2/12

07024396

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Galaxy Entertainment Group

*CURRENT ADDRESS

PROCESSED
JUN 15 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03820 FISCAL YEAR 12-31-06

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 6/13/07

082-03850

ARIS
12-31-06

銀河娛樂集團有限公司
Galaxy Entertainment Group Limited



Annual Report
2006
(Stock Code : 27)

THE COMPANY

Galaxy Entertainment Group Limited was formerly called K. Wah Construction Materials Limited. K. Wah was a long established leading supplier of quality construction materials in Hong Kong and Mainland China.

In 1991, K. Wah was publicly listed on the Hong Kong Stock Exchange under the stock code 0027.

In 2005, K. Wah acquired Galaxy Casino, S.A., which holds a highly sought-after gaming concession in the Macau SAR and K. Wah Construction Materials Limited changed its name to Galaxy Entertainment Group Limited.

During 2006, Galaxy has firmly established itself as a world leading gaming operator, now operating 5 casinos, including its acclaimed StarWorld Hotel and Casino and having captured over 20% of the Macau gaming market.

Going forward, Galaxy will continue to capitalize on its valuable gaming concession, its casino operations and extensive Macau landbank through the expansion of its gaming and resort activities.

CONTENTS

MAJOR EVENTS

2006





January

- Extension of maturity date and reduction in interest rate of the HK$2,372 million fixed rate notes

February

- Opening of Rio Casino
- New Group Corporate Office established in Hong Kong

June

- 2006 Annual General Meeting

August

- Macau Galaxy Entertainment 2006 FIVB World Grand Prix
- Successfully acquired Tarmac Asphalt Hong Kong Limited

September

- 2006 Interim Results Announcement
- Grand Opening of Grand Waldo Casino


銀河娛樂集團有限公司
Galaxy Entertainment Group Limited





MAJOR EVENTS


群星匯聚, 踏上璀璨仕途



March

- Commenced significant recruitment campaign for StarWorld Hotel & Casino

April

- 2005 Annual Results Announcement
- Opening of President Casino

May

- Soft Opening of Grand Waldo Casino

October

- Opening of StarWorld Hotel & Casino
- A joint venture was awarded the rehabilitation contract for Lam Tei Quarry

December

- Topping out of the 27-Floor Cotai Hotel Tower
- Successfully placed US$240 million Convertible Notes
- 2006 Macau Galaxy Entertainment International Marathon, Half Marathon and Mini Marathon


星際酒店



CHAIRMAN

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*

DEPUTY CHAIRMAN

Francis Lui Yiu Tung

EXECUTIVE DIRECTORS

Chan Kai Nang
Joseph Chee Ying Keung
Paddy Tang Lui Wai Yu, *JP*
William Lo Chi Chung (resigned with effect from 1st May 2007)

NON-EXECUTIVE DIRECTORS

Dr. Charles Cheung Wai Bun, *JP**
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell*
Dr. William Yip Shue Lam, *LLD**
Anthony Thomas Christopher Carter

* Independent Non-executive Directors

AUDIT COMMITTEE

Dr. Charles Cheung Wai Bun, *JP*
Moses Cheng Mo Chi, *GBS, OBE, JP*
James Ross Ancell

REMUNERATION COMMITTEE

Francis Lui Yiu Tung
Dr. Charles Cheung Wai Bun, *JP*
Dr. William Yip Shue Lam, *LLD*

COMPANY SECRETARY

Kitty Chan Lai Kit

QUALIFIED ACCOUNTANT

Cheung Wing Hong

AUDITORS

PricewaterhouseCoopers

REGISTERED OFFICE

Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

PRINCIPAL BANKER

The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS

Richards Butler
Slaughter and May
Huen Wong & Co. in association with Fried, Frank, Harris, Shriver & Jacobson LLP
Sa Carneiro & Pinheiro Torres
Leonel Alberto Alves
King & Wood
Guantao Law Firm

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

AMERICAN DEPOSITARY RECEIPTS ("ADR") DEPOSITARY

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

WEBSITE ADDRESS

http://www.galaxyentertainment.com

SHARE LISTING

The Stock Exchange of Hong Kong Limited ("SEHK")

STOCK CODE

SEHK	:	27
Bloomberg	:	27 HK
Reuters	:	0027.HK
ADR	:	GXYEY

INVESTOR RELATIONS CONTACT

Please direct enquiries to :
Investor Relations Department
Tel: (852) 3150 1111
Fax: (852) 3150 1100
Email: ir@galaxyentertainment.com

NOTICE IS HEREBY GIVEN that the 2007 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 26th June 2007 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the Directors and auditors for the year ended 31st December 2006;

2. To elect Directors and fix the Directors' remuneration;

3. To re-appoint auditors and authorise the Directors to fix their remuneration;

4. As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

4.1 "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4.2 "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this Resolution; (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 10% of the share capital of the Company in issue at the date of passing this Resolution), and this approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

4.3 "THAT conditional upon the passing of the Resolutions numbered 4.1 and 4.2 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the Resolution numbered 4.2 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the Resolution numbered 4.1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 27th April 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for use in connection with the meeting is enclosed. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

3. Concerning agenda item 2 above, Mr. Francis Lui Yiu Tung and Mr. James Ross Ancell shall retire by rotation at the meeting and, being eligible, offer themselves for re-election. Mr. Anthony Thomas Christopher Carter, being a new Director appointed by the Board, shall hold office until the meeting and being eligible, offers himself for re-election. Details of the above Directors are set out in the circular enclosed with this Annual Report.

4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the Directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the Resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the Directors is set out in the circular enclosed with this Annual Report.

5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the Directors to allot, issue and deal in additional shares in the capital of the Company for increasing flexibility and providing discretion to the Directors in managing the Company's capital base and in particular enabling the Company to maintain financing flexibility.



> The Group sees its staff as its most valuable assets, as none of the Group's achievements would have been possible without the talents and contributions of each individual colleague.
>
> *Chairman*
> **Dr. Lui Che Woo**
> *GBS, MBE, JP, LLD, DSSc, DBA*

Dear Shareholders,

The Year 2006 has been a fruitful year for Galaxy Entertainment Group Limited ("Galaxy" or the "Group").

For the year ended 31st December 2006, revenue from Galaxy's gaming operation was HK$3,389 million, representing a 50 times growth from the previous year. Following the subsequent opening of several new casinos as scheduled during the year, Galaxy was able to expand its market share to 19% as at the month of December 2006, which provides strong evidence that the Group has a well established position in the gaming and entertainment market of Macau.

ENORMOUS GROWING POTENTIAL FOR THE FUTURE OF THE TRAVEL INDUSTRY IN MACAU

The Eleventh Five-Year Plan of the Central Government of China promotes a fast track development of a diversified economy in Macau. Being the sole city in China open to the gaming industry, Macau is benefiting from the "visa-free travel" policy, resulting in a rapid increase in the number of visitors. This rapid growth in visitor volumes commenced in 2003 and last year the number of visitors to Macau reached a record high of 22 million. The gross domestic product climbed to over MOP114 billion, representing a real compound growth rate of 16.6%. Unquestionably, the rapid growth in the gaming and travel industry is highly supportive of the fast growing economy of Macau.

ADHERING TO THE PRINCIPLES OF PRESERVATION, PERFECTION AND INNOVATION

Commencing operation since 2004 with one of the gaming licences granted by the Macau Government, Galaxy continues to adhere to three key business development principles, namely "preservation", "perfection" and "innovation". The Group is committed to "preserve" the unique cultural heritage of Macau, with the aim of merging its distinctive culture with Chinese tradition so as to appeal to visitors from all over the world. Building on the concept of mixing Western and Eastern management principles, Galaxy strives to "perfect" operating efficiency through the use of state-of-the-art information technology and is determined to create an exciting product and environment that appeals to the taste of both domestic and international travelers by introducing them to new experiences that are exciting and "innovative".

Looking ahead, the Group will proactively and prudentially invest in other areas when suitable cpportunities arise and make the best deployment of its resources on the basis of the above three principles. With its extensive Asian experience accumulated over the years, Galaxy clearly understands that it should not just replicate Las Vegas in Macau, but instead create its own distinctive and extraordinary paradise for travelers. This capitalizes on the two totally different cultures of Macau and Mainland China and appeals to the tastes of Asian people, and offers a unique and exciting world-class experience to international visitors for either business or leisure.

In March this year, Macau received the Future Award 2007, for being considered the most promising future tourism destination in Asia awarded by the International Tourismus Börse (Trade fair for the International Tourism Industry) of Berlin. Additionally, in June this year the upcoming first Asian Gaming Expo and Conference will be held in Macau, demonstrating the highly recognized international status of Macau, fast becoming a unique world-class city for entertainment and travel.

BILLIONS OF INVESTMENT IN THE GAMING AND LEISURE INDUSTRY

To date, the Group has invested MOP8 billion in Macau. During the year under review, Galaxy's flagship StarWorld Hotel and Casino commenced operations on 19th October 2006, and is delivering solid results. We are delighted to have appointed Mr. Tony Leung, the renowned international super star as our spokesman for StarWorld Hotel. Our investment in marketing and promotion activities has already proved a success at StarWorld Hotel and our other casinos are widely recognized as deluxe, exquisite and prominent facilities, providing customers with high quality services. In March 2007, the "Jinmen" (StarWorld's Premium Club) was launched. Jinmen offers only the very best and most creative services and facilities to customers and delivers an unforgettable experience.

Presently, our development of Galaxy Mega Resort in Cotai has been in full swing. This project has a site area of 4,700,000 square feet and will be constructed in different stages. The 27 Floor Hotel Tower was "topped-out" in December and all other construction work is well advanced. We are expecting to see the first phase of the development commence operations in 2008 as scheduled. Upon total "build-out", we expect Galaxy Cotai will become one of the largest resorts in Macau providing one-stop tourism and entertainment facilities in Cotai with a comprehensive range of gaming, entertainment, shopping, convention and other leisure services suitable for business or family guests.

FOCUSING ON STAFF TRAINING AND EXPANSION OF MANAGEMENT EXPERTISE

The Group sees its staff as its most valuable assets. Staff recruitment, retention and training are of the upmost importance to the Group. In calendar year 2006, we recruited and trained an additional 6,600 staff; bringing our total number of staff to 10,500 which is a 167% increase above the 2005 head count. In addition, the Group has established its own Centre of Excellence for Casino Training with a facility of 22,000 square feet for the promotion of professionalism and quality service. To support this goal of excellence, Galaxy has added to our Executive "Bench Strength" by recruiting an elite team of international management experts, further strengthening our competitive edge to differentiate ourselves from other leading market players.

Galaxy will continue to extend its reach into the tourism market and provide the best services and most comprehensive facilities available. We are fully committed to build Macau into a world-class international hub for entertainment and tourism in full support of the government's policy, and to deliver our valuable shareholders high investment returns.

Finally, I would like to take this opportunity to extend my heartfelt appreciation to all my fellow directors and dedicated and committed employees, for without their professionalism, loyalty and dedication to the Group, none of Galaxy's achievements over the past year would have been possible. I am looking forward to work with them all in the years ahead.

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*
Chairman

Hong Kong, 18th April 2007

GROWTH STRATEGY







Galaxy has capitalised on the fast growing gaming market in Macau to position itself as one of the dominant casino operators within the Macau gaming market.


WALDO HOTEL
Rio Casino



The Company is committed to high standards of corporate governance. There is in place a well-balanced corporate governance system which sets the framework for the Board of Directors of the Company ("Board") to manage the Company efficiently and to attain the established corporate objectives of providing shareholders with the best return on their investment and of caring for the community as a good corporate citizen, with a high level of transparency and accountability to shareholders. The Board has applied the principles in the Code on Corporate Governance Practices ("Code") set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

THE BOARD

The Company is headed by the Board, which is responsible to lead and control the Company and its subsidiaries ("Group") and direct and supervise the Group's affairs. The Board sets strategies for the Company and monitors the performance of the management. The names and biographical details of the Directors (by category) and their relationships are set out in the Corporate Information on page 4 and Further Corporate Information on pages 39 to 41.

Chairman, Deputy Chairman and Managing Director

The roles of the Chairman of the Board, the Deputy Chairman of the Board and the Managing Director are segregated and are not exercised by the same individual.

The Chairman provides leadership for the Board and manages the Board ensuring that it works effectively and discharges its responsibilities, and that all key issues are discussed and addressed to in a timely manner. The Deputy Chairman supports and assists the Chairman in performing the above works and, together with the Managing Director, lead and oversee the day-to-day management of the Group's business, and implement the Company's set strategies.

Board Composition

The Board has a balanced composition of executive and non-executive Directors (including three independent non-executive Directors). The skill-sets of the Board are determined and regularly reviewed on the basis that members of the Board as a whole possess all-rounded business and professional skills essential to manage a successful sizeable enterprise and to support continuous growth. In addition to our executive Directors' substantial experience in the Company's business, our Directors have a mix of corporate management and strategic planning, finance, legal and corporate governance experience and qualifications. In fulfilling their roles and duties, our Directors provide balanced and independent views to the Board, exercise independent judgement and play check and balance roles on the Board's decisions, particularly on matters that may involve conflict of interest.

Apart from the relationships among Directors disclosed in the Directors' biographical details, Mr. Moses Cheng Mo Chi is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, which provides legal services on normal commercial terms to certain companies controlled by the Chairman.

Non-executive Directors

The majority of the non-executive Directors of the Company are independent non-executive Directors.

All independent non-executive Directors of the Company have met all of the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received from each of them an annual written confirmation of his independence and considers each of them to be independent. The Company has complied with Rules 3.10(1) and (2) of the Listing Rules relating to appointment of at least three independent non-executive Directors and an independent non-executive Director with appropriate professional qualifications, or accounting or related financial management expertise.

Non-executive Directors are appointed for a specific term. Dr. Charles Cheung Wai Bun and Mr. Moses Cheng Mo Chi were appointed for a specific term of three years, subject to retirement by rotation and re-election pursuant to the Company's Articles of Association. Mr. James Ross Ancell, Dr. William Yip Shue Lam and Mr. Anthony Thomas Christopher Carter were appointed for a fixed term of three years pursuant to their service contracts, which may be extended by another three-year term.

Appointment and Re-election of Directors

There is a formal, considered and transparent procedure for the appointment of new Directors to the Board. Candidates to be selected and recommended are those who are experienced and competence and able to fulfill the fiduciary duties and duties of skill, care and diligence to a standard required of for listed companies' directors. The ability to provide balanced and independent views and exercise independent judgement and to devote sufficient time and attention to the Company's affairs is an additional criterion for selecting non-executive directors. A proposal for the appointment of a new Director together with detailed information on his/her educational and professional qualifications and the relevant working experience is submitted to the Board for decision in the appointment process. All new Directors will be subject to re-election by shareholders at the first general meeting after their appointment.

During the year, the Company has not appointed or removed any director. Changes in the Board subsequent to the year are set out in the Report of the Directors on page 43.

Responsibilities of Directors

The Company believes that to enable our Directors to provide their maximum contributions, it is essential to keep them updated on their duties and responsibilities as well as the conduct, business activities and development of the Group. To this end, the Company has a set of comprehensive induction materials for new Directors and has from time to time organised corporate seminars and arranged for site visits to certain important operations of the Group for Directors. Timely updates on changes in laws and compliance issues relevant to the Group and appropriate information on the Group's business and activities are provided to our Directors. Reports on the Company's performance and comparison with budget together with the necessary commentary and explanation on any deviation from budget are provided to our Directors at Board Meetings held on a quarterly basis.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as its code of conduct for securities transactions by Directors. The Company, having made specific enquiry of all Directors, confirms that our Directors have complied with the required standard set out in the Model Code and the Company's own code.

The Board has also established written guidelines on no less exacting terms than the Model Code to be observed by relevant employees of the Group who, because of their offices or employments, are likely to be in possession of unpublished price sensitive information in relation to the Group or the securities of the Company in respect of their dealings in the securities of the Company.

BOARD COMMITTEES

The Board has proper delegation of its powers and has established three Board Committees, with specific written terms of reference which deal clearly with their authority and duties, to oversee particular aspects of the Group's affairs. Sufficient resources, including the advice of external Auditors and independent professional advisers, are provided to the Board Committees to enable them to discharge their duties.

Executive Board

The Board has delegated the power, authorities and discretions for the management of the Group's operations and activities to a formally established Executive Board constituted by all executive Directors of the Company. The Executive Board reports to the Board and causes its resolutions circulated to the Board on a quarterly basis. Certain matters are specifically reserved for approval by the Board, including annual budgets and accounts, dividends and distribution to shareholders, increase of share capital and allotment of new shares, derivative tradings, connected transactions subject to disclosure and/or shareholders approval requirements, and acquisitions, disposals, investments, financing and charging of assets above predetermined thresholds.

In respect of the decision making process, Levels of Authority for management have been formally approved by the Executive Board and management submits written proposals with detailed analysis (both financial and commercial) and recommendations to the Executive Board for consideration and approval, in accordance with those Levels of Authority. Where the subject matter exceeds the authority of the Executive Board or relates to any matters specifically reserved to the Board as aforesaid, it would be submitted to the Board for approval.

The Executive Board sub-delegates the day-to-day management, administration and operations functions to executive committees of the gaming and entertainment division and the construction materials division and where appropriate, special task forces charged with specific responsibilities to oversee particular business activities or corporate transactions.

Audit Committee

The Audit Committee of the Company has been in place since 1999. It comprises two independent non-executive Directors, Dr. Charles Cheung Wai Bun as the Chairman and Mr. James Ross Ancell, and a non-executive Director, Mr. Moses Cheng Mo Chi.

The Audit Committee is accountable to the Board and its primary role is to assist the Board to monitor the Company's financial reporting process, to consider the nature and scope of audit reviews, to ensure that effective internal control and risk management systems are in place and to review the Group's interim and annual financial statements. The Audit Committee has access to and maintains an independent communication with the external Auditors and the management to ensure effective information exchange on all relevant financial and accounting matters. The written terms of reference of the Audit Committee conform to the code provision requirements of the Code.

The Audit Committee meets at least twice a year, with the attendance of the Group Chief Financial Officer, Financial Controller and Qualified Accountant, the Company Secretary and the external Auditors. The Audit Committee submits its written report to the Board after each Audit Committee Meeting, drawing the Board's attention to important issues that the Board should be aware of, identifying any matters in respect of which it considers that action or improvement is needed and making appropriate recommendations.

In discharging its duties, the principal work performed by the Audit Committee during the year included the following:

(i) Review of interim and annual financial statements of the Group, with a recommendation to the Board for approval, examination of significant matters relating to the external Auditors' interim review and annual audit, and review of the accounting policies and practices adopted by the Group;

(ii) Review of new and/or revised accounting standards and practices applicable to the Group and their impacts to the Group;

(iii) Review of internal control and risk management systems and assessment of their effectiveness to ensure that appropriate measures are in place to safeguard all significant assets and operations of the Group as well as to support continuous growth;

(iv) Review of overall accounts receivables position of the Group and the effectiveness of credit control, and reinforcing education to the management and the operation units the importance of adherence to the established credit control measures;

(v) Review of audit strategy, approach and methodologies and assessment of key audit risks with the external Auditors in the audit planning stage; and

(vi) Report of the findings and making recommendations to the Board for improvement or implementation in respect of the above matters.

The Audit Committee made particular effort on internal control and risk management. It made a visit to the gaming and entertainment operations in Macau in January 2007 and was briefed on the possible risk areas and the appropriate internal control measures in place.

Remuneration Committee

The Remuneration Committee of the Company has been in place since early 2006. It comprises three members, Mr. Francis Lui Yiu Tung as the Chairman and two independent non-executive Directors, Dr. Charles Cheung Wai Bun and Dr. William Yip Shue Lam.

The Remuneration Committee is accountable to the Board and its primary role is to conduct annual review of the policy and structure for all remuneration of Directors and senior management and to make recommendations to the Board on such policy and structure and on the establishment of a formal and transparent procedure for developing remuneration policy. The Remuneration Committee also has the delegated responsibility to determine the remuneration packages of all executive Directors and senior management proposed by the human resources management and make recommendations to the Board of the remuneration of non-executive Directors. The Remuneration Committee assists the Board to regularly review and formulate fair and competitive remuneration packages which attract, retain and motivate Directors and senior management of the quality required to run the Company successfully. The written terms of reference of the Remuneration Committee conform to the code provision requirements of the Code.

The Remuneration Committee meets at least once a year, with the attendance of representatives from the human resources department and the Company Secretary. The Remuneration Committee submits its written report to the Board after each Remuneration Committee Meeting, making recommendations of the Director's fees (including Audit Committee and Remuneration Committee members' fees) and other remuneration related matters.

In discharging its duties, the principal work performed by the Remuneration Committee during the year included the following:

(i) Review of the remuneration policy and structure for the Directors of the Company;

(ii) Making recommendations to the Board on proposed Directors' fees (including Audit Committee and Remuneration Committee members' fees) after taking into account the Directors' fees for previous years, the Company's performance and level of activities in the current year, and other listed companies' payments, and submitting to shareholders for approval at the annual general meeting; and

(iii) Determining the specific remuneration packages of all executive Directors after taking into account the remuneration policy and structure, the market benchmark, the contribution of and work performed by relevant Directors and their increasing job responsibilities.

The Directors' remuneration for the year ended 31st December 2006 is set out in note 9(a) to the financial statements.

BOARD AND BOARD COMMITTEE MEETINGS

The Board schedules regular Board Meetings in advance, at least four times a year at approximately quarterly intervals to give Directors the opportunity to participate actively. Directors are consulted for including matters in the agenda for regular Board Meetings. Special Board Meetings are convened as and when needed. Together with the Audit Committee and Remuneration Committee Meetings as aforesaid, it provides an effective framework for the Board and Board Committees to perform their works and discharge their duties. Minutes of Board and Board Committee Meetings are kept by the Company Secretary and are made available to all Directors.

Details of individual Directors' attendance at the Board and Board Committee Meetings held in the year are set out in the following table:

Number of Meetings	**Board Meetings (4)**	**Audit Committee Meetings (2)**	**Remuneration Committee Meeting (1)**
EXECUTIVE DIRECTORS			
Dr. Lui Che Woo	2/4		
Mr. Francis Lui Yiu Tung	4/4		1/1
Mr. Chan Kai Nang	3/4		
Mr. Joseph Chee Ying Keung	4/4		
Mr. William Lo Chi Chung	4/4		
Mrs. Paddy Tang Lui Wai Yu	4/4		
NON-EXECUTIVE DIRECTOR			
Mr. Moses Cheng Mo Chi	2/4	2/2	
INDEPENDENT NON-EXECUTIVE DIRECTORS			
Dr. Charles Cheung Wai Bun	4/4	2/2	1/1
Mr. James Ross Ancell	4/4	2/2	
Dr. William Yip Shue Lam	4/4		1/1

FINANCIAL REPORTING

The Board is accountable to the shareholders and is committed to presenting comprehensive and timely information to the shareholders on assessment of the Company's performance, financial position and prospects.

Directors' Responsibility

The Directors acknowledge their responsibilities for preparing the financial statements of the Company, which give a true and fair view and comply with all applicable regulatory requirements and accounting standards. In preparing the financial statements for the year ended 31st December 2006, the Directors have selected appropriate accounting policies and applied them consistently, and made judgements and estimates that are prudent and reasonable. The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern as at 31st December 2006. Accordingly, the Directors have prepared the financial statements on a going concern basis.

The Board has appointed a Qualified Accountant pursuant to Rule 3.24 of the Listing Rules with the designated responsibility to oversee the financial reporting procedures and internal controls and compliance with the requirements under the Listing Rules with regard to financial reporting and other accounting-related issues.

Auditors' Responsibility

The external Auditors of the Company are PricewaterhouseCoopers, Certified Public Accountants. A statement by the Auditors about their reporting responsibilities is included in the Report of the Independent Auditors on the Company's financial statements on page 53.

In arriving at their opinion, the external Auditors conduct full scope audit without any restrictions and have access to individual Directors (including Audit Committee members) and management of the Company.

The external Auditors are available at the annual general meeting of the Company to answer questions which shareholders may have.

Auditors' Remuneration

Fees for auditing services and non-auditing services provided by the external Auditors for the year ended 31st December 2006 are included in note 8 to the financial statements.

Fees for non-auditing services include HK$554,000 for the services provided in respect of taxation consultancy services.

INTERNAL CONTROLS

Internal Control Process

The Board acknowledges its responsibility to ensure that an effective internal control system is maintained to safeguard shareholders' investment and the Group's assets. The system is designed to provide reasonable, but not absolute, assurance against material misstatement or loss and manage rather than eliminate risks of failure in operations, and to ensure achievement of the Group's objectives.

The key procedures that the Board established to provide effective internal controls include the following:

- A clear organizational structure with defined lines of responsibility and delegation of authority is in place.

- Formal policies and procedures for financial planning and budgeting, information and reporting systems, monitoring the Group's operations and performance are established to ensure financial information reported is reliable and up to date.

- The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of risk control rests with the Management of each business unit.

- The internal audit function was established during 2006. Its function monitors the effectiveness of internal control structures and focuses on reviews of key operations and critical applications. The internal audit plan is submitted to the Audit Committee for approval annually. Findings and recommendations for any corrective action required are reported to the Audit Committee half yearly.

Annual assessment

A Risk Management process had been carried out to identify and assess the major risks facing its business units during 2006. To review the effectiveness of the system of internal control over financial, operational and compliance controls, the Board, through the Audit Committee, embarked upon a project in 2006. A reputable and experienced external consultant was employed to advise on the development of a Control Self Assessment process focused on the entertainment business due to its inherent risk. A thorough walkthrough of each key business process was conducted to identify material controls and control gaps. A set of detailed process flowcharts with narrative was developed to reflect the current practice in place. All identified material controls were incorporated in the Control Self Assessment sheets for testing, which was performed by the management of each key business unit. Testing results were submitted to Internal Audit for review. No significant issues needed to be brought to the Audit Committee's attention.

Internal Audit Department

Reporting to the Audit Committee, the Internal Audit Department has unrestricted access to all functions, records, property, and personnel. Its primary responsibilities are to:

- Develop a flexible annual audit plan using appropriate risk-based methodology, including any risks or control concerns identified by management, and submit that plan to the Audit Committee for review and approval.

- Implement the annual audit plan, as approved, including, and as appropriate, any special tasks or projects requested by management and the Audit Committee.

- Maintain a team of professional audit staff equipped with sufficient knowledge, skills, experience, and professional qualifications to meet the requirements of the internal audit functions.

- Establish quality audit programs to test internal controls and risk management practices effectively.

- Report and investigate all exceptions noted during internal audit work; and follow up on the implementation status of all agreed audit recommendations.

- Evaluate and assess significant new or changing services, processes, operations, and control processes coincident with their development, implementation, and/or expansion.

- Issue periodic reports to the Audit Committee and management summarizing results of audit activities.

COMMUNICATION WITH SHAREHOLDERS

The Company recognizes the importance of maintaining an on-going communication with shareholders to enable them to form their own judgement and to provide constructive feedback.

The Company holds press conferences, analysts briefings and investor meetings after the announcement of its annual and interim results. The Company's website www.galaxyentertainment.com contains an investor relations section which offers timely access to our press releases and other business information. Our Directors are available at the Company's annual and extraordinary general meetings to answer questions and provide information which shareholders may enquire.

The Company has complied with the requirements of the Listing Rules and the Articles of Association in respect of voting by poll and related matters.

COMPLIANCE WITH THE CODE

Throughout the year under review, the Company has met the code provisions in the Code, except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation as their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

GAMING AND ENTERTAINMENT



Capitalising on the two totally different cultures of Macau and Mainland China, Galaxy strives to appeal to the tastes of Asian people, and offer a unique and exciting world-class experience to international visitors traveling for either business or leisure.









2006 was a year of milestones for the Galaxy Entertainment Group. We successfully opened our first flagship hotel and entertainment complex in October 2006, "StarWorld". In-addition we opened three more City Club casinos earlier in the year – Rio Casino, President Casino, and Grand Waldo Casino. Now with five casinos in operation, the Group has firmly established itself as a major player within the Macau gaming market.

REVIEW OF OPERATIONS

Turnover and profit attributable to shareholders for the year ended 31st December 2006 was HK$4,669 million and a loss of HK$1,532 million respectively, as compared to a turnover of HK$1,292 million and a profit of HK$2,395 million for the year ended 31st December 2005. The Group's turnover was significantly higher than that of last year reflecting the significant expansion in its Gaming and Entertainment division, with the opening of four more casinos in Macau during the year, including the Group's flagship, StarWorld. With the opening of its VIP rooms at the end of November, StarWorld was only opened for one full month of operation during the financial year.

The Group's loss for the year was reported after:

- Depreciation and amortisation charges of HK$1.19 billion, including the HK$998 million amortisation of the intangible asset arising from the acquisition of the Macau operation in July 2005;
- HK$522 million in finance charges;
- Launch and pre-opening expenses associated with opening the four casinos and hotel during the year of HK$268 million, including staff costs, training costs, marketing and branding.

It should be noted that the profit attributed to shareholders for the 2005 year included a gain of HK$3,039 million arising from the acquisition of the Macau operation in July 2005.

The 2007 year will be the first full year of operation of the StarWorld Hotel and Casino and all of the City Club casinos and will be a more indicative year upon which to assess the financial success of the Group's Gaming and Entertainment division.

For the first three months of the 2007 financial year, the Group captured over HK$3.7 billion of Macau gaming revenue, with over HK$100 billion in VIP rolling turnover. Based on this, Galaxy's market share has now increased to 22% of the total Macau market as reported.

In the fourth quarter of 2006 the Macau gaming market grew at 44% year on year versus 2005, VIP win grew at 65% year on year, with the Mass market at a more modest growth of 15%. This confirms Galaxy's strategy of having a strong focus on the VIP gaming business.

The StarWorld property was developed by Galaxy at a cost of approximately HK$3 billion, including the acquisition of the land. StarWorld's earnings potential is realised in 2007 and future years. The current market value of this property is significantly greater than its development cost as reflected in the Group's balance sheet. Galaxy is confident that its return on capital for its investment in StarWorld (EBITDA return on development cost) will exceed expectations. This is also true for Galaxy's City Club operations.

Furthermore, the Group's balance sheet does not reflect the current value of one of its most valuable assets, the significant land holding on the Cotai strip – being the site of its Mega Resort development.

Set out below is the segmental analysis of the Group's operating result for the year ended 31st December 2006.

EBITDA EXCLUDING NON-RECURRING ITEMS

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Corporate *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Company and subsidiaries:					
Operating profit/(loss)	(1,187,893)	52,512	102,934	(1,032,447)	2,591,824
Jointly controlled entities and associated companies:					
Share of profits less losses before tax	(2,803)	34,165	–	31,362	(73,913)
Depreciation and amortisation	1,067,757	121,188	1,194	1,190,139	536,068
Non-recurring items	267,868	–	(20,000)	247,868	(2,905,203)
EBITDA excluding non-recurring items	**144,929**	**207,865**	**84,128**	**436,922**	148,776

TURNOVER BY DIVISION

	2006 ***HK$'000***	2005 *HK$'000*
A Gaming and entertainment	**3,388,767**	66,213
B Construction materials	**1,280,728**	1,225,714
	4,669,495	1,291,927


B (27%)
2006
A (73%)


A (5%)
2005
B (95%)

EMPLOYMENT OF TOTAL ASSETS

	2006 ***HK$'000***	2005 *HK$'000*
A Gaming and entertainment	**20,400,561**	18,770,818
B Construction materials	**2,172,168**	2,143,535
C Corporate office	**853,072**	405,354
D Cash & bank balances	**5,783,197**	5,068,214
	29,208,998	26,387,921


D (20%)
C (3%)
B (7%)
2006
A (70%)


D (19%)
C (2%)
B (8%)
2005
A (71%)

TURNOVER BY GEOGRAPHICAL SPREAD

	2006 *HK$'000*	2005 *HK$'000*
■ Macau	**3,620,336**	126,936
B Hong Kong	**516,380**	493,504
C Mainland	**532,779**	671,487
	4,669,495	1,291,927


C (11%)
B (11%)
2006
A (78%)


A (10%)
C (52%)
2005
B (38%)

TOTAL ASSETS BY GEOGRAPHICAL SPREAD

	2006 *HK$'000*	2005 *HK$'000*
■ Macau	**25,077,008**	24,094,083
B Hong Kong	**2,860,182**	1,078,696
C Mainland	**1,271,808**	1,215,142
	29,208,998	26,387,921


C (4%)
B (10%)
2006
A (86%)


B (4%)
C (5%)
2005
A (91%)

GAMING AND ENTERTAINMENT DIVISION

Overview

The Macau gaming market continued to record another year of double digit growth. Macau's net gaming revenues increased by over 20% to HK$53 billion in 2006. Macau is now the world's largest gaming market and continues to experience one of the world's fastest growth rates in gaming revenues and tourist arrivals.

During 2006, Galaxy's gaming tables increased from 63 to over 500 representing approximately 20% of the number of tables in Macau, while Galaxy's slot machines increased from 75 to over 800, representing nearly 15% of slot machines in Macau. Galaxy's casinos generated net gaming revenues of HK$7.3 billion for the year (of which HK$3.4 billion is recognised in the financial statements due to the different accounting treatment of the arrangements with the City Club casinos).

Galaxy's market share of Macau net gaming revenues increased from 9% in the first half of 2006 to 17% in the second half year, following the opening of StarWorld and the three new City Club casinos. For the month of December 2006, Galaxy generated net gaming revenues of over HK$1.1 billion representing a 19% market share.

In 2006, the Gaming and Entertainment division reported an operating loss of HK$1,188 million.

In considering this result, it should be noted that this is reported after:

- Depreciation and amortisation charges of HK$1,068 million, including the amortisation of the gaming licence of HK$998 million;

- Non-recurring items of HK$268 million which include the pre-opening expenses related to the opening of StarWorld and the three additional City Club casinos, including staff costs, training, launch, marketing and branding expenses.

As noted above, EBITDA of the Gaming and Entertainment division included only one full month of operation of StarWorld's VIP gaming tables (commenced operation on 26th November 2006).

2007 will be the first full year of operation for StarWorld and all of the City Club casinos and will be a more indicative year upon which to assess the financial performance of Galaxy's Gaming and Entertainment division.

As at 31st December 2006, the Group has HK$6 billion in cash (including HK$259 million restricted bank deposits classified as other non-current assets), which together with the cash flows from StarWorld, the City Club casinos and Galaxy's other operations, provides Galaxy with the necessary financial resources to develop and commence operations of the first phase of its Cotai Mega Resort by the end of 2008.

StarWorld

StarWorld, Galaxy's first flagship entertainment complex, at a cost of approximately HK$3.0 billion, opened with its mass gaming operations on 19th October 2006. StarWorld's acclaimed VIP rooms began a phased opening on 26th November 2006. StarWorld has been specifically designed and themed to appeal to the tastes and preferences of the expanding gaming market. StarWorld's spectacular external lighting has changed the Macau skyline forever and will ensure that StarWorld is a "must-see" casino for all visitors to Macau.

StarWorld is strategically located in downtown Macau and is at the epi-centre in the heart of the "Strip" of the Macau gaming hub, together with Grand Lisboa, Wynn, and MGM. With StarWorld's unique U-shaped hotel configuration, all 500 hotel rooms and suites have outstanding panoramic water views.

In March 2007, StarWorld completed and opened its VIP high-roller "Jinmen Room" and increased its VIP tables. Once being fully operational, the StarWorld complex will encompass 16,500 m² of gaming space, with over 250 gaming tables and 500 slot machines, together with 500 hotel rooms, suites and Presidential suites to cater for our VIPs. As a gourmet paradise, StarWorld offers an outstanding buffet, "Temptations", exquisite Chinese cuisine at the award winning Jade Garden and Laurel restaurants, and our soon to be opened Japanese and Western fine dining restaurants. To cater for the increase in demand for conference and banquet facilities, our Grand Ballroom will be opened later this year. We are confident that the StarWorld offering of world-class service, outstanding facilities and our understanding of our valued customers' preferences will underpin our success.

Cotai Mega Resort

The development of Galaxy's luxurious Cotai Mega Resort is well advanced with the initial phase of this development scheduled to open in 2008. This phase includes over 25,000 m² of main gaming floor, which can accommodate up to 600 gaming tables and 1,000 slot machines and a 27 floor hotel tower with 1,500 hotel rooms and suites. Additional resort facilities include: spa, sauna, leisure facilities, an Asian paradise of gourmet food with over 20 restaurants, a range of selected specialty retail and extensive water entertainment and experience features.

Going forward, Galaxy's Cotai development will be developed to include six to eight various star-rated hotels and resorts with up to 12,000 rooms, 1,500 gaming tables, 3,000 slot machines, extensive high-end retail and multiple convention, function and meeting facilities.

Galaxy's Cotai development site is 4.7 million sq ft in size, making it one of Macau's single largest development sites. This vast piece of land ensures Galaxy has the flexibility to grow and expand as business opportunities continue to evolve. As previously noted the current value of this most valuable asset has not yet been reflected on Galaxy's balance sheet.

City Club Casinos

Galaxy's City Club casinos experienced significant growth during 2006. During this year three additional city club casinos were opened – Rio Casino in late February, President Casino in late April, and Grand Waldo Casino in May.

The operations of the City Club casinos have continued to improve during 2006. The three new City Club casinos, combined with Galaxy's original City Club casino, Waldo Casino, have helped Galaxy to secure a strong foothold in the Macau gaming market. The City Club casinos now operate over 280 gaming tables and 475 slot machines in Macau.

BOND ISSUE

As noted in the 2005 annual report, Galaxy successfully raised US$600 million in 2005 through a bond offering. These bonds have been well received by the market, trading on the Singapore stock exchange, and now trade at a premium to their issue price.

CONVERTIBLE NOTE ISSUE

In December 2006, after being approached by a group of US investment funds the Group issued US$240 million of zero coupon five year convertible notes. These funds, together with the proceeds of the Bond Issue, ensure that Galaxy has the necessary financial capacity to expand and enhance the competitiveness of the Galaxy Mega Resort.

CONSTRUCTION MATERIALS DIVISION

The Construction Materials division recorded a steady growth over last year both in terms of turnover and profit contribution. The division's continuous focus on cost savings over the past few years has provided a very solid base in maintaining a competitive edge over its competitors. The division has been able to ride on the challenges brought about by softening market demand in Hong Kong and intensifying market competition on the Mainland.

Hong Kong and Macau

The division continues to ensure it maintains a cost effective operation and is highly competitive within the industry. This has enabled the operation in Hong Kong to achieve a good profit contribution amid reducing market demand. To further strengthen our market position and to broaden the earnings base, the division acquired 80% of Tarmac Asphalt Hong Kong Limited in August 2006. With this acquisition, in addition to broadening the division's earnings base, the division has enjoyed the synergistic cost savings resulting from combining the operations into one business entity. In October 2006, the division secured a rehabilitation contract with Hong Kong SAR Government at Lam Tei, New Territories through an entity in which the Group has a 36.5% interest. This contract will provide the division with long term supply of aggregates and operation base for further extending market coverage in Hong Kong.

Our construction materials operation in Macau continued to record encouraging growth in 2006 with increased sales volume and higher profit contribution. The production facilities have been further expanded during the year to cope with the increasing market demand.

Mainland

The market has remained highly competitive resulting in falling unit selling prices and narrowing gross margin. The division has consolidated its operations to achieve synergistic cost savings in order to maintain our competitiveness in the market. In respect of the joint ventures with leading steel manufacturers for the manufacture and sale of granulated blastfurnance slag (GGBS), all these joint ventures have made good profit contribution to the division. Further expansion in production facilities of these joint ventures will be carried out to cope with the increasing demand of GGBS in the market.



The division's investment in cement joint ventures in Yunnan has progressed as planned. The Kunming cement operation has begun making a profit contribution to the division and the second phase production facilities construction work has been completed. The plant is presently under testing stage and is expected to commence production in the near future. In addition, the division has plans to invest in other areas in Yunnan to capitalise on the increasing demand brought about by Central Government's policy of developing the Western Region. In November 2006, the Group together with Kungang, commenced construction work on a new cement production facility in Baoshan, Yunnan. The plant is expected to commence production in 2008. The division will continue to look for valuable investment opportunities in Yunnan and it is envisaged that all these investments will provide a solid and steady profit growth to the division in the coming future.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the year. The shareholders' funds as at 31st December 2006 was HK$13,633 million, a decrease of approximately 9% over that as at 31st December 2005 of HK$14,932 million while the Group's total assets employed increased to HK$29,209 million as compared to HK$26,388 million as at 31st December 2005.

The Group continues to maintain a strong cash position. As at 31st December 2006, total cash and bank balances were HK$5,783 million as compared to HK$5,068 million as at 31st December 2005.

As at 31st December 2006, the Group's total indebtedness was HK$8,973 million as compared to HK$7,587 million as at 31st December 2005. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 14% as at 31st December 2006 as compared to 12% as at 31st December 2005.

SOURCES OF FUNDING

		2006	2005
		HK$'000	*HK$'000*
■	Share capital	**329,612**	329,058
B	Capital reserve	**11,461,424**	11,439,469
C	Revenue reserve	**1,587,229**	3,118,363
D	Share option reserve	**36,927**	37,561
E	Other reserves	**217,607**	8,003
F	Minority interests	**490,700**	491,910
G	Non-current borrowings	**8,439,965**	4,643,355
H	Other non-current liabilities	**2,471,848**	1,922,891
		25,035,312	21,990,610


H (10%)
A (1%)
G (34%)
2006
B (46%)
F (2%)
E (1%)
C (6%)
D (0%)
H (9%)
A (2%)
G (21%)
2005
F (2%)
E (0%)
D (0%)
C (14%)
B (52%)

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of HK$217 million (2005: HK$221 million) and bank deposits of HK$259 million (2005: HK$259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$210 million (2005: HK$262 million), of which HK$175 million (2005: HK$124 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to HK$9 million (2005: nil). At 31st December 2006, facilities utilised amounted to HK$9 million (2005: nil).

EMPLOYEES AND REMUNERATION POLICY

As at 31st December 2006, the Group, excluding associated companies and jointly controlled entities, employed around 10,500 employees in Hong Kong, Macau and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$924 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive, fair and subject to regular review. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Macau and Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.


HK$1,000

SOLID FOUNDATION


XI LIN




Tarmac



We are the most integrated and long established quality construction materials supplier in Hong Kong, with significant presence in Macau and major cities across the Mainland.






北京首鋼嘉華

GAMING AND ENTERTAINMENT EXPERTISE

Galaxy Casino, S.A. ("Galaxy") has actively recruited a highly skilled and qualified team of gaming and casino executives whom have extensive Asian specific gaming expertise and experience. Many of these executives have spent their entire careers within Asian casinos.

Galaxy is committed to recruiting and retaining the very best management and staff and will continue to strengthen our gaming executive team as we move forward and continue to build Galaxy into one of the world's leading gaming companies.

The profile of our most senior gaming executives is detailed below:

David Craig Philip Banks, aged 55, Group Chief Operating Officer. He was the former Chief Executive Officer of Casinos for Tabcorp Ltd in Australia responsible for Star City Casino in Sydney, Jupiters Casino in Gold Coast Queensland, Treasury Casino Brisbane, and Townsville Casino in Queensland. As the former Chief Operating Officer & Chief Executive Officer of Star City Ltd., former President and Director of The Australian Casino Association, David has 10 years senior executive experience in the casino industry.

Nigel Barclay Morrison, aged 48, Group Chief Financial Officer. He was the former Chief Financial Officer and Chief Operating Officer of Crown Limited in Melbourne Australia, and Chief Executive of The Federal Group, the largest private casinos and gaming company in Australia. He is a former partner of the Corporate Finance division of Ernst & Young, specializing in the gaming industry. With a Bachelor Degree of Commerce from Melbourne University, he is a Chartered Accountant and a member of the Securities Institute in Australia with 20 years experience in the gaming industry.

Ciaran Pearse Carruthers, aged 38, Chief Operating Officer, StarWorld Hotel & Casino. He has 19 years experience in the gaming and resort industry in various countries including, the UK, the US Commonwealth of the Northern Marianas Islands, the Philippines and Singapore. He has specialised in the Asia Pacific gaming industry for the past 15 years, consulting to various Casino Groups such as: Crown, Tabcorp and Pagcor and he has been with Galaxy since late 2002 and was previously Senior Vice President – City Clubs.

Albert Emile Davia, aged 46, Vice President of City Clubs. He has 22 years experience in the gaming and resort industry in various countries including, Singapore, Australia, Malaysia and Macau. He has specialized in the VIP gaming industry for the past 16 years, dealing with VIP players from the Asian region, the Casinos in which he has run VIP operations include: Sky City, Adelaide and Crown Casino, Melbourne.

Kwa Yew Seng, aged 55 Chief Financial Officer of Galaxy Casino, S.A. He holds a Master of Business Administration Degree and a Bachelor Degree in Economics. Mr. Kwa is also a member of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has over 30 years experience in the field of Finance and Accounting, 20 of which were in the casino industry, in particular at Burswood Casino, Western Australia.

Bernard Francis Millman, aged 53, Financial Controller (Casino). Bernard holds a Bachelor Business (Hospitality Management) Degree from Royal Melbourne Institute of Technology. He has had 29 years experience in financial management and has held various senior management positions, including general manager and financial controller, in international hotels and casinos in Australia and the Asia Pacific region. Casinos in which he worked have included: Alice Springs, Jupiters and Darwin all located in Australia and Christmas Island Casino on Christmas Island. He has represented the hotel and gaming industry in Australia in a review of tax legislation.

GAMING AND ENTERTAINMENT EXPERTISE

Gary Woollard, aged 52, Casino General Manager of the Grand Waldo Casino. Gary has 22 years' experience in the gaming industry in Australia and Europe prior to joining Galaxy. He has held positions at the following Casinos: Adelaide Casino, Star City Sydney, Korona Casino Moscow and both Waldo Casino and Grand Waldo Macau.

Working alongside our experienced expatriate management team are the highly experienced and qualified local staff. The fusion of international management experience and in-depth knowledge of local culture positions Galaxy to stay ahead of our competitors.

All of this experience and the continued development of our management competence results in highly efficient and effective casino operations. Our international standard casinos are positioned to provide an outstanding customer service in a safe, secure and hospitable environment for our guests. Combined with a detailed knowledge of the preferences of the local market, we believe we have built management teams that will drive the growth of Galaxy for many years to come.

Galaxy understands that our people are our greatest asset. We ensure that our human resource practices are continually benchmarked against those of our competitors together with our remuneration packages to ensure we maintain our competitiveness in a fast moving marketplace.

We are committed to the practice of career path development for our management and staff and continually provide training in new skills and competences so that our dealers and other staff of today have the opportunity to be our managers of tomorrow. Refresher courses are also held on a regular basis to ensure that the high standards we set for ourselves are achieved by all of our staff.

Our rapid expansion has and will continue to provide many different opportunities for growth within Galaxy. Since inception, Galaxy has adopted a position of rewarding dedication and ability with promotion. This policy of internal promotion, together with the many opportunities available as a result of our phenomenal expansion and growth, is both an effective staff and management recruitment and retention tool.

As a socially-responsible corporation, the Group continues to demonstrate its strong commitment to contributing to the communities in which it operates.

In recent years, corporate social responsibility (CSR) is a public common focus and nowadays it is becoming a social culture. We fully realise the importance of CSR as a natural part of the business process. To fulfill social responsibility is our on-going commitment to sustain the best return to the shareholders by acquiring support and recognition in the society. We encourage our staff and their family members to actively take part in social voluntary services and community activities. We believe that through helping those in needs, it provides a good opportunity for our staff to establish themselves as responsible and caring citizens. After years of staff participation in community activities, we are proud that this "caring" culture has been established within the Group.

IN HONG KONG

In addition to making donations to charitable organisations and participating in community activities, our Construction Materials Division has initiated various voluntary service programmes. A volunteer team of over 50 staff members was formed in 2006 and all of them have been given adequate volunteer training by professional social workers before they are personally involved as front line volunteers to demonstrate their care to the society and provide concrete support to the less privileged groups in Hong Kong.

During the year, the major social activities organized or participated by our staff include:

- "Computer Equipment Donation Program" jointly organized with Evangelical Lutheran Church of Hong Kong (ELCHK)
- "Dress Special Day" organized by Hong Kong Community Chest
- "Uncle Long Leg Mail Box" organized by ELCHK
- "Heart to Heart Project" organized by The Hong Kong Federation of Youth Groups
- "Challenging 12 Hours" organized by Sowers Action
- "KWCM Blood Donation Day" jointly organized with Hong Kong Red Cross
- "3+3 Accompanying Programme" jointly organized with ELCHK

In recognition of our continuous community efforts and contributions to the society, we were awarded the "5 Consecutive Years Caring Company Logo 2002 – 2007" by the Hong Kong Council of Social Services.

Going forward, we and our people are to continue our commitment in CSR and provide practical and financial help to those less fortunate in Hong Kong.

IN MACAU

During the year, our Gaming and Entertainment Division has continued to practise good corporate citizenship through active participation in community activities including:

- Sports

  We sponsored major sports events organized by Macau SAR Government in support of the SAR Government's tourism policy objective to promote a model of diversified tourism.

  - Title sponsor of "Macau Galaxy Entertainment 2006 FIVB World Grand Prix"
  - The 53rd Macau Grand Prix
  - Title sponsor of "2006 Macau Galaxy Entertainment International Marathon, Half Marathon and Mini Marathon"

- Participation in charity events

  We believe that social commitment involves not merely charitable contributions to our communities, but also through participation in the community welfare activities. During the year, we made contributions to the Tung Sin Tong and Macao Daily News Readers' Fund. We also encouraged our staff to participate in the charitable activities including the "Walk For a Million" organized by Macao Daily News Readers' Fund.

- Scholarship

  Scholarship titled under "Galaxy Entertainment Group" was granted to students nominated by the following tertiary academic institute based on the academic excellence.

  - Macao Polytechnic Institute

INVESTOR RELATIONS

In recognition of the importance of our shareholders and investors, the Group has this year established a dedicated Investor Relations department.

The Group is committed to keeping the investment community fully informed about the Company's activities through prompt disclosure of information with a high degree of transparency.

The Group's financial and operational information is disseminated in the annual and interim reports, in addition to the holding of the Annual General Meeting.

Immediately following the announcement of our results, press conferences, analysts briefings and investor meetings are held to update and inform the investment community.

Senior management regularly meets with research analysts and institutional investors, attends and presents at major investors' conferences and participates in non-deal roadshows in Hong Kong and overseas. The Group will also host tours for research analysts to visit operations in Macau and other functions for the stock broking community.

All Company announcements and releases, further investor relations information and information about our operations may be accessed from the Galaxy website, www.galaxyentertainment.com.

FINANCIAL CALENDAR

DATES	EVENTS
13th September 2006	Announcement of results for the six months ended 30th June 2006
18th April 2007	Announcement of results for the year ended 31st December 2006
26th June 2007	2007 Annual General Meeting

	2002 HK$'000	2003 HK$'000	2004 HK$'000	2005 HK$'000	**2006 HK$'000**
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Turnover	1,010,999	1,130,894	1,299,143	1,291,927	**4,669,495**
Profit/(loss) attributable to shareholders	62,328	40,205	55,886	2,395,269	**(1,531,546)**
Dividends	24,829	25,168	25,805	–	**–**
Earnings/(loss) per share (cents)	5.1	3.2	4.4	110.7	**(46.5)**
Dividend per share (cents)	2.0	2.0	2.0	–	**–**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment, investment properties and leasehold land and land use rights	740,946	802,153	787,028	2,889,283	**5,566,921**
Intangible assets	–	–	–	16,493,230	**15,520,486**
Jointly controlled entities and associated companies	211,571	253,547	266,893	300,778	**387,250**
Other non-current assets	240,974	240,727	408,883	595,120	**951,697**
Net current assets	362,758	481,179	507,958	1,712,199	**2,608,958**
Employment of capital	1,556,249	1,777,606	1,970,762	21,990,610	**25,035,312**
Represented by:					
Share capital	124,321	125,893	129,648	329,058	**329,612**
Reserves	1,268,249	1,288,370	1,295,616	14,603,396	**13,303,187**
Shareholders' funds	1,392,570	1,414,263	1,425,264	14,932,454	**13,632,799**
Minority interests	145,334	147,891	39,025	491,910	**490,700**
Non-current borrowings	–	200,800	311,580	4,643,355	**8,439,965**
Other non-current liabilities	18,345	14,652	14,020	1,778,531	**2,351,697**
Provisions	–	–	180,873	144,360	**120,151**
Capital employed	1,556,249	1,777,606	1,970,762	21,990,610	**25,035,312**
Net assets per share (dollars)	1.12	1.12	1.10	4.54	**4.14**

The summary of 2002 and 2003 have not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005.

BIOGRAPHICAL INFORMATION OF DIRECTORS

Executive Directors

Dr. Lui Che Woo, *GBS, MBE, JP, LLD, DSSc, DBA*, aged 77, the founder of the Group, has been a director of the Company since August 1991 and is the Chairman of the Company. Dr. Lui is also an executive director and the Chairman of K. Wah International Holdings Limited, a substantial shareholder of the Company. He has over 50 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong -Guangdong Economic Development Association and an Honorary President of Hong Kong – Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star of the Government of the HKSAR in July 2005. Dr. Lui has been again elected as a member of the Election Committee of the HKSAR in December 2006. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 51, joined the Group in 1979. He has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. Mr. Lui is also an executive director of K. Wah International Holdings Limited, a substantial shareholder of the Company. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Lui Che Woo and a younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Chan Kai Nang, aged 61, joined the Group in 2002. He has been an executive director of the Company since January 2003 and is the Managing Director of the Construction Materials Division of the Company. He is a fellow member of The Chartered Association of Certified Accountants in the UK and an associate member of the Hong Kong Institute of Certified Public Accountants and The Chartered Institute of Management Accountants in the UK. Mr. Chan has been a top level executive with substantial experience in major multinational and local corporations. He had been the regional controller and senior executive of these corporations for many years.

Mr. Joseph Chee Ying Keung, aged 49, joined the Group in 1982. He has been an executive director of the Company since April 2004 and was appointed the Deputy Managing Director of the Construction Materials Division of the Company. Mr. Chee holds an International Master degree in Business Administration from the University of South Australia and a Bachelor degree in Mechanical Engineering from the University of Western Ontario in Canada. He is a fellow member of The Institute of Quarrying in the UK and has over 25 years of broad experience in the construction materials industry including operations and management, technical and quality assurance, environmental protection, commercial and strategic planning. He is currently the Chairman of Hong Kong Contract Quarry Association and a member of the Working Group on Construction Waste of the Provisional Construction Industry Co-ordination Board. He was the Chairman of The Institute of Quarrying in the UK (Hong Kong Branch) from 1998 to 2000.

Mr. William Lo Chi Chung*, aged 46, joined the Group in 2003 and has been an executive director of the Company since April 2004. Mr. Lo holds a master's degree in Business Administration from the University of Warwick in the UK and a Professional Diploma in Accountancy from the Hong Kong Polytechnic. He is a fellow member of Hong Kong Institute of Certified Public Accountants and a fellow member of Chartered Association of Certified Accountants in the UK. He has over 24 years of broad experience in auditing, accounting, financial management, corporate finance, strategic planning and investor relations.

* resigned with effect from 1st May 2007

Ms. Paddy Tang Lui Wai Yu, *JP*, aged 53, joined the Group in 1980 and has been an executive director of the Company since August 1991. She is also an executive director of K. Wah International Holdings Limited, a substantial shareholder of the Company. She holds a bachelor of commerce degree from the McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang was a member of the Election Committee of the HKSAR. She is also a member of various public and social service organizations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform. Ms. Tang has been again elected as a member of the Hotel Sub-sector of Election Committee for the Third Term Chief Executive of the HKSAR in December 2006. Ms. Tang is the daughter of Dr. Lui Che Woo and the elder sister of Mr. Francis Lui Yiu Tung.

Non-executive Directors

Dr. Charles Cheung Wai Bun, *JP*, aged 70, joined the Group in 1986. He was appointed an executive director of the Company in June 1987 and became an independent non-executive director since 1995. Dr. Cheung holds an honorary doctor's degree, a master's degree in business administration and a bachelor of science degree. He had been in the banking business for over twenty-two years and held senior management positions. He is the Group Chief Executive and Executive Deputy Chairman of Mission Hills Group. He is also an independent non-executive director of K. Wah International Holdings Limited (a substantial shareholder of the Company), Pioneer Global Group Limited, Shanghai Electric Group Company Limited and Prime Investments Holdings Limited. He is the Senior Advisor of Metropolitan Bank & Trust Company, Philippines. Dr. Cheung was a director and Adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He was awarded the Directors of the Year Awards 2002 of Listed Company Non-Executive Director. He is also a Council Member of The Hong Kong Institute of Directors.

Mr. Moses Cheng Mo Chi, *GBS, OBE, JP*, aged 57, has been a non-executive director of the Company since August 1996. Mr. Cheng is the senior partner of P.C. Woo & Co., a Hong Kong firm of solicitors, and is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Mr. Cheng was appointed a non-official member of the Executive Committee of the Commission on Strategic Development in November 2005. He had served as a member of the Legislative Council of Hong Kong.

Mr. James Ross Ancell, aged 53, has been an independent non-executive director of the Company since April 2004. He holds a Bachelor's degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has over 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing, with a separate remediation business, cleaning up sites contaminated by previous industrial activity.

Dr. William Yip Shue Lam, *LLD*, aged 69, has been an independent non-executive director of the Company since December 2004. Dr. Yip holds a Bachelor of Arts degree and an honorary Doctor of Laws degree from the Concordia University, Canada. He is the founder and the Chairman of Canada Land Limited, a company listed on the Australian Stock Exchange and engaged in real estate development and tourist attraction business. He is also the Chairman of Cantravel Limited, Guangzhou. Dr. Yip has been active in public services and is presently a Standing Committee Member of The Chinese General Chamber of Commerce and the President of Concordia Hong Kong Foundation Limited. He also serves on the Board of Governors of The Canadian Chamber of Commerce in Hong Kong. In addition, Dr. Yip has been elected a Guangzhou Municipal Honorable Citizen.

Mr. Anthony Thomas Christopher Carter, aged 61, joined the Group in 2003 and has been a non-executive director of the Company since 18th April 2007. Mr. Carter holds a L.L.B. (Hons) from the University of Leeds in England. He is a solicitor in the United Kingdom, Hong Kong and Australia and a Notary Public in Hong Kong. He has extensive experience in strategic planning and business management as well as in corporate finance and development.

SENIOR MANAGEMENT

The businesses of the Group are under the direct responsibilities of the executive directors of the Company who are regarded as senior management of the Group.

The Directors have pleasure in presenting to the shareholders their annual report together with the audited financial statements of the Company for the year ended 31st December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal subsidiaries, jointly controlled entities and associated companies of the Company are primarily engaged in gaming and entertainment in Macau and the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China, and their principal activities and other particulars are set out in note 42 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31st December 2006 are set out in the consolidated profit and loss statement on page 54 of this annual report.

No interim dividend (2005: nil) was paid during the year. The Directors have resolved not to recommend any final dividend for the year ended 31st December 2006 (2005: nil).

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 27 to the financial statements.

During the year, 300,000 new shares, 1,070,000 new shares, 300,000 new shares and 3,868,000 new shares were issued at the prices of HK$0.5333, HK$0.5216, HK$0.514 and HK$4.59 per share respectively pursuant to share option schemes of the Company as a result of the exercise of share options by option holders.

DEBT SECURITIES

Details of the fixed rate notes in the aggregate principal amount of HK$2,371,805,067 issued by the Company are set out in note 30 to the financial statements.

Details of the guaranteed senior fixed rate and floating rate notes in the aggregate principal amount of US$600,000,000 issued by Galaxy Entertainment Finance Company Limited, a subsidiary of the Company, which are listed on the Singapore Stock Exchange are set out in note 30 to the financial statements.

On 14th December 2006, the Company issued an aggregate principal amount of US$240,000,000 zero coupon convertible notes due 2011 (the "Notes"), details of which are set out in note 30 to the financial statements. Further details of the Notes, including the estimated amount and use of proceeds, were set out in the Company's announcement dated 6th December 2006.

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the year ended 31st December 2006. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 29 to the financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 15 to the financial statements.

DIRECTORS

The Directors of the Company who served during the year were Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu, Dr. Charles Cheung Wai Bun, Mr. Moses Cheng Mo Chi, Mr. James Ross Ancell and Dr. William Yip Shue Lam. Mr. Anthony Thomas Christopher Carter was appointed a Director of the Company with effect from 18th April 2007. Mr. William Lo Chi Chung resigned as a Director of the Company with effect from 1st May 2007. Their biographical details are set out on pages 39 to 41 of this annual report.

In accordance with Article 106(A), Mr. Francis Lui Yiu Tung and Mr. James Ross Ancell shall retire from office by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election. In accordance with Article 97, Mr. Anthony Thomas Christopher Carter shall hold office until the forthcoming annual general meeting and, being eligible, offers himself for re-election.

None of the Directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of shareholders at the forthcoming annual general meeting, the following directors' fees in respect of the year ended 31st December 2006 will be payable to the Directors:

	Chairman (HK$)	**Member** (HK$)
The Board	100,000	80,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in this Report of the Directors, no contracts of significance in relation to the Group's business, to which the Company or its subsidiaries was a party and in which a Director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31st December 2006 or at any time during the year.

DIRECTORS' INTERESTS IN SECURITIES AND SHARE OPTIONS

At 31st December 2006, the interests of each Director in the shares, underlying shares and debentures of the Company, and the details of any right to subscribe for shares of the Company and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong (the "SFO") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Ordinary Shares (including underlying shares)

	Number of Shares					Percentage of
Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Issued Share Capital
Lui Che Woo	17,187,632	2,181,518	80,693,238[1]	1,905,118,394[2]	2,005,180,782	60.83
Francis Lui Yiu Tung	11,498,896	–	436,753,661[3]	1,905,118,394[2]	2,353,370,951	71.40
Chan Kai Nang	380,000	–	–	–	380,000	0.01
Joseph Chee Ying Keung	2,720,000	–	–	–	2,720,000	0.08
William Lo Chi Chung	1,926,000	–	–	–	1,926,000	0.06
Paddy Tang Lui Wai Yu	8,939,722	–	–	1,905,118,394[2]	1,914,058,116	58.07
Charles Cheung Wai Bun	582,533	–	–	–	582,533	0.02
Moses Cheng Mo Chi	500,000	–	–	–	500,000	0.02
James Ross Ancell	250,000	–	–	–	250,000	0.01
William Yip Shue Lam	250,000	–	–	–	250,000	0.01

(b) Share Options

Details are set out in the SHARE OPTION SCHEME section below.

(c) Debentures

	Amount of Debentures		
Name	Corporate Interests (HK$)	Other Interests (HK$)	Total Interests (HK$)
Lui Che Woo	–	2,320,898,413[4]	2,320,898,413
Francis Lui Yiu Tung	50,906,654[3]	2,320,898,413[4]	2,371,805,067
Paddy Tang Lui Wai Yu	–	2,320,898,413[4]	2,320,898,413

Notes:

(1) 80,387,837 shares and 305,401 shares in the Company were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both controlled by Dr. Lui Che Woo.

(2) Two discretionary family trusts both established by Dr. Lui Che Woo as founder were respectively interested in 1,267,165,313 shares and 22,969,034 shares in the Company. K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company listed on the Stock Exchange, was interested in 614,984,047 shares in the Company held by a wholly owned subsidiary of KWIH. KWIH was controlled by one of the said discretionary family trusts.

Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to have interest in those shares in the Company interested by the trusts and in those shares in the Company in which KWIH was interested as aforesaid.

(3) 111,138,039 shares and debentures of the Company in the amount of HK$50,906,654 were held by Recurrent Profits Limited controlled by Mr. Francis Lui Yiu Tung. 231,615,731 underlying shares of the Company were interested by Top Notch Opportunities Limited ("Top Notch"). 60,000,000 shares and 33,999,891 underlying shares in the Company were interested by Kentlake International Investments Limited ("Kentlake"). Both Top Notch and Kentlake were controlled by Mr. Francis Lui Yiu Tung.

(4) A discretionary family trust established by Dr. Lui Che Woo as founder was interested in debentures of the Company in the amount of HK$2,320,898,413. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect beneficiaries, are deemed to have interest in these debentures.

All the interests stated above represent long positions.

Save as disclosed above, as at 31st December 2006, none of the Directors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

At 31st December 2006, the interests or short positions of every person (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

Name	Number of Shares (Long Position)	Percentage of Issued Share Capital	Number of Shares (Short Position)	Percentage of Issued Share Capital
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.21	–	–
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
Guoco Group Limited	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394 (Note)	57.80	–	–
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
K. Wah International Holdings Limited	614,984,047	18.66	–	–
Pedro Ho On Chun	176,250,301	5.35	–	–
Quek Leng Chan	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	–	–

Note: HSBC International Trustee Limited is the trustee of the discretionary family trusts established by Dr. Lui Che Woo as founder, which are interested in 1,905,118,394 shares in the Company.

There was duplication of interests of:

(i) 1,905,118,394 shares and the debentures in the amount of HK$2,320,898,413 between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu. Among these shares,

a. 614,984,047 shares in the Company were also interested by K. Wah International Holdings Limited;

b. 1,160,449,206 shares in the Company were also interested by City Lion Profits Corp.;

(ii) 231,615,731 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Top Notch Opportunities Limited;

(iii) 60,000,000 shares and 33,999,891 underlying shares in the Company between Mr. Francis Lui Yiu Tung and Mr. Pedro Ho On Chun;

(iv) 265,615,622 shares in the Company (both long and short positions) between Brightwealth Investments Limited, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd, Mr. Kwek Leng Kee and Mr. Quek Leng Chan.

Save as disclosed above, as at 31st December 2006, the Company had not been notified by any persons who had interests or short positions in the shares or underlying shares of the Company which are required to be recorded in the register required to be kept under section 336 of the SFO.

SHARE OPTION SCHEME

The share option scheme of the Company (the "Share Option Scheme") was adopted by the shareholders of the Company on 30th May 2002 and approved by the shareholders of KWIH, the then holding company of the Company, on the same date. A summary of the Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 329,464,936 shares, being 10% of the shares in issue as at 29th June 2006, the date of passing of an ordinary resolution of the shareholders for refreshment of the Mandate Limit.

Overriding Limit – The Company may by ordinary resolution of the shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to its shareholders before such approval is sought. The overriding limit on the number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As at the date of this annual report, the total number of shares available for issue under the Share Option Scheme was 329,464,936 shares, which represented approximately 9.99% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the shares in issue.

Subject to separate approval by the shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to shareholders before such approval is sought, the Company may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the shares on the date of grant;

(ii) the average closing prices of the shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing on its adoption date, being 30th May 2002 and will expire on 29th May 2012.

The particulars of the movements in the options held by each of the Directors of the Company, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31st December 2006 were as follows:

		Number of Options					
Name	Date of grant	Held at 1st January 2006	Exercised during the year	Lapsed during the year	Held at 31st December 2006	Exercise price (HK$)	Exercise period
Lui Che Woo	20th May 1998	1,500,000	–	–	1,500,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,800,000	–	–	1,800,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	2,000,000	–	–	2,000,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	2,700,000	–	–	2,700,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	590,000	–	–	590,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Francis Lui Yiu Tung	20th May 1998	1,000,000	–	–	1,000,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,600,000	–	–	1,600,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	1,870,000	–	–	1,870,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	6,000,000	–	–	6,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	580,000	–	–	580,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Chan Kai Nang	28th Feb 2003	110,000	–	–	110,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	270,000	–	–	270,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Joseph Chee Ying Keung	21st Oct 2005	270,000	–	–	270,000	4.5900	22nd Oct 2006 – 21st Oct 2011
William Lo Chi Chung	21st Oct 2005	1,500,000	–	–	1,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	230,000	–	–	230,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Paddy Tang Lui Wai Yu	21st Oct 2005	3,000,000	–	–	3,000,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	400,000	–	–	400,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Charles Cheung Wai Bun	21st Oct 2005	250,000	–	–	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Moses Cheng Mo Chi	28th Feb 2003	300,000	–	–	300,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	200,000	–	–	200,000	4.5900	22nd Oct 2006 – 21st Oct 2011
James Ross Ancell	21st Oct 2005	250,000	–	–	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
William Yip Shue Lam	21st Oct 2005	250,000	–	–	250,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Employees (in aggregate)	20th May 1998	400,000	–	–	400,000	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	228,000	–	–	228,000	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	280,000	–	–	280,000	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	15,900,000	2,750,000[a]	400,000	12,750,000	4.5900	22nd Oct 2005 – 21st Oct 2011
	21st Oct 2005	#5,260,000	1,118,000[b]	418,000	3,724,000	4.5900	22nd Oct 2006 – 21st Oct 2011
Others	20th May 1998	300,000	300,000[c]	–	–	0.5333	20th May 1999 – 19th May 2008
	30th Dec 1999	1,070,000	1,070,000[d]	–	–	0.5216	30th Dec 2000 – 29th Dec 2009
	28th Feb 2003	300,000	300,000[d]	–	–	0.5140	1st Mar 2004 – 28th Feb 2013
	21st Oct 2005	3,500,000	–	–	3,500,000	4.5900	22nd Oct 2005 – 21st Oct 2011

\# On reclassification of a total number of 302,000 share options from "Others" to "Employees" after the option holder became an employee of a subsidiary of the Company.

Notes:

a. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$6.82.

b. The weighted average closing price of the Company's shares immediately before the dates on which the options were exercised during the year was HK$7.67.

c. The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the year was HK$6.40.

d. The weighted average closing price of the Company's shares immediately before the date on which the options were exercised during the year was HK$6.60.

Except for the options granted on 21st October 2005 exercisable within the period from 22nd October 2005 to 21st October 2011 at an exercise price of HK$4.59 per share, all options referred to above are subject to a one-year vesting period.

No options were granted or cancelled during the year.

The consideration paid by each grantee for each grant of options was HK$1.00.

Except for the Share Option Scheme, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTION

On 3rd October 2006, a contract (the "Rehabilitation Contract") for the rehabilitation of Lam Tei Quarry at Castle Peak Road, Lam Tei, New Territories, Hong Kong was entered into between the Government of Hong Kong and AHK Aggregates Limited (the "Contractor"), which is held as to 36.5% by the Group and as to 63.5% by Asia Stone Company Limited ("Asia Stone"). The Group's proportionate share of the total capital commitment in the Contractor was HK$72,562,000. The formation of the Contractor to tender for the Rehabilitation Contract constituted a connected transaction for the Company by reason of the fact that Asia Stone is a subsidiary of a substantial shareholder in a non wholly owned subsidiary of the Company. Details of the transaction were set out in the Company's announcement dated 3rd October 2006.

CONTINUING CONNECTED TRANSACTIONS

1. The Company's three subsidiaries, namely Shanghai Jiajian Concrete Co. Ltd. (上海嘉建混凝土有限公司) (60% owned), Shanghai Jia Shen Concrete Co. Ltd. (上海嘉申混凝土有限公司) (100% owned) and Shanghai Xin Cai Concrete Co. Ltd. (上海信財混凝土有限公司) (99% owned) continued to lease from Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司), which is an indirect non wholly owned subsidiary of KWIH, the office units located at Units 1802-1804, Shanghai K. Wah Centre, No. 1010, Huaihai Zhong Road, Xuhui District, Shanghai, the PRC at an aggregate monthly rental of US$21,528 (equivalent to approximately HK$167,920) pursuant to the Tenancy Agreements (collectively the "Tenancy Agreements") entered into on 2nd June 2005. The leases are for a 3-year term from 1st June 2005 to 31st May 2008. Details of the Tenancy Agreements were included in the announcement dated 23rd August 2005 issued by the Company.

   Each of the independent non-executive directors of the Company has reviewed the transactions under the Tenancy Agreements and confirms that the transactions have been entered into:

   (1) in the ordinary and usual course of business of the Company;

   (2) on normal commercial terms; and

   (3) in accordance with the Tenancy Agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   In accordance with paragraph 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain agreed-upon procedures on the above continuing connected transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported to the Board of Directors of the Company that:

   (1) the transactions have received the approval of the Company's Board of Directors;

   (2) the transactions have been entered into in accordance with the Tenancy Agreements governing the transactions; and

   (3) the aggregate annual rental under the Tenancy Agreements amounted to HK$2,015,020 for the year ended 31st December 2006 and is within the corresponding annual cap.

2. The guaranteed unsecured revolving loan facility in the maximum amount of HK$330 million (the "Facility") granted by a wholly owned subsidiary of the Company, namely Brighten Lion Limited to Great Place Developments Limited, a wholly owned subsidiary of KWIH, pursuant to a loan agreement (the "Loan Agreement") entered into on 22nd July 2002 was subsisting as at year-end. The Facility is guaranteed by KWIH and bears interest at 2.38% per annum over three-month HIBOR with a final maturity date of 12th September 2007. No annual cap is involved in the Facility. Details of the Facility were included in the joint announcement of the Company and KWIH dated 22nd July 2002 and the circular of the Company dated 5th August 2002.

   A loan in the principal amount of HK$120,000,000 had been drawn and fully paid during the year. As at 31st December 2006, no amount was outstanding.

   Each of the independent non-executive directors of the Company has reviewed the transaction under the Facility and confirms that the transaction has been entered into:

   (1) on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties, and

   (2) in accordance with the relevant agreement governing them, i.e. the Loan Agreement on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   In accordance with paragraph 14A.38 of the Listing Rules, the Board of Directors engaged the auditors of the Company to perform certain agreed-upon procedures on the above continuing connected transactions in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by the Hong Kong Institute of Certified Public Accountants. The auditors have reported to the Board of Directors of the Company that:

   (1) the transactions have received the respective approvals of the Board of Directors and independent shareholders of the Company; and

   (2) the Facility was granted in accordance with the terms of the Loan Agreement and the interest received for the year ended 31st December 2006 is calculated in accordance with the Loan Agreement.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the audited consolidated financial statements and adjusted as appropriate, is shown on page 38 of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31st December 2006, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group's total purchases.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had any interest in the five largest customers or suppliers (not including of a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$13,349,000 (2005: HK$3,194,000).

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company at the date of this annual report, there was a sufficient public float of the Company as required under the Listing Rules.

AUDITORS

The financial statements of the Company for the year ended 31st December 2006 have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting.

On behalf of the Board

Dr. Lui Che Woo
Chairman

Hong Kong, 18th April 2007

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

TO THE SHAREHOLDERS OF
GALAXY ENTERTAINMENT GROUP LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of Galaxy Entertainment Group Limited (the "Company") set out on pages 54 to 124, which comprise the consolidated and company balance sheets as at 31st December 2006, and the consolidated profit and loss statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

RESPONSIBILITY OF THE DIRECTORS FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

RESPONSIBILITY OF THE AUDITORS

Our responsibility is to express an opinion on these financial statements based on our audit and to report solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the judgment of the auditors, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31st December 2006 and of the loss and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th April 2007

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31st December 2006

	Notes	**2006** **HK$'000**	2005 HK$'000
Turnover	7	**4,669,495**	1,291,927
Cost of sales		**(4,255,222)**	(1,181,342)
Gross profit		**414,273**	110,585
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries		**—**	3,039,019
Other income		**262,325**	110,010
Administrative expenses		**(683,422)**	(196,662)
Other operating expenses		**(1,025,623)**	(471,128)
Operating (loss)/profit	8	**(1,032,447)**	2,591,824
Finance costs	10	**(522,226)**	(118,157)
Share of profits less losses of			
Jointly controlled entities		**29,623**	(77,975)
Associated companies		**(612)**	2,696
(Loss)/profit before taxation		**(1,525,662)**	2,398,388
Taxation	11	**(5,848)**	(1,683)
(Loss)/profit for the year		**(1,531,510)**	2,396,705
Attributable to:			
Shareholders	29	**(1,531,546)**	2,395,269
Minority interests		**36**	1,436
		(1,531,510)	2,396,705
		HK cents	HK cents
(Loss)/earnings per share	13		
Basic		**(46.5)**	110.7
Diluted		**(46.5)**	109.4

CONSOLIDATED BALANCE SHEET

At 31st December 2006

	Notes	**2006 HK$'000**	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	15	**3,882,504**	1,187,663
Investment properties	16	**62,500**	63,000
Leasehold land and land use rights	17	**1,621,917**	1,638,620
Intangible assets	18	**15,520,486**	16,493,230
Jointly controlled entities	20	**386,520**	279,432
Associated companies	21	**730**	21,346
Other non-current assets	22	**951,697**	595,120
		22,426,354	20,278,411
Current assets			
Inventories	23	**94,522**	86,971
Debtors and prepayments	24	**863,138**	883,791
Taxation recoverable		**2,546**	1,039
Other investments	25	**39,241**	69,495
Cash and bank balances	26	**5,783,197**	5,068,214
		6,782,644	6,109,510
Total assets		**29,208,998**	26,387,921

CONSOLIDATED BALANCE SHEET

At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
EQUITY			
Share capital	27	**329,612**	329,058
Reserves	29	**13,303,187**	14,603,396
Shareholders' funds		**13,632,799**	14,932,454
Minority interests		**490,700**	491,910
Total equity		**14,123,499**	15,424,364
LIABILITIES			
Non-current liabilities			
Borrowings	30	**8,439,965**	4,643,355
Deferred taxation liabilities	31	**1,778,588**	1,778,531
Derivative financial instruments	30	**573,109**	—
Provisions	32	**120,151**	144,360
		10,911,813	6,566,246
Current liabilities			
Creditors and accruals	33	**3,633,845**	1,452,047
Current portion of borrowings	30	**532,888**	2,943,806
Taxation payable		**6,953**	1,458
		4,173,686	4,397,311
Total liabilities		**15,085,499**	10,963,557
Total equity and liabilities		**29,208,998**	26,387,921

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

COMPANY BALANCE SHEET

At 31st December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Subsidiaries	19	**1**	1
Current assets			
Amounts due from subsidiaries	19	**14,973,752**	15,715,425
Loans receivable from subsidiaries	19	**544,508**	338,629
Debtors and prepayments	24	**1,813**	361
Taxation recoverable		**339**	339
Cash and bank balances	26	**1,853,249**	2,253
		17,373,661	16,057,007
Total assets		**17,373,662**	16,057,008
EQUITY			
Share capital	27	**329,612**	329,058
Reserves	29	**11,993,172**	12,038,414
Shareholders' funds		**12,322,784**	12,367,472
LIABILITIES			
Non-current liabilities			
Borrowings	30	**3,882,559**	117,000
Derivative financial instruments	30	**573,109**	—
		4,455,668	117,000
Current liabilities			
Amounts due to subsidiaries	19	**172,955**	723,287
Creditors and accruals	33	**16,555**	30,661
Current portion of borrowings	30	**405,700**	2,818,588
		595,210	3,572,536
Total liabilities		**5,050,878**	3,689,536
Total equity and liabilities		**17,373,662**	16,057,008

Francis Lui Yiu Tung
Director

Chan Kai Nang
Director

	Notes	2006 HK$'000	2005 HK$'000
Cash flows from operating activities			
Cash generated from/(used in) operations	34(a)	**2,232,518**	(11,413)
Hong Kong profits tax (paid)/refunded		**(2,897)**	881
Mainland China income tax and Macau complementary tax paid		**(275)**	(1,603)
Interest paid		**(529,100)**	(55,204)
Net cash from/(used in) operating activities		**1,700,246**	(67,339)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(2,727,143)**	(411,061)
Purchase of leasehold land and land use rights		**(22,463)**	—
Purchase of intangible assets		**(17,767)**	(141)
Proceeds from sale of property, plant and equipment		**5,575**	1,091
Acquisition of subsidiaries, net of cash acquired	34(b)	**(23,508)**	(97,374)
Acquisition of additional interest in a subsidiary		**(6,327)**	—
Investments in jointly controlled entities and an associated company		**(64,610)**	(108,704)
Decrease/(increase) in amount due from jointly controlled entities and associated companies		**16,030**	(56,373)
(Decrease)/increase in amount due to a jointly controlled entity		**(14,103)**	14,397
Deferred expenditure		**(977)**	(724)
(Increase)/decrease in deferred receivable		**(4,047)**	4,150
Increase in finance lease receivable		**(174,270)**	(1,848)
(Increase)/decrease in non-current investments		**(81,682)**	7,137
Proceeds from disposal of listed investments		**33,730**	49,031
Proceeds from disposal of unlisted investments		**—**	57,528
Interest received		**161,734**	23,492
Net gain from cross-currency swaps for hedging		**11,626**	—
Increase in restricted bank deposits		**—**	(3,532)
Dividends received from jointly controlled entities		**6,565**	1,871
Dividends received from unlisted and listed investments		**9,578**	—
Net cash used in investing activities		**(2,892,059)**	(521,060)

	2006 HK$'000	2005 HK$'000
Cash flows from financing activities		
Issue of new shares	**18,626**	1,141,520
New bank loans	**287,420**	334,400
Repayment of bank loans	**(50,540)**	(496,580)
Issue of long-term guaranteed notes	**—**	4,680,000
Issue cost of long-term guaranteed notes	**—**	(154,624)
Issue of convertible notes	**1,872,000**	—
Issue cost of convertible notes	**(25,787)**	—
Repayment of fixed rate notes	**(172,435)**	—
Capital element of finance lease payments	**(200)**	(83)
Repayment of loans from minority interests	**(18,200)**	(9,046)
Dividends paid to shareholders	**—**	(12,972)
Dividends paid to minority interests	**(2,911)**	—
Net cash from financing activities	**1,907,973**	5,482,615
Net increase in cash and bank balances	**716,160**	4,894,216
Cash and bank balances at beginning of year	**5,068,214**	170,952
Changes in exchange rates	**(1,177)**	3,046
Cash and bank balances at end of year	**5,783,197**	5,068,214

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December 2006

	Share capital HK$'000	Reserves HK$'000	Shareholders' fund HK$'000	Minority interests HK$'000	Total HK$'000
At 1st January 2005	129,648	1,295,752	1,425,400	39,025	1,464,425
Change in fair value of non-current investments	—	(3,871)	(3,871)	—	(3,871)
Exchange differences	—	10,740	10,740	1,259	11,999
Net income recognised directly in equity	—	6,869	6,869	1,259	8,128
Acquisition of subsidiaries	184,052	9,754,755	9,938,807	450,190	10,388,997
Issue of new shares for cash	14,600	1,122,971	1,137,571	—	1,137,571
Issue of shares upon exercise of share options	758	3,191	3,949	—	3,949
Fair value of share options	—	37,561	37,561	—	37,561
Profit for the year	—	2,395,269	2,395,269	1,436	2,396,705
2004 final dividend	—	(12,972)	(12,972)	—	(12,972)
	199,410	13,300,775	13,500,185	451,626	13,951,811
At 31st December 2005	329,058	14,603,396	14,932,454	491,910	15,424,364
Change in fair value of non-current investments	—	122,004	122,004	—	122,004
Exchange differences	—	40,528	40,528	801	41,329
Change in fair value of cash flow hedges	—	47,072	47,072	—	47,072
Net income recognised directly in equity	—	209,604	209,604	801	210,405
Acquisition of subsidiaries	—	—	—	2,926	2,926
Acquisition of additional interest in a subsidiary	—	—	—	(2,062)	(2,062)
Issue of shares upon exercise of share options	554	18,072	18,626	—	18,626
Fair value of share options	—	3,661	3,661	—	3,661
Dividend paid to minority interests	—	—	—	(2,911)	(2,911)
Loss for the year	—	(1,531,546)	(1,531,546)	36	(1,531,510)
	554	(1,509,813)	(1,509,259)	(2,011)	(1,511,270)
At 31st December 2006	**329,612**	**13,303,187**	**13,632,799**	**490,700**	**14,123,499**

1. GENERAL INFORMATION

Galaxy Entertainment Group Limited (the "Company") is a limited liability company incorporated in Hong Kong and has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office and principal place of business is Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong.

The principal activities of the Company and its subsidiaries (together the "Group") are operation in casino games of chance or games of other forms, provision of hospitality and related services in Macau, and the manufacture, sale and distribution of construction materials in Hong Kong, Macau and Mainland China.

2. BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Group. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 5 below.

(a) Changes in accounting policies

In 2006, the Group adopted the new standards, amendments to standards and interpretations of HKFRS issued by the HKICPA which are effective for the accounting periods beginning on or after 1st January 2006. The change to the accounting policy of the Group and its effects are set out below.

For the year ended 31st December 2006, HK(IFRIC)-Int 4 "Determining whether an Arrangement contains a Lease" becomes effective, under which the Group has reassessed all the existing arrangements to determine whether they contain a lease based on the substance of the arrangement. As a result of this reassessment, the arrangements for certain plant and equipment and computer software constitute leases under HK(IFRIC)-Int 4. Accordingly, property, plant and equipment and intangible assets with net book amounts of HK$36,842,000 and HK$1,139,000, respectively, as at 31st December 2005 have been reclassified as investments in finance leases. The above change however does not have any impact to the results of the Group and therefore a prior year adjustment is not required.

2. BASIS OF PREPARATION (Continued)

(b) Standards, amendments and interpretations to published standards which are not yet effective

The following standards and interpretations to existing standards have been published that are mandatory for the accounting periods beginning on or after 1st January 2007 or later periods but which the Group has not early adopted:

HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HKAS 1 Amendment	Presentation of Financial Statements-Capital Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions

The Group has already commenced an assessment of the impact of these standards, amendments and interpretations but is not yet in a position to state whether they would have a significant impact on its results of operations and financial position.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, except for that stated in note 2(a) above.

3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31st December and the share of post acquisition results and reserves of its jointly controlled entities and associated companies attributable to the Group.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Subsidiaries

Subsidiaries are companies over which the Group has the power to exercise control governing the financial and operating policies of the company, generally accompanying a direct or indirect shareholding of more than half the voting power or holds more than half of the issued equity capital. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals of equity interests to minority interests result in gains and losses for the Group that are recorded in the profit and loss statement. Purchases of equity interests from minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired.

3.4 Jointly controlled entities and jointly controlled operations

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Jointly controlled entities and jointly controlled operations (Continued)

Jointly controlled entities are accounted for under the equity method whereby the share of results of the Group is included in the consolidated profit and loss statement and the share of net assets of the Group is included in the consolidated balance sheet.

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the interest in the jointly controlled entities held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies of the Group.

Interests in unincorporated jointly controlled operations are accounted for using the proportionate consolidation method under which the share of individual assets and liabilities, income and expenses and cash flows of jointly controlled operations is included in the relevant components of the consolidated financial statements.

3.5 Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management, generally accompanying a shareholding of between 20% to 50% of the voting rights.

Investments in associated companies are accounted for under the equity method of accounting and are initially recognised at cost. The investments in associated companies of the Group include goodwill, net of any accumulated impairment loss, identified on acquisition.

The share of post-acquisition profits or losses of associated companies attributable to the Group is recognised in the profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the share of losses of the Group in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivable, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the interest in the associated companies held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies of the Group.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary, jointly controlled entity and associated company attributable to the Group at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiaries is included in intangible assets while goodwill on acquisition of jointly controlled entities and associated companies is included in investments in jointly controlled entities and associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the profit and loss statement.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

No depreciation is provided on assets under construction until it is completed and is ready in use. Depreciation of other property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives as follows:

Leasehold improvement	Over the remaining period of the lease
Buildings	50 years
Plant and machinery	5 to 25%
Gaming equipment	20 to 33.3%
Other assets	10 to 33.3%

The residual values and useful lives of the assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.8 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it was a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out annually by external valuers. Changes in fair values are recognised in the profit and loss statement.

Subsequent expenditure is charged to the carrying amount of the asset only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of the previous impairment loss, this write-back is recognised in the profit and loss statement.

3.9 Gaming licence

Gaming licence represents the fair value of licence acquired and is amortised over its estimated useful lives on a straight line basis and is tested annually for impairment.

3.10 Computer software

Costs incurred to acquire and bring to use the specific computer software licences are capitalised and are amortised over their estimated useful lives of three years on a straight line basis. Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

3.11 Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each balance sheet date.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.12 Deferred expenditure

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. Quarry site improvements represent estimated costs for environmental restoration and any changes in the estimates are adjusted in the carrying value of the quarry site improvements. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

3.13 Investments

The Group classifies its investments in the categories of financial assets at fair value through profit or loss (including other investments), loans and receivable, and available-for-sale financial assets. Management determines the classification of its investments at initial recognition depending on the purpose for which the investments were acquired and re-evaluates this designation at every balance sheet date.

(a) *Financial assets at fair value through profit or loss (including other investments)*

Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and subsequently carried at fair value. Transaction costs are expensed in the profit and loss statement.

(b) *Loans and receivable*

Loans and receivable are non-derivative financial assets with fixed or determinable payment terms that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date, which are classified as non-current assets. Loans and receivable are carried at amortised cost using the effective interest method.

(c) *Available-for-sale financial assets*

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in the balance sheet under non-current investments unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale financial assets are initially recognised at fair value plus transaction cost and subsequently carried at fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.13 Investments (Continued)

Regular purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Realised and unrealised gains and losses arising from changes in fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement. Unrealised gains and losses arising from changes in fair value non-monetary available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from investments.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active and for unlisted securities, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, refined to reflect the specific circumstances of the issuer.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of available-for-sale investments, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment losses recognised in the profit and loss statement on available-for-sale investments are not reversed through the profit and loss statement.

3.14 Derivative financial instruments

Derivative financial instruments, including put option of shares and embedded derivative liability of convertible notes, are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The full fair value of hedging derivative is classified as a non-current asset or liability where the remaining maturity of the hedge item is more than twelve months, and as a current asset or liability, where the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.14 Derivative financial instruments (Continued)

For fair value hedge, where the instruments are designated to hedge fair value of recognised assets or liabilities, changes in the fair value of these derivatives and the changes in the fair value of the hedged assets or liabilities attributable to the hedged risk are recognised in the profit and loss statement as finance costs. When the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which effective interest method is used is amortised to profit or loss over the period to maturity.

For cash flow hedge, where instruments are designated to hedge against the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss statement within finance costs. Amounts accumulated in equity are recycled in the profit and loss statement in the financial period when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Changes in fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss statement.

3.15 Debtors and prepayments

Debtors and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment, which is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of debtors is reduced through the use of an allowance account and the amount of the provision is recognised in the profit and loss statement within other operating expenses. When a debtor is uncollectible, it is written off against the allowance account for debtors. Subsequent recoveries of amounts previously written off are credited to the profit and loss statement against other operating expenses.

3.16 Inventories

Inventories are stated at the lower of cost and net realisable value. Cost of construction materials is calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Cost of playing cards is determined using the first-in, first-out method and food and beverages using the weighted average method. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

3.18 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its equity share capital, the consideration paid, including any directly attributable incremental costs, net of income taxes, is deducted from equity attributable to the equity holders and the shares are cancelled.

3.19 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

3.20 Convertible notes

(a) *Convertible notes with equity component*

Convertible notes that can be converted to equity share capital at the option of the holders, where the number of shares that would be issued on conversion and the value of the consideration that would be received do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible notes is determined using a market interest rate for an equivalent non-convertible note. The remainder of the proceeds is allocated to the conversion option as equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity. The equity component is recognised in equity, net of any tax effects.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.20 Convertible notes (Continued)

(a) *Convertible notes with equity component (Continued)*

When the note is converted, the relevant equity component and the carrying amount of the liability component at the time of conversion are transferred to share capital and share premium for the shares issued. When the note is redeemed, the relevant equity component is transferred to retained profit.

(b) *Convertible notes without equity component*

All other convertible notes which do not exhibit the characteristics mentioned in (a) above are accounted for as hybrid instruments consisting of an embedded derivative and a host debt contract.

At initial recognition, the embedded derivative of the convertible notes is accounted for as derivative financial instruments and is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as a liability under the contract. Transaction costs that relate to the issue of the convertible notes are allocated to the liability under the contract.

The derivative component is subsequently carried at fair value and changes in fair value are recognised in the profit and loss statement. The liability under the contract is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity.

When the note is converted, the carrying amount of the liability under the contract together with the fair value of the relevant derivative component at the time of conversion are transferred to share capital and share premium as consideration for the shares issued. When the note is redeemed, any difference between the redemption amount and the carrying amounts of both components is recognised in the profit and loss statement.

3.21 Leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the remaining lease liability. The corresponding lease obligations, net of finance charges, are included under current and non-current liabilities. The finance charges are charged to the profit and loss statement over the lease periods. Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Assets leased to third parties under agreements that transfer substantially all the risk and rewards incident to ownership of the relevant assets to the lessees are classified as investments in finance leases. The present value of the lease payments is recognised as a receivable in the balance sheet. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Gross earnings under finance leases are recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return on the net investment in the leases.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.21 Leases (Continued)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases, net of any incentives received from the lessors, are charged to the profit and loss statement on a straight line basis over the period of the leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of the leasehold land and land use rights is capitalised under the relevant assets when the property on the leasehold land is under construction.

3.22 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, before any tax effects, that reflect current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.23 Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.24 Employee benefits

(a) *Employees entitlement, benefits and bonus*

Contributions to publicly or privately administered defined contribution retirement or pension plans on a mandatory, contractual or voluntary basis are recognised as employee benefit expense in the financial period when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) *Share-based compensation*

The fair value of the employee services received in exchange for the grant of the options under the equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the profit and loss statement over the remaining voting period with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

3.25 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the financial period in which they are incurred.

3.26 Revenue recognition

Revenue comprises the fair value of the consideration for the sale of goods and services provided in the ordinary course of the activities of the Group. Revenue is shown, net of value-added tax, returns, rebates and discounts, allowance for credit and other revenue reducing factors.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.26 Revenue recognition (Continued)

Revenue is recognised when the amount can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria for each of the activities have been met. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the activities have been resolved. Estimates are based on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a) *Gaming operations*

Revenue from gaming operations, representing the net gaming wins, is recognised when the relevant services have been rendered and is measured at the entitlement of economic inflows of the Group from the business.

(b) *Hotel operations*

Revenue from hotel room rental and food and beverages sales is recognised when the relevant services have been rendered.

(c) *Construction materials*

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

(d) *Rental income*

Rental income, net of any incentives given to the lessee, is recognised over the periods of the respective leases on a straight-line basis.

(e) *Administrative fee*

Administrative fee is recognised when the services have been rendered.

(f) *Interest income*

Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(g) *Dividend income*

Dividend income is recognised when the right to receive payment is certain.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.27 Foreign currencies

Transactions included in the financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the Group operates (the "functional currency"). The financial statements are presented in Hong Kong dollar, which is the functional and presentation currency of the Company.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary financial assets held at fair value through profit or loss is reported as part of the fair value gain or loss. Translation difference on non-monetary available-for-sale investments is included in equity.

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the exchange rates ruling at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rates ruling at the balance sheet date.

3.28 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.29 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the financial statements in the financial period in which the dividend payable becomes legal and constructive obligations of the Company.

4. FINANCIAL RISK MANAGEMENT

4.1 Financial risk factors

The activities of the Group expose it to a variety of financial risks, including credit risk, liquidity risk, cash flow and fair value interest rate risk, foreign exchange risk and price risk. The overall risk management programme of the Group focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.

Financial risk management is carried out by the Finance Department under policies approved by the Board of Directors. The Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments and investing excess liquidity.

(a) *Credit risk*

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group has policies in place to ensure that sales of construction materials are made to customers with an appropriate credit history.

The Group does not currently provide credit to players of gaming.

(b) *Liquidity risk*

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due.

The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingency liquidity support.

(c) *Cash flow and fair value interest rate risk*

The Group is exposed to interest rate risk through the impact of changes in the rates on interest bearing liabilities and assets. The Group follows a policy of developing long-term banking facilities to match its long-term investments in Hong Kong, Macau and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

4. FINANCIAL RISK MANAGEMENT (Continued)

4.1 Financial risk factors (Continued)

(c) *Cash flow and fair value interest rate risk (Continued)*

The interest rate risk of the Group arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps, when deemed necessary. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Generally, the Group raises long-term borrowings at floating rates and swaps them into fixed rates that are lower than those available if the Group borrowed initially at fixed rates. Under the interest rate swaps, the Group agrees with counterparties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

(d) *Foreign exchange risk*

The Group operates in Hong Kong, Macau and Mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Renminbi and Macau Patacas.

Foreign exchange risk mainly arises from future commercial transactions, recognised assets and liabilities, which are denominated in a currency that is not the functional currency of the Group.

The Group has no significant foreign exchange risk due to there being limited foreign currency transactions. Translation exposure arising on consolidation of the net assets of entities denominated in foreign currencies is accounted for in the foreign exchange reserve.

The Group monitors foreign exchange exposure and considers to enter into forward foreign exchange contracts to reduce exposure where necessary.

(e) *Price risk*

The Group is exposed to equity securities price risk through investments held by the Group classified either as available-for-sale financial assets or other investments.

4.2 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities, other financial assets and embedded financial liabilities, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

4. FINANCIAL RISK MANAGEMENT (Continued)

4.2 Fair value estimation (Continued)

The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The nominal values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year; including debtors and prepayments, creditors and accruals and current borrowings are assumed to approximate their fair values.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

(a) *Useful lives of property, plant and equipment*

The management determines the estimated useful lives and residual values for its property, plant and equipment. Management will revise the depreciation charge where useful lives are different from previously estimates, or it will write-off or write-down obsolete or non-strategic assets that have been abandoned or sold.

(b) *Fair value of investment properties*

The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalisation rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(c) *Impairment of goodwill*

The Group tests annually whether goodwill has suffered any impairment. The recoverable amount of a cash-generating unit is determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

5. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(d) *Impairment of gaming licence*

Gaming licence represents the fair value of licence acquired on the acquisition of Galaxy and is amortised on a straight line basis over its estimated useful life, which is the remaining licence period. The Group tests whether the licence has suffered any impairment based on value-in-use calculations. The methodologies are based upon estimates of future results, assumptions as to income and expenses of the business, future economic conditions on growth rates and estimation of the future returns.

(e) *Impairment of available-for-sale financial assets*

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The fair value also reflects the discounted cash flows that could be expected from the ultimate sale after deducting the estimated expenses directly associated with the sale. The Group determines whether an investment is impaired by evaluating the duration and extent to which the fair value of an investment is less than its cost.

(f) *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is determined by an independent valuer by reference to Binomial model. In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date.

(g) *Provisions*

The Group carries out environmental restoration for its quarry sites. Management estimates the related provision for future environmental restoration based on an estimate of future expenditure for the restoration. These provisions require the use of different assumptions, such as discount rates for the discounting of non-current provision due to time value of money, the timing and extents of cash outflows.

(h) *Share-based payments*

The fair value of options granted is estimated by independent professional valuers based on the various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the share options at date of granting the options.

(i) *Taxation*

The Group is subject to taxation in Hong Kong, Macau and Mainland China. Significant judgement is required in determining the provision for taxation for each entity in the Group. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred taxation provisions in the financial period in which such determination is made.

6. SEGMENT INFORMATION

In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets consist primarily of property, plant and equipment, investment properties, leasehold land and land use rights, intangible assets, other non-current assets, inventories, debtors and prepayments, and mainly exclude investments, derivative financial instruments, taxation recoverable and cash and bank balances. Segment liabilities comprise mainly creditors, accruals and provisions. There are no sales or trading transaction between the business segments.

(a) Business segments

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31st December 2006				
Turnover	3,388,767	1,280,728	—	4,669,495
Operating profit/(loss) (note a)	(1,187,893)	52,512	102,934	(1,032,447)
Finance costs				(522,226)
Share of profits less losses of				
Jointly controlled entities	(2,803)	32,426	—	29,623
Associated companies	—	(612)	—	(612)
Loss before taxation				(1,525,662)
Taxation				(5,848)
Loss for the year				(1,531,510)
Capital expenditure	(2,773,738)	(69,533)	(5,459)	(2,848,730)
Depreciation	(60,570)	(82,729)	(1,194)	(144,493)
Amortisation	(1,007,187)	(38,459)	—	(1,045,646)
Impairment of non-current investments	—	—	(4,237)	(4,237)
Impairment of property, plant and equipment	—	(784)	—	(784)

(a) Results of the gaming and entertainment division include pre-opening expenses of HK$267,868,000 incurred for the City Club Casinos and the StarWorld Casino and Hotel.

6. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31st December 2005				
Turnover	66,213	1,225,714	—	1,291,927
Operating profit/(loss) (note a)	2,624,750	3,683	(36,609)	2,591,824
Finance costs				(118,157)
Share of profits less losses of				
Jointly controlled entities	—	(77,975)	—	(77,975)
Associated companies	—	2,696	—	2,696
Profit before taxation				2,398,388
Taxation				(1,683)
Profit for the year				2,396,705
Capital expenditure	(19,076,899)	(73,337)	—	(19,150,236)
Depreciation	(765)	(76,857)	—	(77,622)
Amortisation	(418,844)	(39,602)	—	(458,446)
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	3,039,019	—	—	3,039,019
Impairment of property, plant and equipment	—	(13,070)	—	(13,070)
Impairment of debtors and other receivable	—	(28,500)	—	(28,500)
Impairment of non-current investments	—	—	(1,505)	(1,505)

(a) Results of the gaming and entertainment division include the excess of fair value of net assets acquired over cost of acquisition of subsidiaries of HK$3,039,019,000.

6. SEGMENT INFORMATION (Continued)

(a) Business segments (Continued)

	Gaming and entertainment HK$'000	Construction materials HK$'000	Unallocated HK$'000	Total HK$'000
As at 31st December 2006				
Segment assets	**20,403,330**	**1,782,149**	**6,636,269**	**28,821,748**
Jointly controlled entities	**(2,769)**	**389,289**	**—**	**386,520**
Associated companies	**—**	**730**	**—**	**730**
Total assets				**29,208,998**
Segment liabilities	**2,907,093**	**539,522**	**11,638,884**	**15,085,499**
As at 31st December 2005				
Segment assets	18,770,818	1,842,757	5,473,568	26,087,143
Jointly controlled entities	—	279,432	—	279,432
Associated companies	—	21,346	—	21,346
Total assets				26,387,921
Segment liabilities	862,281	570,923	9,530,353	10,963,557

(b) Geographical segments

	Turnover HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Year ended 31st December 2006			
Macau	**3,620,336**	**2,796,186**	**25,077,008**
Hong Kong	**516,380**	**30,515**	**2,860,182**
Mainland China	**532,779**	**22,029**	**1,271,808**
	4,669,495	**2,848,730**	**29,208,998**
Year ended 31st December 2005			
Macau	126,936	19,112,855	24,094,083
Hong Kong	493,504	11,232	1,078,696
Mainland China	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921

7. TURNOVER

	2006 HK$'000	2005 HK$'000
Sales of construction materials	**1,280,728**	1,225,714
Gaming operations		
Net gaming wins	**3,186,893**	—
Contributions (note a)	**167,057**	66,213
Tips received	**19,692**	—
Hotel operations		
Room rental	**10,739**	—
Food and beverages	**3,924**	—
Others	**462**	—
	4,669,495	1,291,927

(a) In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

7. TURNOVER (Continued)

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2006 HK$'000	2005 HK$'000
Net gaming wins	**2,732,614**	1,570,687
Tips and other income	**22,820**	12,207
Interest income	**18,085**	5,510
	2,773,519	1,588,404
Operating expenses		
Special gaming tax and funds to the Macau Government	**(1,101,141)**	(628,882)
Commission and allowances to promoters	**(1,042,232)**	(611,322)
Staff costs	**(328,559)**	(108,304)
Administrative and others	**(73,065)**	(32,870)
	(2,544,997)	(1,381,378)
Contributions from gaming operations	**228,522**	207,026
Net entitlements of the Service Providers	**(61,465)**	(140,813)
Contributions attributable to the Group	**167,057**	66,213

8. OPERATING (LOSS)/PROFIT

	2006 HK$'000	2005 HK$'000
Operating (loss)/profit is stated after crediting:		
Rental income	**9,286**	13,721
Interest income		
Bank deposits	**156,578**	20,257
Loans to jointly controlled entities (note 24b)	**2,073**	2,532
Loan to a related company (note 39c)	**3,371**	—
Deferred receivable (note 22d)	**797**	703
Administrative fee	**16,864**	2,095
Dividend income from unlisted investments	**9,229**	12,721
Dividend income from listed investments	**349**	—
Change in fair value of derivative financial instruments	**—**	2,074
Change in fair value of listed investments	**3,883**	6,522
Gain on disposal of non-current investments	**—**	36,554
Gross earnings on finance lease	**11,441**	1,734
Foreign exchange gain	**9,417**	—
Reversal of impairment of debtors	**2,643**	—
and after charging:		
Depreciation	**144,493**	77,622
Amortisation		
Gaming licence	**998,089**	418,762
Computer software	**1,135**	82
Overburden removal costs	**16,475**	16,192
Quarry site improvements	**15,050**	15,120
Quarry site development	**1,959**	1,905
Leasehold land and land use rights (note a)	**12,938**	6,385
Operating lease rental		
Land and buildings	**49,166**	9,049
Plant and machinery	**3,900**	3,607
Royalty	**5,916**	5,906
Loss on disposal of property, plant and equipment	**119**	107
Cost of inventories sold	**1,106,659**	1,062,157
Staff costs, including Directors' remuneration (note b)	**947,069**	254,802
Impairment of non-current investments	**4,237**	1,505
Impairment of property, plant and equipment	**784**	13,070
Change in fair value of investment properties	**500**	2,500
Outgoing in respect of investment properties	**660**	652
Impairment of trade and other debtors	**—**	28,500
Change in fair value of derivative financial instruments	**407**	—
Foreign exchange loss	**—**	1,681
Auditors' remuneration		
Audit services		
Provision for the year	**7,643**	—
Under-provision in prior year	**1,375**	1,847
Non-audit services (note c)		
Provision for the year	**476**	—
Under-provision in prior year	**78**	262

8. OPERATING (LOSS)/PROFIT (Continued)

(a) Amortisation of leasehold land and land use rights is stated after amount capitalised in assets under construction of HK$26,349,000 (2005: HK$52,636,000).

(b) Staff costs include share option expenses of HK$3,661,000 (2005: HK$37,561,000).

(c) Non-audit services is stated after amount capitalised in cost of acquisitions and included as amortised cost of borrowings in the aggregate of HK$70,000 (2005: HK$7,322,000).

9. MANAGEMENT REMUNERATION

(a) Directors' remuneration

	Fees	**Salary, allowance and benefit in kind**	**Discretionary bonuses**	**Pension scheme contributions**	**Share options (note d)**	**2006 Total**	2005 Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**	HK$'000
Executive Directors							
Dr. Lui Che Woo	100	3,000	—	150	277	**3,527**	3,138
Mr. Francis Lui Yiu Tung	80	11,000	164	550	273	**12,067**	8,967
Mr. Chan Kai Nang	80	2,401	—	84	127	**2,692**	2,390
Mr. Joseph Chee Ying Keung	80	2,172	140	193	127	**2,712**	2,346
Mr. William Lo Chi Chung	80	833	—	40	108	**1,061**	2,210
Ms. Paddy Tang Lui Wai Yu	80	—	—	—	188	**268**	3,358
	500	19,406	304	1,017	1,100	**22,327**	22,409
Non-executive Directors							
Dr. Charles Cheung Wai Bun	180	—	—	—	118	**298**	278
Mr. Moses Cheng Mo Chi	160	—	—	—	94	**254**	254
Mr. James Ross Ancel	160	—	—	—	118	**278**	232
Dr. William Yip Shue Lam	80	—	—	—	118	**198**	119
Mr. Yip Hing Chung	—	—	—	—	—	—	33
	580	—	—	—	448	**1,028**	916
Total 2006	**1,080**	**19,406**	**304**	**1,017**	**1,548**	**23,355**	
Total 2005	902	6,059	781	439	15,144		23,325

The discretionary bonuses paid in 2006 were in relation to performance for 2005.

9. MANAGEMENT REMUNERATION (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include one (2005: three) Director whose emoluments are reflected in note (a) above. The emoluments of the remaining four individuals (2005: two) are as follows:

	2006 HK$'000	2005 HK$'000
Salaries and other emoluments	**21,380**	3,129
Discretionary bonuses	**3,194**	500
Retirement benefits	**675**	142
Share options (note d)	**—**	5,459
	25,249	9,230

The emoluments of these individuals fell within the following bands:

	Number of individuals	
	2006	2005
HK$3,500,001 – HK$4,000,000	**—**	1
HK$4,000,001 – HK$4,500,000	**2**	—
HK$5,000,001 – HK$5,500,000	**—**	1
HK$6,000,001 – HK$6,500,000	**1**	—
HK$10,500,001 – HK$11,000,000	**1**	—
	4	2

(c) Retirement benefit schemes

In Hong Kong, the Group makes monthly contributions to the Mandatory Provident Fund (MPF) Scheme equal to 5% of the relevant income of the employees in compliance with the legislative requirement. In addition, the Group also makes defined top-up contributions to the same scheme or the Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. For the top-up schemes, the Group's contributions to the schemes may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the Group in independently administered funds.

The Group also operates a defined contribution scheme, which is a unitised scheme, for eligible employees in Macau. The Galaxy Staff Pension Fund Scheme is established and managed by an independent management company appointed by the Group. Both the Group and the employees make equal share of monthly contributions to the scheme.

9. MANAGEMENT REMUNERATION (Continued)

(c) Retirement benefit schemes (Continued)

Employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 7% to 22%, dependent upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$29,356,000 (2005: HK$15,443,000), after deducting forfeitures of HK$1,119,000 (2005: HK$434,000), leaving HK$292,000 (2005: HK$171,000) available to reduce future contributions.

(d) Share options

The value of the share options granted to the Directors and employees under the share option scheme of the Company represents the fair value of these options (note 28(e)) charged to the profit and loss statement for the year according to their vesting periods.

10. FINANCE COSTS

	2006	2005
	HK$'000	HK$'000
Interest expenses		
Guaranteed fixed rate notes not wholly repayable within five years	**276,340**	12,996
Guaranteed floating rate notes wholly repayable within five years	**206,393**	9,283
Fixed rate notes wholly repayable within five years	**140,781**	78,425
Convertible notes wholly repayable within five years	**5,464**	—
Bank loans and overdrafts	**31,795**	18,910
Obligations under finance leases wholly payable within five years	**56**	24
Change in fair value of derivative under the convertible notes	**(67,818)**	—
Net gain from cross currency swap for hedging	**(11,626)**	—
Other borrowing costs	**12,901**	3,384
	594,286	123,022
Amount capitalised in assets under construction	**(72,060)**	(4,865)
	522,226	118,157

11. TAXATION

	2006 HK$'000	2005 HK$'000
Current taxation		
Hong Kong profits tax	**708**	1,049
Mainland China income tax	**1,932**	634
Macau Complementary tax	**4,029**	—
Deferred taxation	**(821)**	—
	5,848	1,683

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

The taxation on the (loss)/profit before taxation of the Group differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, is as follows:

	2006 HK$'000	2005 HK$'000
(Loss)/profit before taxation	**(1,525,662)**	2,398,388
Share of profits less losses of		
Jointly controlled entities	**(29,623)**	77,975
Associated companies	**612**	(2,696)
	(1,554,673)	2,473,667
Tax calculated at applicable tax rate	**198,149**	(288,893)
Income under tax relief	**1,769**	4,292
Income not subject to tax	**7,638**	372,607
Loss exempted from taxation	**(33,654)**	(962)
Expenses not deductible for tax purpose	**(145,778)**	(86,926)
Utilisation of previously unrecognised tax losses	**6,866**	5,393
Tax losses not recognised	**(40,556)**	(7,111)
Under provision of tax	**(282)**	(83)
Taxation charge	**(5,848)**	(1,683)

12. LOSS ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$68,975,000 (2005: HK$147,264,000).

13. (LOSS)/EARNINGS PER SHARE

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of HK$1,531,546,000 (2005: profit of HK$2,395,269,000) and the weighted average of 3,293,135,440 shares (2005: 2,164,208,891 shares) in issue during the year.

The diluted loss per share for 2006 equals to the basic loss per share since the exercise of the outstanding share options would not have a dilutive effect on the loss per share. The diluted earnings per share for 2005 was calculated based on the profit attributable to shareholders of HK$2,395,269,000 and the weighted average of 2,164,208,891 shares in issue plus 25,507,219 potential shares arising from share options.

14. DIVIDENDS

The Board of Directors has resolved not to declare any dividend for the year ended 31st December 2006 (2005: nil).

15. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000	**Leasehold improvements** HK$'000	**Plant and machinery** HK$'000	**Other assets** HK$'000	**Assets under construction** HK$'000	**Total** HK$'000
Cost						
At 31st December 2005, as previously reported	41,773	34,778	726,144	313,902	752,306	1,868,903
Reclassification to finance lease receivable	—	—	—	(39,628)	—	(39,628)
At 31st December 2005, as restated	41,773	34,778	726,144	274,274	752,306	1,829,275
Exchange differences	1,751	81	11,609	7,575	—	21,016
Acquisition of subsidiaries	—	—	6,922	1,398	—	8,320
Additions	23,644	9,051	55,473	595,139	2,142,245	2,825,552
Transfer	1,628,168	9,638	458,440	—	(2,096,246)	—
Disposals	(397)	(297)	(11,984)	(12,371)	—	(25,049)
At 31st December 2006	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
Accumulated depreciation and impairment						
At 31st December 2005, as previously reported	7,736	26,102	455,177	155,383	—	644,398
Reclassification to finance lease receivable	—	—	—	(2,786)	—	(2,786)
At 31st December 2005, as restated	7,736	26,102	455,177	152,597	—	641,612
Exchange differences	253	36	4,693	4,094	—	9,076
Charge for the year	13,722	9,276	59,707	61,788	—	144,493
Disposals	(59)	(46)	(8,958)	(10,292)	—	(19,355)
Impairment	—	—	784	—	—	784
At 31st December 2006	21,652	35,368	511,403	208,187	—	776,610
Net book value						
At 31st December 2006	**1,673,287**	**17,883**	**735,201**	**657,828**	**798,305**	**3,882,504**

15. PROPERTY, PLANT AND EQUIPMENT (Continued)

Group

	Buildings	Leasehold improvements	Plant and machinery	Other assets	Assets under construction	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost						
At 31st December 2004	40,295	32,546	700,383	256,681	—	1,029,905
Exchange differences	900	61	5,168	3,702	—	9,831
Acquisition of subsidiaries	—	1,962	—	42,191	333,085	377,238
Reclassification to finance lease receivable	—	—	—	(39,628)	—	(39,628)
Additions	578	1,271	24,465	23,027	419,221	468,562
Disposals	—	(1,062)	(3,872)	(11,699)	—	(16,633)
At 31st December 2005, as restated	41,773	34,778	726,144	274,274	752,306	1,829,275
Accumulated depreciation and impairment						
At 31st December 2004	4,668	24,153	396,713	137,488	—	563,022
Exchange differences	97	12	1,792	1,652	—	3,553
Charge for the year	1,273	2,113	49,530	27,614	—	80,530
Reclassification to finance lease receivable	—	—	—	(2,786)	—	(2,786)
Disposals	—	(176)	(3,560)	(12,041)	—	(15,777)
Impairment	1,698	—	10,702	670	—	13,070
At 31st December 2005, as restated	7,736	26,102	455,177	152,597	—	641,612
Net book value						
At 31st December 2005, as restated	34,037	8,676	270,967	121,677	752,306	1,187,663

(a) Other assets comprise barges, furniture and equipment, gaming equipment, operating equipment and motor vehicles.

(b) The net book amount of other equipment held under finance leases amounts to HK$127,000 (2005: HK$382,000).

(c) During the year, borrowing costs of HK$72,060,000 (2005: HK$4,865,000) arising on financing specifically entered into for the construction of a building, as well as amortisation of prepayments of lease premium of HK$26,349,000 (2005: HK$52,636,000), have been capitalised and included in assets under construction. A capitalisation rate of 5.96% (2005: 4.8%) was used, representing the effective borrowing cost of the loan used to finance the project.

16. INVESTMENT PROPERTIES

	Group	
	2006	2005
	HK$'000	HK$'000
At valuation		
Beginning of the year	**63,000**	65,500
Change in fair value	**(500)**	(2,500)
End of the year	**62,500**	63,000

Investment properties are held under leases of 10 to 50 years in Hong Kong and were valued on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

17. LEASEHOLD LAND AND LAND USE RIGHTS

	Group	
	2006	2005
	HK$'000	HK$'000
Net book value at beginning of the year	**1,638,620**	254,645
Exchange differences	**121**	—
Additions	**22,463**	47,215
Acquisition of subsidiaries	**—**	1,395,781
Amortisation	**(39,287)**	(59,021)
Net book value at end of the year	**1,621,917**	1,638,620
Cost	**1,765,933**	1,743,328
Accumulated amortisation	**(144,016)**	(104,708)
Net book value	**1,621,917**	1,638,620
Leases of between 10 to 50 years		
Macau	**1,378,510**	1,390,359
Hong Kong	**240,462**	245,369
Mainland China	**2,945**	2,892
	1,621,917	1,638,620

Leasehold land in Hong Kong with net book values of HK$216,978,000 (2005: HK$221,290,000) has been pledged as securities for the bank borrowings (note 30).

18. INTANGIBLE ASSETS

Group

	Goodwill HK$'000	Gaming licence HK$'000	Computer software HK$'000	Total HK$'000
Cost				
At 31st December 2005, as previously reported	24,259	16,887,329	1,761	16,913,349
Reclassification to finance lease receivable	—	—	(1,276)	(1,276)
At 31st December 2005, as restated	24,259	16,887,329	485	16,912,073
Acquisition of subsidiaries (note 37)	4,490	—	—	4,490
Acquisition of additional interest in a subsidiary	4,265	—	—	4,265
Additions	—	—	17,767	17,767
Disposals	—	—	(51)	(51)
At 31st December 2006	33,014	16,887,329	18,201	16,938,544
Accumulated amortisation				
At 31st December 2005, as previously reported	—	418,762	218	418,980
Reclassification to finance lease receivable	—	—	(137)	(137)
At 31st December 2005, as restated	—	418,762	81	418,843
Charge for the year	—	998,089	1,135	999,224
Disposals	—	—	(9)	(9)
At 31st December 2006	—	1,416,851	1,207	1,418,058
Net book value				
At 31st December 2006	**33,014**	**15,470,478**	**16,994**	**15,520,486**
At 31st December 2005, as restated	24,259	16,468,567	404	16,493,230

Goodwill is allocated to the Group's cash-generating units identified according to country of operation and business segment. Goodwill with carrying amount of HK$28,524,000 (2005: HK$24,259,000) and HK$4,490,000 (2005: nil) is allocated to the construction materials segment in Macau and Hong Kong respectively. The recoverable amount of the business unit is determined based on value-in-use calculations. The key assumptions used in the value-in-use calculations are based on the best estimates of the growth rates and discount rates of the respective segments.

19. SUBSIDIARIES

	Company	
	2006	2005
	HK$'000	HK$'000
Unlisted shares, at cost	**1**	1

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment.

The amounts receivable and payable are unsecured, interest free and have no fixed term of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 42(a).

20. JOINTLY CONTROLLED ENTITIES

	Group	
	2006	2005
	HK$'000	HK$'000
Beginning of the year	**279,432**	248,243
New investments	**63,880**	108,704
Share of results		
Profit/(loss) before taxation	**31,974**	(77,330)
Taxation	**(2,351)**	(645)
Dividends	**(6,565)**	(1,871)
Share of exchange reserve	**20,150**	2,331
End of the year	**386,520**	279,432

20. JOINTLY CONTROLLED ENTITIES (Continued)

(a) The share of assets, liabilities and results of the jointly controlled entities attributable to the Group is summarised below:

	2006	2005
	HK$'000	HK$'000
Non-current assets	**441,948**	391,750
Current assets	**380,915**	238,846
Current liabilities	**(159,690)**	(132,598)
Non-current liabilities	**(276,653)**	(218,566)
	386,520	279,432
Income	**462,691**	400,621
Expenses	**(430,717)**	(477,951)
Profit/(loss) before taxation	**31,974**	(77,330)

(b) Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 42(b).

21. ASSOCIATED COMPANIES

	Group	
	2006	2005
	HK$'000	HK$'000
Beginning of the year	**21,346**	18,650
New investments	**730**	—
Share of results		
(Loss)/profit before taxation	**(612)**	3,417
Taxation	**—**	(721)
Transfer to subsidiary (note 37)	**(20,734)**	—
End of the year	**730**	21,346

21. ASSOCIATED COMPANIES (Continued)

(a) The share of assets, liabilities and results of the associated companies attributable to the Group is summarised as follows:

	2006 HK$'000	2005 HK$'000
Non-current assets	—	6,303
Current assets	730	32,388
Current liabilities	—	(4,519)
Non-current liabilities	—	(12,826)
	730	21,346
Income	—	44,995
Expenses	—	(41,578)
Profit before taxation	—	3,417

(b) Details of the associated company which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 42(c).

22. OTHER NON-CURRENT ASSETS

	Group	
	2006 HK$'000	2005 HK$'000
Non-current investments (note a)	284,932	85,483
Finance lease receivable (note b)	168,552	30,618
Derivative financial instruments (note c)	47,072	—
Deferred expenditure		
Overburden removal costs	68,574	83,920
Quarry site development	10,930	12,459
Quarry site improvements	105,880	120,930
Deferred receivable (note d)	6,604	2,557
Restricted bank deposits (note e)	259,153	259,153
	951,697	595,120

22. OTHER NON-CURRENT ASSETS (Continued)

(a) Non-current investments

	Group	
	2006	2005
	HK$'000	HK$'000
Unlisted investments, at fair value	**284,932**	85,483

(b) Finance lease receivable

	Group	
	2006	2005
	HK$'000	HK$'000
Gross receivable	**193,016**	37,423
Unearned finance income	**(24,464)**	(6,805)
	168,552	30,618
Current portion included in current assets	**43,699**	7,363
	212,251	37,981

The finance lease is receivable in the following years:

	Present value		Minimum receipts	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**43,699**	7,363	**57,844**	10,978
Between one to five years	**166,245**	29,077	**190,592**	35,801
Over five years	**2,307**	1,541	**2,424**	1,622
	212,251	37,981	**250,860**	48,401

(c) Derivative financial instruments

	Group	
	2006	2005
	HK$'000	HK$'000
Cross-currency swap contracts for cash flow hedges	**47,072**	—

The notional principal amount of the cross-currency swap contracts is US$350 million (2005: nil).

22. OTHER NON-CURRENT ASSETS (Continued)

(d) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2012. The current portion of the receivable is included under other debtors.

(e) Restricted bank deposits are pledged to secure banking facilities extended to the Group. The banking facilities comprise a guarantee amounting to HK$485 million (2005: HK$485 million) for the period up to 31st March 2007 and then reduced to HK$291 million for the period from 1st April 2007 to the earlier of 90 days after the expiry of the concession agreement or 31st March 2022 which is in favour of the Macau Government against the legal and contractual liabilities of the Group under the concession agreement and two revolving term loans amounting to HK$75 million (2005: HK$75 million).

The effective interest rate on restricted bank deposits, which have an average maturity of 32 days (2005: 34 days), was 3.86% (2005: 3.80%). The restricted bank deposits are denominated in Hong Kong dollar.

23. INVENTORIES

	Group	
	2006	2005
	HK$'000	HK$'000
Construction materials		
Aggregates and sand	**31,720**	34,326
Concrete pipes and blocks	**13,527**	15,944
Cement	**6,599**	7,177
Spare parts	**24,116**	21,050
Consumables	**6,766**	6,285
	82,728	84,782
Gaming and entertainment		
Playing cards	**8,769**	2,189
Food and beverages	**1,521**	—
Consumables	**1,504**	—
	11,794	2,189
	94,522	86,971

24. DEBTORS AND PREPAYMENTS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade debtors, net of provision (note a)	**504,390**	497,406	**—**	—
Other debtors, net of provision	**68,193**	100,425	**1,245**	5
Amounts due from jointly controlled entities (note b)	**174,053**	190,266	**—**	—
Amount due from an associated company (note c)	**183**	—	**—**	—
Prepayments	**72,620**	88,331	**568**	356
Current portion of finance lease receivable	**43,699**	7,363	**—**	—
	863,138	883,791	**1,813**	361

(a) Trade debtors mainly arise from the sale of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2006	2005
	HK$'000	HK$'000
Within one month	**136,508**	130,362
Two to three months	**148,612**	152,782
Four to six months	**97,840**	98,995
Over six months	**121,430**	115,267
	504,390	497,406

The carrying amounts of trade debtors of the Group are denominated in the following currencies:

	2006	2005
	HK$'000	HK$'000
Renminbi	**329,594**	376,579
Hong Kong dollar	**129,724**	95,212
Macau Patacas	**45,072**	25,615
	504,390	497,406

There is no concentration of credit risk with respect to trade debtors, as the Group has a large number of customers.

24. DEBTORS AND PREPAYMENTS (Continued)

(b) Amounts receivable of HK$34,483,000 (2005: HK$51,091,000), of which HK$5,648,000 (2005: HK$5,648,000) are secured, carry interest at prevailing market rate and repayable in accordance with agreed terms of repayment. The remaining amounts receivable are unsecured, interest free and repayable in accordance with agreed term. The amounts receivable are denominated in Renminbi.

(c) Amount receivable is unsecured, interest free and repayable in accordance with agreed term.

(d) The Group has recognised a reversal of impairment loss of HK$2,643,000 (2005: impairment loss of HK$28,500,000) for its trade and other debtors for the year.

25. OTHER INVESTMENTS

	Group	
	2006	2005
	HK$'000	HK$'000
Equity securities listed in Hong Kong, at market value	**29,636**	59,483
Derivative financial instruments, options on listed equity securities	**9,605**	10,012
	39,241	69,495

26. CASH AND BANK BALANCES

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash at bank and on hand	**1,625,187**	476,292	**—**	2,253
Short-term bank deposits	**4,158,010**	4,591,922	**1,853,249**	—
	5,783,197	5,068,214	**1,853,249**	2,253

Cash and bank balances of the Group include approximately HK$3,325 million (2005: HK$4,283 million) which are restricted to specified uses in accordance with the notes offering agreements as set out in note 30 (b) and (c).

26. CASH AND BANK BALANCES (Continued)

The carrying amounts of cash and bank balances are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollar	**2,302,649**	669,731	**—**	2,206
US dollar	**3,337,891**	4,287,360	**1,853,249**	47
Macau Patacas	**73,385**	33,782	**—**	—
Renminbi	**69,272**	77,341	**—**	—
	5,783,197	5,068,214	**1,853,249**	2,253

The effective interest rate on cash and bank balances was 4.7% (2005: 3.7%) and the average maturity was 24 days (2005: 9 days).

27. SHARE CAPITAL

	Ordinary shares of HK$0.10 each	HK$'000
Authorised:		
At 31st December 2005 and 2006	6,888,000,000	688,800
Issued and fully paid:		
At 31st December 2004	1,296,475,563	129,648
Issue of new shares (note a)	146,000,000	14,600
Issue of new shares for acquisition of subsidiaries (note b)	1,840,519,798	184,052
Issue of shares upon exercise of share options	7,584,000	758
At 31st December 2005	3,290,579,361	329,058
Issue of shares upon exercise of share options	5,538,000	554
At 31st December 2006	**3,296,117,361**	**329,612**

(a) On 4th May 2005, the Company issued 146,000,000 new shares of HK$0.10 each at the issue price of HK$8 per share for cash. Net proceeds from the issue of shares were used to fund the acquisition of Galaxy Casino, S.A. ("Galaxy").

(b) On 22nd July 2005, the Company issued 1,840,519,798 new shares of HK$0.10 each at the issue price of HK$8 per share as part of the consideration for the acquisition of Galaxy.

28. SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected qualifying grantees. The existing scheme was adopted on 30th May 2002 and the options granted under the previous schemes remain effective. Under the scheme, share options may be granted to, amongst others, Directors, senior executives or employees of the Company or its affiliates. Consideration to be paid by the grantee on acceptance of each grant of option is HK$1.00. The period within which the shares may be taken up under an option is determined by the Board at the time of grant, except that such period shall not expire later than ten years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2006	2005
At beginning of year	**53,908,000**	20,342,000
Granted (note a)	**—**	41,254,000
Exercised (note b)	**(5,538,000)**	(7,584,000)
Lapsed (note c)	**(818,000)**	(104,000)
At end of year (note d)	**47,552,000**	53,908,000

(a) Options granted

No options were granted during the year. Share options were granted on 21st October 2005 at the exercise price of HK$4.59 per share which will expire on 21st October 2011. Consideration received was HK$97 in respect of the share options granted in 2005.

(b) Options exercised

Exercise period	**Exercise price** HK$	**Number of shares issued**
May 2006	4.5900	2,400,000
May 2006	0.5333	300,000
May 2006	0.5216	1,070,000
May 2006	0.5140	300,000
June 2006	4.5900	200,000
October 2006	4.5900	408,000
November 2006	4.5900	804,000
December 2006	4.5900	56,000
		5,538,000

28. SHARE OPTION SCHEME (Continued)

(c) Options lapsed

Exercise period	Exercise price HK$	Number of share options 2006	2005
22nd October 2005 to 21st October 2011	4.5900	**400,000**	—
22nd October 2006 to 21st October 2011	4.5900	**418,000**	104,000
		818,000	104,000

(d) Outstanding options

Exercise period	Exercise price HK$	Number of share options 2006	2005
Directors			
20th May 1999 to 19th May 2008	0.5333	**2,500,000**	2,500,000
30th December 2000 to 29th December 2009	0.5216	**3,400,000**	3,400,000
1st March 2004 to 28th February 2013	0.5140	**4,280,000**	4,280,000
22nd October 2005 to 21st October 2011	4.5900	**13,200,000**	13,200,000
22nd October 2006 to 21st October 2011	4.5900	**3,290,000**	3,290,000
Employees and others			
20th May 1999 to 19th May 2008	0.5333	**400,000**	700,000
30th December 2000 to 29th December 2009	0.5216	**228,000**	1,298,000
1st March 2004 to 28th February 2013	0.5140	**280,000**	580,000
22nd October 2005 to 21st October 2011	4.5900	**16,250,000**	19,400,000
22nd October 2006 to 21st October 2011	4.5900	**3,724,000**	5,260,000
		47,552,000	53,908,000

(e) Fair value of share options and assumptions

The fair value of options granted on 21st October 2005 determined using the Black-Scholes valuation model was HK$41,713,000. The significant inputs into the model were share price of HK$4.425 at the grant date, exercise price of HK$4.59, standard deviation of expected share price returns of 35%, expected life of options of 2.5 to 3 years, expected dividend paid out rate of 2% and annual risk-free interest rate of 4.075%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices of comparable companies over the past 260 trading days.

29. RESERVES

Group

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Hedging reserve HK$'000	Investment reserve HK$'000	Share option reserve HK$'000	Exchange reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 1st January 2006	11,435,004	4,395	70	—	(3,871)	37,561	11,874	3,118,363	14,603,396
Exchange differences	—	—	—	—	—	—	40,528	—	40,528
Change in fair value of cash flow hedges	—	—	—	47,072	—	—	—	—	47,072
Issue of shares upon exercise of share options	21,955	—	—	—	—	(3,883)	—	—	18,072
Fair value of share options	—	—	—	—	—	3,661	—	—	3,661
Share options lapsed	—	—	—	—	—	(412)	—	412	—
Change in fair value of non-current investments	—	—	—	—	122,004	—	—	—	122,004
Loss for the year	—	—	—	—	—	—	—	(1,531,546)	(1,531,546)
At 31st December 2006	**11,456,959**	**4,395**	**70**	**47,072**	**118,133**	**36,927**	**52,402**	**1,587,229**	**13,303,187**
At 1st January 2005	554,087	4,395	70	—	—	—	1,134	736,066	1,295,752
Exchange differences	—	—	—	—	—	—	10,740	—	10,740
Issue of new shares for acquisition of subsidiaries	9,754,755	—	—	—	—	—	—	—	9,754,755
Issue of new shares for cash	1,122,971	—	—	—	—	—	—	—	1,122,971
Issue of shares upon exercise of share options	3,191	—	—	—	—	—	—	—	3,191
Fair value of share options	—	—	—	—	—	37,561	—	—	37,561
Change in fair value of non-current investments	—	—	—	—	(3,871)	—	—	—	(3,871)
Profit for the year	—	—	—	—	—	—	—	2,395,269	2,395,269
2004 final dividend	—	—	—	—	—	—	—	(12,972)	(12,972)
At 31st December 2005	11,435,004	4,395	70	—	(3,871)	37,561	11,874	3,118,363	14,603,396

29. RESERVES (Continued)

Company

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Share option reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 31st December 2005	11,435,004	235,239	70	35,561	332,540	12,038,414
Issue of shares upon exercise of share options	21,955	—	—	(3,883)	—	18,072
Fair value of share options	—	—	—	5,661	—	5,661
Share options lapsed	—	—	—	(412)	412	—
Loss for the year	—	—	—	—	(68,975)	(68,975)
At 31st December 2006	**11,456,959**	**235,239**	**70**	**36,927**	**263,977**	**11,993,172**
At 31st December 2004	554,087	235,239	70	—	492,776	1,282,172
Issue of new shares for acquisition of subsidiaries	9,754,755	—	—	—	—	9,754,755
Issue of new shares for cash	1,122,971	—	—	—	—	1,122,971
Issue of shares upon exercise of share options	3,191	—	—	—	—	3,191
Fair value of share options	—	—	—	35,561	—	35,561
Loss for the year	—	—	—	—	(147,264)	(147,264)
2004 final dividend	—	—	—	—	(12,972)	(12,972)
At 31st December 2005	11,435,004	235,239	70	35,561	332,540	12,038,414

Reserves of the Company available for distribution to shareholders amount to HK$263,977,000 (2005: HK$332,540,000).

30. BORROWINGS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans				
Secured	**259,860**	232,400	**157,400**	157,400
Unsecured	**453,420**	244,000	**403,500**	194,000
	713,280	476,400	**560,900**	351,400
Other borrowings				
Fixed rate notes (note a)	**2,521,982**	2,584,188	**2,521,982**	2,584,188
Guaranteed notes (note b)	**4,532,106**	4,526,265	**—**	—
Convertible notes (note c)	**1,205,377**	—	**1,205,377**	—
Bank loans and other borrowings	**8,972,745**	7,586,853	**4,288,259**	2,935,588
Obligations under finance leases (note d)	**108**	308	**—**	—
Total borrowings	**8,972,853**	7,587,161	**4,288,259**	2,935,588
Current portion included in current liabilities	**(532,888)**	(2,943,806)	**(405,700)**	(2,818,588)
	8,439,965	4,643,355	**3,882,559**	117,000

(a) On 22nd July 2005, the Company issued HK$2,544,240,000 fixed rate notes, which would mature on 21st August 2006, with variable rates as part of consideration for the acquisition of Galaxy. On 14th January 2006, holders for HK$2,371,805,000 of the fixed rate notes have agreed to amend the terms to extend the maturity date of their notes from 21st August 2006 to 30th September 2008 and change the interest rate to a fixed rate of 6% per annum. On 22nd May 2006, the remaining HK$172,435,000 of the fixed rate notes, plus accrued interest of HK$3,401,000, have been fully paid by the Group.

(b) On 14th December 2005, the Group, through its subsidiary, Galaxy Entertainment Finance Company Limited, issued guaranteed senior fixed rate and floating rate notes with aggregate principal amount of US$600 million (the "Guaranteed Notes"). The fixed rate guaranteed senior notes with nominal value of US$350,000,000 carry fixed interest at 9.875% per annum and will be fully repayable on 15th December 2012. The floating rate guaranteed senior notes with nominal value of US$250,000,000 carry interest at six-month US Dollar London Inter-Bank Offering Rate plus 5% and are fully repayable on 15th December 2010. The Guaranteed Notes are listed on the Singapore Exchange Securities Trading Limited.

The proceeds from the notes are restricted to be used for the repayment of a specific bank loan, interest payments of the Guaranteed Notes, financing the construction and development of assets under construction, and for general corporate purpose (note 26).

30. BORROWINGS (Continued)

(c) On 14th December 2006, the Company issued zero coupon convertible notes (the "Convertible Notes") with an aggregate principal amount of US$240 million (approximately HK$1,872 million). The Convertible Notes are unsecured, do not carry any interest and have a maturity date of 14th December 2011. Subject to the terms of the Convertible Notes, the holders have the option to convert the Convertible Notes into ordinary shares of the Company at any time on or after 14th June 2007 up to the maturity date at the initial conversion price of HK$9.36 per share, subject to adjustment. The conversion price is subject to a reset mechanism pursuant to the terms of the Convertible Notes. Unless previously redeemed and cancelled, or converted, the Convertible Notes will be redeemed at 100% of their principal amount on the maturity date. The Group may, at its option at any time after 14th December 2007 and prior to the maturity date, redeem the Convertible Notes in whole or in part, at 100% of their principal amount subject to the terms of the Convertible Notes.

The proceeds from the Convertible Notes are restricted to be used for financing the construction and development of assets under construction, and for general corporate purpose (note 26).

The fair value of the derivative under the Convertible Notes was estimated at the issue date by reference to the Binomial model. The excess of net proceeds over the fair value of the derivative component is recognised as a liability.

The liability under the Convertible Notes and the derivative component recognised in the balance sheet are analysed as follows:

	HK$'000
Nominal value of Convertible Notes (net of transaction cost)	**1,846,213**
Derivative component at the issue date	**(642,798)**
Liability under the Convertible Notes at the issue date	**1,203,415**
Exchange difference	**(3,502)**
Interest expense	**5,464**
At 31st December 2006	**1,205,377**

Interest expense on the Convertible Notes is calculated using the effective interest method by applying the effective interest rate of 9.23%.

	HK$'000
Derivative component at the issue date	**642,798**
Change in fair value	**(67,818)**
Exchange difference	**(1,871)**
At 31st December 2006	**573,109**

30. BORROWINGS (Continued)

(c) (Continued)

The fair value of the derivative component is determined by reference to the Binomial model. The significant assumptions used in the calculation of the fair values were as follows:

(i) The valuation is based on the assumption that the Convertible Notes will continue without default, delay in payments and no earlier redemption.

(ii) The volatility of the share price of the Company is based on the share price movements for the six years prior to the issuance of the Convertible Notes with expected volatility of 50%.

(iii) The risk free rate is based on the yield of Exchange Fund Notes as at the respective dates, with maturity in accordance with the life of the Convertible Notes.

(iv) The expected dividend paid out rate is 0.1% during the life of the Convertible Notes.

(d) Obligations under finance leases

The finance lease obligations are payable in the following years:

	Minimum payments		Present value	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**135**	279	**108**	218
In the second year	**—**	114	**—**	90
	135	393	**108**	308

(e) The borrowings are repayable as follows:

	Group							
	Bank loans		Fixed rate notes		Guaranteed notes		Convertible notes	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Within one year	**532,780**	359,400	**—**	2,584,188	**—**	—	**—**	—
Between one to two years	**157,360**	117,000	**2,521,982**	—	**—**	—	**—**	—
Between two to five years	**6,480**	—	**—**	—	**1,889,973**	1,885,944	**1,205,377**	—
Over five years	**16,660**	—	**—**	—	**2,642,133**	2,640,321	**—**	—
	713,280	476,400	**2,521,982**	2,584,188	**4,532,106**	4,526,265	**1,205,377**	—

30. BORROWINGS (Continued)

(e) (Continued)

	Company					
	Bank loans		Fixed rate notes		Convertible notes	
	2006	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Within one year	**405,700**	234,400	**—**	2,584,188	**—**	—
Between one to two years	**155,200**	117,000	**2,521,982**	—	**—**	—
Between two to five years	**—**	—	**—**	—	**1,205,377**	—
	560,900	351,400	**2,521,982**	2,584,188	**1,205,377**	—

(f) Effective interest rates

	2006			2005	
	HK$	**RMB**	**US$**	HK$	US$
Bank loans	**4.4%**	**5.0%**	**—**	4.7%	—
Fixed rate notes	**5.7%**	**—**	**—**	6.9%	—
Guaranteed Notes	**—**	**—**	**10.9%**	—	10.5%
Convertible Notes	**—**	**—**	**9.23%**	—	—

(g) The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates or maturity (whichever is earlier) are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Six months or less	**2,603,361**	2,362,652	**560,900**	351,400
Six to twelve months	**—**	2,584,188	**—**	2,584,188
One to five years	**3,727,359**	—	**3,727,359**	—
Over five years	**2,642,133**	2,640,321	**—**	—
	8,972,853	7,587,161	**4,288,259**	2,935,588

30. BORROWINGS (Continued)

(h) The carrying amounts and fair value of the borrowings are as follows:

	Group				Company			
	Carrying amount		Fair value		Carrying amount		Fair value	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Bank loans	**713,280**	476,400	**713,280**	476,400	**560,900**	351,400	**560,900**	351,400
Fixed rate notes	**2,521,982**	2,584,188	**2,281,206**	2,584,188	**2,521,982**	2,584,188	**2,281,206**	2,584,188
Guaranteed notes	**4,532,106**	4,526,265	**4,552,934**	4,622,165	**—**	—	**—**	—
Convertible notes	**1,205,377**	—	**1,139,685**	—	**1,205,377**	—	**1,139,685**	—
Other borrowings	**108**	308	**108**	308	**—**	—	**—**	—
	8,972,853	7,587,161	**8,687,213**	7,683,061	**4,288,259**	2,935,588	**3,981,791**	2,935,588

The fair value of the borrowings is calculated using cash flows discounted at prevailing borrowing rates. The carrying amounts of floating rate and other current borrowings approximate their fair value.

(i) The carrying amounts of bank loans and other borrowings are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong dollar	**3,185,342**	3,060,589	**3,082,882**	2,935,588
US dollar	**5,737,591**	4,526,572	**1,205,377**	—
Renminbi	**49,920**	—	**—**	—
	8,972,853	7,587,161	**4,288,259**	2,935,588

31. DEFERRED TAXATION LIABILITIES

	Group	
	2006	2005
	HK$'000	HK$'000
At beginning of the year	**1,778,531**	13,884
Acquisition of subsidiaries	**878**	1,764,647
Credit to profit and loss statement	**(821)**	—
At end of the year	**1,778,588**	1,778,531

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

31. DEFERRED TAXATION LIABILITIES (Continued)

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the Group operates. Movements on the deferred taxation liabilities/(assets) are as follows:

	Depreciation allowance HK$'000	**Tax losses** HK$'000	**Fair value adjustments** HK$'000	**Total** HK$'000
At 31st December 2004	39,463	(25,579)	—	13,884
Acquisition of subsidiaries	—	—	1,764,647	1,764,647
(Credit)/charge to profit and loss statement	(5,317)	5,317	—	—
At 31st December 2005	34,146	(20,262)	1,764,647	1,778,531
Acquisition of subsidiaries (note 37)	878	—	—	878
(Credit)/charge to profit and loss statement	4,101	(4,105)	(817)	(821)
At 31st December 2006	**39,125**	**(24,367)**	**1,763,830**	**1,778,588**

Deferred taxation assets of HK$67,883,000 (2005: HK$37,993,000) arising from unused tax losses and other temporary differences totalling of HK$403,086,000 (2005: HK$189,952,000) have not been recognised in the financial statements. Unused tax losses of HK$171,174,000 (2005: HK$133,106,000) have no expiry date and the balance will expire at various dates up to and including 2012.

32. PROVISIONS

	Group		
	Environment restoration HK$'000	**Quarrying right** HK$'000	**Total** HK$'000
At 31st December 2004	138,972	58,990	197,962
Charged to the profit and loss statement	1,650	12,820	14,470
Applied during the year	(18,552)	(8,720)	(27,272)
At 31st December 2005	122,070	63,090	185,160
Additional provision	5,500	—	5,500
Charged to the profit and loss statement	1,460	12,820	14,280
Applied during the year	(9,160)	(8,710)	(17,870)
At 31st December 2006	**119,870**	**67,200**	**187,070**

The current portion of the provisions amounting to HK$66,919,000 (2005: HK$40,800,000) is included under other creditors.

33. CREDITORS AND ACCRUALS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade creditors (note a)	**975,230**	393,049	**—**	—
Other creditors	**668,863**	379,396	**—**	12,500
Chips issued	**1,065,413**	345,924	**—**	—
Amount due to a jointly controlled entity (note b)	**294**	14,397	**—**	—
Loans from minority interests (note b)	**76,088**	94,288	**—**	—
Accrued operating expenses	**843,663**	219,671	**16,555**	18,161
Deposits received	**4,294**	5,322	**—**	—
	3,633,845	1,452,047	**16,555**	30,661

(a) The aging analysis of trade creditors of the Group based on the invoice dates is as follows:

	2006	2005
	HK$'000	HK$'000
Within one month	**816,005**	245,230
Two to three months	**65,820**	49,207
Four to six months	**55,560**	41,135
Over six months	**37,845**	57,477
	975,230	393,049

The carrying amounts of trade creditors of the Group are denominated in the following currencies:

	2006	2005
	HK$'000	HK$'000
Macau Patacas	**795,853**	197,279
Renminbi	**147,710**	176,738
Hong Kong dollar	**31,667**	19,032
	975,230	393,049

(b) The amount and loans payable are unsecured, interest free and have no fixed terms of repayment.

34. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating (loss)/profit to cash generated from/(used in) operations

	2006 HK$'000	2005 HK$'000
Operating (loss)/profit	**(1,032,447)**	2,591,824
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	**—**	(3,039,019)
Depreciation	**144,493**	77,622
Change in fair value of investment properties	**500**	2,500
Loss on disposal of property, plant and equipment	**119**	107
Loss on disposal of intangible assets	**42**	—
Gain on disposal of non-current investments	**—**	(36,554)
Change in fair value of listed investments	**(3,883)**	(6,522)
Change in fair value of derivative financial instruments	**407**	(2,074)
Impairment of non-current investments	**4,237**	1,505
Impairment of property, plant and equipment	**784**	13,070
Interest income	**(162,819)**	(23,492)
Gross earnings on finance lease	**(11,441)**	(1,734)
Dividend income from listed and unlisted investments	**(9,578)**	(12,721)
Amortisation of deferred expenditure	**33,484**	33,217
Amortisation of intangible assets	**999,224**	418,844
Amortisation of leasehold land and land use rights	**12,938**	6,385
Fair value of share options granted	**3,661**	37,561
Operating (loss)/profit before working capital changes	**(20,279)**	60,519
(Increase)/decrease in inventories	**(600)**	9,781
Decrease/(increase) in debtors and prepayments	**110,976**	(104,413)
Increase in creditors and accruals	**2,142,421**	22,700
Cash generated from/(used in) operations	**2,232,518**	(11,413)

34. NOTES TO CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of net cash outflow in respect of business combinations

	2006 HK$'000	2005 HK$'000
Purchase consideration settled in cash		
Tarmac Asphalt (note 37)	(68,768)	—
Galaxy Casino, S A.	—	(1,155,543)
Concrete company in Macau	—	(24,394)
Cash and cash equivalents in subsidiaries acquired	45,260	1,082,563
Net cash outflow on acquisitions	(23,508)	(97,374)

35. CAPITAL COMMITMENTS

	Group 2006 HK$'000	2005 HK$'000
Contracted but not provided for	2,315,845	740,444
Authorised but not contracted for	1,206,054	2,741,982

36. OPERATING LEASE COMMITMENTS

The future aggregate minimum lease rental expense in respect of land and buildings and equipments under non-cancellable operating leases is payable in the following periods:

	Group 2006 HK$'000	2005 HK$'000
First year	22,258	16,921
Second to fifth years	47,846	46,311
After the fifth year	108,527	115,978
	178,631	179,210

37. BUSINESS COMBINATIONS

In August 2006, the Group acquired 80% of the equity interest in Tarmac Asphalt Hong Kong Limited ("Tarmac Asphalt") which is engaged in manufacture, sale and laying of asphalt for a net cash consideration of HK$68,768,000. Following the acquisition, the Group's interest in Tarmac Asphalt was increased from 20% to 100%. As a result, Tarmac Asphalt ceased to be an associated company and became a wholly owned subsidiary of the Group. Details of net assets acquired are as follows:

	Carrying amount of acquiree HK$'000	Fair value HK$'000
Property, plant and equipment	8,320	8,320
Inventories	6,951	6,951
Debtors and prepayments	67,968	67,968
Cash and bank balances	45,260	45,260
Creditors and accruals	(36,192)	(36,192)
Taxation payable	(491)	(491)
Provisions	(3,000)	(3,000)
Deferred taxation liabilities	(878)	(878)
Net assets	87,938	87,938
Minority interests		(2,926)
Interest previously held by the Group (note 21)		(20,734)
Net assets acquired		64,278
Cash consideration		68,768
Goodwill (note 18)		4,490

Since the date of acquisition, the acquired business contributed revenue and profit after taxation of HK$62,986,000 and HK$1,249,000 respectively. If the acquisition had occurred on 1st January 2006, the Group's revenue and profit after taxation would have increased by HK$93,966,000 and HK$2,950,000 respectively.

The goodwill can be attributed to the anticipated profitability of the acquired business.

38. OPERATING LEASE RENTAL RECEIVABLE

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	Group	
	2006	2005
	HK$'000	HK$'000
First year	**20,992**	13,524
Second to fifth years	**73,257**	43,584
After the fifth year	**42,256**	10,504
	136,505	67,612

39. RELATED PARTY TRANSACTIONS

Significant related party transactions carried out in the normal course of the Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$11,356,000 (2005: HK$18,230,000) and sales of ready mixed concrete and cement to a jointly controlled entity amounted to HK$11,628,000 (2005: HK$62,600,000).

(b) Rental income from an associated company amounted to HK$5,753,000 (2005: HK$9,603,000) based on the terms of rental agreement between the parties.

(c) Interest income from a subsidiary of K. Wah International Holdings Limited ("KWIH"), a substantial shareholder of the Company, amounted to HK$3,371,000 (2005: nil) and from jointly controlled entities amounted to HK$2,073,000 (2005: HK$2,532,000) based on terms agreed among the parties.

(d) Rental expenses of HK$2,015,000 (2005: HK$ 1,172,000) were paid to a subsidiary of KWIH based on the terms of the rental agreement between the parties.

(e) Management fee received from jointly controlled entities amounted to HK$1,391,000 (2005: HK$437,000).

(f) The balances with jointly controlled entities and an associated company are disclosed in note 24.

(g) Finance costs on fixed rate notes issued to City Lion Profits Corp. and Recurrent Profits Limited amounted to HK$140,081,000 (2005: HK$52,904,000) and HK$3,073,000 (2005: HK$1,160,000) respectively based on the terms of the fixed rate notes between the parties. City Lion Profits Corp. is wholly owned by a discretionary trust established by Dr. Lui Che Woo as founder with Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, all being Directors of the Company, being either direct or indirect discretionary beneficiaries; and Recurrent Profits Limited is wholly owned by Mr. Francis Lui Yiu Tung.

39. RELATED PARTY TRANSACTIONS (Continued)

(h) Key management personnel comprise the Chairman, Deputy Chairman, Managing Director, Deputy Managing Director and other Executive Directors. The total remuneration of the key management is shown below:

	2006	2005
	HK$'000	HK$'000
Fees	**500**	434
Salaries and other allowances	**19,406**	6,059
Discretionary bonuses	**304**	781
Retirement benefits	**1,017**	439
Share options	**1,100**	14,696
	22,327	22,409

40. GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$209,858,000 (2005: HK$262,440,000), of which HK$175,147,000 (2005: HK$123,868,000) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to HK$9,125,000 (2005: nil). At 31st December 2006, facilities utilised amounted to HK$9,125,000 (2005: nil).

41. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on 18th April 2007.

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Brighten Lion Limited	Hong Kong	2	—	1	100	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
Galaxy Entertainment Management Services Limited	Hong Kong	1	—	1	100	Provision of management services
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Number of non-voting deferred shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
K. Wah Quarry Company Limited	Hong Kong	200,002	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	100	Investment holding
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	—	10	100	Manufacture, sale and distribution and laying of asphalt

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	100	Quarrying
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB20,000,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K.Wah Qingsong Concrete Co. Ltd.	Shanghai	US$2,420,000	100	Manufacture, sale and distribution of ready-mixed concrete
深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	100	Manufacture, sale and distribution of concrete piles
Cooperative joint venture				
Beijing K.Wah GaoQiang Concrete Co. Ltd.	Beijing	US$2,450,000	100	Manufacture, sale and distribution of ready-mixed concrete

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, Sale and distribution of ready-mixed Concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	100	Manufacture, sale and distribution of concrete piles
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	99	Manufacture, sale and distribution of ready-mixed concrete

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Number of issued ordinary shares	Par value per share	Percentage of equity held by the Group	Principal activities
Incorporated in the British Virgin Islands					
Canton Treasure Group Ltd.	Macau	10	US$1	100*	Investment holding
Cheer Profit International Limited	Macau	10	US$1	100	Property investment
Eternal Profits International Limited	Hong Kong	10	US$1	100	Property investment
Galaxy Entertainment Finance Company Limited	Macau	10	US$1	88.1	Financing
K. Wah Construction Materials Limited	Hong Kong	10	US$1	100*	Investment holding
High Regard Investments Limited	Hong Kong	20	US$1	100	Investment holding
Latent Developments Limited	Hong Kong	10	US$1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	US$1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	US$1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	US$1	100	Investment holding
Woodland Assets Limited	Hong Kong	10	US$1	100	Investment holding

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(a) Subsidiaries (Continued)

Name of company	Principal place of operation	Number of issued ordinary shares	Par value per share	Percentage of equity held by the Group	Principal activities
Incorporated in Macau					
Galaxy Casino, S.A.	Macau	951,900	MOP100,000	88.1	Casino games of chance
StarWorld Hotel Company Limited (formerly known as Majesty (International) Hotel Investment Company Limited)	Macau	N/A	N/A	88.1	Property Holding
K. Wah (Macao Commercial Offshore) Company Limited	Macau	1	MOP10,000	100	Trading
Wise Concrete Limited	Macau	25,000	MOP25,000	75	Trading

* Wholly owned and directly held by the Company

42. PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Continued)

(b) Jointly controlled entities

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	30	Manufacture, sale and distribution of slag
Beijing Shougang K.Wah Construction Materials Co. Ltd.	Beijing	RMB50,000,000	40	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K.Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	30	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Materials Co. Ltd.	Kunming	RMB660,000,000	31	Manufacture, sale and distribution of cement
Guangdong Jia Yang New Materials Co. Ltd.	Shaoguan	US$6,000,000	35	Manufacture, sale and distribution of slag

(c) Associated Company

Name of company	Principal place of operation	Number of issued ordinary shares	Par value per share HK$	Percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong					
AHK Aggregates Limited	Hong Kong	2,000,000	1	36.5	Quarrying

銀河娛樂集團有限公司

Galaxy Entertainment Group Limited



2006

年報

(股份代號：27)

公司
簡介

銀河娛樂集團有限公司前稱嘉華建材有限公司。嘉華乃一間歷史悠久，供應優質建築材料予香港及中國內地之主要供應商。

自一九九一年起，嘉華已在香港聯合交易所上市（股份代號0027）。

於二零零五年，嘉華成功收購持有由澳門政府發出的博彩批給之銀河娛樂場股份有限公司，並易名為銀河娛樂集團有限公司。

在二零零六年年度，銀河確立其在博彩娛樂市場之領導地位，現經營五間娛樂場，其中包括備受讚賞之星際酒店及娛樂場，擁有澳門博彩市場超過百分之二十的市場佔有率。

展望未來，銀河將透過不斷擴展其娛樂及渡假設施，充份運用其持有極具價值之澳門博彩批給，及大幅土地儲備之優勢，繼續優化其博彩娛樂業務。

目錄

大事紀要

2006





一月

- 本金額23.72億港元之定息票據到期日獲延長，並降低息率

二月

- 利澳娛樂場開業
- 集團於香港成立新辦事處

六月

- 二零零六年股東週年大會



銀河娛樂集團有限公司
Galaxy Entertainment Group Limited
Media Briefing

八月

- 澳門銀河娛樂二零零六年世界女排大獎賽
- 成功購入葵瑪士柏油香港有限公司



九月

- 二零零六年中期業績公佈
- 金都娛樂場正式開業






群星匯聚

五月

- 金都娛樂場試業

四月

- 二零零五年全年業績公佈
- 總統娛樂場開業

三月

- 星際酒店及娛樂場展開大型招聘會

十二月

- 樓高27層路氹城大型娛樂渡假中心酒店大樓平頂
- 本公司配售2.4億美元之可換股票據
- 二零零六年澳門銀河娛樂國際馬拉松、半程馬拉松及迷你馬拉松

十月

- 星際酒店及娛樂場開業
- 一家合資公司取得藍地石礦場之重修工程合約




星際酒店
orld Hotel

主席

呂志和博士 · *GBS* · *MBE* · *太平紳士* · *LLD* · *DSSc* · *DBA*

副主席

呂耀東

執行董事

陳啟能
徐應強
鄧呂慧瑜 · *太平紳士*
羅志聰（已辭任，於二零零七年五月一日起生效）

非執行董事

張惠彬博士 · *太平紳士**
鄭慕智 · *GBS* · *OBE* · *太平紳士**
顏志宏*
葉樹林博士 · *LLD**
唐家達

* 獨立非執行董事

審核委員會

張惠彬博士 · *太平紳士*
鄭慕智 · *GBS* · *OBE* · *太平紳士*
顏志宏

薪酬委員會

呂耀東
張惠彬博士 · *太平紳士*
葉樹林博士 · *LLD*

公司秘書

陳麗潔

合資格會計師

張永康

核數師

羅兵咸永道會計師事務所

註冊辦事處

香港中環夏慤道10號
和記大廈十六樓一六零六室

主要往來銀行

香港上海滙豐銀行有限公司

律師

齊伯禮律師行
司力達律師樓
王桂壎律師行
洛圖律師樓暨私人公證員
歐安利大律師暨公證員
金杜律師事務所
觀韜律師事務所

股份過戶登記處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二室至一七一六室

美國預託證券存管處

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

網頁地址

http://www.galaxyentertainment.com

股份上市

香港聯合交易所有限公司（「聯交所」）

股份編號

聯交所	:	27
彭博資訊	:	27 HK
路透社	:	0027.HK
美國預託證券	:	GXYEY

投資者關係聯絡

如有查詢歡迎聯絡：
投資關係部
電話：(852) 3150 1111
傳真：(852) 3150 1100
電郵：ir@galaxyentertainment.com

茲訂於二零零七年六月二十六日星期二上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開二零零七年銀河娛樂集團有限公司股東週年大會,商議下列事項:

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師報告書;

2. 選舉董事,及釐定董事袍金;

3. 重聘核數師,並授權董事會釐定其酬金;

4. 作為特別事項考慮下列決議案,如認為適當,即通過為普通決議案:

4.1 「**動議**:

(甲) 在下文(乙)段之限制下,批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份;

(乙) 依據上文(甲)段所載授權,按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十,而上文之批准亦須受此限制;及

(丙) 就本決議案而言:

「有關期間」指本決議案通過當日至下列三者之最早日期之期間:

(i) 本公司下屆股東週年大會結束;

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時;或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

4.2 「**動議**:

(甲) 在下文(乙)段之限制下,批准以一般性及無條件授權本公司董事會在有關期間內,行使本公司所有權力以配發、發行及處理本公司股本內之額外股份,並作出或授出需於有關期間內或之後行使此等權力之售股建議、協議及認股權;

(乙) 除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行之任何認股權証或可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之本公司認股權計劃或類似安排；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者

本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額，不得超過（甲甲）本公司於通過本決議案當日已發行股本面值總額百分之二十；及（乙乙）（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以通過本決議案當日本公司已發行股本面值總額百分之十為限），而此項批准亦須受此限制；及

(丙) 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4.3「動議待召開本大會通告第4.1及4.2項決議案獲通過後，擴大根據第4.2項決議案(甲)段授予本公司董事以行使本公司權力之一般授權，增加數額相當於本公司根據第4.1項決議案授出之權力購回之本公司股本面值總額，惟有關數額不得超過本決議案通過當日本公司已發行股本面值總額百份之十。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年四月二十七日

附註：

一、 凡有權出席大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

二、 茲附奉大會之代表委任表格。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述決議案第2項，呂耀東先生及顏志宏先生將於大會輪席告退，彼等表示如再度獲選，願繼續留任。由董事會委任的新任董事唐家達先生之任期於大會屆滿，惟表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨本年報附上之通函。

四、 關於上述決議案第4.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過決議案當日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨本年報附上。

五、 關於上述決議案第4.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之額外股份，以增加董事會之靈活度及賦予其酌情權，以管理本公司股本基礎，特別是可確保本公司得以維持最大財務靈活性。

員工是集團最寶貴的資產，集團的成就
有賴每一位員工的才幹及努力。

主席
呂志和博士
GBS, MBE, 太平紳士, LLD, DSSc, DBA



致各位股東：

2006年是銀河娛樂集團有限公司（「銀河娛樂」或「集團」）的豐收年。

截至2006年12月31日止之年度，銀河娛樂錄得之博彩收益達港幣33.89億元，較2005年度增加50倍。過去一年，集團旗下多間新娛樂場按照計劃陸續開幕，令銀河娛樂在2006年12月之市場份額擴大至19%，反映集團在澳門的博彩娛樂市場中經已佔有一席重要位置。

澳門旅遊業前景潛力無限

自從中央政府在第11個五年規劃中，明確釐定澳門的經濟定位，朝向適度多元化發展之後，澳門經濟自此百業欣榮。作為中國唯一開放博彩業的城市，澳門受惠於自由行政策，訪澳旅客自2003年起大幅飆升，去年訪澳旅客數字高達2,200萬人次，突破歷年紀錄，而生產總值更超過1,140億澳門幣，實質增長率為16.6%。由此可見，博彩業及旅遊業的興旺，大大推動經濟增長。

以「保留」、「改良」及「創新」為原則

作為澳門其中一間擁有娛樂博彩牌照的公司，銀河娛樂自2004年開業以來，定立「保留」、「改良」及「創新」的三個重大發展原則。集團致力「保留」澳門獨特的文化遺產，結合中國文化特質，吸引各地旅客。其次，銀河娛樂以中西管理理念為

基礎，以先進的資訊科技「改良」現有企業營運效率，並以「創新」思維締造一個適合中外旅客品味的旅遊熱點。

在未來，集團定必掌握適當的機會，以這幾項原則為方針，積極而審慎地投放及運用資源。從過去幾年的經驗所得，銀河娛樂無需在澳門複製另一個拉斯維加斯；反之，應該別樹一格，揉合澳門本土及中國文化的特色，建造迎合亞洲人喜好、又能為西方旅客帶來驚喜的世界級商務旅遊及渡假勝地。

今年三月澳門獲德國柏林國際旅遊交易會評選為亞洲最具前景的旅遊目的地，而六月舉行的首屆亞洲國際博彩博覽會亦選擇在澳門舉行，確立了澳門全球性品牌的國際地位，正式晉身為一個具有澳門特色的世界級旅遊城市。

投資近百億拓博彩娛樂業

至今，集團在澳門的投資額已超過80億澳門幣。回顧過去一年，銀河娛樂的成績可謂不負眾望。旗艦項目——超五星級的星際酒店及娛樂場順利在2006年10月19日開業，成績令人鼓舞。另外，在市場策劃及推廣方面所投放的資源已見回報，國際級巨星梁朝偉先生擔任星際酒店代言人的形象深入民心，星際酒店已成功建立優質尊貴的鮮明形象。星際酒店及集團旗下其他娛樂場也致力推出新穎而高質素的服務予顧客，就在今年三月，星際酒店剛推出「金門」尊尚會，以與眾不同的豪華設備及嶄新服務，為客人創造非凡的娛樂感受。

現時，我們正全力發展銀河娛樂於路氹城的大型娛樂渡假中心。這個面積達470萬平方呎的發展計劃，我們會分階段興建，目前建築進度非常理想，樓高27層的酒店大樓已於十二月完成平頂工程，現正進行內部裝修，第一階段的設施預計可如期於2008年投入服務，落成後將成為澳門最大規模的娛樂渡假中心之一，為客戶提供一站式的博彩、娛樂、購物、會展及其他休閒渡假的服務，務求成為適合商務旅客及一家老幼的娛樂渡假首選之地。

重視人力資源培訓，壯大管理團隊

集團重視人力資源為最寶貴的資產，鋭意招攬及培訓人才。於2006年度，集團共增聘6,600名員工，員工總數達10,500人，較2005年增加167%。集團更成立佔地22,000平方呎的私人娛樂場優質服務培訓中心，致力提升員工的專業水平，為顧客提供一流的服務。此外，銀河娛樂於2006年亦為管理層團隊注入新力軍，聘請了多名在國際娛樂渡假行業的精英，進一步加強集團的競爭能力，與國際性企業並駕齊驅。

銀河娛樂會繼續從全方位的角度發展旅遊事業，以最優質的服務、最完善的設施及創意，全力配合政府政策，把澳門打造為國際娛樂旅遊中心，努力為股東帶來更豐厚的回報。

銀河娛樂在2006年表現理想，上下員工的努力實在功不可沒。本人謹藉此機會，對全體董事及員工的專業、承擔和幹勁，致以深厚謝意，並期望與眾人再創佳績。

主席
呂志和博士
GBS, MBE, 太平紳士, LLD, DSSc, DBA

香港，二零零七年四月十八日

銀河把握澳門博彩業的快速增長商機，已成功在澳門的博彩娛樂市場建立一重要席位。






WALDO HOTEL


Rio Casino



業務增長策略







本公司致力達至最高的企業管治標準。本公司擁有一套均衡的企業管治制度,為董事會(「董事會」)設置框架,以有效地管理公司及達到以下已建立的企業目標,即為股東提供最佳投資回報及以良好企業公民身分關懷社會,並保持高透明度和對股東高度負責。董事會已採用香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四內所載之企業管治常規守則(「守則」)的原則。

董事會

本公司以董事會為首,董事會負責領導及監控本公司及其附屬公司(「本集團」),並指導及監督本集團的事務。董事會為本公司制定策略及監督管理層之表現。董事姓名及簡歷(按分類),以及彼等關係載於第4頁「公司資料」一節及第39頁至41頁「其他公司資料」一節。

主席、副主席及董事總經理

董事會主席、副主席及董事總經理之職務清楚劃分,並非由同一人擔任。

主席領導及管理董事會,以確保其得以有效運作及履行責任,並確保所有重要事項得以適時討論及回應。副主席支持及協助主席執行上述職務,並連同董事總經理領導及監督本集團的日常業務管理,以及推行本公司的既定政策。

董事會之組成

董事會由執行董事及非執行董事(包括三名獨立非執行董事)均衡組成。董事會確保其成員整體上擁有管理一家成就卓越的大型企業及支持其業務持續增長所必須的全面營商及專業技巧。除了執行董事擁有經營本公司業務的豐富經驗外,董事凝聚了企業管理及策略規劃、財務、法律及企業管治的經驗與資格。董事向董事會提供均衡與獨立的意見,在董事會決策上(尤其於可能涉及利益衝突的事務上)作出獨立判斷及發揮制衡作用。

除於董事簡歷披露的董事間之關係,鄭慕智先生乃胡百全律師事務所(香港一家律師事務所)的首席合夥人,該事務所按一般商業條款,為主席控制的若干公司提供法律服務。

非執行董事

本公司大部分非執行董事皆為獨立非執行董事。

本公司所有獨立非執行董事均符合上市規則第3.13條有關獨立性的指引。本公司已接獲彼等各人就其獨立性發出的年度確認函，並認為彼等各人均屬獨立。本公司已遵守上市規則第3.10(1)及(2)條的規定，委任至少三名獨立非執行董事及一名具備適當的專業資格或具備適當的會計或相關財務管理專長的獨立非執行董事。

所有非執行董事皆有特定任期。張惠彬博士及鄭慕智先生之特定任期均為三年，並須根據本公司組織章程輪席退任及重選。根據顏志宏先生、葉樹林博士及唐家達先生的服務合約，彼等之委任期為三年之固定年期，惟可獲續期另外三年。

董事之委任及重選

委任新董事加入董事會須按正式、經審慎考慮並具透明度的程序進行。獲甄選及獲推薦的候選人皆為具有豐富經驗及有才幹的人士，且能按照上市公司董事所須達到的標準，履行誠信責任及應有技能、謹慎和勤勉行事的責任。可以提供公正、獨立的意見，能夠獨立作出判斷，並願意為本公司事務獻出寶貴時間及精力，乃揀選非執行董事之額外標準。委任新董事的建議，連同其學歷、專業資格及相關工作經驗的詳細資料呈交予董事會，以在委任過程中作決定。所有新董事均須於獲委任後首次股東大會上經由股東重選。

本公司年內並無委任或撤換任何董事。有關結算日後之董事會變動載於第43頁董事會報告書內。

董事之責任

本公司相信，為確保董事能為本公司作出最大貢獻，有必要讓董事獲知有關其職責和責任以及本公司守則、業務及發展的最新資料。為此，本公司為新董事提供一套全面的介紹資料，並不時為董事籌組公司研討會及安排他們考察本集團若干重要業務。本公司向董事提供有關適用於本集團之法律和規章的最新變動資料，及有關本公司業務運作及活動的適當資料。本公司每季於董事會會議上向董事提供報告交代業務表現並與預算加以對照，以及對偏離預算給予所需評論及說明。

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則(「標準守則」)作為董事進行證券交易之行為守則。本公司向所有董事作出特定查詢後確認，董事已遵守標準守則所載之規定準則及本公司本身之守則。

董事會亦已制定書面指引，有關僱員買賣本公司證券須加以遵守。此外，由於本集團僱員於履行職務或受聘時，可能會得悉就彼等買賣本公司證券而言對本集團或本公司證券有關之未公開股價敏感資料，故此董事會亦已訂定嚴謹程度與標準守則相同之書面指引，要求本集團有關僱員恪守。

董事委員會

董事會將權力妥為轉授，其下設三個董事委員會，並制訂具體書面職權範圍以清晰界定其職權及職責，以監察本集團各特定範圍之事務。董事委員會獲提供充足資源，包括外聘核數師及獨立專業顧問之意見，以履行其職責。

執行董事會

董事會已將管理本集團業務運作及業務活動之權力、職權及酌情權轉授予由本公司全體執行董事組成的一個正式成立的執行董事會。執行董事會向董事會報告，並按季向董事會傳閱其決議案。若干事務特定須留待董事會批准，包括年度預算及賬目、予股東之股息及分派、增加股本及配發新股、衍生交易、須予披露的關連交易及／或股東批准的規定，以及超過預設限額資產的收購、出售、投資、融資及押記。

就作出決定之程序而言，執行董事會已正式批准管理層之職權，而管理層已向執行董事會提交書面計劃，根據彼等之職權載有詳細分析（財務及商務兩方面）及建議，待執行董事會考慮及批准。倘有關事項超越執行董事會之職權或與任何前述特定須留待董事會決定之事項有關，則會提交予董事會批准。

執行董事會將日常管理、行政及營運的職能再轉授予博彩及娛樂部及建築材料部執行委員會及（倘適當）負有特定責任的專責小組，以監管特定業務及公司交易。

審核委員會

本公司自一九九九年起設有審核委員會，該委員會由兩位獨立非執行董事（擔任主席的張惠彬博士及顏志宏先生）及一位非執行董事（鄭慕智先生）組成。

審核委員會對董事會負責，而其主要角色為協助董事會監督本公司的財務報告過程、商討審核的性質及範圍、確保內部監控及財務風險管理系統有效執行及審閱本集團的中期及年度財務報表。審核委員會可直接與外聘核數師及管理層接觸及維持獨立溝通，以確保有效交換所有與財務及會計事項有關的資料。審核委員會的書面職權範圍已跟從守則的守則條文規定。

審核委員會每年至少舉行兩次會議，集團財務總監、財務總監及合資格會計師、公司秘書及外聘核數師均會出席。審核委員會在每次會議後均向董事會呈交書面報告，向董事會提出需其關注之事項、報告該委員會認為需採取行動或改善之任何事項並作出有關建議。

為履行其職責，審核委員會年內主要工作包括下列各項：

(i) 審閱本集團中期及年度財務報表（連同要求董事會通過的建議）、查核有關外聘核數師的中期審閱及年度核數的重要事宜及檢討本集團採用的會計政策及慣例；

(ii) 檢討適用於本集團之新增及／或經修訂會計準則及慣例，以及其對本集團之影響；

(iii) 檢討內部監控及風險管理系統並評估其效益，以確保有適當措施保障本集團所有重要資產及營運，並支持業務持續增長；

(iv) 檢討本集團整體應收款狀況及信貸監控的效益，並加強教育管理層及營運單位有關恪守既定信貸監控措施的重要性；

(v) 檢討核數策略、方式及方法，並與外聘核數師於核數策劃階段估計主要核數風險；

(vi) 報告結果及就改良或實行以上事宜向董事會作出建議。

審核委員會已特別加強內部監控及風險方面的管理，委員會於二零零七年一月造訪澳門之博彩及娛樂業務部門，且已獲報告可能出現風險之業務領域，並得悉有關部門已採取適當之內部監控措施。

薪酬委員會

本公司之薪酬委員會於二零零六年初成立，由三名成員組成，包括擔任主席之呂耀東先生及兩名獨立非執行董事（張惠彬博士及葉樹林博士）。

薪酬委員會向董事會負責，而其主要角色乃就全體董事及高級管理層之薪酬政策及架構進行年度檢討，以及就有關政策及架構及為發展薪酬政策制定正規及透明程序向董事會作出建議。薪酬委員會亦獲轉授職責，負責為全體執行董事及高級管理層釐定由人力資源管理層提出的薪酬方案，並向董事會建議非執行董事的薪酬。薪酬委員會協助董事會定期檢討及制定公平兼具競爭力的薪酬方案，以吸引、挽留及激勵具有打理公司所需素質的董事及高級管理層。薪酬委員會之書面職權範圍符合守則之守則條文要求。

薪酬委員會每年至少舉行一次會議，人力資源部的代表及公司秘書均會出席。薪酬委員會在每次會議後均向董事會呈交書面報告，提出董事袍金（包括審核委員會及薪酬委員會成員的袍金）及其他與薪酬有關事項的建議。

薪酬委員會於年內履行職責進行的主要工作包括下列各項：

(i) 檢討本公司董事之薪酬政策及架構；

(ii) 經考慮過往年度的董事袍金、本年度公司業績表現與業務水平，以及其他上市公司所付薪酬後，就建議董事袍金（包括審核委員會及薪酬委員會成員袍金）提供意見，並提呈股東於股東週年大會上批准；及

(iii) 經考慮薪酬政策及架構、市場標準、有關董事之貢獻與工作表現以及所增加之職責，釐定全體執行董事之特定酬金。

截至二零零六年十二月三十一日止年度之董事薪酬載於財務報表附註9(a)。

董事會及董事委員會會議

召開例行董事會會議的時間一律預先擬定，每年至少舉行四次，約每季舉行一次，讓董事有機會積極參與。在擬定例行董事會會議的議程時，會先行諮詢董事意見，讓其提出商議事項。如有需要，董事會亦會召開特別董事會會議。董事會會議與上述的審核委員會會議及薪酬委員會會議相互配合，形成董事會及董事委員會履行職責和執行職務的有效架構。董事會及董事委員會的會議記錄，均由公司秘書妥為保存，並可供全體董事查閱。

個別董事年內出席董事會及董事委員會會議詳情列於下表：

會議次數	**董事會會議 (4)**	**審核委員會會議 (2)**	**薪酬委員會會議 (1)**
執行董事			
呂志和博士	2/4		
呂耀東先生	4/4		1/1
陳啟能先生	3/4		
徐應強先生	4/4		
羅志聰先生	4/4		
鄧呂慧瑜女士	4/4		
非執行董事			
鄭慕智先生	2/4	2/2	
獨立非執行董事			
張惠彬博士	4/4	2/2	1/1
顏志宏先生	4/4	2/2	
葉樹林博士	4/4		1/1

財務報告

董事會向股東負責，致力於向股東提供全面和適時的資料，以便股東評核本公司之表現、財務狀況及前景。

董事的責任

董事確認，編製本公司財務報表乃其責任，而該等財務報表應真實公平，並且符合一切適用的監管規定及會計準則。編製截至二零零六年十二月三十一日止年度財務報表時，董事選擇了適當的會計政策加以貫徹應用，所作出的判斷及估計均屬審慎合理。據董事所知，於二零零六年十二月三十一日，並無任何重大不確定事件或條件可能對本公司的持續經營能力構成重大疑問。因此，董事按持續經營基準編製財務報表。

董事會已根據上市規則第3.24條，委任一位合資格會計師，專責監督財務報告程序及內部監控，並確保符合上市規則有關財務報告及其他有關會計事宜的規定。

核數師的責任

本公司的外聘核數師為羅兵咸永道會計師事務所(執業會計師)。獨立核數師對其申報責任的陳述，載於第53頁核數師就本公司財務報表發表的報告。

外聘核數師經進行全面審核後才提出審核意見，在審核過程中並無受到任何限制，並可與本公司個別董事(包括審核委員會成員)及管理層接觸商討。

外聘核數師會列席本公司股東週年大會，解答股東可能提出之問題。

核數師酬金

截至二零零六年十二月三十一日止年度外聘核數師提供審核服務及非審核服務的費用載於財務報表附註8。

非審核服務的費用包括提供稅務諮詢服務收取的港幣554,000元。

內部監控

內部監控程序

董事會明白有責任確保內部監控系統有效運作，以保障股東投資及集團之資產。內部監控系統旨在提供合理但並非絕對保證不會出現重大錯誤陳述或損失，同時，可藉此管理但並非消除運作中斷之風險，以確保達到集團既定之目標。

董事會為有效監管內部監控系統而設置之主要程序包括：

- 訂立清晰明確之營運架構，並清楚劃分各職級之權責。
- 訂下財務規劃及財政預算、彙集資料及報告系統、監控集團營運及表現之政策及程序，以確保已報告之財務資料最新、可靠。
- 各業務分部管理層人員負責實踐該等程序及持續監控風險及風險控制是否有效之日常責任。
- 本集團已於二零零六年成立內部稽查部，其職能包括監控內部監控架構是否有效，並集中力量審閱主要業務運作及關鍵應用程式。每年會向審核委員會提交內部審核計劃書，並每半年向審核委員會匯報調查結果及任何補救行動所需之推薦意見。

年度評核

本集團已進行風險管理，以辨識及評估各業務分部於二零零六年所面對之主要風險。為了檢討財務、營運及合規監控等各方面之內部監控系統之效益，董事會於二零零六年透過審核委員會展開一項計劃，外聘一名經驗豐富之著名顧問集中就娛樂事業存在之固有風險對自設內部評核程序之發展提供意見，徹底檢討各重要業務過程之主要監控程序及可能存在之漏洞，並已訂定一套詳盡之程序流程，同時加以補充説明以反映現行措施。自設內部評核表已載列所有經已辨識之主要監控，並由各主要業務分部之管理層進行測試。目前概無任何重大事宜須予審核委員會垂注。

內部稽查部

內部稽查部須向審核委員會匯報，同時可不受限制接觸各職能人員、取得有關記錄及財產，其主要職責為：

- 利用合適之風險管理方法，訂下一個可靈活處理之年度審計計劃，包括管理層人員已辨識之任何風險管理或內部監控事宜，並向審核委員會提交有關計劃以供省覽及批准。
- 實踐年度審計計劃（如獲批准），包括（如適用）管理層人員及審核委員會要求之任何特定任務或項目。
- 成立一支專業審計人員團隊，他們必須具備可擔任內部稽查職務所需之足夠知識、技巧、經驗及專業資格。
- 設定質量審計措施，以有效測試內部監控及風險管理措施。
- 匯報及調查進行內部稽查工作期間發現之全部特殊情況，並按所有協定之審計建議跟進實施情況。
- 評估所有新的或有改變之重要服務、程序、營運及稽查程序以配合其開發、實踐及／或發展。
- 定期向審核委員會及管理層人員發出報告，扼要概述審計活動之成效。

與股東溝通

本公司深明有必要維持與股東密切溝通，以便他們自行作出判斷，並向本公司提供具建設性的回饋意見。

本公司每逢公佈全年及中期業績後，均會舉行新聞發佈會、分析員簡報會及投資者會議。本公司的網站www.galaxyentertainment.com設有投資者關係專欄，及時提供最新的新聞稿及其他業務資訊。凡本公司舉行股東週年大會及股東特別大會，本公司董事均會出席，解答股東問題，提供所需資料。

本公司已遵守上市規則及組織章程有關以投票表決及相關事宜的規定。

遵行守則

回顧年度內，除守則條文第A.4.2條外，本公司已符合守則條文。就守則條文第A.4.2條而言，鑑於其他董事根據本公司細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

揉合澳門本土及中國文化的特色，銀河致力建造迎合亞洲人喜好，又能為西方旅客帶來驚喜的世界級商務旅遊及渡假勝地。



博彩及娛樂



二零零六年是銀河娛樂集團邁向新里程碑之年,除了本集團年內開業之三間城市俱樂部娛樂場:利澳娛樂場、總統娛樂場及金都娛樂場外,本集團旗下首家旗艦酒店及娛樂場,「星際」,亦已於二零零六年十月隆重開業。本集團現已有五間娛樂場正式開業,已穩據澳門博彩業內之主要地位。

業務回顧

截至二零零六年十二月三十一日止年度,營業額及股東應佔溢利分別為港幣46.69億元及虧損港幣15.32億元,而截至二零零五年十二月三十一日止年度分別為港幣12.92億元及溢利港幣23.95億元。本集團之營業額比去年飈升,反映出集團年內於澳門四間新建娛樂場開業後主力擴充博彩及娛樂業務之成果,當中包括集團旗艦一星際酒店及娛樂場。星際之貴賓廳已於十一月底開業,而星際酒店於本財政年度只有一個月整個月營運。

本集團年內於扣除下列各項後錄得虧損:

- 折舊及攤銷港幣11.9億元,包括因二零零五年七月收購澳門業務而產生之無形資產攤銷港幣9.98億元;

- 財務費用港幣5.22億元;

- 年內四間娛樂場開業有關之籌辦及開業前期費用港幣2.68億元,包括員工成本、培訓費用、市場推廣及建立品牌開支。

亦須留意,於二零零五年的股東應佔溢利包括於二零零五年七月收購澳門業務而產生一項港幣30.39億元之收益。

二零零七年將成為星際酒店及娛樂場以及集團旗下各城市俱樂部娛樂場首個全年營運年度,亦將為具有指標作用之一年,以評估本集團博彩及娛樂業務在財務方面所得之成就。

二零零七財政年度首三個月,本集團錄得博彩收入超過港幣37億元,而貴賓廳博彩轉碼數更高逾港幣1,000億元。因此,銀河所佔市場份額現已增至佔整個市場份額之22%。

於二零零六年第四季,澳門博彩市場較二零零五年同期增長44%,而貴賓廳博彩收入則較上年度增加65%,而中場博彩收入增長較為溫和,錄得15%增幅。此等增長肯定了銀河重視貴賓廳博彩業務之策略。

星際酒店物業由銀河興建,成本連地價約為港幣30億元。星際之潛在盈利可於二零零七年及來年全面實現。此項物業目前之市值遠遠高於本集團資產負債表內所反映之發展成本。銀河相信其於星際酒店之投資資金回報(發展成本相對除利息、税項、折舊及攤銷前盈利(EBITDA)的回報)將會一如銀河旗下城市俱樂部娛樂場之業務一樣比預期為佳。

本集團於路氹所持用作發展渡假村酒店之土地乃集團其中一項最重要之資產,但本集團現時之資產負債表內並未有反映此項資產之現值。

本集團截至二零零六年十二月三十一日止年度之分部營運業績分析載列如下。

扣除非經常項目之除利息、稅項、折舊及攤銷前盈利(EBITDA)

	博彩及娛樂	**建築材料**	**中央**	**二零零六年**	二零零五年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
本公司及附屬公司：					
經營溢利／(虧損)	(1,187,893)	52,512	102,934	(1,032,447)	2,591,824
共同控制實體及聯營公司：					
應佔除稅前溢利減虧損	(2,803)	34,165	–	31,362	(73,913)
折舊及攤銷	1,067,757	121,188	1,194	1,190,139	536,068
非經常項目	267,868	–	(20,000)	247,868	(2,905,203)
EBITDA(不包括非經常項目)	**144,929**	**207,865**	**84,128**	**436,922**	148,776

按業務分佈之營業額

	二零零六年	二零零五年
	港幣千元	*港幣千元*
■ 博彩及娛樂	**3,388,767**	66,213
B 建築材料	**1,280,728**	1,225,714
	4,669,495	1,291,927



B (27%)
2006
A (73%)



A (5%)
2005
B (95%)

總資產分佈

	二零零六年	二零零五年
	港幣千元	*港幣千元*
■ 博彩及娛樂	**20,400,561**	18,770,818
B 建築材料	**2,172,168**	2,143,535
C 中央服務	**853,072**	405,354
D 現金及銀行結餘	**5,783,197**	5,068,214
	29,208,998	26,387,921



D (20%)
C (3%)
B (7%)
2006
A (70%)



D (19%)
C (2%)
B (8%)
2005
A (71%)

按地區分佈之營業額

	二零零六年	二零零五年
	港幣千元	*港幣千元*
■ 澳門	**3,620,336**	126,936
B 香港	**516,380**	493,504
C 中國內地	**532,779**	671,487
	4,669,495	1,291,927


C (11%)
B (11%)
2006
A (78%)


A (10%)
C (52%)
2005
B (38%)

按地區分佈之總資產

	二零零六年	二零零五年
	港幣千元	*港幣千元*
■ 澳門	**25,077,008**	24,094,083
B 香港	**2,860,182**	1,078,696
C 中國內地	**1,271,808**	1,215,142
	29,208,998	26,387,921


C (4%)
B (10%)
2006
A (86%)


B (4%)
C (5%)
2005
A (91%)

博彩及娛樂業務部門

概覽

本年度，澳門博彩市場持續錄得雙位數字增長。二零零六年澳門之博彩收益淨額較去年同期增長逾20%至港幣530億元。作為全球目前最大之博彩市場，澳門繼續成為全球博彩收益及到訪遊客增長率最快之地區。

二零零六年，銀河博彩桌之數目由63張增至超過500張，佔全澳門博彩桌數目約20%，而銀河角子機數目亦由75台增至逾800台，佔全澳門角子機數目差不多15%。年內，銀河娛樂場帶來博彩收益淨額為港幣73億元，因集團於各間城市俱樂部娛樂場有不同之協議，於會計處理上，列入集團財務報表內之博彩收益淨額為港幣34億元。

自星際酒店及三間新城市俱樂部娛樂場開業後，銀河於澳門所佔之總博彩收益淨額由二零零六年上半年之9%增至下半年之17%，而於二零零六年十二月單一個月，銀河所得博彩收益淨額已高逾港幣11億元，市場佔有率達19%。

於二零零六年，博彩及娛樂業務部門錄得經營虧損港幣11.88億元。

於考慮此分部業務之表現時，亦須留意此經營結果之數字已扣除下列各項支出：

- 折舊及攤銷費用港幣10.68億元，包括攤銷博彩牌照費用港幣9.98億元。

- 非經常項目港幣2.68億元，其中包括星際酒店及三間城市俱樂部娛樂場開業之有關開業前期費用，包括員工成本、培訓費用、市場推廣及建立品牌開支。

誠如較早前所述，星際酒店貴賓博彩桌於二零零六年十一月二十六日方始開業，因此，博彩及娛樂業務分部之EBITDA僅包括該娛樂場之貴賓博彩桌一個月整月營運。

二零零七年將成為星際酒店及各間城市俱樂部娛樂場首個全年營運年度，亦將為具有指標作用之一年，以評估銀河博彩及娛樂業務在財務方面所得之成就。

於二零零六年十二月三十一日，本集團有現金港幣60億元，包括分類列作其他非流動資產為數港幣2.59億元之受限制銀行存款，連同星際酒店、城市俱樂部及銀河其他經營業務之現金流，銀河已具備足夠之財務資源以於二零零八年底前完成發展路氹城第一期大型娛樂渡假中心及經營有關業務。

星際酒店

星際是銀河首間旗艦酒店及娛樂場，娛樂場之中場博彩業務已於二零零六年十月十九日開業，項目成本約為港幣30億元。星際之貴賓廳亦已於二零零六年十一月二十六日逐步開業。星際酒店之設計獨特，主題突出，特別配合正不斷擴張之博彩娛樂場遊客之品味及喜好。星際酒店外牆壯麗之燈飾已劃破澳門長空，保證成為澳門所有遊客「不容錯過」之娛樂場。

星際酒店有策略地座落於澳門市中心，且位於澳門博彩娛樂場「外港填海區」之心臟地帶，鄰近新葡京酒店、永利渡假酒店及MGM酒店。鑒於星際酒店本身獨特之弧形酒店設計，所有500間酒店客房皆擁全海景色。

於二零零七年三月，星際酒店「金門」尊尚會隆重開幕，並增加不少貴賓博彩桌。星際酒店全面落成投入營運後，各類設施一應俱全，包括佔地16,500平方米之博彩場地、250張博彩桌、500台角子機、500間酒店客房、套房及總統套房以迎合各貴賓所需。星際酒店可謂美食天堂，除了琳琅滿目之自助餐供應，更附設「品味坊」及匯集全澳門最具特色之中式佳餚，包括獲獎無數之蘇浙匯及丹桂軒，而酒店亦快將開設日本及西式高級餐廳。為了迎合客人對會議及宴會廳的需要，星際酒店宴會廳亦將於本年度稍後啟用。星際酒店提供國際級服務，附設一流設施，本集團深明各尊貴客戶所需，我們深信這些優勢將可推動本集團邁向成功。

路氹城大型娛樂渡假中心

銀河旗下之路氹城大型娛樂渡假中心之發展工程進展順利，首階段發展項目預期於二零零八年開業。此階段發展項目包括佔地25,000平方米之博彩場地，其中配備可容納多達600張博彩桌及1,000 台角子機之娛樂場，渡假中心樓高27層，設有1,500間酒店客房以及套房，而其他設施包括各式各樣之水療、蒸氣浴及休閒設施、匯集超過20家食府的亞洲美食天堂、一眾精選的專賣商店及各類水上娛樂設施。

展望將來，銀河旗下的路氹城大型娛樂渡假中心將發展成為包括六至八座不同等級的星級酒店，酒店客房數目多達12,000間、博彩桌1,500張、角子機3,000台，並設有不少高檔零售商店以及多功能會議設施。

銀河路氹城的發展地盤佔地4,700,000平方呎，躋身澳門最大單一發展地盤之列。如此龐大的土地為銀河帶來靈活性，能把握不斷湧現的商機，繼續發展及擴充業務。誠如較早前所述，此項寶貴資產之現值尚未於銀河資產負債表內反映。

城市俱樂部娛樂場

於二零零六年，銀河城市俱樂部娛樂場錄得顯著增長。年內增設之三間新城市俱樂部娛樂場經已全部開業。利澳娛樂場已於二月底開業，總統娛樂場已於四月底開業，而金都娛樂場則已於五月開業。

於二零零六年，城市俱樂部娛樂場的業務持續增長。三間全新城市俱樂部娛樂場連同銀河原有的城市俱樂部娛樂場華都娛樂場相繼開業，使銀河於澳門博彩市場得以穩據一席。澳門城市俱樂部娛樂場之博彩桌目前已增至逾280張，而角子機數目則已增至475台。

發行債券

誠如二零零五年年報所載，銀河於二零零五年經已透過發行債券成功集資6億美元。該等債券已於新加坡證券交易所買賣，而市場對該等債券之反應理想，目前以高於發行價之溢價買賣。

發行可換股債券

於二零零六年十二月，美國一批投資基金與本集團洽商後，集團發行 2.4億美元零息五年期可換股票據。該筆資金連同發行債券所得款項，可確保銀河具備所需財力，以壯大及提高銀河路氹城大型娛樂渡假中心之競爭力。

建築材料業務

去年，建築材料業務之營業額及溢利貢獻保持穩定增長。過去數年來，此部門一直致力節省成本，奠下堅穩基礎，保持競爭優勢，得以傲視同儕。儘管面對香港市場需求持續萎縮，以及中國內地市場競爭越趨激烈之影響，惟此部門仍能衝破重重挑戰，發展業務。

香港及澳門

本集團繼續確保集團之營運具成本效益，維持在業內之競爭優勢。此舉讓集團於香港面對市場需求持續減弱之情況下仍能達到理想的盈利貢獻。為了進一步鞏固集團之市場地位，同時擴大盈利基礎，此部門於二零零六年八月收購泰瑪士柏

油香港有限公司之80%股權，藉著是次收購行動集團成功擴大了盈利基礎，同時透過集中各部門之營運，得享協同效益，減省不少成本。於二零零六年十月，本集團透過一家本集團擁有其36.5%權益之公司，成功取得一份與香港特別行政區政府訂立在新界藍地之重修工程合約。此份合約不單為本集團長期供應石料產品，並為集團提供一個營運基地，藉此進一步擴闊香港之市場版圖。

二零零六年，本集團於澳門之建築材料業務繼續錄得理想增長，銷量持續增加，溢利貢獻亦有所提高。年內，本集團進一步擴充生產設施，以配合不斷上升之市場需求。

中國內地

中國內地市場之競爭仍然十分激烈，導致建材產品售價下跌，邊際毛利亦收縮。為了維持本集團於市場之競爭優勢，此部門業務經已整合業務運作，致力達到協同效益，減省成本。至於本集團與各大型鋼鐵公司所組成之合營公司，以產銷礦渣微粉，該等合營公司已為此分部帶來可觀之盈利貢獻。現正計劃進一步擴充生產設施，以滿足市場對礦渣微粉不斷上升之需求。



此外，集團於雲南之水泥合營公司之投資正如期進行。雲南昆明水泥業務已開始為集團帶來盈利貢獻，而第二期生產設施之建築工程亦已竣工。該廠房目前處於測試階段，預期快將投入生產。本集團亦計劃投資雲南其他地區，以抓緊中央政府推行西部大開發政策使對建材產品之需求不斷上升所帶來的商機。於二零零六年十一月，本集團與昆鋼攜手於雲南保山區已動工興建新水泥生產設施。預期該廠房將於二零零八年正式投產。本集團將會繼續於該省物色投資良機，預期該等投資將可為集團今後之發展奠下堅實基礎，並提供穩定之盈利增長。

流動資金及財務資源

本集團之財務狀況於年內繼續保持穩健。本集團於二零零六年十二月三十一日之股東權益為港幣136.33億元，較於二零零五年十二月三十一日之港幣149.32億元減少約9%。本集團之總資產則增至港幣292.09億元，而於二零零五年十二月三十一日則為港幣263.38億元。

本集團之現金狀況繼續保持充裕。於二零零六年十二月三十一日之現金及銀行結餘總額為港幣57.83億元，相比二零零五年十二月三十一日則為港幣50.68億元。

於二零零六年十二月三十一日，本集團的總債務為港幣89.73億元，於二零零五年十二月三十一日則為港幣75.87億元。本集團的總債務主要包括銀行貸款、定息票據、擔保票據、可換股票據及其他債務責任，大多以港幣及美元為單位。本集團會密切監控借貸水平，以確保於債務到期日時能順利償還款項。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

負債比率

負債比率定義為未償還之總借款金額扣除現金結餘與總資產（不包括現金結餘）相比。本集團於二零零六年十二月三十一日之負債比率處於14%之滿意水平，於二零零五年十二月三十一日則為12%。

資金來源

		二零零六年	二零零五年
		港幣千元	*港幣千元*
■	股本	**329,612**	329,058
B	資本儲備	**11,461,424**	11,439,469
C	盈餘儲備	**1,587,229**	3,118,363
D	認股權儲備	**36,927**	37,561
E	其他儲備	**217,607**	8,003
F	少數股東權益	**490,700**	491,910
G	非流動借款	**8,439,965**	4,643,355
H	其他非流動負債	**2,471,848**	1,922,891
		25,035,312	21,990,610


2006
H (10%)
A (1%)
G (34%)
B (46%)
F (2%)
E (1%)
D (0%)
C (6%)


2005
H (9%)
A (2%)
G (21%)
F (2%)
E (0%)
D (0%)
C (14%)
B (52%)

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團的庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨值港幣2.17億元（二零零五年：港幣2.21億元）之租賃土地及港幣2.59億元（二零零五年：港幣2.59億元）之銀行存款已作為銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出為數港幣2.10億元（二零零五年：港幣2.62億元）擔保，其中港幣1.75億元（二零零五年：港幣1.24億元）經已動用。

本集團已就聯營公司獲授之信貸額向銀行作出為數港幣9百萬元（二零零五年：無）擔保。於二零零六年十二月三十一日，已動用信貸額為港幣9百萬元（二零零五年：無）。

僱員及薪酬政策

於二零零六年十二月三十一日，本集團在香港、澳門及中國內地僱員總人數約10,500人（不包括聯營公司及共同控制實體）。僱員開支合共港幣924,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力、公平及定期檢討的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為僱員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照澳門和中國內地市場的薪酬福利水平，釐定兩地員工的薪酬福利，並著重提供員工培訓及發展的機會。


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銀河娛樂場股份有限公司(「銀河」)積極招聘了一支技術幹練及合資格的博彩及娛樂場行政人員隊伍,彼等均具有廣泛的亞洲特定博彩專才及經驗。該等行政人員大部份都終身於亞洲娛樂場內工作。

銀河致力聘請及挽留優秀管理人員及員工,日後並將持續強化我們的博彩行政人員隊伍,繼續建立銀河為世界領先的博彩公司之一。

最高級博彩行政人員的履歷如下:

David Craig Philip Banks,55歲,集團營運總裁。彼曾任澳洲Tabcorp Ltd 的娛樂場行政總裁,負責悉尼的Star City Casino、昆士蘭黃金海岸的 Jupiters Casino、Treasury Casino Brisbane 及昆士蘭的Townsville Casino。Banks先生作為Star City Ltd.前營運總監兼行政總裁及The Australian Casino Association 前主席及總監,於娛樂場行業擁有10年高級行政經驗。

Nigel Barclay Morrison,48歲,集團財務總監。彼曾任澳洲墨爾本Crown Limited的財務總監兼營運總裁,以及澳洲最大型私人娛樂場及博彩公司The Federal Group的行政總裁。彼曾任安永會計師事務所的企業融資部前合夥人,專責博彩行業。彼持有墨爾本大學商學學士學位,為特許會計師及澳洲證券學會會員,於博彩業擁有20年經驗。

Ciaran Pearse Carruthers,38歲,星際酒店及娛樂場營運總監。於英國、美國北馬里亞納自由聯邦、菲律賓及新加坡等地積19年博彩及渡假業經驗,彼於過去十五年專門從事於亞太博彩業,擔任Crown、Tabcorp及Pagcor等多個娛樂場集團之顧問。彼自二零零二年年末加入銀河,曾出任城市俱樂部高級副總裁。

Albert Emile Davia,43歲,城市俱樂部副總裁,於新加坡、澳洲、馬來西亞及澳門等地從事博彩及渡假業22年。彼於過去十六年專門從事貴賓博彩事業,負責招待來自亞洲地區的貴賓玩家。彼負責經營貴賓業務的娛樂場包括阿德萊德的Sky City及墨爾本的Crown Casino。

Kwa Yew Seng,55歲,銀河娛樂場股份有限公司的財務總監,持有工商管理碩士及經濟學士學位。郭先生為澳洲執業會計師學會會員及澳洲公司董事協會的資深會員。於財務及會計界積逾30年經驗,其中20年任職於博彩業,尤其是澳洲西部的Burswood Casino。

Bernard Francis Millman,53歲,集團財務總監(娛樂場),畢業於 Royal Melbourne Institute of Technology,持有工商管理(酒店管理)學士學位。Millman 先生從事財務管理29年,歷任管理要職,包括跨國酒店與澳洲及亞太區的娛樂場的總經理及財務總監。彼曾任職的娛樂場包括澳洲的Alice Springs、Jupiters 及Darwin、位於聖誕島的Christmas Island Casino。Millman 先生曾於澳洲一項稅制檢討中作為酒店及博彩業代表。

Gary Woollard，52歲，金都娛樂場的娛樂場總經理。Woollard 先生加入銀河前，於澳洲及歐洲積22年博彩業經驗。彼曾於以下娛樂場任職：Adelaide Casino、悉尼Star City、莫斯科Korona Casino及澳門華都娛樂場及金都娛樂場。

除銀河具國際管理經驗的外國隊伍外，亦聘用了具豐富經驗的合資格本地員工。國際管理經驗加上對本土文化的深入了解，是銀河領先競爭對手的優勢所在。

這些經驗與銀河管理技巧的持續發展，促使娛樂場的營運極度快捷有效。集團之達國際水平的娛樂場亦因此能在安全、可靠及賓至如歸的環境中為客人提供一流顧客服務。建基於對本地市場喜好的詳盡了解，本集團相信本身能建立可於未來年月推動銀河發展的管理隊伍。

銀河明白到員工為我們最寶貴的資產。我們確保我們的人力資源政策及薪酬方案基準持續與競爭對手看齊，藉以確保我們能於瞬息萬變的市場中維持競爭力。

銀河致力為管理層實現可觀的事業發展前景，並不斷提供新技術及技能的訓練，故此今日的發牌員及其他員工有機會成為明日的管理人員。進修課程亦定期舉行，以保證所有員工均能達到銀河定下的高水平。

本集團迅速拓展，日後亦將一如既往，為銀河內部增長提供形形式式的機會。而本集團自成立起，已採取給予敬業樂業且能力卓越的員工晉升機會以作回報之政策。內部晉升的政策加上銀河業務迅速的拓展及增長製造的眾多機會，均有助聘請及挽留員工。

作為一家肩負社會責任之機構,本集團繼續積極參與經營業務所在地區之社會公益活動,致力實踐回饋社會之精神。

近年,企業社會責任開始廣受公眾關注,至今已普及成為一種社會文化。本集團深明「企業社會責任」之重要性,而履行企業社會責任乃業務過程之必然部分。透過履行社會責任以取得公眾支持和認同,集團便可持之以恒地履行承諾,為股東帶來最佳回報。本集團一直鼓勵員工及其家屬積極參與社會義工服務及社區活動,相信此舉除了可以為有需要人士伸出援手外,員工更可透過這些活動進一步提升自己,成為一個負責任及關懷社群的公民。經過多年努力,員工曾參與不少社區活動,而本集團上下亦已建立了這種「關顧」文化。

香港

本集團除了向慈善團體捐款及參與社區活動外,建材業務部門亦已推出多項自發性義工服務活動,更於二零零六年成立一支義工隊,參與員工50多名,每位員工均接受專業義工培訓,參與最前線義工工作,身體力行為香港一些弱勢社群提供所需支援,充分彰顯關懷社會之精神。

本年度,本集團員工參與或組織的主要社區活動包括:

- 與基督教香港信義會合辦「電腦器材捐贈計劃」
- 香港公益金舉辦之「公眾服飾日」
- 基督教香港信義會舉辦之「長腿叔叔信箱」
- 香港青年協會舉辦之「有心企業計劃」
- 苗圃行動舉辦之「挑戰12小時」
- 與香港紅十字會合辦「嘉華建材捐血日」
- 與基督教香港信義會合辦「3+3同行計劃」

本集團年內獲香港社會服務聯會頒發「連續五年商界展關懷標誌2002-2007」,以表揚及肯定本集團對社會所作之貢獻。

展望未來,本集團會繼續堅持對「企業社會責任」的承諾,為香港有需要人士提供支援及協助。

在澳門

本年度，本集團的博彩及娛樂業務部門通過參與下列社區活動，繼續履行良好企業公民責任：

- 體育

  本集團贊助多項由澳門特區政府舉辦的大型體育活動，以支持特區政府推動綜合旅遊模式的旅遊政策目標。

  - 冠名贊助「澳門銀河娛樂2006世界女排大獎賽」
  - 第53屆澳門格蘭披治大賽車
  - 冠名贊助「2006澳門銀河娛樂國際馬拉松、半程馬拉松及迷你馬拉松」

- 參與慈善公益活動

  本集團相信，對社會之承擔不僅限於慈善公益捐款，亦須通過參與慈善公益活動之體現。本年度，本集團曾捐款同善堂及澳門日報讀者基金會，亦積極鼓勵員工一起參與慈善公益活動，例如澳門日報讀者公益基金會主辦之「公益金百萬行」。

- 獎學金

  本集團以「銀河娛樂集團」名義向以下高等教育學院頒發獎學金，以獎勵獲提名成績優異之學生

  - 澳門理工學院

投資者關係

我們深明股東及投資者的重要性，集團已於本年度成立專責的投資者關係部門。

集團透過高透明度的資訊發放，致力保持我們的投資社群對我們本公司的活動的清楚瞭解。

集團通過年報和中期報告及舉行股東週年大會發放財務及營運資料。

集團在每次業績公佈後，將會隨即舉行記者招待會、分析員簡報會及投資者會議，以更新及知會我們的投資社群。

高級管理層定期與香港和海外的研究分析員和機構投資者會面、出席主要投資者會議和參與非推銷性質的路演。集團亦將舉辦考察團，安排分析員考察集團的澳門業務，並為股票經紀業界舉行其他活動。

所有公司公佈及消息發放、有關投資者關係的進一步資料及有關我們營運的資料，可透過銀河的網站 www.galaxyentertainment.com瀏覽。

日期	事宜
二零零六年九月十三日	公佈截至二零零六年六月三十日止六個月之業績
二零零七年四月十八日	公佈截至二零零六年十二月三十一日止年度之業績
二零零七年六月二十六日	二零零七年股東週年大會

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零五年 港幣千元	**二零零六年 港幣千元**
綜合損益表					
營業額	1,010,999	1,130,894	1,299,143	1,291,927	**4,669,495**
股東應佔溢利╱(虧損)	62,328	40,205	55,886	2,395,269	**(1,531,546)**
股息	24,829	25,168	25,805	–	–
每股盈利╱(虧損)(仙)	5.1	3.2	4.4	110.7	**(46.5)**
每股股息(仙)	2.0	2.0	2.0	–	–
綜合資產負債表					
物業、機器及設備、投資物業及租賃土地和土地使用權	740,946	802,153	787,028	2,889,283	**5,566,921**
無形資產	–	–	–	16,493,230	**15,520,486**
共同控制實體及聯營公司	211,571	253,547	266,893	300,778	**387,250**
其他非流動資產	240,974	240,727	408,883	595,120	**951,697**
流動資產淨額	362,758	481,179	507,958	1,712,199	**2,608,958**
資產之運用	1,556,249	1,777,606	1,970,762	21,990,610	**25,035,312**
代表:					
股本	124,321	125,893	129,648	329,058	**329,612**
儲備	1,268,249	1,288,370	1,295,616	14,603,396	**13,303,187**
股東權益	1,392,570	1,414,263	1,425,264	14,932,454	**13,632,799**
少數股東權益	145,334	147,891	39,025	491,910	**490,700**
非流動借貸	–	200,800	311,580	4,643,355	**8,439,965**
其他非流動負債	18,345	14,652	14,020	1,778,531	**2,351,697**
撥備	–	–	180,873	144,360	**120,151**
已運用資金	1,556,249	1,777,606	1,970,762	21,990,610	**25,035,312**
每股資產淨值(元)	1.12	1.12	1.10	4.54	**4.14**

自二零零五年採納新訂及經修訂香港財務報告準則後,二零零二及二零零三年的摘要並無重列。

董事之個人資料

執行董事

呂志和博士，*GBS，MBE，太平紳士，LLD，DSSc，DBA*，七十七歲，為本集團之創辦人，自一九九一年八月起任本公司之董事，現為本公司之主席。呂博士亦為本公司主要股東嘉華國際集團有限公司之執行董事兼主席。彼於礦務、建築材料及地產發展方面具逾五十年之經驗，為英國礦業學會（香港分會）創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士於二零零六年十二月再次當選為香港特別行政區選舉委員會之委員。呂博士為呂耀東先生及鄧呂慧瑜女士之父親。

呂耀東先生，五十一歲，於一九七九年加入本集團，自一九八七年六月起任本公司之執行董事，現為本公司之副主席。呂先生亦為本公司主要股東嘉華國際集團有限公司之執行董事。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為中國人民政治協商會議上海市委員會之委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之弟。

陳啟能先生，六十一歲，於二零零二年加入本集團，並於二零零三年一月起任本公司之執行董事，現為本公司建材部董事總經理。彼為英國特許公認會計師公會之資深會員、香港會計師公會及英國特許管理會計師公會會員。陳先生多年來曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員，累積豐富經驗。

徐應強先生，四十九歲，於一九八二年加入本集團，並於二零零四年四月起任本公司之執行董事，現為本公司建材部副董事總經理。徐先生持有澳洲國立南澳大學頒發之國際工商管理碩士學位及加拿大西安大略大學頒發之機械工程學士學位。彼為英國礦業學會之資深會員，在建材業擁有逾二十五年經驗，覆蓋營運、管理、技術及質量保證、環境保護、商業及策略計劃多個範疇。彼現時為香港合約石礦商會之主席及臨時建造業統籌委員會建築廢物工作小組之成員。彼於一九九八年至二零零零年期間曾出任英國礦業學會（香港分會）之主席。

羅志聰先生*，四十六歲，於二零零三年加入本集團，並於二零零四年四月起任本公司之執行董事。羅先生持有英國華威大學頒發之工商管理碩士學位及香港理工學院頒發之會計專業文憑。彼為香港會計師公會及英國特許公認會計師公會之資深會員，於審計、會計、財務管理、企業融資、策略規劃及投資者關係方面擁有逾二十四年之廣泛經驗。

* 已辭任，於二零零七年五月一日起生效

鄧呂慧瑜女士，*太平紳士*，五十三歲，於一九八零年加入本集團，並於一九九一年八月起任本公司之執行董事。彼亦為本公司主要股東嘉華國際集團有限公司之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士為香港特別行政區選舉委員會委員。彼亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會及公司法改革常務委員會。鄧女士於二零零六年十二月再次獲選為第三屆香港特別行政區行政長官選舉委員會（酒店界界別分組選舉之成員）。鄧女士為呂志和博士之女及呂耀東先生之胞姊。

非執行董事

張惠彬博士，*太平紳士*，七十歲，於一九八六年加入本集團，彼於一九八七年六月獲委任本公司之執行董事及於一九九五年起任本公司之獨立非執行董事。張博士持有工商管理榮譽博士、工商管理碩士及理學士學位，彼曾從事銀行業逾二十二年，並擔任高層管理職位。彼為駿豪集團之集團行政總裁兼常務副主席，亦為嘉華國際集團有限公司（本公司之主要股東）、建生國際集團有限公司、上海電氣集團股份有限公司及Prime Investments Holdings Limited之獨立非執行董事。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲2002年上市公司非執行董事之傑出董事獎，張博士亦為香港董事學會之理事。

鄭慕智先生，*GBS*，*OBE*，*太平紳士*，五十七歲，於一九九六年八月起任本公司之非執行董事。鄭先生為一間香港律師事務所胡百全律師事務所之首席合夥人，亦為香港董事學會之創會主席，現為該會之榮譽會長及主席。鄭先生於二零零五年十一月獲委任為策略發展委員會之行政委員會非官方委員。彼曾任香港立法局議員。

顏志宏先生，五十三歲，於二零零四年四月起任本公司之獨立非執行董事。顏先生持有紐西蘭 University of Waikato 頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員，曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務方面擁有逾三十年之廣泛經驗。彼現時為英國 Churngold Construction Holdings Limited 之主席，該公司為專業之地底工程承建商，從事地底工程及地面勘察，亦從事清理受先前工業活動污染地方之修復業務。

葉樹林博士，*LLD*，六十九歲，於二零零四年十二月起任本公司之獨立非執行董事。葉博士持有加拿大康戈迪亞大學(Concordia University)文學士學位及榮譽法律博士學位。彼為加拿大置地有限公司之創辦人並擔任董事長一職。該公司於澳洲股票交易所上市，並從事地產發展和旅遊景區業務。彼亦為廣州嘉游旅游景區開發有限公司之董事長。葉博士一向積極參與公眾服務，現為香港中華總商會之常務會董及康戈迪亞大學香港育才基金有限公司之主席；彼亦為香港加拿大商會之理事。此外，葉博士曾被選為廣州市榮譽市民。

唐家達先生，六十一歲，於二零零三年加入本集團，並自二零零七年四月十八日獲委任為本公司之非執行董事。唐家達先生持有英國University of Leeds頒發之榮譽法律學士，彼為英國、香港及澳洲律師及香港公証人，在策略性規劃、商業管理及企業財務及發展方面，累積廣泛經驗。

高級管理層

本公司執行董事被視為本集團的高級管理層，直接掌管本集團業務。

本董事會同寅謹向各股東提呈本公司截至二零零六年十二月三十一日止年度之董事會報告書及經審核財務報表。

主要業務

本公司乃一間投資控股公司。本公司主要附屬公司、共同控制實體及聯營公司的主要業務為於澳門從事博彩及娛樂業務，並在香港、澳門及中國內地製造、銷售及分銷建築材料，有關主要業務及其他詳情載於本財務報表附註42。

業績及分派

本集團截至二零零六年十二月三十一日止年度之業績載列於本年報54頁綜合損益表內。

年內並無派付任何中期股息（二零零五年：無）。董事已決議不建議就截至二零零六年十二月三十一日止年度派付任何末期股息（二零零五年：無）。

股本

本公司股本於年內之變動詳情載於財務報表附註27。

年內，根據本公司認股權計劃因行使認股權持有人之認股權而分別按每股港幣0.5333元、港幣0.5216元、港幣0.514元及港幣4.59元，發行300,000股新股、1,070,000股新股、300,000股新股及3,868,000股新股。

債務證券

本公司發行本金總額為港幣2,371,805,067元之定息率票據之詳情，載於財務報表附註30。

由本公司附屬公司Galaxy Entertainment Finance Company Limited發行並在星加坡上市之本金總額為600,000,000美元之定息擔保優先及浮息擔保優先票據之詳情，載於財務報表附註30。

於二零零六年十二月十四日，本公司發行本金總額為240,000,000美元並於二零一一年到期之零息可換股票據（「票據」），有關詳情載於財務報表附註30。有關票據之詳情，包括估計所得款項金額及所得款項用途，已載於本公司於二零零六年十二月六日刊發之公佈內。

買賣上市證券

本公司於截至二零零六年十二月三十一日止之年度內，並無贖回任何本公司之股份或上市債務證券。本公司或其任何附屬公司於年內亦並無購入或出售任何本公司之股份或上市債券證券。

儲備

本集團及本公司於年內之儲備變動詳情載於財務報表附註29。

物業、機器及設備

本集團於年內之物業、機器及設備之變動詳情載於財務報表附註15。

董事

於年內服務本公司的董事包括呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生、鄧呂慧瑜女士、張惠彬博士、鄭慕智先生、顏志宏先生及葉樹林博士。唐家達先生自二零零七年四月十八日起獲委任為本公司董事。羅志聰先生則於二零零七年五月一日起辭任本公司董事。各董事之姓名及個人資料載於年報第39頁至第41頁。

遵照本公司細則第一百零六(甲)條，呂耀東先生與顏志宏先生於即將舉行之股東週年大會將輪席告退，而彼等表示如再度獲選，願繼續留任。根據本公司細則第九十七條，唐家達先生之任期直至應屆股東週年大會為止，而彼符合資格並願意膺選連任。

本公司或其任何附屬公司與擬重選連任各董事均無訂立在一年內終止時須作出賠償之服務合約(法定賠償除外)。

待股東於即將舉行之股東週年大會批准後，董事將收取就截至二零零六年十二月三十一日止年度之袍金如下:

	主席 (港幣)	成員 (港幣)
董事會	100,000	80,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

董事之合約權益

除了本董事會報告書披露者外，在二零零六年十二月三十一日或截至該日止年度內任何時間，本公司或其附屬公司並無就有關本集團之業務訂立與本公司任何董事直接或間接或曾經直接或間接擁有重大實益之重大合約。

董事之證券及認股權權益

於二零零六年十二月三十一日,根據香港法例第五百七十一章證券及期貨條例(「證券及期貨條例」)第三百五十二條而備存的登記冊內,或根據載於香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)所載之上市公司董事進行證券交易之標準守則通知本公司及聯交所,各董事在本公司股份、相關股份及債券之權益,及任何認購本公司股份之權利及行使該等權利之詳情,分列如下:

(a) 普通股(包括相關股份)

	股份數目					
姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本之百分比
呂志和	17,187,632	2,181,518	80,693,238(1)	1,905,118,394(2)	2,005,180,782	60.83
呂耀東	11,498,896	–	436,753,661(3)	1,905,118,394(2)	2,353,370,951	71.40
陳啟能	380,000	–	–	–	380,000	0.01
徐應強	2,720,000	–	–	–	2,720,000	0.08
羅志聰	1,926,000	–	–	–	1,926,000	0.06
鄧呂慧瑜	8,939,722	–	–	1,905,118,394(2)	1,914,058,116	58.07
張惠彬	582,533	–	–	–	582,533	0.02
鄭慕智	500,000	–	–	–	500,000	0.02
顏志宏	250,000	–	–	–	250,000	0.01
葉樹林	250,000	–	–	–	250,000	0.01

(b) 認股權

詳情載於以下「認股權計劃」內。

(c) 債券

	債券金額		
姓名	公司權益 港幣	其他權益 港幣	合計權益 港幣
呂志和	–	2,320,898,413(4)	2,320,898,413
呂耀東	50,906,654(3)	2,320,898,413(4)	2,371,805,067
鄧呂慧瑜	–	2,320,898,413(4)	2,320,898,413

附註:

(1) 由呂志和博士所控制之Best Chance Investments Ltd.及步基證券有限公司分別持有本公司80,387,837股及305,401股股份。

(2) 由呂志和博士以創立人身份成立之兩項全權家族信託分別擁有本公司1,267,165,313股及22,969,034股股份權益。於聯交所上市之本公司主要股東嘉華國際集團有限公司(「嘉華國際」)擁有由其全資附屬公司所持有之本公司股份614,984,047 股之權益。嘉華國際由上述其中一項全權家族信託控制。

呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等全權家族信託之直接或間接可能受益人,因此被視為擁有該等信託及嘉華國際所持有之上述本公司股份權益。

(3) 由呂耀東先生控制之Recurrent Profits Limited持有本公司111,138,039股股份及港幣50,906,654元之債券。Top Notch Opportunities Limited(「Top Notch」)擁有本公司231,615,731股相關股份,Kentlake International Investments Limited(「Kentlake」)擁有本公司60,000,000股股份及33,999,891股相關股份權益。Top Notch及Kentlake均由呂耀東先生控制。

(4) 由呂志和博士以創立人身份成立之一項全權家族信託擁有本公司發行之港幣2,320,898,413元的債券權益。呂志和博士、呂耀東先生及鄧呂慧瑜女士作為直接或間接受益人,被視為擁有該等債券權益。

上述所有權益均指好倉。

除上文所披露者外,於二零零六年十二月三十一日,本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

於二零零六年十二月三十一日,根據證券及期貨條例第三百三十六條而須予備存於本公司登記冊內,持有本公司股份及相關股份權益或淡倉之人士(而該等人士並非本公司董事或行政總裁),分列如下:

姓名／名稱	股份數目(好倉)	佔已發行股本之百分比	股份數目(淡倉)	佔已發行股本之百分比
Brightwealth Investments Limited	265,615,622	8.06	265,615,622	8.06
City Lion Profits Corp.	1,160,449,206	35.21	–	–
Davos Investment Holdings Private Limited	265,615,622	8.06	265,615,622	8.06
國浩集團有限公司	265,615,622	8.06	265,615,622	8.06
Guoline Capital Assets Limited	265,615,622	8.06	265,615,622	8.06
Guoline Overseas Limited	265,615,622	8.06	265,615,622	8.06
HL Holdings Sdn Bhd	265,615,622	8.06	265,615,622	8.06
Hong Leong Company (Malaysia) Berhad	265,615,622	8.06	265,615,622	8.06
Hong Leong Investment Holdings Pte. Ltd.	265,615,622	8.06	265,615,622	8.06
HSBC International Trustee Limited	1,905,132,394(附註)	57.80	–	–
Kwek Holdings Pte Ltd	265,615,622	8.06	265,615,622	8.06
Kwek Leng Kee	265,615,622	8.06	265,615,622	8.06
嘉華國際集團有限公司	614,984,047	18.66	–	–
何安全	176,250,301	5.35	–	–
郭令燦	265,615,622	8.06	265,615,622	8.06
Top Notch Opportunities Limited	231,615,731	7.03	–	–

附註: HSBC International Trustee Limited乃由呂志和博士以創立人身份成立之全權家族信託之信託人,該等信託持有本公司1,905,118,394股股份權益。

下列權益乃重複者:

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之1,905,118,394股本公司股份及本公司發行之港幣2,320,898,413 元的債券。在該等股份當中,

a. 嘉華國際集團有限公司亦擁有其中614,984,047股本公司股份的權益;

b. City Lion Profits Corp.亦擁有其中1,160,449,206股本公司股份的權益;

(ii) 呂耀東先生及Top Notch Opportunities Limited擁有之231,615,731股本公司相關股份；

(iii) 呂耀東先生及何安全先生擁有之60,000,000股本公司股份及33,999,891股相關股份權益；

(iv) Brightwealth Investments Limited、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd、Kwek Leng Kee先生及郭令燦先生擁有之265,615,622股本公司股份（好倉及淡倉）。

除上文所披露者外，於二零零六年十二月三十一日，概無任何人士曾知會本公司擁有根據證券及期貨條例第336條須予記錄之本公司的股份或相關股份之權益或淡倉。

認股權計劃

本公司之認股權計劃（「認股權計劃」）已獲股東於二零零二年五月三十日批准及採納，亦已獲嘉華國際（本公司當時之控股股東）之股東於同日批准。下列為認股權計劃之概要：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(2) 參與者

(i) 本公司或任何聯屬公司的任何僱員或任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 本公司或任何聯屬公司的任何客戶或承辦商；或

(v) 本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人之信託。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額－在下文規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過二零零六年六月二十九日（即股東通過普通決議案更新授權上限日期）之已發行股份的10%，即329,464,936股股份。

主要限額－本公司可由股東通過普通決議案重訂上文所述之授權限額，惟在此之前本公司須先行向其股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

於本年報刊發之日，根據認股權計劃可予發行之股份總數為329,464,936股，佔本公司當時已發行股本約9.99%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權（不論已行使或尚未行使）在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人（定義見上市規則）放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限（如有）乃由董事會全權決定（認股權計劃本身並不設任何最低持有期限）。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1.00元。認股權必須於授出日期起十四天內被接納，或於董事會以書面批准之較長期限。

(8) 認購價之釐定基準

認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為採納日期為二零零二年五月三十日起計為期十年及將於二零一二年五月二十九日屆滿。

於截至二零零六年十二月三十一日止年度,根據認股權計劃或根據本公司任何其他認股權計劃授出並由本公司董事、本公司僱員及其他參與者持有之認股權之變動詳情載列如下:

		認購權數目					
姓名	授出日期	於二零零六年一月一日持有	於年內行使	於年內已失效	於二零零六年十二月三十一日持有	行使價(港幣)	行使期
呂志和	一九九八年五月二十日	1,500,000	–	–	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	–	–	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	–	–	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	2,700,000	–	–	2,700,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	590,000	–	–	590,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
呂耀東	一九九八年五月二十日	1,000,000	–	–	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	–	–	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	–	–	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	6,000,000	–	–	6,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	580,000	–	–	580,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
陳啟能	二零零三年二月二十八日	110,000	–	–	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	270,000	–	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
徐應強	二零零五年十月二十一日	270,000	–	–	270,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
羅志聰	二零零五年十月二十一日	1,500,000	–	–	1,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	230,000	–	–	230,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄧呂慧瑜	二零零五年十月二十一日	3,000,000	–	–	3,000,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	400,000	–	–	400,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
張惠彬	二零零五年十月二十一日	250,000	–	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
鄭基智	二零零三年二月二十八日	300,000	–	–	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	200,000	–	–	200,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
顏志宏	二零零五年十月二十一日	250,000	–	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
葉樹林	二零零五年十月二十一日	250,000	–	–	250,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
僱員(合計)	一九九八年五月二十日	400,000	–	–	400,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	228,000	–	–	228,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	280,000	–	–	280,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	15,900,000	2,750,000[a]	400,000	12,750,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日
	二零零五年十月二十一日	#5,260,000	1,118,000[a]	418,000	3,724,000	4.5900	二零零六年十月二十二日至二零一一年十月二十一日
其他	一九九八年五月二十日	300,000	300,000[a]	–	–	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	1,070,000[a]	–	–	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	300,000[a]	–	–	0.5140	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	3,500,000	–	–	3,500,000	4.5900	二零零五年十月二十二日至二零一一年十月二十一日

購股權持有人成為本公司附屬公司之僱員後，將合共302,000份購股權由「其他」重新分類至「僱員」。

附註：

a. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣6.82元。

b. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣7.67元。

c. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣6.40元。

d. 於年內認股權行使日期前一天本公司股份之加權平均收市價為港幣6.60元。

除了於二零零五年十月二十一日授出，可於二零零五年十月二十二日至二零一一年十月二十一日期間以行使價每股港幣4.59元行使之認股權外，上文所述之所有認股權，須受一年持有期限制。

年內並無授出或註銷任何認股權。

每位承授人在每次接納認股權時所付之代價為港幣1.00元。

除認股權計劃外，本公司或其附屬公司於年內概無簽訂任何協議，使本公司董事可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易

於二零零六年十月三日，香港政府與友盟嘉華石業有限公司（「承建商」）訂立一份有關重整位於香港新界藍地青山公路藍地石礦場之合約（「重整合約」），本公司持有承建商36.5%權益，而大亞石業有限公司（「大亞石業」）則持有其63.5%權益。本集團於承建商之總承擔額按比例計算為港幣72,562,000元。鑑於大亞石業乃本公司旗下非全資附屬公司之主要股東之一家附屬公司，故成立承建商以競投重整合約構成本公司一項關連交易。有關此項交易之詳情，載於本公司於二零零六年十月三日刊發之公佈內。

持續關連交易

1. 本公司三家附屬公司—上海嘉建混凝土有限公司（擁有其60%）、上海嘉申混凝土有限公司（擁有其100%）及上海信財混凝土有限公司（擁有其99%）根據於二零零五年六月二日訂立之租賃協議（統稱「租賃協議」）繼續向上海嘉匯達房地產開發經營有限公司（嘉華國際一家間接非全資附屬公司）租用位於中華人民共和國上海市徐匯區淮海中路1010號上海嘉華中心1802－1804號辦公室單位，每月租金總額為21,528美元（約等於港幣167,920元）。該等租賃自二零零五年六月一日至二零零八年五月三十一日止為期三年。有關租賃協議之詳情載於本公司於二零零五年八月二十三日刊發之公佈。

   本公司各獨立非執行董事已審閱租賃協議項下之交易，並確認有關交易：

   (1) 於本公司日常及正常業務過程中；

   (2) 按一般商業條款；及

   (3) 根據規管有關交易之租賃協議按公平合理及符合本公司股東整體利益的條款訂立。

   根據上市規則第14A.38段，董事會委聘本公司核數師根據香港會計師公會頒佈之香港審計相關服務準則第4400號「為財務資料執行協定程序之約定項目」就上述持續關連交易進行若干協定程序。核數師已向本公司董事會滙報：

   (1) 交易已取得本公司董事會批准；

   (2) 交易已根據規管有關交易之租賃協議訂立；及

   (3) 截至二零零六年十二月三十一日止年度，租賃協議下之租金總額為港幣2,015,020元，並沒有超逾相應年度上限。

2. 於年結日,本公司一間全資附屬公司輝亨有限公司根據一項於二零零二年七月二十二日訂立之貸款協議(「貸款協議」)向Great Place Developments Limited批出為數最高達港幣330,000,000元之有擔保無抵押循環備用貸款(「該貸款」)仍然存續,該貸款由嘉華國際提供擔保,按三個月香港銀行同業拆息加年利率2.38厘計算,最後到期日為二零零七年九月十二日。該貸款並無包括年度上限。有關交易詳情載於本公司與嘉華國際於二零零二年七月二十二日刊發之聯合公佈及本公司於二零零二年八月五日刊發之通函內。

年內,已提取及全數支付一筆本金額為港幣120,000,000元之貸款。於二零零六年十二月三十一日,概無任何未償還款項。

本公司各獨立非執行董事已審閱該貸款項下之交易,並確認有關交易:

(1) 就本公司而言,其條款不遜於獨立第三方可取得或提供(視屬何情況而定)的條款;及

(2) 根據規管有關交易之協議(即貸款協議)按公平合理及符合本公司股東整體利益的條款訂立。

根據上市規則第14A.38段,董事會委聘本公司核數師根據香港會計師公會頒佈之香港審計相關服務準則第4400號「為財務資料執行協定程序之約定項目」就上述持續關連交易進行若干協定程序。核數師已向本公司董事會滙報:

(1) 該等交易分別取得本公司董事會及獨立股東批准;及

(2) 截至二零零六年十二月三十一日止年度內,根據貸款協議條款授出之融資及收取之利息乃按貸款協議計算。

財務概要

本集團以往五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核綜合財務報表及按適當情況作出調整,現載於本年報第38頁。

主要客戶及供應商

在截至二零零六年十二月三十一日止年度內,集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面(不包括資本性採購),最大五個供應商之採購額佔整體採購額亦少於百分之三十。

就本公司董事所知悉,未有任何董事,其聯繫人士,或就董事所知持有超過本公司已發行股本5%之股東擁有此五大顧客及供應商(不包括資本性)之任何權益。

管理合約

本年度本公司並無訂立或存有任何重要之管理及行政合約。

捐獻

本公司於年內的慈善及其他捐獻金額為港幣13,349,000元(二零零五年:港幣3,194,000元)。

充足公眾持股量

根據本公司所得資料,據本公司董事所知,於本年報日期,本公司已具備上市規則規定之充足公眾持股量。

核數師

本公司截至二零零六年十二月三十一日止年度財務報表經由羅兵咸永道會計師事務所審核。該核數師於即將舉行之股東週年大會上任滿告退,惟願意應聘續任。

承董事會命

主席
呂志和博士

香港,二零零七年四月十八日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓

致銀河娛樂集團有限公司股東
(於香港註冊成立的有限公司)

本核數師已審核列載於第54至124頁銀河娛樂集團有限公司(「貴公司」)的財務報表,此財務報表包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表,以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。該責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制,以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估算。

核數師的責任

核數師的責任是根據審核的結果對該等財務報表作出意見,並按照香港《公司條例》第141條僅向整體股東報告,除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求核數師遵守道德規範,並規劃及執行審核,以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷,包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時,核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制,以設計適當的審核程序,但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性,以及評價財務報表的整體列報方式。

本核數師相信,所獲得的審核憑證是充足和適當地為審核意見提供基礎。

意見

本核數師認為,該等財務報表已根據香港財務報告準則真實而公平地反映 貴公司及 貴集團於二零零六年十二月三十一日的財務狀況及 貴集團截至該日止年度的虧損及現金流量,並已按照香港《公司條例》妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零零七年四月十八日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
營業額	7	**4,669,495**	1,291,927
銷售成本		**(4,255,222)**	(1,181,342)
毛利		**414,273**	110,585
收購淨資產公平值超出			
收購附屬公司成本之款項		**–**	3,039,019
其他收入		**262,325**	110,010
行政費用		**(683,422)**	(196,662)
其他營運費用		**(1,025,623)**	(471,128)
經營(虧損)／溢利	8	**(1,032,447)**	2,591,824
財務費用	10	**(522,226)**	(118,157)
應佔溢利減虧損			
共同控制實體		**29,623**	(77,975)
聯營公司		**(612)**	2,696
除稅前(虧損)／溢利		**(1,525,662)**	2,398,388
稅項	11	**(5,848)**	(1,683)
本年度(虧損)／溢利		**(1,531,510)**	2,396,705
以下人士應佔:			
股東	29	**(1,531,546)**	2,395,269
少數股東權益		**36**	1,436
		(1,531,510)	2,396,705
		港仙	港仙
每股(虧損)／盈利	13		
基本		**(46.5)**	110.7
攤薄		**(46.5)**	109.4

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
物業、機器及設備	15	**3,882,504**	1,187,663
投資物業	16	**62,500**	63,000
租賃土地和土地使用權	17	**1,621,917**	1,638,620
無形資產	18	**15,520,486**	16,493,230
共同控制實體	20	**386,520**	279,432
聯營公司	21	**730**	21,346
其他非流動資產	22	**951,697**	595,120
		22,426,354	20,278,411
流動資產			
存貨	23	**94,522**	86,971
應收賬款及預付款	24	**863,138**	883,791
可收回税項		**2,546**	1,039
其他投資	25	**39,241**	69,495
現金和銀行結餘	26	**5,783,197**	5,068,214
		6,782,644	6,109,510
總資產		**29,208,998**	26,387,921

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
權益			
股本	27	**329,612**	329,058
儲備	29	**13,303,187**	14,603,396
股東資金		**13,632,799**	14,932,454
少數股東權益		**490,700**	491,910
總權益		**14,123,499**	15,424,364
負債			
非流動負債			
借貸	30	**8,439,965**	4,643,355
遞延税項負債	31	**1,778,588**	1,778,531
衍生金融工具	30	**573,109**	—
撥備	32	**120,151**	144,360
		10,911,813	6,566,246
流動負債			
應付賬款及應計費用	33	**3,633,845**	1,452,047
借貸之現期部分	30	**532,888**	2,943,806
應付税項		**6,953**	1,458
		4,173,686	4,397,311
負債總額		**15,085,499**	10,963,557
總權益及負債		**29,208,998**	26,387,921

呂耀東

董事

陳啟能

董事

公司資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 港幣千元	二零零五年 港幣千元
資產			
非流動資產			
附屬公司	19	**1**	1
流動資產			
應收附屬公司款項	19	**14,973,752**	15,715,425
應收附屬公司貸款	19	**544,508**	338,629
應收賬款及預付款	24	**1,813**	361
可收回稅項		**339**	339
現金及銀行結餘	26	**1,853,249**	2,253
		17,373,661	16,057,007
總資產		**17,373,662**	16,057,008
權益			
股本	27	**329,612**	329,058
儲備	29	**11,993,172**	12,038,414
股東權益		**12,322,784**	12,367,472
負債			
非流動負債			
借貸	30	**3,882,559**	117,000
衍生金融工具	30	**573,109**	–
		4,455,668	117,000
流動負債			
應付附屬公司款項	19	**172,955**	723,287
應付賬款及應計費用	33	**16,555**	30,661
借貸之現期部分	30	**405,700**	2,818,588
		595,210	3,572,536
負債總額		**5,050,878**	3,689,536
總權益及負債		**17,373,662**	16,057,008

呂耀東
董事

陳啟能
董事

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 港幣千元	二零零五年 港幣千元
經營業務之現金流量			
來自／(用於)經營業務之現金	34(a)	**2,232,518**	(11,413)
(已付)／退回香港利得税		**(2,897)**	881
已付中國內地所得税及澳門所得補充税		**(275)**	(1,603)
已付利息		**(529,100)**	(55,204)
來自／(用於)經營業務之現金淨額		**1,700,246**	(67,339)
投資業務之現金流量			
購買物業、機器及設備		**(2,727,143)**	(411,061)
購買租賃土地和土地使用權		**(22,463)**	–
購買無形資產		**(17,767)**	(141)
出售物業、機器及設備所得款項		**5,575**	1,091
收購附屬公司，扣除購入之現金	34(b)	**(23,508)**	(97,374)
收購附屬公司額外權益		**(6,327)**	–
投資於共同控制實體及聯營公司		**(64,610)**	(108,704)
應收共同控制實體及聯營公司款項減少／(增加)		**16,030**	(56,373)
應付共同控制實體款項(減少)／增加		**(14,103)**	14,397
遞延支出		**(977)**	(724)
遞延應收賬款(增加)／減少		**(4,047)**	4,150
應收融資租賃款項增加		**(174,270)**	(1,848)
非流動投資(增加)／減少		**(81,682)**	7,137
出售上市投資所得款項		**33,730**	49,031
出售非上市投資所得款項		**–**	57,528
已收利息		**161,734**	23,492
對沖交叉貨幣掉期淨收益		**11,626**	–
受限制銀行存款增加		**–**	(3,532)
已收共同控制實體股息		**6,565**	1,871
已收非上市及上市投資股息		**9,578**	–
用於投資業務之現金淨額		**(2,892,059)**	(521,060)

	二零零六年 港幣千元	二零零五年 港幣千元
融資活動之現金流量		
發行新股本	**18,626**	1,141,520
新增銀行借款	**287,420**	334,400
償還銀行借款	**(50,540)**	(496,580)
發行長期擔保票據	**–**	4,680,000
長期擔保票據發行費用	–	(154,624)
發行可換股票據	**1,872,000**	–
可換股票據發行費用	**(25,787)**	–
償還固定比率票據	**(172,435)**	–
融資租賃付款資本部分	**(200)**	(83)
償還少數股東貸款	**(18,200)**	(9,046)
已付予股東股息	**–**	(12,972)
已付予少數股東股息	**(2,911)**	–
來自融資活動之現金淨額	**1,907,973**	5,482,615
現金及銀行結餘增加淨額	**716,160**	4,894,216
於年初之現金及銀行結餘	**5,068,214**	170,952
滙率變動	**(1,177)**	3,046
於年末之現金及銀行結餘	**5,783,197**	5,068,214

綜合權益變動表

截至二零零六年十二月三十一日止年度

	股本 港幣千元	儲備 港幣千元	股東權益 港幣千元	少數 股東權益 港幣千元	總計 港幣千元
於二零零五年一月一日	129,648	1,295,752	1,425,400	39,025	1,464,425
非流動投資公平值變動	–	(3,871)	(3,871)	–	(3,871)
滙兌差額	–	10,740	10,740	1,259	11,999
於權益內直接確認的淨收入	–	6,869	6,869	1,259	8,128
收購附屬公司	184,052	9,754,755	9,938,807	450,190	10,388,997
發行新股換取現金	14,600	1,122,971	1,137,571	–	1,137,571
認股權獲行使時發行股份	758	3,191	3,949	–	3,949
認股權公平值	–	37,561	37,561	–	37,561
本年度溢利	–	2,395,269	2,395,269	1,436	2,396,705
二零零四年末期股息	–	(12,972)	(12,972)	–	(12,972)
	199,410	13,300,775	13,500,185	451,626	13,951,811
於二零零五年十二月三十一日	329,058	14,603,396	14,932,454	491,910	15,424,364
非流動投資公平值變動	–	122,004	122,004	–	122,004
滙兌差額	–	40,528	40,528	801	41,329
對沖現金流公平值變動	–	47,072	47,072	–	47,072
於權益內直接確認的淨收入	–	209,604	209,604	801	210,405
收購附屬公司	–	–	–	2,926	2,926
收購附屬公司額外權益	–	–	–	(2,062)	(2,062)
認股權獲行使時發行股份	554	18,072	18,626	–	18,626
認股權公平值	–	3,661	3,661	–	3,661
已付予少數股東股息	–	–	–	(2,911)	(2,911)
本年度虧損	–	(1,531,546)	(1,531,546)	36	(1,531,510)
	554	(1,509,813)	(1,509,259)	(2,011)	(1,511,270)
於二零零六年十二月三十一日	**329,612**	**13,303,187**	**13,632,799**	**490,700**	**14,123,499**

1. 一般資料

銀河娛樂集團有限公司(「本公司」)乃一家於香港註冊成立的有限公司,其主要上市地是香港聯合交易所有限公司主板。註冊辦事處及主要營業地點為香港中環夏愨道10號和記大廈16樓1606室。

本公司及其附屬公司(統稱為「本集團」)的主要業務是在澳門經營娛樂場幸運博彩或其他形式的博彩,提供酒店及有關服務以及在香港、澳門及中國內地生產、銷售及分銷建築材料。

2. 編製基準

財務報表乃採用歷史成本法,並對投資物業、非流動投資、財務資產及財務負債(包括衍生金融工具)(按公平值列值)之重估作出修訂,及按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製。

編製符合財務準則之財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本集團會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇,或涉及對財務報表屬重大假設和估算的範疇,在附註5中披露。

(a) 會計政策變動

在二零零六年,本集團採納下列由香港會計師公會頒佈在二零零六年一月一日或之後開始之會計期間生效之新訂準則、準則修訂及詮釋。本集團會計政策之變動及有關影響現載列如下。

截至二零零六年十二月三十一日止年度內,香港(國際財務報告詮釋委員會)－詮釋第4號「釐定一項安排是否包括租賃」生效,據此,本集團已重新評估全部現有安排,以根據有關安排之內容釐定該等安排是否包括租賃。經是次重新評估後,根據香港(國際財務報告詮釋委員會)詮釋第4號,若干廠房及設備及電腦軟件之安排構成租賃。因此,於二零零五年十二月三十一日賬面淨值分別為港幣36,842,000元及港幣1,139,000元之物業、廠房及設備以及無形資產已重新分類列作融資租賃投資。然而,上述變動並無對本集團之業績造成任何影響,因此無需對上年度作出調整。

2. 編製基準(續)

(b) 尚未生效的準則、已修訂準則及詮釋

本集團並未採納以下公佈但於二零零七年一月一日或之後(除文義另有所指外)開始之會計年度生效之新準則,對現有準則之修訂及詮釋如下:

香港財務報告準則第7號	金融工具:披露
香港財務報告準則第8號	業務分類
香港會計準則第1號的修訂	財務報表的呈報-資本披露
香港(國際財務報告詮釋委員會)-詮釋第8號	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)-詮釋第9號	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)-詮釋第10號	中期財務報告和減值
香港(國際財務報告詮釋委員會)-詮釋第11號	香港財務報告準則第2號 — 集團及庫存股份交易

本集團已開始評估該等準則、現有準則之修訂及詮釋對集團之影響,但現階段未能就其是否對集團之營運業績及財務狀況有重大影響而作結論。

3. 主要會計政策

編製財務報表之主要會計政策如下。除了上述附註2(a)提及者外,所應用之會計政策與過往年度所用者貫徹一致。

3.1 綜合入賬

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之賬目,並包括集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體或聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

3. 主要會計政策（續）

3.2 附屬公司

附屬公司指本集團有權控制其財政及營運政策之公司，一般附帶超過半數投票權的股權（直接或間接）或持有過半數已發行股本。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由本公司按股息收入入賬。

3.3 少數股東權益

少數股東權益即外部股東於附屬公司之經營業績及淨資產值之權益。

本集團視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司淨資產的賬面值有差額，則產生商譽。

3.4 共同控制實體及共同控制業務

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，一般而言任何一方均沒有單方面之控制權。

3. 主要會計政策（續）

3.4 共同控制實體及共同控制業務（續）

共同控制實體以權益法入賬，本集團應佔之業績列入綜合損益表而本集團應佔之資產淨值則計入綜合資產負債表中。

在本公司之資產負債表內，於共同控制實體之投資按成本值扣除減值虧損準備列賬。共同控制實體之業績由本公司按股息收入記賬。

本集團與共同控制實體交易間之未變現收益，按本集團所持共同控制實體之權益為限予以對銷。此外，除非有證據顯示已轉讓資產出現減值，否則未變現虧損亦會予以對銷。共同控制實體之會計政策已按需要作出改變，以確保與本集團之政策相等。

本集團在共同控制業務的權益按比例綜合法入賬，並將其應佔各合營經營業務的個別資產和負債、收支以及現金流量，分別計入本集團綜合財務報表有關部分。

3.5 聯營公司

聯營公司乃非附屬公司或合營公司，但本集團在股權中擁有長期權益，並對其管理有重大影響力，通常附帶有20%－50%投票權的股權。

聯營公司投資以權益法入賬，初步以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽（扣除任何累計減值虧損）。

本集團應佔收購後聯營公司的溢利或虧損於損益表內確認，而應佔收購後儲備的變動則於儲備賬內確認。投資賬面值會根據累計之收購後儲備變動而作出調整。如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收款項，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未變現收益，按集團所持聯營公司之權益為限予以對銷。除非有證據顯示已轉讓資產出現減值，否則未變現虧損亦予以對銷。聯營公司之會計政策已按需要作出改變，以確保與本集團之政策相符。

3. 主要會計政策（續）

3.6 商譽

商譽指收購成本高於在收購日集團應佔所收購之附屬公司、共同控制實體及聯營公司之可識辨淨資產之公平值數額。若增持附屬公司，商譽則指收購成本高於所購少數股東權益份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計算，另加因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內，收購共同控制實體及聯營公司的商譽包括在其投資內。商譽每年就減值進行測試，並按成本減累計減值虧損列賬。商譽減值虧損不會撥回。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時，其相差在損益表內直接確認。

3.7 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值虧損列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益有可能流入本集團，而該資產的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產（按適用）。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

在建資產在建成及可供使用前不予計提折舊。其他物業、機器及設備則以直線法按其估計可使用年限分配成本至剩餘價值及下列年率計算折舊：

租賃物業裝修	租約尚餘年期
樓宇	50年
廠場機器	5至25%
博彩設備	20至33.3%
其他資產	10至33.3%

資產之剩餘價值及可用年限在每個結算日進行檢討，及在適當時調整。如可收回價值已低於其賬面值，則將賬面值即時撇減至估計可收回價值。

出售收益或虧損指出售所得收入淨額與有關資產賬面值之差額，並於損益表入賬。

3. 主要會計政策(續)

3.8 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有,且並非由集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有土地、以經營租賃持有的土地及以融資租賃持有之樓宇。以經營租賃持有的土地,如符合投資物業其餘定義,按投資物業分類及記賬。經營租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量,包括相關的交易成本。在初步確認後,投資物業按公平值列賬。公平值乃根據外部估值師每年的評估,公平值變動在損益表列賬。

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠衡量時,才計入在資產的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用,會被重新分類為物業、機器及設備,其於重新分類日期的公平值,就會計目的而言變為其成本。現正興建或發展供日後用作投資物業的物業,被分類為發展中物業,並按成本列賬,直至建築或發展完成為止,屆時重新分類為投資物業並其後按投資物業記賬。

若物業的某個項目因其用途改變而成為投資物業,該項目於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而,若公平值收益將以往的減值虧損撥回,該撥回金額於損益表確認。

3.9 博彩牌照

博彩牌照指所獲牌照之公平值,乃在其估計可用年限內以直線法攤銷及每年作減值測試。

3.10 電腦軟件

獲取特定電腦軟件牌照並將之投入使用所產生之成本乃予以資本化,並在三年估計可用年限內以直線法攤銷。與開發或保養電腦軟件程式有關之成本乃在產生時支銷。

3.11 資產減值

沒有確定使用年限之資產無需攤銷,但最少每年就減值進行測試,及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產,當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時,資產將按可識辨現金流量的最低層次組合。除商譽外,已蒙受減值的資產於各結算日均就減值是否可以撥回進行檢討。

3. 主要會計政策(續)

3.12 遞延支出

石礦場之發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。石礦場改善工程乃環境復原之估計成本,任何估計上之變動會於石礦場改善工程賬面值中調整。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦前費用於產生時支銷。

3.13 投資

本集團將其投資分類為按公平值透過損益列賬的金融資產(包括其他投資)、貸款及應收款項及可供出售之金融資產。管理層在初步確認時視乎所購入投資之目的而釐定其投資的分類,並於每個結算日重新評估有關指定。

(a) *按公平值透過損益列賬的金融資產(包括其他投資)*

按公平值透過損益列賬的金融資產若為持作買賣或預期將於結算日後十二個月內變現,則分類為流動資產。金融資產若在購入時主要用作在短期內出售或由管理層如此指定,則分類為此類別。此金融資產初步按公平值確認,其後按公平值列賬。交易成本於損益表中支銷。

(b) *貸款及應收款*

貸款及應收款均為並無活躍市場報價之固定或可釐定付款期之非衍生金融資產。此等項目包括在流動資產內,但到期日由結算日起計超過十二個月者,則分類為非流動資產。貸款及應收款以實際利率法按攤銷成本列賬。

(c) *可供出售之金融資產*

可供出售之金融資產為非衍生工具,被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資,否則此等資產計入資產負債表之非流動投資內。可供出售之金融資產初步按公平值加交易成本確認,其後按公平值列賬。

3. 主要會計政策(續)

3.13 投資(續)

投資的購入及出售在交易日確認 — 交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓,而本集團已將擁有權的所有風險和回報實際轉讓時,投資即終止確認。按公平值透過損益表列賬之金融資產之公平值變動而產生之已實現及未實現盈虧已計入損益表內。可供出售投資的非貨幣證券公平值變動產生的未實現盈虧在權益中確認。當可供出售投資被售出或減值時,累計公平值調整列入損益表作為投資的盈虧。

有報價投資的公平值根據當時的買盤價計算。若某項金融資產的市場並不活躍(及就非上市證券而言),本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、折現現金流量分析和經改良的期權定價模式,以反映發行人的具體情況。

本集團在每個結算日評估是否有客觀證據證明某項金融資產或某組金融資產經已減值。對於可供出售投資而言,在釐定投資是否已經減值時,會考慮投資公平值有否大幅或長期跌至低於其成本值。若可供出售投資存在此等證據,累計虧損 — 按收購成本與當時公平值的差額,減該投資之前在損益表確認的任何減值虧損計算 — 自權益中剔除並在損益表記賬。在損益表確認的可供出售投資減值虧損不會透過損益表撥回。

3.14 衍生金融工具

衍生金融工具(包括認股權和可換股債券的嵌入式衍生工具)初步按於衍生工具合約訂立日之公平值確認,其後按公平值重新計量。

本集團於訂立交易時就對沖工具與對沖項目之關係,以至其風險管理目標及執行多項對沖交易之策略作檔記錄。本集團亦於訂立對沖交易時和按持續經營基準,記錄其對於該等用於對沖交易之衍生工具,是否高度有效地抵銷對沖項目公平值或現金流量變動的評估。

對沖項目剩餘到期日是超過十二個月時,作對沖用途的各項衍生工具(按公平值計算)將計入非流動資產或負債;而對沖項目之剩餘到期日是少於十二個月,則將計入流動資產或負債。可供出售的衍生金融工具將計入流動資產或負債。

3. 主要會計政策(續)

3.14 衍生金融工具(續)

就公平值對沖而言,為一個工具指定對沖確認資產或負債之公平值,這些衍生在公平值上變動及因對沖風險令對沖資產或負債公平值上變動,於損益表內確認為融資成本。若對沖交易一旦未能符合對沖會計處理方法之要求,按實際利息方法入賬之所對沖項目的賬面值須作出調整,其改變乃按照計算至到期日之年期,於損益表內攤銷。

就現金流量對沖,為一個工具指定對沖已確認資產或負債或極可能預期交易之某種風險所帶來的現金流量變異,當衍生金融工具被指定及符合條件作為現金流量對沖,其有對沖效果部分之公平值變動在權益內確認。而其無對沖效果部分之收益及虧損將直接於損益表融資成本內確認。累計於權益內之公平值變動,將於相關之對沖項目對損益產生影響之財政期間撥入損益表內。然而,當預期之交易為對沖結果確認在非金融資產或負債,過往延遲在權益內之收益或虧損自其轉移及包括資產或負債最初量度之成本。

任何不符合對沖會計處理方法之衍生工具之公平值上變動,於損益表內立即確認。

3.15 應收賬款及預付款

應收賬款及預付款初步以公平值確認,其後利用實際利率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時,即設定為應收賬款及預付款。當欠款人遇上重大財政困難,有可能破產及未能或延遲還款時,應視為貿易應收賬款已經減值。撥備金額為資產賬面值與按實際利率折現的估計未來現金流量的現值兩者的差額。撥備金額在損益表內於其他經營開支內確認。

3.16 存貨

存貨按成本值或可變現淨值二者之較低者入賬。建築材料成本以加權平均數作基準,包括物料、直接勞工及應佔之經常性開支。撲克牌成本按先進先出法釐定。食品及餐飲則利用加權平均法計算。可變現淨值以預計之銷售價減除估計銷售費用計算。

3. 主要會計政策(續)

3.17 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘,存於銀行及財務機構於存款日起計三個月內可隨時提取之款項,減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

3.18 股本

普通股被列為權益。直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除税項)。

如本公司回購其權益股本,所支付的代價,包括任何直接所佔的新增成本(扣除所得税),自本公司權益持有人應佔的權益中扣除,而股份將被註銷。

3.19 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為獲取、發行或出售某項金融資產或金融負債直接所佔的新增成本,包括向代理、顧問、經紀及交易商支付的費用及佣金、監管機構及證券交易所徵收的徵費及轉讓税及費用。借貸其後按攤銷成本列賬;所得款(扣除交易成本)與贖回價值的任何差額利用實際利率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少十二個月,否則借貸分類為流動負債。

3.20 可換股債券

(a) *附有權益部份的可換股債券*

持有人可選擇轉換為股本,而在轉換時將予發行的股份數目和將於收取的代價價值不會變動的可換股債券,入賬為複合財務工具,並包括負債部份和權益部份。

於初始確認時,可換股債券的負債部份利用對等的非可換股票據的市場利率釐定。所得款的其餘部份則分攤至轉換期權作為權益部份。與發行複合財務工具有關的交易成本,按所得款的分攤比例分攤至負債和權益部份。

負債部份其後利用實際利息法所計算的攤銷成本列賬,直至在轉換或到期時被抵銷為止。權益部份在權益賬中確認,並扣除任何税項影響。

3. 主要會計政策(續)

3.20 可換股債券(續)

(a) *附有權益部份的可換股債券(續)*

當票據被轉換時,相關的權益部份和在轉換時負債部份的賬面值轉撥至股本和發行股份的股份溢價賬。當票據被贖回時,相關的權益部份轉撥至保留盈利。

(b) *不附有權益部份的可換股債券*

沒有上文(a)所述特點的所有其他可換股債券均入賬為包含有嵌入式衍生工具和主債務合約的混合工具。

於初始確認時,可換股債券的內含衍生工具入賬為衍生財務工具,並按公平值計量。所得款超過初始確認為衍生部份的任何數額,確認為合約下的負債。與發行可換股票據有關的交易成本分攤至合約下的負債。

衍生部份其後按公平值記賬,而公平值的變動則在損益表確認。合約下的負債其後利用實際利息法所計算的攤銷成本列賬,直至在轉換或到期時被抵銷為止。

當票據被轉換時,合約下的負債賬面值連同在轉換時相關衍生部份的公平值,轉撥至股本和股份溢價賬作為所發行股份的代價。當票據被贖回時,贖回數額與兩個部份賬面值的任何差額在損益表中確認。

3.21 租賃

資產擁有權之絕大部分風險及回報轉至本集團之租賃乃作為融資租賃入賬。融資租賃乃在訂立租約時按租賃資產或最低租賃付款現值兩者中之較低者予以資本化。每項租賃付款在資本及財務費用之間之分配須達致尚餘租賃責任之固定比率。對應之租賃承擔扣除財務費用後乃計入列作流動及非流動負債。財務費用乃在租期內在損益表扣除。根據融資租賃持有之資產乃在估計可用年限或租期兩者中較短者予以折舊。

依據實際上將資產擁有權之所有風險及回報轉移至承租人之協議而租予第三者之資產,列作財務租賃之投資。租約租金之現值在資產負債表內列作應收款項,應收款項毛額與應收款現值的差額確認為未賺取融資收入。融資租約之總盈利採用投資淨額法按租約期確認,以反映租約淨投資之固定收益比率。

3. 主要會計政策(續)

3.21 租賃(續)

如租賃擁有權之重大部分風險和回報由出租人保留,分類為經營租賃。根據經營租賃應付之租金扣除出租人給予之任何優惠後,按直線法於租期內計入損益表。為租賃土地及土地使用權支付之預付款項,採用直線法按租期攤銷,若出現減值則將減值於損益表中支銷。在租賃土地物業之建築期間,租賃土地及土地使用權之攤銷,在相關資產內資本化。

3.22 撥備

當因過往事件須承擔現有之法律或推定責任,而在解除責任時有可能令到資源流出,同時責任金額能夠可靠地作出估計時,則會確認準備。當預計準備可獲償付,則將償付金確認為一項獨立資產,惟只能在償付金可實質確定時確認。

撥備按預期償還債務所需開支採用除稅前比率(反映現時市場對債務特定之金錢時間值及風險之評估)計算之現值計量。隨時間推移產生之撥備增加作為利息開支入賬。

3.23 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在綜合財務報表內之賬面值兩者之暫時差異作全數撥備。然而,若遞延稅項來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈,並在有關之遞延稅項資產實現或遞延稅項負債結算時預期將會適用之稅率及法例而釐定。

遞延稅項資產是就可能有未來應課稅溢利而就此可使用暫時差異而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之暫時差異而撥備,但假若可以控制時差撥回之時間,而短期時差有可能在可見未來不會撥回則除外。

3. 主要會計政策(續)

3.24 僱員福利

(a) *僱員權利、福利及花紅*

以強制性、合約性或自願性之方式予公共或私人退休供款管理或退休計劃之供款於財政期間到應付時確認為僱員福利開支。預付供款於有現金退款或未來付款減少時確認為資產。

僱員在年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認,直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任,而責任金額能夠可靠地作出估算時,需確立撥備。

(b) *以股份為基礎的補償*

僱員提供服務而根據以股本結算以股份為基礎的補償計劃獲授予認股權之公平值乃確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定,不包括任何非市場既定條件的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日,本公司修訂其對預期可予以行使認股權數目的估計。本公司在餘下歸屬期內於損益表確認對原估算修訂(如有)的影響,並對權益作出相應調整。當認股權獲行使時,所收取之款項(扣除任何直接相關之交易成本)均計入股本及股份溢價中。

3.25 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備,以達致預定用途或出售之資產有關之借貸利息及成本,均作為該資產之部分成本。所有其他借貸成本在產生之財政期間於損益表支銷。

3.26 收益確認

收益包括於本集團日常業務過程中就銷售貨品及服務代價之公平值。收益於扣除增值稅、退貨、回扣及折扣、信貸津貼以及其他導致收入減少之因素後列賬。

3. 主要會計政策（續）

3.26 收益確認（續）

當金額能可靠地衡量、未來經濟利益可能流入本集團、以達到本集團的各業務的特定條件時，本集團將確認收入。除非有關業務的所有或然情況已經解決，否則收入款項不被視為可以可靠地衡量。本集團以其過往業績作為估計的依據，並會考慮客戶類別、交易類別及各項安排的具體情況。

(a) *博彩業務*

博彩業務收益指博彩收益淨額，乃在提供有關服務時確認，並按本集團從該業務之經濟流入所得權益計量。

(b) *酒店營運*

來自酒店房租及餐飲銷售之收益於提供有關服務時確認。

(c) *建築材料*

建築材料銷售乃在付運貨品及法定所有權轉予客戶時確認。

(d) *租金收入*

租金收入扣除支付予承租人之任何優惠後按租約年期以直線法確認。

(e) *行政費用*

行政費用乃在提供服務時確認。

(f) *利息收入*

利息收入在考慮未償還本金額及適用利率後按時間比例根據實際利率法確認。

(g) *股息收入*

股息收入在確定有權利收取時確認。

3. 主要會計政策(續)

3.27 外幣

本集團每個實體的財務報表所列交易,均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。財務報表以港幣呈列,此乃本公司的功能及列賬貨幣。

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外,結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認內。

於損益表按公平值列賬非貨幣金融資產的匯兌差額,乃列為公平值盈虧的一部分呈列。非貨幣可供出售投資之匯兌差額乃計入權益。

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按如下方法換算為列賬貨幣:

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的匯率換算;

(ii) 每份損益表內的收入和費用按平均匯率換算;及

(iii) 所有由此產生的匯兌差額確認為權益的獨立組成項目。

在綜合賬目時,換算海外實體的淨投資,以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的匯兌差額列入權益內。當部分出售或售出一項海外業務時,該等匯兌差額在損益表確認為出售盈虧的一部分。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債,並按結算日之匯率換算。

3.28 分部報告

業務分部指從事提供產品或服務的一組資產和業務,而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務,其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。

3. 主要會計政策(續)

3.29 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任之財政期間內，於財務報表內列為負債。

4. 財務風險管理

4.1 財務風險因素

本集團經營活動面對各種財務風險，包括信貸風險、流動資金風險、現金流量及公平值利率風險、外匯風險及價格風險。集團整體的風險管理針對不可預測的金融市場和尋求降低潛在的負面因素對集團財務表現所帶來的風險。

財務風險管理由財務部根據由董事會批准的政策執行。董事會提出整體風險管理的原則，以及涵蓋外匯風險、利率風險、信貸風險及使用非衍生金融工具及投放過剩資金進行投資等特定範疇的政策。

(a) *信貸風險*

本集團沒有集中於單一債務人或單一債務人組合的信貸風險。集團的政策是確保將產品銷售給有良好信用記錄的客戶。

本集團目前並沒有向博彩者提供信貸。

(b) *流動資金風險*

流動資金風險指本集團未能應付現有到期債項之風險。

本集團藉著維持流動資金政策內訂下之審慎比率及限額，計量和監管其流動資金，包括本集團資產、負債、借款及承擔之流動性架構。

本集團亦設置穩建水平之流動資產，以確保有充裕之可動用流動現金，應付日常業務中任何突如其來之巨額現金需求。此外，亦設立備用信貸額以提供緊急流動資金支援。

(c) *現金流量及公平值利率風險*

本集團因計息負債及計息資產利率變動之影響而承受利率風險，集團的政策是建立長期銀行信貸以應付其於香港、澳門及中國內地的長期投資。政策也包括對利率走勢作緊密監控及當有利的利率價格出現時，轉換及訂立新的銀行信貸。

4. 財務風險管理(續)

4.1 財務風險因素(續)

(c) *現金流量及公平值利率風險(續)*

本集團之利率風險來自長期借貸。按浮息發出之借款方面,本集團須承受現金流量利率風險。按定息發出之借貸方面,本集團承受公平值利率風險。

本集團在認為必要時,使用浮息對定息利率調期安排以管理其現金流量利率風險。該等利率調期具有將浮息轉為定息借款的經濟影響。一般而言,本集團按浮息籌集長期借貸,並掉期為定息借貸,其息率較倘若本集團初步按定息借款所造利率為低。根據利率調期安排,本集團與對手方協定按特定之相隔期間交換參照協定名義本金額計算之定浮息息差。

(d) *外匯風險*

本集團在香港、澳門及中國內地營運,承受因多種貨幣產生之匯兑風險,所涉貨幣主要是人民幣和澳門幣。

匯兑風險主要自未來商業交易、已確認資產及負債以本集團功能貨幣以外之其他貨幣為單位而產生。

由於外幣經營活動有限,本集團並無重大匯率風險。因綜合賬目而換算海外實體的淨資產所產生的匯兑風險承擔,在匯兑儲備中入賬。

本集團監控外匯風險,並在有需要時考慮訂立遠期外匯合約以減低風險。

(e) *價格風險*

由於本集團持有的投資分類為可供出售之金融資產或其他投資,本集團就此承受股權證券的價格風險。

4.2 公平值的估計

在活躍市場買賣的金融工具之公平值系依據結算日的市場報價列賬。本集團持有的金融資產的市場報價為當時買盤價;而金融負債的適當市場報價為當時賣盤價。

本集團使用各種方法並依據結算日市場實際情況作出的假設,進行對非公開交易的證券、其他金融資產及衍生金融工具負債的公平值系之評價。

4. 財務風險管理(續)

4.2 公平值的估計(續)

遠期外匯合約的公平價值以於結算日引述的遠期匯率決定。

長期借貸的公平值是按預期未來之付款額以市場利率折現計算。

一年內到期之金融資產及負債,包括應收賬款及預付款、應付賬款及應計費用及流動借貸的面值減估計信貸調整,被假定接近其公平值。

5. 關鍵會計估算及判斷

編製本財務報表過程中,本集團根據以往經驗及其他因素,包括預期日後在合理情況下相信會出現之事件,對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設,而所得出之會計估算難免偏離實際相關業績。於下一財政期間內有重大風險以致對資產及負債之賬面值有重要調整之估算及假設討論如下:

(a) *物業、機器及設備之可用年限*

管理層釐定其物業、機器及設備之估計可用年限及剩餘價值。倘可用年限與先前估計不同,管理層將修訂折舊費用,或將已經廢棄或出售之陳舊或非策略性資產撇銷或撇減。

(b) *投資物業公平值*

投資物業之公平值,由獨立估值師以公開市值基準測定。在作出判斷時,所考慮之假設主要為結算日當時之市場情況及及按適當資本化比率。該等估算會定期以本集團市場資訊及真實之成交作比較。

(c) *商譽減值*

本集團每年測試商譽是否出現減值。現金產生單位的可收回金額按照使用價值而釐定。此等計算需要利用估算,如折現率、未來盈利能力及增長率。

5. 關鍵會計估算及判斷（續）

(d) *博彩牌照減值*

博彩牌照指收購銀河時獲取之牌照之公平值，乃在其估計可用年限（即餘下批給期限）按直線法攤銷。本集團乃按照使用價值進行測試，以評定牌照是否有任何減值。測試方法乃以未來業績之估計、業務收支之假設、影響增長率的未來經濟狀況及日後回報之估計為基準。

(e) *可供出售金融資產減值*

並非在活躍市場買賣之金融工具之公平值，乃使用估值法釐定。本集團用其判斷，挑選多種方法，並主要根據各個結算日之市況作出假設。公平值亦反映預期來自最終銷售並經扣除估計有關銷售直接開支的折現現金流量。本集團透過評估投資之公平值低於其成本之時間長短及幅度，釐定投資是否出現減值。

(f) *衍生金融工具公平值*

衍生金融工具之公平值由獨立估值師參照二項模式測定，在作出判斷時，所考慮之假設主要為結算日當時之市場情況。

(g) *撥備*

本集團就其石礦場業務分部進行環境復原。管理層根據未來環境復原支出估算，估計未來環境復原之相關撥備。該等計算需使用不同之假設，例如折現因貨幣時值導致之非即期撥備所用之折現率、現金流量之時間和數額。

(h) *以股份為基礎之支付*

授出之認股權之公平值，由獨立專業估值師根據有關流動性、認股權年期、派息率及年度無風險利率，不包括任何非市場歸屬條件之影響，一般為認股權於授出日之公平值之最佳估算。

(i) *所得稅*

本集團須於香港、澳門及中國內地繳納稅項。在釐定本集團各實體之稅項撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就潛在之稅務風險確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定財政期間的當期和遞延稅項撥備。

6. 分部資料

根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、投資物業、租賃土地和土地使用權、無形資產、其他非流動資產、存貨、應收賬款及預付款，及主要不包括投資、衍生金融工具、可收回税項及現金及銀行結餘。分部負債主要包括應付賬款、應計費用及撥備。而業務分部之間沒有任何銷售或貿易交易。

(a) 業務分類

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
截至二零零六年十二月三十一日止年度				
營業額	3,388,767	1,280,728	–	4,669,495
經營溢利／(虧損)(附註a)	(1,187,893)	52,512	102,934	(1,032,447)
財務費用				(522,226)
應佔溢利減虧損				
共同控制實體	(2,803)	32,426	–	29,623
聯營公司	–	(612)	–	(612)
除税前虧損				(1,525,662)
税項				(5,848)
本年度虧損				(1,531,510)
資本開支	(2,773,738)	(69,533)	(5,459)	(2,848,730)
折舊	(60,570)	(82,729)	(1,194)	(144,493)
攤銷	(1,007,187)	(38,459)	–	(1,045,646)
非流動投資減值	–	–	(4,237)	(4,237)
物業、機器及設備減值	–	(784)	–	(784)

(a) 博彩及娛樂業務分部業績包括城市俱樂部娛樂場及星際酒店及娛樂場所產生之開辦前開支港幣267,868,000元。

6. 分部資料（續）

(a) 業務分類（續）

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
截至二零零五年十二月三十一日止年度				
營業額	66,213	1,225,714	—	1,291,927
經營溢利／（虧損）（附註a）	2,624,750	3,683	(36,609)	2,591,824
財務費用				(118,157)
應佔溢利減虧損				
共同控制實體	—	(77,975)	—	(77,975)
聯營公司	—	2,696	—	2,696
除稅前溢利				2,398,388
稅項				(1,683)
本年度溢利				2,396,705
資本開支	(19,076,899)	(73,337)	—	(19,150,236)
折舊	(765)	(76,857)	—	(77,622)
攤銷	(418,844)	(39,602)	—	(458,446)
收購淨資產公平值超出收購附屬公司成本之款項	3,039,019	—	—	3,039,019
物業、機器及設備減值	—	(13,070)	—	(13,070)
應收賬款及其他應收款減值	—	(28,500)	—	(28,500)
非流動投資減值	—	—	(1,505)	(1,505)

(a) 博彩及娛樂業務分部業績包括收購淨資產公平值超出收購附屬公司成本之金額港幣3,039,019,000元。

6. 分部資料(續)

(a) 業務分類(續)

	博彩及娛樂 港幣千元	建築材料 港幣千元	未分配 港幣千元	合計 港幣千元
於二零零六年十二月三十一日				
分部資產	**20,403,330**	**1,782,149**	**6,636,269**	**28,821,748**
共同控制實體	**(2,769)**	**389,289**	**–**	**386,520**
聯營公司	**–**	**730**	**–**	**730**
總資產				**29,208,998**
分部負債	**2,907,093**	**539,522**	**11,638,884**	**15,085,499**
於二零零五年十二月三十一日				
分部資產	18,770,818	1,842,757	5,473,568	26,087,143
共同控制實體	—	279,432	—	279,432
聯營公司	—	21,346	—	21,346
總資產				26,387,921
分部負債	862,281	570,923	9,530,353	10,963,557

(b) 地區分佈資料

	營業額 港幣千元	資本開支 港幣千元	總資產 港幣千元
截至二零零六年十二月三十一日止年度			
澳門	**3,620,336**	**2,796,186**	**25,077,008**
香港	**516,380**	**30,515**	**2,860,182**
中國內地	**532,779**	**22,029**	**1,271,808**
	4,669,495	**2,848,730**	**29,208,998**
截至二零零五年十二月三十一日止年度			
澳門	126,936	19,112,855	24,094,083
香港	493,504	11,232	1,078,696
中國內地	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921

7. 營業額

	二零零六年 港幣千元	二零零五年 港幣千元
建築材料銷售	**1,280,728**	1,225,714
博彩經營業務		
博彩收益淨額	**3,186,893**	–
貢獻（附註a）	**167,057**	66,213
小費收入	**19,692**	–
酒店業務		
房間租金	**10,739**	–
食物及餐飲	**3,924**	–
其他	**462**	–
	4,669,495	1,291,927

(a) 本集團就若干城市俱樂部娛樂場（「若干城市俱樂部娛樂場」）與第三方訂立若干協議（「協議」），協議年期相等於與澳門特別行政區政府（「澳門政府」）訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商（「服務供應商」）已承諾為若干城市俱樂部娛樂場提供穩定客源，並為該等城市俱樂部娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市俱樂部娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市俱樂部娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認為本集團開支。

7. 營業額(續)

若干城市俱樂部娛樂場來自博彩經營業務的收支資料概述如下:

	二零零六年 港幣千元	二零零五年 港幣千元
博彩收益淨額	**2,732,614**	1,570,687
小費及其他收入	**22,820**	12,207
利息收入	**18,085**	5,510
	2,773,519	1,588,404
營運費用		
向澳門政府支付的特別博彩税及基金	**(1,101,141)**	(628,882)
已付中介人的佣金及津貼	**(1,042,232)**	(611,322)
員工成本	**(328,559)**	(108,304)
行政及其他費用	**(73,065)**	(32,870)
	(2,544,997)	(1,381,378)
博彩經營業務的貢獻	**228,522**	207,026
服務供應商的酬金淨額	**(61,465)**	(140,813)
本集團應佔的貢獻	**167,057**	66,213

8. 經營(虧損)/溢利

	二零零六年 港幣千元	二零零五年 港幣千元
經營(虧損)/溢利已計入:		
租金收入	**9,286**	13,721
利息收入		
銀行存款	**156,578**	20,257
借款予共同控制實體(附註24b)	**2,073**	2,532
借款予關連公司(附註39c)	**3,371**	–
遞延應收款(附註22d)	**797**	703
行政收入	**16,864**	2,095
非上市投資股息收入	**9,229**	12,721
上市投資股息收入	**349**	–
衍生金融工具公平值變動	**–**	2,074
上市投資公平值變動	**3,883**	6,522
出售非流動投資收益	**–**	36,554
融資租賃總盈利	**11,441**	1,734
滙兌收益	**9,417**	–
應收賬減值撥回	**2,643**	–
及已扣除:		
折舊	**144,493**	77,622
攤銷		
博彩牌照	**998,089**	418,762
電腦軟件	**1,135**	82
清除表土費用	**16,475**	16,192
石礦場改善工程	**15,050**	15,120
石礦場發展費用	**1,959**	1,905
租賃土地和土地使用權(附註a)	**12,938**	6,385
經營租賃租金		
土地及樓房	**49,166**	9,049
廠房及機器	**3,900**	3,607
專利費	**5,916**	5,906
出售物業、機器及設備之虧損	**119**	107
已售存貨成本	**1,106,659**	1,062,157
員工成本,包括董事酬金(附註b)	**947,069**	254,802
非流動投資減值	**4,237**	1,505
物業、廠房及機器減值	**784**	13,070
投資物業公平值變動	**500**	2,500
投資物業支銷	**660**	652
應收賬款及其他應收款減值	**–**	28,500
衍生金融工具公平值變動	**407**	–
滙兌虧損	**–**	1,681
核數師酬金		
核數服務		
本年度撥備	**7,643**	–
上年度撥備不足	**1,375**	1,847
非核數服務(附註c)		
本年度撥備	**476**	–
上年度撥備不足	**78**	262

8. 經營(虧損)/溢利(續)

(a) 租賃土地和土地使用權之攤銷乃扣除在建資產之資本化金額為數港幣26,349,000元(二零零五年:港幣52,636,000元)後列值。

(b) 員工成本包括認股權支出港幣3,661,000元(二零零五年:港幣37,561,000元)。

(c) 非核數服務乃扣除已資本化並計入作為非即期借貸攤銷成本款項合共港幣70,000元(二零零五年:港幣7,322,000元)後列賬。

9. 管理層酬金

(a) 董事酬金

	袍金 港幣千元	薪金、津貼及實物利益 港幣千元	酌情花紅 港幣千元	退休計劃的供款 港幣千元	認股權(附註d) 港幣千元	二零零六年總計 港幣千元	二零零五年總計 港幣千元
執行董事							
呂志和博士	100	3,000	–	150	277	**3,527**	3,138
呂耀東先生	80	11,000	164	550	273	**12,067**	8,967
陳啟能先生	80	2,401	–	84	127	**2,692**	2,390
徐應強先生	80	2,172	140	193	127	**2,712**	2,346
羅志聰先生	80	833	–	40	108	**1,061**	2,210
鄧呂慧瑜女士	80	–	–	–	188	**268**	3,358
	500	19,406	304	1,017	1,100	**22,327**	22,409
非執行董事							
張惠彬博士	180	–	–	–	118	**298**	278
鄭慕智先生	160	–	–	–	94	**254**	254
顏志宏先生	160	–	–	–	118	**278**	232
葉樹林博士	80	–	–	–	118	**198**	119
葉慶忠先生	–	–	–	–	–	–	33
	580	–	–	–	448	**1,028**	916
二零零六年總計	**1,080**	**19,406**	**304**	**1,017**	**1,548**	**23,355**	
二零零五年總計	902	6,059	781	439	15,144		23,325

二零零六年度已付之酬情花紅乃依二零零五年度之表現發放。

9. 管理層酬金(續)

(b) 五名最高酬金人士

本年度集團內五名最高酬金人士中包括一名(二零零五年:三名)董事,其酬金亦已在附註(a)中反映。其餘四名(二零零五年:二名)人士之酬金如下:

	二零零六年 港幣千元	二零零五年 港幣千元
薪金及其他酬金	**21,380**	3,129
酬情花紅	**3,194**	500
退休福利	**675**	142
認股權(附註d)	**–**	5,459
	25,249	9,230

此等人士之酬金組別如下:

	人數	
	二零零六年	二零零五年
港幣3,500,001元至港幣4,000,000元	**–**	1
港幣4,000,001元至港幣4,500,000元	**2**	–
港幣5,000,001元至港幣5,500,000元	**–**	1
港幣6,000,001元至港幣6,500,000元	**1**	–
港幣10,500,001元至港幣11,000,000元	**1**	–
	4	2

(c) 退休福利計劃

本集團於香港根據法例規定,為僱員對強制性公積金(強積金)計劃供款,供款率為僱員之每月有關入息5%。此外,本集團亦視乎情況,為僱員對同一計劃或職業退休計劃條例計劃進行補足供款。對補足供款計劃而言,倘僱員在享有全數供款利益前退出該計劃,則本集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理,並與本集團之資產分開持有。

本集團亦為澳門合資格僱員營辦一項定額供款單位基金計劃。銀河員工退休基金計劃由本集團委任之獨立管理公司成立及管理。該計劃為一項單位基金計劃。本集團及僱員每月對該計劃作出等額供款。

9. 管理層酬金(續)

(c) 退休福利計劃(續)

本集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此,本集團須按7%至22%供款率(視乎適用的地方規定而定),每月向該等計劃作出定額供款。除上文所述付款外,本集團概無支付僱員或退休人士其他退休金和退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支,包括本集團對退休計劃之供款額為港幣29,356,000元(二零零五年:港幣15,443,000元),扣除沒收之供款港幣1,119,000元(二零零五年:港幣434,000元),剩餘港幣292,000元(二零零五年:港幣171,000元)於年終可用作扣減未來的供款。

(d) 認股權

根據本公司之認股權計劃授予董事及僱員之認股權之價值為該等認股權(附註28(e))之公平值,根據歸屬期限,在本年度損益表扣除。

10. 財務費用

	二零零六年 港幣千元	二零零五年 港幣千元
利息支出		
不須於五年內全數償還之有擔保定息票據	**276,340**	12,996
須於五年內全數償還之有擔保浮息票據	**206,393**	9,283
須於五年內全數償還之定息票據	**140,781**	78,425
須於五年內全數償還之可換股票據	**5,464**	–
銀行貸款及透支	**31,795**	18,910
須於五年內全數償還之融資租賃承擔	**56**	24
可換股票據中之衍生部份公平值變動	**(67,818)**	–
對沖交叉貨幣掉期淨收入	**(11,626)**	–
其他借款成本	**12,901**	3,384
	594,286	123,022
在建資產資本化金額	**(72,060)**	(4,865)
	522,226	118,157

11. 稅項

	二零零六年 港幣千元	二零零五年 港幣千元
本年度稅項		
香港利得稅	**708**	1,049
中國內地所得稅	**1,932**	634
澳門所得補充稅	**4,029**	–
遞延稅項	**(821)**	–
	5,848	1,683

香港利得稅乃在抵銷承前結轉之可用稅項虧損後按照本年度估計應課稅溢利依17.5%(二零零五年:17.5%)稅率提撥。香港以外地區溢利之稅項乃按產生溢利國家之現行稅率提撥。

本集團除稅前(虧損)／溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異,詳情如下:

	二零零六年 港幣千元	二零零五年 港幣千元
除稅前(虧損)／溢利	**(1,525,662)**	2,398,388
應佔溢利減虧損		
共同控制實體	**(29,623)**	77,975
聯營公司	**612**	(2,696)
	(1,554,673)	2,473,667
按適用稅率之稅項	**198,149**	(288,893)
稅務減免之收入	**1,769**	4,292
無須課稅之收入	**7,638**	372,607
豁免稅項之虧損	**(33,654)**	(962)
不可扣稅之支出	**(145,778)**	(86,926)
使用先前未確認之稅項虧損	**6,866**	5,393
未確認之稅項虧損	**(40,556)**	(7,111)
稅項撥備不足	**(282)**	(83)
稅項支出	**(5,848)**	(1,683)

12. 股東應佔虧損

股東應佔虧損乃在本公司財務報表中處理,為數港幣68,975,000元(二零零五年:港幣147,264,000元)。

13. 每股(虧損)／盈利

每股基本(虧損)／盈利乃根據股東應佔虧損港幣1,531,546,000元(二零零五年:溢利港幣2,395,269,000元)及年內已發行股份之加權平均的3,293,135,440股(二零零五年:2,164,208,891股)計算。

二零零六年之每股攤薄虧損相等於每股基本虧損,因尚未行使認股權之行使並無對每股虧損造成攤薄影響。二零零五年之每股攤薄盈利乃根據股東應佔溢利港幣2,395,269,000元及已發行股份之加權平均的2,164,208,891股加因認股權而具攤薄作用之潛在股份25,507,219股計算。

14. 股息

董事會決議於截至二零零六年十二月三十一日止年度不宣派任何股息(二零零五年:無)。

15. 物業、機器及設備

集團

	樓宇 港幣千元	租賃 物業裝修 港幣千元	廠房 及機器 港幣千元	其他資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本值						
二零零五年十二月三十一日,						
按先前呈列	41,773	34,778	726,144	313,902	752,306	1,868,903
重新分類列作應收融資租賃款	–	–	–	(39,628)	–	(39,628)
二零零五年十二月三十一日,經重列	41,773	34,778	726,144	274,274	752,306	1,829,275
滙兑差額	1,751	81	11,609	7,575	–	21,016
收購附屬公司	–	–	6,922	1,398	–	8,320
增加	23,644	9,051	55,473	595,139	2,142,245	2,825,552
轉撥	1,628,168	9,638	458,440	–	(2,096,246)	–
出售	(397)	(297)	(11,984)	(12,371)	–	(25,049)
於二零零六年十二月三十一日	1,694,939	53,251	1,246,604	866,015	798,305	4,659,114
累積折舊及減值						
於二零零五年十二月三十一日,						
按先前呈列	7,736	26,102	455,177	155,383	–	644,398
重新分類列作應收融資租賃款	–	–	–	(2,786)	–	(2,786)
於二零零五年十二月三十一日,經重列	7,736	26,102	455,177	152,597	–	641,612
滙兑差額	253	36	4,693	4,094	–	9,076
本年度金額	13,722	9,276	59,707	61,788	–	144,493
出售	(59)	(46)	(8,958)	(10,292)	–	(19,355)
減值	–	–	784	–	–	784
於二零零六年十二月三十一日	21,652	35,368	511,403	208,187	–	776,610
賬面淨值						
於二零零六年十二月三十一日	**1,673,287**	**17,883**	**735,201**	**657,828**	**798,305**	**3,882,504**

15. 物業、機器及設備(續)

集團

	樓宇 港幣千元	租賃物業裝修 港幣千元	廠房及機器 港幣千元	其他資產 港幣千元	在建資產 港幣千元	總計 港幣千元
成本值						
於二零零四年十二月三十一日	40,295	32,546	700,383	256,681	–	1,029,905
滙兑差額	900	61	5,168	3,702	–	9,831
收購附屬公司	–	1,962	–	42,191	333,085	377,238
重新分類列作應收融資租賃款	–	–	–	(39,628)	–	(39,628)
增加	578	1,271	24,465	23,027	419,221	468,562
出售	–	(1,062)	(3,872)	(11,699)	–	(16,633)
於二零零五年十二月三十一日,經重列	41,773	34,778	726,144	274,274	752,306	1,829,275
累積折舊及減值						
於二零零四年十二月三十一日	4,668	24,153	396,713	137,488	–	563,022
滙兑差額	97	12	1,792	1,652	–	3,553
本年度金額	1,273	2,113	49,530	27,614	–	80,530
重新分類至應收融資租賃款	–	–	–	(2,786)	–	(2,786)
出售	–	(176)	(3,560)	(12,041)	–	(15,777)
減值	1,698	–	10,702	670	–	13,070
於二零零五年十二月三十一日,經重列	7,736	26,102	455,177	152,597	–	641,612
賬面淨值						
於二零零五年十二月三十一日,經重列	34,037	8,676	270,967	121,677	752,306	1,187,663

(a) 其他資產包括趸船、傢俬、設備、博彩設備、營運設備及汽車。

(b) 根據融資租賃持有的其他設備賬面淨值為數港幣127,000元(二零零五年:港幣382,000元)。

(c) 本年度內,因就興建一座樓宇而特別訂立之融資安排所產生之借貸成本港幣72,060,000元(二零零五年:港幣4,865,000元)以及租賃租金預付款攤銷港幣26,349,000元(二零零五年:港幣52,636,000元)已予資本化並計入在建資產內。所用資本化比率為5.96%(二零零五年:4.8%),乃用作項目資金之貸款之借貸成本。

16. 投資物業

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
按估值		
年初	**63,000**	65,500
公平值變動	**(500)**	(2,500)
年末	**62,500**	63,000

投資物業乃根據十年至五十年租賃期在香港持有，獨立專業估值師威格斯資產評估顧問有限公司按公開市值評定投資物業之估值。

17. 租賃土地和土地使用權

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
年初賬面淨值	**1,638,620**	254,645
滙兌差額	**121**	–
增加	**22,463**	47,215
收購附屬公司	**–**	1,395,781
攤銷	**(39,287)**	(59,021)
年末賬面淨值	**1,621,917**	1,638,620
成本值	**1,765,933**	1,743,328
累積攤銷	**(144,016)**	(104,708)
賬面淨值	**1,621,917**	1,638,620
十年至五十年租賃期		
澳門	**1,378,510**	1,390,359
香港	**240,462**	245,369
中國內地	**2,945**	2,892
	1,621,917	1,638,620

在香港賬面淨值為港幣216,978,000元（二零零五年：港幣221,290,000元）之租賃土地已抵押作為銀行借款之擔保（附註30）。

18. 無形資產

集團

	商譽 港幣千元	博彩牌照 港幣千元	電腦軟件 港幣千元	總計 港幣千元
成本值				
於二零零五年十二月三十一日，按先前呈列	24,259	16,887,329	1,761	16,913,349
重新分類列作應收融資租賃款	–	–	(1,276)	(1,276)
於二零零五年十二月三十一日，經重列	24,259	16,887,329	485	16,912,073
收購附屬公司（附註37）	4,490	–	–	4,490
收購附屬公司額外權益	4,265	–	–	4,265
增加	–	–	17,767	17,767
出售	–	–	(51)	(51)
於二零零六年十二月三十一日	33,014	16,887,329	18,201	16,938,544
累積攤銷				
於二零零五年十二月三十一日，按先前呈列	–	418,762	218	418,980
重新分類列作應收融資租賃款	–	–	(137)	(137)
於二零零五年十二月三十一日，經重列	–	418,762	81	418,843
本年度金額	–	998,089	1,135	999,224
出售	–	–	(9)	(9)
於二零零六年十二月三十一日	–	1,416,851	1,207	1,418,058
賬面淨值				
於二零零六年十二月三十一日	**33,014**	**15,470,478**	**16,994**	**15,520,486**
於二零零五年十二月三十一日，經重列	24,259	16,468,567	404	16,493,230

商譽乃按照本集團以營運國家及業務分部區分之現金產生單位予以分配。賬面金額為數港幣28,524,000元（二零零五年：港幣24,259,000元）及港幣4,490,000元（二零零五年：無）之商譽，乃分別分配至澳門及香港之建築材料分部。業務單位之可收回金額乃按照在用價值計算。計算在用價值所用之主要假設乃以個別分部之增長率及折扣率之最佳估算為準。

19. 附屬公司

	公司	
	二零零六年	二零零五年
	港幣千元	港幣千元
非上市股份，按成本值	**1**	1

應收貸款為無抵押，須依據當時之市場利率收取利息，並且無固定還款期。

應收及應付款項為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之附屬公司詳情載於附註42(a)。

20. 共同控制實體

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
年初	**279,432**	248,243
新投資	**63,880**	108,704
應佔業績		
除税前溢利／(虧損)	**31,974**	(77,330)
税項	**(2,351)**	(645)
股息	**(6,565)**	(1,871)
應佔滙兑儲備	**20,150**	2,331
年終	**386,520**	279,432

20. 共同控制實體(續)

(a) 本集團應佔共同控制實體之資產、負債及業績概述如下:

	二零零六年 港幣千元	二零零五年 港幣千元
非流動資產	**441,948**	391,750
流動資產	**380,915**	238,846
流動負債	**(159,690)**	(132,598)
非流動負債	**(276,653)**	(218,566)
	386,520	279,432
收入	**462,691**	400,621
開支	**(430,717)**	(477,951)
除稅前溢利/(虧損)	**31,974**	(77,330)

(b) 董事認為對集團業績或資產淨值有重大影響之共同控制實體詳情載於附註42(b)。

21. 聯營公司

	集團	
	二零零六年 港幣千元	二零零五年 港幣千元
年初	**21,346**	18,650
新投資	**730**	–
應佔業績		
除稅前(虧損)/溢利	**(612)**	3,417
稅項	**–**	(721)
轉撥往附屬公司(附註37)	**(20,734)**	–
年末	**730**	21,346

21. 聯營公司(續)

(a) 本集團應佔聯營公司之資產、負債及業績概述如下：

	二零零六年 港幣千元	二零零五年 港幣千元
非流動資產	–	6,303
流動資產	**730**	32,388
流動負債	–	(4,519)
非流動負債	–	(12,826)
	730	21,346
收入	–	44,995
開支	–	(41,578)
除稅前溢利	–	3,417

(b) 董事認為對本集團業績或資產淨值有重大影響之聯營公司詳情載於附註42(c)。

22. 其他非流動資產

	集團 二零零六年 港幣千元	集團 二零零五年 港幣千元
非流動投資(附註a)	**284,932**	85,483
應收融資租賃款(附註b)	**168,552**	30,618
衍生金融工具(附註c)	**47,072**	–
遞延支出		
清除表土費用	**68,574**	83,920
石礦場發展費用	**10,930**	12,459
石礦場改善工程	**105,880**	120,930
遞延應收款(附註d)	**6,604**	2,557
受限制銀行存款(附註e)	**259,153**	259,153
	951,697	595,120

22. 其他非流動資產(續)

(a) 非流動投資

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
非上市投資,按公平值	**284,932**	85,483

(b) 應收融資租賃款

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
應收款總額	**193,016**	37,423
未賺取融資收入	**(24,464)**	(6,805)
	168,552	30,618
計入流動資產之現期部分	**43,699**	7,363
	212,251	37,981

融資租賃可於下列年度收取:

	現值		最低收取款項	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**43,699**	7,363	**57,844**	10,978
第二至第五年	**166,245**	29,077	**190,592**	35,801
五年以上	**2,307**	1,541	**2,424**	1,622
	212,251	37,981	**250,860**	48,401

(c) 衍生金融工具

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
對沖現金流交叉貨幣掉期合約	**47,072**	—

交叉貨幣掉期合約的設定本金額為350,000,000美元(二零零五:無)。

22. 其他非流動資產(續)

(d) 遞延應收款為借予承包商款項,墊款由承包商之資產作抵押,並以當時市場利率計息,按月分期攤還直至二零一二年。應收款項之流動部分已計入其他應收款內。

(e) 受限制銀行存款乃抵押作為本集團所獲銀行融資之擔保。銀行融資包括截至二零零七年三月三十一日止期間為數港幣485,000,000元(二零零五年:港幣485,000,000元)之擔保;在二零零七年四月一日起至批給協議屆滿後九十天或二零二二年三月三十一日(以較早者為準)該金額減至港幣291,000,000元,該項擔保以澳門政府為受益人,涵蓋批給協議及兩項為數港幣75,000,000元(二零零五年:港幣75,000,000元)之循環有期貸款項下本集團之法律及合約責任。

受限制銀行存款平均到期日為三十二天(二零零五年:三十四天),實際利率為3.86%(二零零五年:3.80%)。受限制銀行存款以港幣列值。

23. 存貨

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
建築材料		
石料及沙	**31,720**	34,326
混凝土管筒及磚	**13,527**	15,944
水泥	**6,599**	7,177
零件	**24,116**	21,050
消耗品	**6,766**	6,285
	82,728	84,782
博彩及娛樂		
撲克牌	**8,769**	2,189
餐飲	**1,521**	–
消耗品	**1,504**	–
	11,794	2,189
	94,522	86,971

24. 應收賬款及預付款

	集團		公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應收賬款扣除撥備(附註a)	**504,390**	497,406	**–**	–
其他應收款扣除撥備	**68,193**	100,425	**1,245**	5
應收共同控制實體款項(附註b)	**174,053**	190,266	**–**	–
應收聯營公司款項(附註c)	**183**	–	**–**	–
預付款	**72,620**	88,331	**568**	356
應收融資租賃款之現期部分	**43,699**	7,363	**–**	–
	863,138	883,791	**1,813**	361

(a) 貿易應收賬款主要源自銷售建築材料。本集團根據當地行業標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天,而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層定期檢討。

本集團之貿易應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下:

	二零零六年	二零零五年
	港幣千元	港幣千元
一個月內	**136,508**	130,362
二至三個月	**148,612**	152,782
四至六個月	**97,840**	98,995
六個月以上	**121,430**	115,267
	504,390	497,406

本集團之應收賬款賬面金額以下列貨幣列值:

	二零零六年	二零零五年
	港幣千元	港幣千元
人民幣	**329,594**	376,579
港元	**129,724**	95,212
澳門幣	**45,072**	25,615
	504,390	497,406

因本集團有眾多客戶,故貿易應收賬款並無集中信貸風險。

24. 應收賬款及預付款(續)

(b) 應收款港幣34,483,000元(二零零五年:港幣51,091,000元),當中港幣5,648,000元(二零零五年:港幣5,648,000元)為有抵押、按當時之市場利率計息,並且根據協定條款償還。其餘應收款為無抵押、免息及根據協定條款償還。應收款按人民幣列值。

(c) 應收款為無抵押、免息及根據協定條款償還。

(d) 本集團就年內之貿易應收賬款及其他應收款確認減值虧損撥回港幣2,643,000元(二零零五年:減值虧損港幣28,500,000元)。

25. 其他投資

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
香港上市之股本證券,按市值	**29,636**	59,483
衍生金融工具,上市股本證券認股權	**9,605**	10,012
	39,241	69,495

26. 現金及銀行結餘

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元
銀行及庫存現金	**1,625,187**	476,292	**–**	2,253
短期銀行存款	**4,158,010**	4,591,922	**1,853,249**	–
	5,783,197	5,068,214	**1,853,249**	2,253

本集團之現金及銀行結餘包括約港幣3,325,000,000元(二零零五年:港幣4,283,000,000元),受限於下文附註30(b)及(c)所載票據發售協議,該款項須用於指定用途。

26. 現金及銀行結餘(續)

本集團之現金及銀行結餘賬面金額以下列貨幣列值:

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
港元	**2,302,649**	669,731	**–**	2,206
美元	**3,337,891**	4,287,360	**1,853,249**	47
澳門幣	**73,385**	33,782	**–**	–
人民幣	**69,272**	77,341	**–**	–
	5,783,197	5,068,214	**1,853,249**	2,253

現金及銀行結餘之實際利率為4.7%(二零零五年:3.7%),而平均到期日為二十四天(二零零五年:九天)。

27. 股本

	每股面值港幣0.10元之普通股	港幣千元
法定:		
於二零零五年及二零零六年十二月三十一日	6,888,000,000	688,800
發行及繳足:		
於二零零四年十二月三十一日	1,296,475,563	129,648
發行新股(附註a)	146,000,000	14,600
收購附屬公司發行新股(附註b)	1,840,519,798	184,052
認股權獲行使時發行股份	7,584,000	758
於二零零五年十二月三十一日	3,290,579,361	329,058
認股權獲行使時發行股份	5,538,000	554
於二零零六年十二月三十一日	**3,296,117,361**	**329,612**

(a) 二零零五年五月四日,本公司發行146,000,000股每股面值港幣0.10元之新股,每股發行價現金港幣8元。發行新股所得款項淨額用作收購銀河娛樂場股份有限公司(「銀河」)之資金。

(b) 二零零五年七月二十二日,本公司發行1,840,519,798股每股面值港幣0.10元之新股,每股發行價港幣8元,作為收購銀河之部分代價。

28. 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之人員。本公司於二零零二年五月三十日採納現行認股權計劃，但按照舊認股權計劃所授予之認股權仍然有效。根據計劃，認股權可授予本公司或其聯屬公司之董事、高級行政人員或僱員。每宗授出之認股權均收取港幣1元作為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動如下：

	二零零六年	二零零五年
年初	**53,908,000**	20,342,000
獲授之認股權（附註a）	**–**	41,254,000
已行使之認股權（附註b）	**(5,538,000)**	(7,584,000)
失效之認股權（附註c）	**(818,000)**	(104,000)
年末（附註d）	**47,552,000**	53,908,000

(a) 獲授之認股權

年內概無授出購股權。獲授之認股權於二零零五年十月二十一日按每股行使價港幣4.59元授出，將於二零一一年十月二十一日到期。二零零五年已授出認股權所得款為港幣97元。

(b) 已行使之認股權

行使期	**行使價** 港幣	**已發行股數**
二零零六年五月	4.5900	2,400,000
二零零六年五月	0.5333	300,000
二零零六年五月	0.5216	1,070,000
二零零六年五月	0.5140	300,000
二零零六年六月	4.5900	200,000
二零零六年十月	4.5900	408,000
二零零六年十一月	4.5900	804,000
二零零六年十二月	4.5900	56,000
		5,538,000

28. 認股權計劃(續)

(c) 失效之認股權

行使期	行使價 港幣	認股權數目 二零零六年	認股權數目 二零零五年
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**400,000**	–
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**418,000**	104,000
		818,000	104,000

(d) 尚未行使之認股權

行使期	行使價 港幣	認股權數目 二零零六年	認股權數目 二零零五年
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**2,500,000**	2,500,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**3,400,000**	3,400,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**4,280,000**	4,280,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**13,200,000**	13,200,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**3,290,000**	3,290,000
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	**400,000**	700,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	**228,000**	1,298,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	**280,000**	580,000
二零零五年十月二十二日至二零一一年十月二十一日	4.5900	**16,250,000**	19,400,000
二零零六年十月二十二日至二零一一年十月二十一日	4.5900	**3,724,000**	5,260,000
		47,552,000	53,908,000

(e) 認購權公平值及假設

二零零五年十月二十一日授予認股權之公平值利用按柏力克－舒爾斯(Black－Scholes)估值模式釐定為港幣41,713,000元。對該模式輸入的重大數據為於授出日的股份價格港幣4.425元、行使價港幣4.59元、預期股價回報標準差35%、2.5至3年的預期認股權年期、預期派息率2%，以及無風險年利率4.075%。預期股價回報標準差的波幅乃按可比較的公司過去260個交易日的每日股價統計分析計算。

29. 儲備

集團

	股份溢價 港幣千元	資本儲備 港幣千元	股本 贖回儲備 港幣千元	對沖儲備 港幣千元	投資儲備 港幣千元	認股權儲備 港幣千元	滙兑儲備 港幣千元	盈餘儲備 港幣千元	總計 港幣千元
二零零六年一月一日	11,435,004	4,395	70	–	(3,871)	37,561	11,874	3,118,363	14,603,396
滙兑差額	–	–	–	–	–	–	40,528	–	40,528
對沖現金流公平值變動	–	–	–	47,072	–	–	–	–	47,072
認股權獲行使時發行股份	21,955	–	–	–	–	(3,883)	–	–	18,072
認股權公平值	–	–	–	–	–	3,661	–	–	3,661
認股權失效	–	–	–	–	–	(412)	–	412	–
非流動投資公平值變動	–	–	–	–	122,004	–	–	–	122,004
本年度虧損	–	–	–	–	–	–	–	(1,531,546)	(1,531,546)
於二零零六年十二月三十一日	**11,456,959**	**4,395**	**70**	**47,072**	**118,133**	**36,927**	**52,402**	**1,587,229**	**13,303,187**
於二零零五年一月一日	554,087	4,395	70	–	–	–	1,134	736,066	1,295,752
滙兑差額	–	–	–	–	–	–	10,740	–	10,740
就收購附屬公司而發行新股份	9,754,755	–	–	–	–	–	–	–	9,754,755
發行新股份以換取現金	1,122,971	–	–	–	–	–	–	–	1,122,971
行使認股權而發行股份	3,191	–	–	–	–	–	–	–	3,191
認股權公平值	–	–	–	–	–	37,561	–	–	37,561
非流動投資公平值變動	–	–	–	–	(3,871)	–	–	–	(3,871)
本年度溢利	–	–	–	–	–	–	–	2,395,269	2,395,269
二零零四年末期股息	–	–	–	–	–	–	–	(12,972)	(12,972)
於二零零五年十二月三十一日	11,435,004	4,395	70	–	(3,871)	37,561	11,874	3,118,363	14,603,396

29. 儲備(續)

公司

	股份溢價 港幣千元	資本儲備 港幣千元	股本贖回儲備 港幣千元	認股權儲備 港幣千元	盈餘儲備 港幣千元	總計 港幣千元
於二零零五年十二月三十一日	11,435,004	235,239	70	35,561	332,540	12,038,414
認股權獲行使時發行股份	21,955	–	–	(3,883)	–	18,072
認股權公平值	–	–	–	5,661	–	5,661
認股權失效	–	–	–	(412)	412	–
本年度虧損	–	–	–	–	(68,975)	(68,975)
於二零零六年十二月三十一日	**11,456,959**	**235,239**	**70**	**36,927**	**263,977**	**11,993,172**
於二零零四年十二月三十一日	554,087	235,239	70	–	492,776	1,282,172
就收購附屬公司而發行新股份	9,754,755	–	–	–	–	9,754,755
發行新股換取現金	1,122,971	–	–	–	–	1,122,971
認股權獲行使時發行股份	3,191	–	–	–	–	3,191
認股權公平值	–	–	–	35,561	–	35,561
本年度虧損	–	–	–	–	(147,264)	(147,264)
二零零四年末期股息	–	–	–	–	(12,972)	(12,972)
於二零零五年十二月三十一日	11,435,004	235,239	70	35,561	332,540	12,038,414

本公司可供分配予股東之儲備為港幣263,977,000元(二零零五年:港幣332,540,000元)。

30. 借貸

	集團		公司	
	二零零六年 港幣千元	二零零五年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
銀行借款				
有抵押	**259,860**	232,400	**157,400**	157,400
無抵押	**453,420**	244,000	**403,500**	194,000
	713,280	476,400	**560,900**	351,400
其他借貸				
定息票據（附註a）	**2,521,982**	2,584,188	**2,521,982**	2,584,188
有擔保票據（附註b）	**4,532,106**	4,526,265	–	–
可換股票據（附註c）	**1,205,377**	–	**1,205,377**	–
銀行借款及其他借貸	**8,972,745**	7,586,853	**4,288,259**	2,935,588
融資租賃承擔（附註d）	**108**	308	–	–
借貸總額	**8,972,853**	7,587,161	**4,288,259**	2,935,588
列為流動負債之現期部分	**(532,888)**	(2,943,806)	**(405,700)**	(2,818,588)
	8,439,965	4,643,355	**3,882,559**	117,000

(a) 二零零五年七月二十二日，本公司發行金額為港幣2,544,240,000元於二零零六年八月二十一日到期償還附有不同利率之定息票據，作為收購銀河之部分代價。於二零零六年一月十四日，港幣2,371,805,000元定息票據之持有人已同意修訂條款，將票據到期日由二零零六年八月二十一日延至二零零八年九月三十日，並將利率改為固定利率每年6厘。於二零零六年五月二十二日，本集團已全數支付餘下港幣172,435,000元定息票據另加應計利息港幣3,401,000元。

(b) 於二零零五年十二月十四日，本集團透過其附屬公司Galaxy Entertainment Finance Company Limited發行總本金額為600,000,000美元的定息及浮息擔保優先票據（「擔保票據」）。面值350,000,000美元之定息擔保優先票據之年利率為9.875厘，須於二零一二年十二月十五日全數償還。面值250,000,000美元之浮息擔保優先票據按六個月倫敦銀行同業美元拆息加5厘計息，須於二零一零年十二月十五日全數償還。擔保票據於新加坡證券交易所有限公司上市。

票據所得款項限於用作償還特定銀行貸款、有擔保票據的利息付款、在建資產之興建及發展以及一般公司用途（附註26）。

30. 借貸(續)

(c) 於二零零六年十二月十四日,本公司根據一項於同日訂立之契約(「契約」)向獨立認購人發行總本金額為240,000,000美元(相當於約港幣1,872,000,000元)零息票可換股票據(「可換股票據」)。可換股票據為無抵押、不計息並將於二零一一年十二月十四日到期。可換股票據持有人可選擇於二零零七年六月十四日或之後至到期日為止,隨時按每股初步兌換價港幣9.36元(可予調整)將可換股票據兌換為本公司之普通股,惟須受可換股票據之條款所規限。根據可換股票據條款,兌換價按重定機制定而釐定。除非先前已經贖回、註銷或兌換,可換股票據將於到期日按本金額全數贖回。本集團可選擇於二零零七年十二月十四日之後及到期日前,隨時按本金額全數贖回全部或部分可換股票據,惟須受可換股票據條款規限。

可換股票據所得款項限於用作償還在建資產之興建及發展以及一般公司用途(附註26)。

可換股票據衍生工具公平值乃參考「二項式」期權定價模式於發行日進行估值。衍生部分之所得款項淨額超出其公平值之款項乃確認列作負債。

於資產負債表確認之可換股票據及嵌入衍生金融工具之負債分析如下:

	港幣千元
可換股票據面值(扣除交易成本)	**1,846,213**
於發行日之衍生部分	**(642,798)**
於發行日之可換股票據負債	**1,203,415**
滙兌差額	**(3,502)**
利息開支	**5,464**
於二零零六年十二月三十一日	**1,205,377**

可換股票據之利息開支按實際利率9.23%利用實際利率法計算。

	港幣千元
於發行日期之衍生部分	**642,798**
公平值變動	**(67,818)**
滙兌差額	**(1,871)**
於二零零六年十二月三十一日	**573,109**

30. 借貸（續）

(c) （續）

衍生部分公平值參考「二項式」模式釐定。計算有關公平值所用之主要假設如下：

(i) 估值乃假設可換股票據將會繼續而並無不履約支付、延遲付款，且並無提前贖回。

(ii) 本公司股價之波幅乃按發行可換股票據前六年內之股價波動而釐定。預期波幅為50%。

(iii) 無風險率乃按各日期之滙兑基金票據之收益率而釐定，到期年期根據可換股票據之年期釐定。

(iv) 預期可換股票據期限內之派息率為0.1%。

(d) 融資租賃負債

融資租賃負債須於下列年度支付：

	最低付款		現值	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元
一年內	**135**	279	**108**	218
第二年	**–**	114	**–**	90
	135	393	**108**	308

(e) 借貸到期日：

	集團							
	銀行借款		定息票據		擔保票據		可換股票據	
	二零零六年	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元	**港幣千元**	港幣千元
一年內	**532,780**	359,400	**–**	2,584,188	**–**	–	**–**	–
第一至第二年	**157,360**	117,000	**2,521,982**	–	**–**	–	**–**	–
第二至第五年	**6,480**	–	**–**	–	**1,889,973**	1,885,944	**1,205,377**	–
五年以上	**16,660**	–	**–**	–	**2,642,133**	2,640,321	**–**	–
	713,280	476,400	**2,521,982**	2,584,188	**4,532,106**	4,526,265	**1,205,377**	–

30. 借貸(續)

(e) (續)

	公司					
	銀行借款		定息票據		可換股票據	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**405,700**	234,400	**–**	2,584,188	**–**	–
第一至第二年	**155,200**	117,000	**2,521,982**	–	**–**	–
第二至第五年	**–**	–	**–**	–	**1,205,377**	–
	560,900	351,400	**2,521,982**	2,584,188	**1,205,377**	–

(f) 實際利率

	二零零六年			二零零五年	
	港幣	人民幣	美元	港幣	美元
銀行借款	**4.4%**	**5.0%**	**–**	4.7%	–
定息票據	**5.7%**	**–**	**–**	6.9%	–
有擔保票據	**–**	**–**	**10.9%**	–	10.5%
可換股票據	**–**	**–**	**9.23%**	–	–

(g) 本集團借貸之利率變動及重訂合約價格日期或到期日(以較早者為準)如下:

	集團		公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
六個月或以下	**2,603,361**	2,362,652	**560,900**	351,400
六至十二個月	**–**	2,584,188	**–**	2,584,188
一至五年	**3,727,359**	–	**3,727,359**	–
五年以上	**2,642,133**	2,640,321	**–**	–
	8,972,853	7,587,161	**4,288,259**	2,935,588

30. 借貸(續)

(h) 借貸之賬面金額及公平值如下:

	集團				公司			
	賬面金額		公平值		賬面金額		公平值	
	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
銀行貸款	**713,280**	476,400	**713,280**	476,400	**560,900**	351,400	**560,900**	351,400
固定息率票據	**2,521,982**	2,584,188	**2,281,206**	2,584,188	**2,521,982**	2,584,188	**2,281,206**	2,584,188
有抵保票據	**4,532,106**	4,526,265	**4,552,934**	4,622,165	**–**	–	**–**	–
可換股票據	**1,205,377**	–	**1,139,685**	–	**1,205,377**	–	**1,139,685**	–
其他借貸	**108**	308	**108**	308	**–**	–	**–**	–
	8,972,853	7,587,161	**8,687,213**	7,683,061	**4,288,259**	2,935,588	**3,981,791**	2,935,588

借貸公平值按現行借貸利率利用現金流折現法計算。浮息及其他流動借貸之賬面值與其公平值相若。

(i) 銀行借貸及其他借貸賬面金額按下列貨幣列值:

	集團		公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	港幣千元	港幣千元	港幣千元	港幣千元
港元	**3,185,342**	3,060,589	**3,082,882**	2,935,588
美元	**5,737,591**	4,526,572	**1,205,377**	–
人民幣	**49,920**	–	**–**	–
	8,972,853	7,587,161	**4,288,259**	2,935,588

31. 遞延税項負債

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
於年初	**1,778,531**	13,884
收購附屬公司	**878**	1,764,647
計入損益表	**(821)**	–
於年末	**1,778,588**	1,778,531

當有法定權利可將現有税項資產與現有税項負債抵銷而遞延税項涉及同一機關,則可將遞延税項資產與負債互相抵銷。經計入適當抵銷後 以上負債在綜合資產負債表內列賬。

31. 遞延稅項負債(續)

遞延稅項乃根據負債法採用集團營運國家之適用稅率就暫時差異全數計算。遞延稅項負債／(資產)之變動如下:

	稅項折舊 港幣千元	稅項虧損 港幣千元	公平值調整 港幣千元	總計 港幣千元
於二零零四年十二月三十一日	39,463	(25,579)	–	13,884
收購附屬公司	–	–	1,764,647	1,764,647
在損益表(計入)／扣除	(5,317)	5,317	–	–
於二零零五年十二月三十一日	34,146	(20,262)	1,764,647	1,778,531
收購附屬公司(附註37)	878	–	–	878
在損益表(計入)／扣除	4,101	(4,105)	(817)	(821)
於二零零六年十二月三十一日	**39,125**	**(24,367)**	**1,763,830**	**1,778,588**

未用稅項虧損及其他暫時差異合共港幣403,086,000元(二零零五年:港幣189,952,000元)產生之遞延稅項資產港幣67,883,000元(二零零五年:港幣37,993,000元)並無在財務報表中確認。未動用稅項虧損港幣171,174,000元(二零零五年:港幣133,106,000元)並無到期日,而其餘將於二零一二年或以前之多個日期到期。

32. 撥備

		集團	
	環境復原 港幣千元	採礦權利 港幣千元	總計 港幣千元
於二零零四年十二月三十一日	138,972	58,990	197,962
在損益表扣除	1,650	12,820	14,470
本年度使用	(18,552)	(8,720)	(27,272)
於二零零五年十二月三十一日	122,070	63,090	185,160
額外撥備	5,500	–	5,500
在損益表扣除	1,460	12,820	14,280
本年度使用	(9,160)	(8,710)	(17,870)
於二零零六年十二月三十一日	**119,870**	**67,200**	**187,070**

撥備現期部分金額港幣66,919,000元(二零零五年:港幣40,800,000元)計入其他應付賬款。

33. 應付賬款及應計費用

	集團		公司	
	二零零六年	二零零五年	**二零零六年**	二零零五年
	港幣千元	港幣千元	**港幣千元**	港幣千元
貿易應付賬款(附註a)	**975,230**	393,049	**–**	–
其他應付款	**668,863**	379,396	**–**	12,500
已發出籌碼	**1,065,413**	345,924	**–**	–
應付共同控制實體款項(附註b)	**294**	14,397	**–**	–
少數股東貸款(附註b)	**76,088**	94,288	**–**	–
營運應計費用	**843,663**	219,671	**16,555**	18,161
已收按金	**4,294**	5,322	**–**	–
	3,633,845	1,452,047	**16,555**	30,661

(a) 本集團之貿易應付賬款依發票日期之賬齡分析如下:

	二零零六年	二零零五年
	港幣千元	港幣千元
一個月內	**816,005**	245,230
二至三個月	**65,820**	49,207
四至六個月	**55,560**	41,135
六個月以上	**37,845**	57,477
	975,230	393,049

本集團之貿易應付賬款之賬面值以下列貨幣列值:

	二零零六年	二零零五年
	港幣千元	港幣千元
澳門幣	**795,853**	197,279
人民幣	**147,710**	176,738
港幣	**31,667**	19,032
	975,230	393,049

(b) 應付款項為無抵押、免息及無固定還款期。

34. 綜合現金流量表附註

(a) 經營(虧損)／溢利與來自／(用於)經營業務之現金對賬表

	二零零六年 港幣千元	二零零五年 港幣千元
經營(虧損)／溢利	**(1,032,447)**	2,591,824
收購淨資產公平值超出收購附屬公司成本之款項	**–**	(3,039,019)
折舊	**144,493**	77,622
投資物業公平值變動	**500**	2,500
出售物業、機器及設備虧損	**119**	107
出售無形資產虧損	**42**	–
出售非流動投資收益	**–**	(36,554)
上市投資公平值變動	**(3,883)**	(6,522)
衍生金融工具公平值變動	**407**	(2,074)
非流動投資減值	**4,237**	1,505
物業、機器及設備減值	**784**	13,070
利息收入	**(162,819)**	(23,492)
融資租賃總盈利	**(11,441)**	(1,734)
上市及非上市投資股息收入	**(9,578)**	(12,721)
遞延支出攤銷	**33,484**	33,217
無形資產攤銷	**999,224**	418,844
租賃土地及土地使用權攤銷	**12,938**	6,385
授予認股權公平值	**3,661**	37,561
營運資本變動前之經營(虧損)／溢利	**(20,279)**	60,519
存貨(增加)／減少	**(600)**	9,781
應收賬款及預付款減少／(增加)	**110,976**	(104,413)
應付賬款及應計費用增加	**2,142,421**	22,700
來自／(用於)經營業務之現金	**2,232,518**	(11,413)

34. 綜合現金流量表附註(續)

(b) 企業合併相關現金流出分析

	二零零六年 港幣千元	二零零五年 港幣千元
以現金償付之收購代價		
泰瑪士柏油香港有限公司(附註37)	**(68,768)**	–
銀河娛樂場股份有限公司	–	(1,155,543)
澳門之混凝土公司	–	(24,394)
所收購附屬公司之現金及現金等價物	**45,260**	1,082,563
收購時之現金流出淨額	**(23,508)**	(97,374)

35. 資本承擔

	集團	
	二零零六年 港幣千元	二零零五年 港幣千元
已簽約但未撥備	**2,315,845**	740,444
已批准但未簽約	**1,206,054**	2,741,982

36. 經營租賃承擔

根據不可撤銷之土地及樓宇及設備經營租賃而於未來之最低租賃支出總額如下:

	集團	
	二零零六年 港幣千元	二零零五年 港幣千元
第一年	**22,258**	16,921
第二至第五年	**47,846**	46,311
五年以上	**108,527**	115,978
	178,631	179,210

37. 業務合併

於二零零六年八月，本集團以淨現金代價港幣68,768,000元收購泰瑪士柏油香港有限公司(「泰瑪士柏油」)之80%股權。泰瑪士柏油從事製造、銷售及舖設柏油業務。自收購後，本集團於泰瑪士柏油之權益已由20%增至100%。因此，泰瑪士柏油不再為一家聯營公司，並成為本公司之全資附屬公司。收購產生之淨資產如下：

	被收購方之賬面值 港幣千元	公平值 港幣千元
物業、機器及設備	8,320	8,320
存貨	6,951	6,951
應收賬款及預付款	67,968	67,968
現金及銀行結餘	45,260	45,260
應付賬款及應計費用	(36,192)	(36,192)
應付税項	(491)	(491)
撥備	(3,000)	(3,000)
遞延税項負債	(878)	(878)
淨資產	87,938	87,938
少數股東權益		(2,926)
本集團之前持有之權益(附註21)		(20,734)
購入之淨資產		64,278
現金代價		68,768
商譽(附註18)		4,490

自收購日期起，已收購業務帶來之收益及除税後溢利貢獻分別為港幣62,986,000元及港幣1,249,000元。倘收購事項於二零零六年一月一日發生，本集團的收益及除税後溢利將分別增加港幣93,966,000元及港幣2,950,000元。

商譽之產生可歸因於已購入業務之預期盈利能力。

38. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃收入總額如下:

	集團	
	二零零六年	二零零五年
	港幣千元	港幣千元
第一年	**20,992**	13,524
第二至第五年	**73,257**	43,584
五年以上	**42,256**	10,504
	136,505	67,612

39. 有關連人士交易

年內,在集團正常業務範圍內進行之重大有關連人士交易如下:

(a) 出售石料予一間聯營公司合計為港幣11,356,000元(二零零五年:港幣18,230,000元),而出售預製混凝土及水泥予一間共同控制實體合計為港幣11,628,000元(二零零五年:港幣62,600,000元)。

(b) 根據與一間聯營公司之租務協議條款收取租金為港幣5,753,000元(二零零五年:港幣9,603,000元)。

(c) 按訂約方協定之條款,應收本公司主要股東嘉華國際集團有限公司(「嘉華國際」)一間附屬公司利息收入為港幣3,371,000元(二零零五年:無)及應收共同控制實體利息收入為港幣2,073,000元(二零零五年:港幣2,532,000元)。

(d) 租賃費用港幣2,015,000元(二零零五年:港幣1,172,000元)乃支付予嘉華國際之一間附屬公司,條款根據各方於租賃協議內所定。

(e) 收取自共同控制實體之管理費為港幣1,391,000元(二零零五年:港幣437,000元)。

(f) 於共同控制實體及聯營公司之餘款已於附註24披露。

(g) 根據各方協定之定息票據條款,發行予 City Lion Profits Corp.及Recurrent Profits Limited之定息票據之融資成本分別為港幣140,081,000元(二零零五年:港幣52,904,000元)及港幣3,073,000元(二零零五年:港幣1,160,000元)。City Lion Profits Corp.是由呂志和博士以創立人身份成立的一項全權信託全資擁有,呂志和博士、呂耀東先生及鄧呂慧瑜女士(全部均為本公司董事)為該全權信託之直接或間接可能受益人;及Recurrent Profits Limited由呂耀東先生全資擁有。

39. 有關連人士交易(續)

(h) 主要管理人員包括主席、副主席、董事總經理、副董事總經理及其他執行董事。主要管理人員之總薪酬載列如下:

	二零零六年 港幣千元	二零零五年 港幣千元
袍金	**500**	434
薪金及其他酬金	**19,406**	6,059
酌情花紅	**304**	781
退休福利	**1,017**	439
認股權	**1,100**	14,696
	22,327	22,409

40. 擔保

本公司已就附屬公司取得之信貸額港幣209,858,000元(二零零五年:港幣262,440,000元)向銀行出具擔保,其中已動用港幣175,147,000元(二零零五年:港幣123,868,000元)。

本集團已就一間聯營公司取得之信貸額港幣9,125,000元(二零零五年:無)向銀行出具擔保。於二零零六年十二月三十一日,已動用之信貸額為港幣9,125,000元(二零零五年:無)。

41. 財務報表批核

財務報表已於二零零七年四月十八日獲董事會批准。

42. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	已發行股本 普通股股數	已發行股本 無投票權遞延股股數	已發行股本 每股面值 港幣	集團持有股權百分比	主要業務
在香港註冊成立						
百利昌有限公司	香港	3,000,000	—	1	99.93	銷售及分銷混凝土管筒
輝亨有限公司	香港	2	—	1	100	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	100	投資控股
Construction Materials Limited	香港	30,000	—	10	100	經銷石料
多倫(香港)有限公司	香港	1,000	—	10	100	銷售及分銷混凝土管筒
銀河娛樂企業管理有限公司	香港	1	—	1	100	提供管理服務
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	100	貿易

42. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	已發行股本 普通股股數	無投票權遞延股股數	每股面值 港幣	集團持有股權百分比	主要業務
嘉華石礦有限公司	香港	200,002	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	63.5	石礦採石
禮榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	—	1	100	投資控股
貴通有限公司	香港	2	—	1	100	設備租賃
彩城有限公司	香港	2	—	1	100	投資控股
彩誌有限公司	香港	100	—	1	95	投資控股
彩域有限公司	香港	2	—	1	100	投資控股
星園有限公司	香港	2	—	1	100	投資控股
泰瑪士柏油香港有限公司	香港	1,100,000	—	10	100	製造、銷售及鋪砌柏油

42. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品(深圳)有限公司	深圳	港幣10,000,000	100	製造、銷售及分銷混凝土管筒
嘉華建築制品(深圳)有限公司	深圳	美元1,290,000	100	製造、銷售及分銷混凝土管筒
嘉華諮詢(廣州)有限公司	廣州	港幣1,560,000	100	提供管理服務
嘉華諮詢(上海)有限公司	上海	美元350,000	100	提供管理服務
嘉華石礦(湖州)有限公司	湖州	美元4,250,000	100	石礦採石
上海嘉申混凝土有限公司	上海	人民幣20,000,000	100	製造、銷售及分銷預拌混凝土
上海嘉華育松混凝土有限公司	上海	美元2,420,000	100	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	100	製造、銷售及分銷混凝土管樁
合作經營企業				
北京嘉華高強混凝土有限公司	北京	美元2,450,000	100	製造、銷售及分銷預拌混凝土

42. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	100	製造、銷售及分銷混凝土管樁
合資經營企業				
上海港匯混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	55	製造、銷售及分銷預拌混凝土
上海信財混凝土有限公司	上海	美元2,100,000	99	製造、銷售及分銷預拌混凝土

42. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	已發行普通股股數	每股面值	集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
Canton Treasure Group Ltd.	澳門	10	1美元	100*	投資控股
Cheer Profit International Limited	澳門	10	1美元	100	物業投資
Eternal Profits International Limited	香港	10	1美元	100	物業投資
Galaxy Entertainment Finance Company Limited	澳門	10	1美元	88.1	財務融資
K. Wah Construction Materials Limited	香港	10	1美元	100*	投資控股
High Regard Investments Limited	香港	20	1美元	100	投資控股
Latent Developments Limited	香港	10	1美元	100	投資控股
Profit Access Investments Limited	香港	10	1美元	100	投資控股
Prosperous Fields Limited	香港	10	1美元	100	投資控股
Taksin Profits Limited	香港	17	1美元	100	投資控股
Woodland Assets Limited	香港	10	1美元	100	投資控股

42. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	已發行普通股股數	每股面值	集團持有股權百分比	主要業務
在澳門註冊成立					
銀河娛樂場股份有限公司	澳門	951,900	澳門幣100,000	88.1	娛樂幸運博彩
星際酒店有限公司 (前稱 Majesty (International) Hotel Investment Company Limited)	澳門	不適用	不適用	88.1	物業控股
嘉華(澳門離岸商業服務)有限公司	澳門	1	澳門幣10,000	100	貿易
威盛混凝土有限公司	澳門	25,000	澳門幣25,000	75	貿易

* 本公司直接全資擁有

42. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	註冊資本	集團持有股權百分比	主要業務
在中國內地註冊成立				
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	30	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	40	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	50	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	30	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣660,000,000	31	製造、銷售及分銷水泥及礦渣
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	35	製造、銷售及分銷礦渣

(c) 聯營公司

公司名稱	主要經營地區	已發行普通股股數	每股面值港幣	集團持有股權百分比	主要業務
在香港註冊成立					
友盟嘉華石業有限公司	香港	2,000,000	1	36.5	石礦採石

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Galaxy Entertainment Group Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular should be read in conjunction with the accompanying Annual Report for the year ended 31st December 2006.

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

PROPOSALS FOR RE-ELECTION OF DIRECTORS

AND

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

27th April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"2006 Annual General Meeting"	the annual general meeting of the Company held on 29th June 2006
"Annual General Meeting"	the annual general meeting of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 26th June 2007 at 11:00 a.m.
"Annual Report"	the annual report of the Company for the year ended 31st December 2006
"Article(s)"	article(s) of the Articles of Association
"Articles of Association"	articles of association of the Company
"associates"	has the meaning ascribed to the expression under the Listing Rules
"Board"	the board of Directors
"Companies Ordinance"	Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	Galaxy Entertainment Group Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"connected persons"	has the meaning ascribed to the expression under the Listing Rules
"Director(s)"	the director(s) of the Company
"Dr. Lui"	Dr. Lui Che Woo, a director and the Chairman of the Company
"Extraordinary General Meeting"	the extraordinary general meeting of the Company held on 9th February 2007
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange and a substantial shareholder of the Company
"Latest Practicable Date"	23rd April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lui Family Members"	family members comprising Dr. Lui, his spouse, sons and daughters
"Repurchase Code"	the Hong Kong Code on Share Repurchases
"Securities and Futures Ordinance"	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Option Scheme"	the share option scheme adopted by the Company at the annual general meeting of the Company held on 30th May 2002
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Trusts"	the two discretionary Lui Family trusts established by Dr. Lui as founder
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, GBS, MBE, JP, LLD, DSSc, DBA *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang
Joseph Chee Ying Keung
William Lo Chi Chung
Paddy Tang Lui Wai Yu, JP

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*
Anthony Thomas Christopher Carter

* *Independent Non-executive Directors*

Registered Office:
Room 1606, 16th Floor
Hutchison House
10 Harcourt Road
Central
Hong Kong

27th April 2007

To the Shareholders,

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS

AND

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting relating to (i) the re-election of Directors; (ii) the granting to the Directors of a general mandate for the repurchase of Shares representing up to 10% and (iii) a general mandate to issue and allot new Shares not exceeding 20% of the Company's issued share capital as at the date of passing of such resolutions.

RE-ELECTION OF DIRECTORS

Pursuant to Article 106(A) of the Articles of Association, Mr. Francis Lui Yiu Tung and Mr. James Ross Ancell shall retire by rotation at the Annual General Meeting. In addition, Mr. Anthony Thomas Christopher Carter, being a Director appointed by the Board on 18th April 2007, shall hold office only until the Annual General Meeting pursuant to Article 97 of the Articles of Association. All the retiring Directors, being eligible, offer themselves for re-election.

Details of the Directors proposed to be re-elected are set out in Appendix I to this circular.

GENERAL MANDATES TO REPURCHASE SHARES AND ISSUE SHARES

At the 2006 Annual General Meeting, an ordinary resolution was passed in relation to the granting of a general mandate to the Directors to repurchase Shares not exceeding 10% of the issued share capital of the Company as at that date ("Existing Repurchase Mandate"). At the Extraordinary General Meeting, an ordinary resolution was passed granting a general mandate for the Directors to issue and allot new Shares not exceeding 20% of the issued share capital of the Company as at the date ("Existing Share Issue Mandate").

Both the Existing Repurchase Mandate and the Existing Share Issue Mandate will expire upon the conclusion of the Annual General Meeting. The Directors consider that the Existing Repurchase Mandate and the Existing Share Issue Mandate increase the flexibility and provide discretion to the Board in managing the Company's affairs and capital base and are in the interests of the Shareholders, and that both of the same shall continue to be adopted by the Company.

A new general mandate for the Directors to repurchase Shares representing up to 10% and a new general mandate for the Directors to issue and allot new Shares not exceeding 20% of the issued share capital of the Company as at the date of passing of such resolutions as respectively set out in Resolution 4.1 ("New Repurchase Mandate") and in Resolutions 4.2 and 4.3 ("New Share Issue Mandate") in the notice of the Annual General Meeting will be proposed at the Annual General Meeting. Resolution 4.3 also proposes to add to the 20% limit under the New Share Issue Mandate such Shares as repurchased pursuant to the New Repurchase Mandate, assuming Resolutions 4.1, 4.2 and 4.3 are all passed, and the mandates sought therein are all granted, by Shareholders at the Annual General Meeting.

With respect to the proposed New Repurchase Mandate, the Directors wish to state that they have no immediate plans to repurchase any Shares.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 4.1 to be proposed at the Annual General Meeting in relation to the New Repurchase Mandate is set out in Appendix II to this circular. With respect to the proposed New Share Issue Mandate, on the basis of the issued share capital of the Company as at the Latest Practicable Date (assuming no further changes to the issued share capital of the Company from that date until the date of the Annual General Meeting), the maximum number of Shares that can be alotted and issued by the Company is 659,728,272.

NOTICE OF ANNUAL GENERAL MEETING

Notice of the Annual General Meeting is set out in the Annual Report sent to Shareholders on the same date as this circular. A proxy form for use at the Annual General Meeting is enclosed with the Annual Report. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the registered office of the Company at Room 1606, 16th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong as soon as possible and, in any event, so as to be received by the Company, not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting in person at the meeting if you so wish.

PROCEDURE FOR DEMANDING A POLL

According to Article 75 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded: (i) by the chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

RECOMMENDATION

The Directors consider that the re-election of Directors, the New Repurchase Mandate and the New Share Issue Mandate are each in the best interests of the Company, and accordingly, recommend all Shareholders to vote in favour of such resolutions to be proposed at the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Galaxy Entertainment Group Limited
Dr. Lui Che Woo
Chairman

The details of the Directors proposed for re-election at the Annual General Meeting are set out below:

Mr. Francis Lui Yiu Tung, aged 51, has been an executive director of the Company since June 1987 and is the Deputy Chairman of the Company. He is also an executive director of KWIH, a substantial shareholder of the Company, which is listed on the Stock Exchange. In addition, he is a director of a number of subsidiaries of the Company.

Mr. Lui holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Save as disclosed, Mr. Lui did not hold any directorships in any listed public companies in the past three years. Mr. Lui is a son of Dr. Lui and a younger brother of Ms. Paddy Tang Lui Wai Yu, an Executive Director of the Company. He is also a direct or indirect discretionary beneficiary of the Trusts which are controlling shareholders of the Company. Save as disclosed, he has no relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Lui's service contract does not provide for a fixed length or proposed length of service with the Company. He is not appointed for a specific term but shall be subject to retirement by rotation and re-election at the annual general meeting in accordance with the Articles of Association. The amount of emoluments covered by his service contract comprises an annual salary (including allowances), an annual director's fee and an annual remuneration committee chairman's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, discretionary share options and discretionary bonuses. His emoluments amounted to HK$12,065,896 including director's fees, salaries, allowances and benefits in kind, discretionary bonus, pension scheme contribution and share-based payment for the year ended 31st December 2006. His director's fee (presently expected to be HK$80,000) and remuneration committee chairman's fee (presently expected to be HK$50,000) for the year ended 31st December 2006 will be submitted to the Shareholders for approval at the Annual General Meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Lui has interests in a total of 2,353,370,951 Shares and underlying shares (including deemed interests) under Part XV of the Securities and Futures Ordinance. He holds share options entitling him to subscribe for 11,050,000 Shares. Save as disclosed, Mr. Lui has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Mr. Lui's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraph (h) to (v) of Rule 13.51(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

Mr. James Ross Ancell, aged 53, has been an independent non-executive director of the Company since April 2004 and an audit committee member of the Company since June 2004. Save as disclosed, he does not hold any positions with the Company or any subsidiaries of the Company.

Mr. Ancell holds a Bachelor's degree in Management Studies from University of Waikato in New Zealand. He is a member of the Institute of Chartered Accountants of New Zealand and has over 30 years of broad experience in building materials and construction sectors, waste management and recycling business gained from multinational corporations. He is currently the Chairman of Churngold Construction Holdings Limited in the UK, a leading specialist groundworks subcontractor carrying out groundworks and road surfacing, with a separate remediation business, cleaning up sites contaminated by previous industrial activity.

Mr. Ancell is a non-executive director of MJ Gleeson Group PLC which is listed on the London Stock Exchange. Save as disclosed, Mr. Ancell did not hold any directorship in any listed public companies in the past three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Ancell's service contract with the Company provides for a term of 3 years. His emoluments covered by his service contract comprise an annual director's fee and an annual audit committee member's fee which will be proposed by the Board and approved by the Shareholders at the subsequent year's annual general meeting, and discretionary share options. His director's fee and audit committee member's fee for the year ended 31st December 2006, which is presently expected to be HK$80,000 each, will be submitted to the Shareholders for approval at the Annual General Meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Ancell has interests in share options entitling him to subscribe for 250,000 Shares. Save as disclosed, Mr. Ancell has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Mr. Ancell's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraph (h) to (v) of Rule 13.51(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

Mr. Anthony Thomas Christopher Carter, aged 61, has been appointed a non-executive director of the Company since 18th April 2007. In addition, he is a director of Galaxy Casino, S.A., a subsidiary of the Company and a director of a number of other subsidiaries of the Company.

Mr. Carter holds a L.L.B. (Hons) from the University of Leeds in England. He is a solicitor in the United Kingdom, Hong Kong and Australia and a Notary Public in Hong Kong. He has extensive experience in strategic planning and business management as well as in corporate finance and development.

Apart from being a non-executive director of the Company, Mr. Carter did not hold any directorship in any listed public companies in the past three years. He does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

Mr. Carter's service contract with the Company provides for a term of 3 years. His emoluments covered by his service contract comprise an annual director's fee which will be proposed by the Board and approved by Shareholders at the subsequent year's annual general meeting. He is also entitled to discretionary share options. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

As at the Latest Practicable Date, Mr. Carter has interests in a total of 2,800,000 Shares within the meaning of Part XV of the Securities and Futures Ordinance, comprising 300,000 Shares and share options entitling him to subscribe for 2,500,000 Shares. Save as disclosed, Mr. Carter has no interests in the Shares within the meaning of Part XV of the Securities and Futures Ordinance.

To the best of the Directors' knowledge and belief and having made all reasonable enquiries, in relation to Mr. Carter's proposed re-election, there is no information that is required to be disclosed pursuant to any of the requirements of paragraph (h) to (v) of Rule 13.51(2) of the Listing Rules. Save as disclosed herein, the Board is not aware of any other matters that need to be brought to the attention of the Shareholders.

This Appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the Annual General Meeting in relation to the proposed repurchase mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,298,641,361 Shares. As at the same date, there are outstanding share options granted under the Share Option Scheme and the share option scheme of the Company adopted on 10th September 1996 and expired on 9th September 2000 to subscribe for 45,028,000 Shares. There are also outstanding zero coupon convertible notes due 2011 in the aggregate principal amount of US$240,000,000 convertible into Shares at any time on or after 14th June 2007 to 14th December 2011 at an initial conversion price of HK$9.36 (subject to adjustment) per Share.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued (whether generally or pursuant to the exercise of the subscription rights attaching to the outstanding share options or exercise of the conversion rights attaching to the outstanding zero coupon convertible notes due 2011) or repurchased before the Annual General Meeting, the Company will be allowed to repurchase a maximum of 329,864,136 Shares during the period ending on the earliest of: (i) the conclusion of the next annual general meeting of the Company; or (ii) the date by which the next annual general meeting of the Company is required to be held by the Articles of Association or by law; or (iii) the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to seek a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of the Company and/ or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December 2006, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the mandate to repurchase Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase Shares would be funded out of funds legally available for the purpose in accordance with the Articles of Association, the Companies Ordinance and the laws of the jurisdiction in Hong Kong.

EFFECT OF THE TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and would become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Trusts, Lui Family Members and their respective associates and companies controlled by them were interested in 1,720,554,538 Shares representing 52.16% of the share capital of the Company. KWIH, which was controlled by one of the Trusts, was interested in 614,984,047 Shares representing 18.64% of the issued share capital of the Company.

Based on the above shareholding interests, in the event that the power to repurchase Shares pursuant to the New Repurchase Mandate is exercised in full, and taking no account of the exercise of outstanding share options or the conversion of outstanding zero coupon convertible notes due 2011, the aggregate interests of the Trusts, KWIH, Lui Family Members and their respective associates and companies controlled by them would be increased to approximately 78.67% of the issued share capital of the Company and the Shares held by the public will fall below 25% of the total number of Shares in issue. The Directors are not aware of any consequence which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors have no present intention to exercise the New Repurchase Mandate to the extent which will result in the number of the Shares held by the public being reduced to less than 25%.

SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

Month	Highest *(HK$)*	Lowest *(HK$)*
2006		
April	7.80	6.05
May	8.30	6.20
June	8.75	6.80
July	7.75	6.89
August	7.08	6.06
September	7.30	6.47
October	7.63	6.83
November	8.51	7.28
December	8.45	7.10
2007		
January	7.95	7.16
February	9.15	7.60
March	8.71	7.51
April (up to the Latest Practicable Date)	8.20	7.60

REPURCHASE OF SHARES

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their associates currently intend to sell Shares to the Company or its subsidiaries.

No connected persons of the Company, as defined in the Listing Rules, have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so in the event that the Company is authorised to make repurchases of the Shares.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the proposed mandate to repurchase Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

此乃要件 請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示，概不對因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之銀河娛樂集團有限公司股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函應連同隨附截至二零零六年十二月三十一日止年度之年報一併閱讀。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）
（股份代號：27）

重選董事
及
購回股份及發行股份之一般授權

二零零七年四月二十七日

目　錄

於本通函內，除非文義另有所指，否則下列詞彙將具有以下涵義：

「二零零六年股東週年大會」	指	本公司於二零零六年六月二十九日舉行之股東週年大會
「股東週年大會」	指	本公司將於二零零七年六月二十六日上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開之股東週年大會
「年報」	指	本公司截至二零零六年十二月三十一日止年度之年報
「細則」	指	章程細則內之細則
「章程細則」	指	本公司之組織章程細則
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「公司條例」	指	香港法例第三十二章公司條例
「本公司」	指	銀河娛樂集團有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「董事」	指	本公司之董事
「呂博士」	指	本公司董事兼主席呂志和博士
「股東特別大會」	指	本公司於二零零七年二月九日舉行之股東特別大會
「香港」	指	中華人民共和國香港特別行政區
「嘉華國際」	指	嘉華國際集團有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市，並為本公司之主要股東
「最後實際可行日期」	指	二零零七年四月二十三日，即本通函付印前就確定其中若干資料之最後實際可行日期

「上市規則」	指	聯交所證券上市規則
「呂氏家族成員」	指	家族成員包括呂博士、其配偶及子女
「購回守則」	指	香港股份購回守則
「證券及期貨條例」	指	香港法例第五百七十一章證券及期貨條例
「認股權計劃」	指	本公司於二零零二年五月三十日舉行之股東週年大會採納之認股權計劃
「股份」	指	本公司股本中每股面值港幣0.10元之股份
「股東」	指	股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「該等信託」	指	呂博士以創立人身份成立之兩項呂氏家族全權信託
「港幣」	指	香港法定貨幣港元
「%」	指	百分比

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

執行董事：
呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA(主席)
呂耀東(副主席)
陳啟能
徐應強
羅志聰
鄧呂慧瑜，太平紳士

註冊辦事處：
香港
中環
夏愨道10號
和記大廈
16樓1606室

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*
唐家達

* 獨立非執行董事

敬啟者：

重選董事及
購回股份及發行股份之一般授權

緒言

本通函旨在向　閣下提供有關在股東週年大會上提呈之決議案之資料。該等決議案為有關(i)重選董事、(ii)授予董事購回最多佔該決議案通過當日之本公司已發行股本10%之股份之一般授權；及(iii)授予董事發行股份最多佔該決議案通過當日之本公司已發行股本20%之股份之一般授權。

重選董事

根據章程細則第一百零六(甲)條，呂耀東先生及顏志宏先生須於股東週年大會上輪席告退。另外，唐家達先生於二零零七年四月十八日獲董事會委任為董事，根據章程細則第97條，彼之任期將於股東週年大會屆滿。所有退任董事均合資格重選留任。

擬重選留任之董事之詳細資料載於本通函之附錄一內。

購回股份及發行股份之一般授權

本公司已於二零零六年股東週年大會上通過一項普通決議案，該決議案為有關授予董事購回不多於截至該日本公司已發行股本10%之股份之一般授權(「現有購回授權」)。本公司亦已於股東特別大會上通過一項普通決議案，該決議案為有關授予董事發行及配發不多於截至該日本公司已發行股本20%之新股份之一般授權(「現有發股授權」)。

現有購回授權及現有發股授權均將於股東週年大會結束之時屆滿。董事認為現有購回授權及現有發股授權增加董事會處理本公司事務及股本基礎之靈活性及賦予其酌情權，並符合股東之利益，而本公司應繼續採納該等授權。

本公司將於股東週年大會上提呈一項新一般授權予董事，以按照股東週年大會通告內第4.1項決議案所載購回最多佔截至該決議案通過當日本公司已發行股本10%之股份(「新購回授權」)。本公司亦將提呈新一般授權，按股東週年大會通告所載第4.2及4.3項決議案授權董事可發行及配發最多不超過決議案通過當日本公司已發行股本20%之新股份(「新發股授權」)。倘股東於股東週年大會上通過第4.1、4.2及4.3項決議案，授予所有授權，根據第4.3項決議案，按新購回授權購回之股份數目將可加入據新發股授權內之20%限額而配發股份之總數。

關於該項建議新購回授權，董事謹此表明彼等並無即時計劃購回任何股份。

本通函附錄二收錄一份説明函件，其載有上市規則規定之資料，讓股東能在知情之情況下，決定投票贊成或反對將於股東週年大會上提呈關於新購回授權之第4.1項決議案。有關該項建議新發股授權(即建議之決議案第4.2及4.3項)，根據於最後實際可行日期之已發行股本及假設從該日至股東週年大會日期，本公司之已發行股本並無變化，則可供配發之股份總數為659,728,272股股份。

股東週年大會通告

召開股東週年大會之通告載於與本通函同日寄發予股東之年報內。年報隨附股東週年大會適用之代表委任表格。不論 閣下能否出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港中環夏愨道10號和記大廈16樓1606室。 閣下填妥及交回代表委任表格後，仍可依願親身出席大會及於會上投票。

要求以投票方式進行表決之程序

根據章程細則第七十五條，於任何股東大會上，除非：(i)大會主席；或(ii)最少三名當時有權於大會上投票而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或(iii)佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或(iv)持有附有權利可於大會投票之股份（已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一）而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東要求以投票表決（於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出），否則提呈大會之決議案應以舉手表決之方式通過。

推薦意見

董事認為重選董事、新購回授權及新發股授權均符合本公司之最佳利益，故此建議全體股東投票贊成將於股東週年大會上提呈之該等決議案。

責任聲明

本通函乃遵照上市規則的規定提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

一般資料

本通函各附錄載有其他資料，敬希垂注。

此致

諸位股東 台照

代表董事會
銀河娛樂集團有限公司
主席
呂志和博士
謹啟

二零零七年四月二十七日

擬於股東週年大會上重選留任之董事之詳細資料載列如下：

呂耀東先生，五十一歲，自一九八七年六月起任本公司之執行董事，現為本公司之副主席。呂先生亦為本公司主要股東嘉華國際（聯交所上市公司）之執行董事。此外，彼為本公司多間附屬公司之董事。

呂先生持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。彼為中國人民政治協商會議上海市委員會委員。

除上文所披露者外，呂先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。呂先生為呂博士之子，並為本公司執行董事鄧呂慧瑜女士之弟。彼亦是作為本公司控股股東之該等信託之直接或間接可能受益人。除本文所披露者外，呂先生與任何本公司董事、高層管理人員或主要股東或控股股東概無任何關係。

呂先生之服務合約並無固定或擬固定服務年期。彼之委任並無特定任期，惟按照本公司之章程細則須於股東週年大會上退任並可重選留任。按其服務合約涵蓋之酬金金額包括年薪（包括津貼）、由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及薪酬委員會主席袍金，以及酌情發放之認股權及花紅。截至二零零六年十二月三十一日止年度，呂先生獲取港幣12,065,896元之酬金，當中包括董事袍金、薪金、津貼及非現金收益、酌情花紅、退休計劃的供款及認股權。截至二零零六年十二月三十一日止，其董事袍金（現時預計為港幣80,000元）及薪酬委員會主席袍金（現時預計為港幣50,000元）將提呈予股東於股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，呂先生根據證券及期貨條例第XV部持有2,353,370,951股股份及相關股份（包括被視為持有之權益），包括可認購11,050,000股股份之認股權權益。除本文所披露者外，呂先生並無持有根據證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就呂先生之建議重選留任事宜而言，概無任何須根據上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。除本文所披露者外，董事會並無獲任何其他事宜需要股東留意。

顏志宏先生，五十三歲，自二零零四年四月起任本公司之獨立非執行董事，二零零四年六月起亦出任本公司審核委員會委員，除披露者外，彼並無擔任本公司或其任何附屬公司之任何職位。

顏志宏先生持有紐西蘭University of Waikato頒發之管理學學士學位。彼為紐西蘭特許會計師公會之會員，曾於多間跨國企業工作，於建材、建築業、廢料管理及回收業務方面擁有逾三十年之廣泛經驗。彼現時為英國Churngold Construction Holdings Limited之主席，該公司為專業之地底工程承建商，從事地底工程及地面勘察，亦從事清理受先前工業活動污染地方之修復業務。

顏志宏先生為MJ Gleeson Group PLC（倫敦證券交易所上市公司）之非執行董事。除本文所披露者外，顏志宏先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。彼與任何本公司董事、高層管理人員或主要股東或控股股東概無任何關係。

顏志宏先生定有為期三年之服務合約，按其服務合約涵蓋之酬金金額包括由董事會建議並經股東於隨後一屆股東週年大會上批准之每年度之董事袍金及審核委員會會員袍金，以及酌情發放之認股權。截至二零零六年十二月三十一日止，其董事袍金（現時預計為港幣80,000元）及審核委員會委員袍金（現時預計為港幣80,000元）將提呈予股東於股東週年大會上批准。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期，顏志宏先生持有可認購250,000股股份之認股權權益。除本文所披露者外，顏志宏先生並無持有根據證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後，就顏志宏先生之建議重選留任事宜而言，概無任何須根據上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。除本文所披露者外，董事會並無獲任何其他事宜需要股東留意。

唐家達先生，六十一歲，自二零零七年四月十八日起任本公司之非執行董事。此外，彼為本公司附屬公司銀河娛樂場股份有限公司之董事，亦同時擔任本公司多間其他附屬公司之董事。

彼持有英國University of Leeds頒發之榮譽法律學士，為英國、香港及澳洲律師及香港公証人，在策略性規劃、商業管理及企業財務及發展方面，累積廣泛經驗。

除出任本公司之非執行董事外,唐家達先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。唐家達先生與任何本公司董事、高級管理人員或主要股東或控股股東概無任何關係。

唐家達先生定有為期三年之服務合約。按其服務合約所涵蓋之酬金金額包括由董事會建議並經本公司股東於隨後一屆股東週年大會上批准之年度董事袍金。彼亦可享有酌情發放之認股權。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

於最後實際可行日期,唐家達先生持有根據證券及期貨條例第XV部所指合共2,800,000股本公司股份之權益,當中包括300,000股股份及可認購2,500,000股股份之認股權權益。除本文所披露者外,唐家達先生並無持有根據證券及期貨條例第XV部所指之任何股份權益。

據董事所知及所信及經作出一切合理查詢後,就唐家達先生之建議重選留任事宜而言,概無任何須根據上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。除本文所披露者外,董事會並無獲任何其他事宜需要股東留意。

本附錄載有上市規則規定說明函件所須載列之資料，讓股東能在知情之情況下就投票贊成或反對將於股東週年大會上提呈關於建議購回授權之決議案作出決定。

股本

於最後實際可行日期，本公司之已發行股本包括3,298,641,361股股份。於同日，根據認股權計劃及本公司於一九九六年九月十日採納並於二零零零年九月九日屆滿的認股權計劃，已經授出且尚未行使之認股權可認購45,028,000股股份。另有尚欠總額240,000,000美元並於二零一一年到期之零息可換股票據，此票據可於二零零七年六月十四日起直至二零一一年十二月十四日止按每股9.36港元（可調整）之初步換股價換取股份。

待授予購回股份之建議授權之決議案獲通過後，按於股東週年大會前並無進一步發行（不論為一般性或因行使尚未行使認股權所附之認購權或因行使尚欠並於二零一一年到期之零息可換股票據所附之換股權而發行）或購回股份之基準計算，於截至(i)本公司下屆股東週年大會結束；或(ii)章程細則或法例規定本公司須舉行下屆股東週年大會之日，或(iii)股東於股東大會上以決議案撤銷或修改有關授權之日（以最早者為準）止之期間內，本公司可購回最多達329,864,136股股份。

進行購回之理由

董事相信，尋求股東授予一般授權以便本公司可於聯交所購回股份，乃符合本公司及股東之最佳利益。購回可提高本公司資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事認為購回將有利於本公司及股東時方會進行。

董事目前無意購回任何股份，且彼等僅會於彼等認為購回符合本公司之整體利益，及可以在對本公司有利之購回股份條款之情況下行使購回權力。根據本公司於二零零六年十二月三十一日（即本公司最近期刊發之經審核賬目之結算日）之綜合財務狀況所示，董事認為倘按現行之市價全面行使一般授權購回股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回授權對本公司之營運資金需求（相對於最

近期刊發之經審核財務報表所披露之狀況)或董事不時認為本公司適宜具備之資本負債比率造成重大不利影響,則董事不擬在此情況下行使購回授權。

用以購回之款項

根據章程細則、公司條例及於香港司法管轄區法例之規定,根據購回股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

倘因為購回股份,一名股東所佔本公司投票權之權益比例增加,則就收購守則第32條及購回守則第6條而言,該項權益增加將被視為一項收購事項。因此,視乎股東權益之增加幅度,一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權,並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期,該等信託、呂氏家族成員及其各自之聯繫人士及受控制公司擁有1,720,554,538股股份(相當於本公司已發行股本的52.16%)之權益。由其中一項該等信託控制之嘉華國際擁有本公司614,984,047股股份(相當於本公司已發行股本的18.64%)之權益。

根據上述持股權益,倘董事根據新購回授權行使全部權力購回股份,且在並無計及行使尚未行使之認股權或兌換尚欠並於二零一一年到期之零息可換股票據之情況下,該等信託、嘉華國際、呂氏家族成員及其各自之聯繫人士及受控制公司所持有之權益合計將增至本公司之已發行股本約78.67%,將導致公眾人士持有之股份少於已發行股份總數之25%。董事不知悉有任何情況會導致須根據收購守則第26條之規定提出強制性收購建議之責任。董事會現時無意行使新購回授權以致公眾人士持有之股份數目低於25%。

股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

月份	最高 (港幣)	最低 (港幣)
二零零六年		
四月	7.80	6.05
五月	8.30	6.20
六月	8.75	6.80
七月	7.75	6.89
八月	7.08	6.06
九月	7.30	6.47
十月	7.63	6.83
十一月	8.51	7.28
十二月	8.45	7.10
二零零七年		
一月	7.95	7.16
二月	9.15	7.60
三月	8.71	7.51
四月(截至最後實際可行日期止)	8.20	7.60

購回股份

本公司於本通函日期前六個月內並無購回任何股份(無論是否在聯交所)。

一般事項

就董事所知及彼等於作出一切合理查詢後所知悉，董事及彼等之聯繫人士現時均無意向本公司或其附屬公司出售股份。

本公司之關連人士(定義見上市規則)概無知會本公司，彼等現時有意於本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會作出此舉。

董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回股份之建議授權。

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2007 annual general meeting of shareholders of Galaxy Entertainment Group Limited will be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 26th June 2007 at 11:00 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the Directors and auditors for the year ended 31st December 2006;
2. To elect Directors and fix the Directors' remuneration;
3. To re-appoint auditors and authorise the Directors to fix their remuneration;
4. As special business, to consider and, if thought fit, pass the following Resolutions as Ordinary Resolutions:

4.1 "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the approval given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4.2 "THAT

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this Resolution; (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum of 10% of the share capital of the Company in issue at the date of passing this Resolution), and this approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the time of passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

4.3 "THAT conditional upon the passing of the Resolutions numbered 4.1 and 4.2 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company pursuant to paragraph (a) of the Resolution numbered 4.2 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the Resolution numbered 4.1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this Resolution."

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 27th April 2007

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for use in connection with the meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.

3. Concerning agenda item 2 above, Mr. Francis Lui Yiu Tung and Mr. James Ross Ancell shall retire by rotation at the meeting and, being eligible, offer themselves for re-election. Mr. Anthony Thomas Christopher Carter, being a new Director appointed by the Board, shall hold office until the meeting and being eligible, offers himself for re-election. Details of the above Directors are set out in the circular enclosed with the Annual Report.

4. Concerning agenda item 4.1 above, approval is being sought from members for increasing flexibility and providing discretion to the Directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the Resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the Directors is set out in the circular enclosed with the Annual Report.

5. Concerning agenda item 4.2 above, approval is being sought from members for a general mandate to the Directors to allot, issue and deal in additional shares in the capital of the Company for increasing flexibility and providing discretion to the Directors in managing the Company's capital base and in particular enabling the Company to maintain financing flexibility.

As at the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

股東週年大會通告

茲訂於二零零七年六月二十六日星期二上午十一時正假座香港中環金鐘道88號萬豪酒店3樓宴會廳召開二零零七年銀河娛樂集團有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零六年十二月三十一日止年度之財務報表及董事會與核數師報告書；

2. 選舉董事，及釐定董事袍金；

3. 重聘核數師，並授權董事會釐定其酬金；

4. 作為特別事項考慮下列決議案，如認為適當，即通過為普通決議案：

4.1 「動議：

(甲) 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文（甲）段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准。」

4.2 「動議：

(甲) 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內之額外股份，並作出或授出需於有關期間內或之後行使此等權力之售股建議、協議及認股權；

(乙) 除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行之任何認股權証或可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之本公司認股權計劃或類似安排；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者

本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額，不得超過（甲甲）本公司於通過本決議案當日已發行股本面值總額百分之二十；及（乙乙）（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以通過本決議案當日本公司已發行股本面值總額百分之十為限），而此項批准亦須受此限制；及

(丙) 就本決議案而言：

「有關期間」指本決議案通過當日至下列三者之最早日期之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 本公司根據公司條例規定下屆股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議（惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4.3 「動議待召開本大會通告第4.1及4.2項決議案獲通過後，擴大根據第4.2項決議案(甲)段授予本公司董事以行使本公司權力之一般授權，增加數額相當於本公司根據第4.1項決議案授出之權力購回之本公司股本面值總額，惟有關數額不得超過本決議案通過當日本公司已發行股本面值總額百份之十。」

承董事會命
銀河娛樂集團有限公司
公司秘書
陳路家

香港，二零零七年四月二十七日

附註：

一、 凡有權出席大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

二、 大會之代表委任表格已隨年報寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

三、 關於上述決議案第2項，呂耀東先生及顏志宏先生將於大會輪席告退，彼等表示如再度獲選，願繼續留任。由董事會委任的新任董事唐家達先生之任期於大會屆滿，惟表示如再度獲選，願繼續留任。上述董事之詳細資料已載於隨年報附上之通函。

四、 關於上述決議案第4.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過決議案當日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

五、 關於上述決議案第4.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內之額外股份，以增加董事會之靈活度及賦予其酌情權，以管理本公司股本基礎，特別是可確保本公司得以維持最大財務靈活性。

於本通告日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，本公司非執行董事為鄭慕智先生及唐家達先生，本公司獨立非執行董事為張惠彬博士、顏志宏先生及黃樹林博士。

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Registered Office
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road, Central, Hong Kong

FORM OF PROXY for use at the 2007 annual general meeting or any adjournment thereof

I/We *(note 1)* ____

of ____

being the registered holder(s) of *(note 2)* ______________________ shares of HK$0.10 each of

Galaxy Entertainment Group Limited (the "Company") hereby appoint *(note 3)* the Chairman of the meeting

or ____

of ____

as my/our proxy to act for me/us at the 2007 annual general meeting of the Company to be held at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 26th June 2007 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote, on a poll, for me/us and in my/our name(s) in respect of the said resolutions as hereunder indicated, and if no such indication is given, as my/our proxy thinks fit.

Please indicate with a "√" in the spaces provided how you wish your vote(s) to be cast on a poll.

		For	Against
1.	To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2006.	☐	☐
2.	To elect the following persons as directors:		
	a. Mr. Francis Lui Yiu Tung	☐	☐
	b. Mr. James Ross Ancell	☐	☐
	c. Mr. Anthony Thomas Christopher Carter	☐	☐
	And to fix the directors' remuneration.	☐	☐
3.	To re-appoint auditors and authorise the directors to fix their remuneration.	☐	☐
4.	To pass Ordinary Resolutions for the followings:		
	4.1 Giving a general mandate to the directors to purchase shares of the Company;	☐	☐
	4.2 Giving a general mandate to the directors to allot, issue and deal with additional shares of the Company;	☐	☐
	4.3 Extending the general mandate as approved under 4.2.	☐	☐

Shareholder's Signature: ____________________ Date: ____________________

Notes:

1. Full name(s) and address to be inserted in BLOCK CAPITAL.
2. Please insert the number of shares registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. A member may appoint a proxy of his choice who need not be a member of the Company but must attend the meeting in person to represent him. If such an appointment is made, delete the words "the Chairman of the meeting or" and insert the name and address of the appointed proxy in the space provided.
4. In the case of joint holders, this form of proxy must be signed by the member whose name stands first on the register of members.
5. This form of proxy must be signed by you or your attorney duly authorised in writing, or in the case of a corporation, either under its Common Seal or under the hand of an officer or attorney duly authorised.
6. If this form is returned duly signed but without a specific direction, the proxy may cast your vote, on a poll, at his discretion. Your proxy will also be entitled to vote, on a poll, at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
7. To be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the Company's registered office not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
8. Any alterations made in this form should be initialled by the person who signs it.

GALAXY 銀河

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 27)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2006

ANNUAL RESULTS

The Directors of Galaxy Entertainment Group Limited (the "Company") announce the audited results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2006 as follows:

The turnover of the Group for the year ended 31st December 2006 was HK$4,669 million, comparing to a turnover of HK$1,292 million for the year ended 31st December 2005.

The loss attributable to shareholders for the year ended 31st December 2006 amounted to HK$1,532 million, comparing to a profit of HK$2,395 million for the year ended 31st December 2005.

Following the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A ("Galaxy") in July 2005, gaming and entertainment has become a major business of the Group and this division contributed a turnover of HK$3,389 million to the Group for the year ended 31st December 2006. The loss attributable to shareholders for the year ended 31st December 2006 included the amortisation of gaming licence of HK$998 million which arose from the acquisition of Galaxy in July 2005.

FINAL DIVIDEND

The Board of Directors has resolved not to recommend any final dividend for the year ended 31st December 2006 (2005: nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	4	**4,669,495**	1,291,927
Cost of sales		**(4,255,222)**	(1,181,342)
Gross profit		**414,273**	110,585
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries		**–**	3,039,019
Other income		**262,325**	110,010
Administrative expenses		**(683,422)**	(196,662)
Other operating expenses		**(1,025,623)**	(471,128)
Operating (loss)/profit	5	**(1,032,447)**	2,591,824
Finance costs		**(522,226)**	(118,157)
Share of profits less losses of			
Jointly controlled entities		**29,623**	(77,975)
Associated companies		**(612)**	2,696
(Loss)/profit before taxation		**(1,525,662)**	2,398,388
Taxation	6	**(5,848)**	(1,683)
(Loss)/profit for the year		**(1,531,510)**	2,396,705
Attributable to:			
Shareholders		**(1,531,546)**	2,395,269
Minority interests		**36**	1,436
		(1,531,510)	2,396,705
		HK cents	*HK cents*
(Loss)/earnings per share	7		
Basic		**(46.5)**	110.7
Diluted		**(46.5)**	109.4

CONSOLIDATED BALANCE SHEET
As at 31st December 2006

	Note	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**3,882,504**	1,187,663
Investment properties		**62,500**	63,000
Leasehold land and land use rights		**1,621,917**	1,638,620
Intangible assets		**15,520,486**	16,493,230
Jointly controlled entities		**386,520**	279,432
Associated companies		**730**	21,346
Other non-current assets		**951,697**	595,120
		22,426,354	20,278,411
Current assets			
Inventories		**94,522**	86,971
Debtors and prepayments	8	**863,138**	883,791
Taxation recoverable		**2,546**	1,039
Other investments		**39,241**	69,495
Cash and bank balances		**5,783,197**	5,068,214
		6,782,644	6,109,510
Total assets		**29,208,998**	26,387,921
EQUITY			
Share capital		**329,612**	329,058
Reserves		**13,303,187**	14,603,396
Shareholders' funds		**13,632,799**	14,932,454
Minority interests		**490,700**	491,910
Total equity		**14,123,499**	15,424,364
LIABILITIES			
Non-current liabilities			
Borrowings		**8,439,965**	4,643,355
Deferred taxation liabilities		**1,778,588**	1,778,531
Derivative financial instruments		**573,109**	–
Provisions		**120,151**	144,360
		10,911,813	6,566,246
Current liabilities			
Creditors and accruals	9	**3,633,845**	1,452,047
Current portion of borrowings		**532,888**	2,943,806
Taxation payable		**6,953**	1,458
		4,173,686	4,397,311
Total liabilities		**15,085,499**	10,963,557
Total equity and liabilities		**29,208,998**	26,387,921

NOTES TO THE FINANCIAL STATEMENTS

1. Basis of Preparation

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties, non-current investments, financial assets and financial liabilities (including derivative financial instruments), which are carried at fair values.

2. Changes in Accounting Policies

In 2006, the Group adopted the new standards, amendments to standards and interpretations of HKFRS issued by the HKICPA which are effective for the accounting periods beginning on or after 1st January 2006. The changes to the accounting policies of the Group and their effects are set out below.

For the year ended 31st December 2006, HK(IFRIC)-Int 4 becomes effective, under which the Group has reassessed all the existing arrangements to determine whether they contain a lease based on the substance of the arrangement. As a result of this reassessment, the arrangements for certain plant and equipment and computer software constitute leases under HK(IFRIC)-Int 4. Accordingly, property, plant and equipment and intangible assets with net book amounts of HK$36,842,000 and HK$1,139,000, respectively, as at 31st December 2005 have been reclassified as investments in finance leases. The above change however does not have any impact to the results of the Group and therefore a prior year adjustment is not required.

3. Segment Information

The Group is principally engaged in the operation in casino games of chance or games of other forms, provision of hospitality and related services and the manufacture, sale and distribution of construction materials. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments.

3. Segment Information (Cont'd)

(a) Business segments

	Gaming and entertainment	Construction materials	Unallocated	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31st December 2006				
Turnover	**3,388,767**	**1,280,728**	**-**	**4,669,495**
Operating profit/(loss) (note a)	**(1,187,893)**	**52,512**	**102,934**	**(1,032,447)**
Finance costs				**(522,226)**
Share of profits less losses of				
Jointly controlled entities	**(2,803)**	**32,426**	**-**	**29,623**
Associated companies	**-**	**(612)**	**-**	**(612)**
Loss before taxation				**(1,525,662)**
Taxation				**(5,848)**
Loss for the year				**(1,531,510)**
Capital expenditure	**(2,773,738)**	**(69,533)**	**(5,459)**	**(2,848,730)**
Depreciation	**(60,570)**	**(82,729)**	**(1,194)**	**(144,493)**
Amortisation	**(1,007,187)**	**(38,459)**	**-**	**(1,045,646)**
Impairment of non-current investments	**-**	**-**	**(4,237)**	**(4,237)**
Impairment of property, plant and equipment	**-**	**(784)**	**-**	**(784)**

(a) Results of the gaming and entertainment division include pre-opening expenses of HK$267,868,000 incurred for the City Club Casinos and the StarWorld Casino and Hotel.

3. Segment Information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
Year ended 31st December 2005				
Turnover	66,213	1,225,714	-	1,291,927
Operating profit/(loss) (note a)	2,624,750	3,683	(36,609)	2,591,824
Finance costs				(118,157)
Share of profits less losses of				
Jointly controlled entities	-	(77,975)	-	(77,975)
Associated companies	-	2,696	-	2,696
Profit before taxation				2,398,388
Taxation				(1,683)
Profit for the year				2,396,705
Capital expenditure	(19,076,899)	(73,337)	-	(19,150,236)
Depreciation	(765)	(76,857)	-	(77,622)
Amortisation	(418,844)	(39,602)	-	(458,446)
Excess of fair value of net assets acquired over cost of acquisition of subsidiaries	3,039,019	-	-	3,039,019
Impairment of property, plant and equipment	-	(13,070)	-	(13,070)
Impairment of debtors and other receivable	-	(28,500)	-	(28,500)
Impairment of non-current investments	-	-	(1,505)	(1,505)

(a) Results of the gaming and entertainment division include the excess of fair value of net assets acquired over cost of acquisition of subsidiaries of HK$3,039,019,000.

3. Segment Information (Cont'd)

(a) Business segments (Cont'd)

	Gaming and entertainment *HK$'000*	Construction materials *HK$'000*	Unallocated *HK$'000*	Total *HK$'000*
As at 31st December 2006				
Segment assets	**20,403,330**	**1,782,149**	**6,636,269**	**28,821,748**
Jointly controlled entities	**(2,769)**	**389,289**	**-**	**386,520**
Associated companies	**-**	**730**	**-**	**730**
Total assets				**29,208,998**
Segment liabilities	**2,907,093**	**539,522**	**11,638,884**	**15,085,499**
As at 31st December 2005				
Segment assets	18,770,818	1,842,757	5,473,568	26,087,143
Jointly controlled entities	-	279,432	-	279,432
Associated companies	-	21,346	-	21,346
Total assets				26,387,921
Segment liabilities	862,281	570,923	9,530,353	10,963,557

(b) Geographical segments

	Turnover *HK$'000*	Capital expenditure *HK$'000*	Total assets *HK$'000*
Year ended 31st December 2006			
Macau	3,620,336	2,796,186	25,077,008
Hong Kong	516,380	30,515	2,860,182
Mainland China	532,779	22,029	1,271,808
	4,669,495	**2,848,730**	**29,208,998**
Year ended 31st December 2005			
Macau	126,936	19,112,855	24,094,083
Hong Kong	493,504	11,232	1,078,696
Mainland China	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921

4. Turnover

	2006	2005
	HK$'000	*HK$'000*
Sales of construction materials	**1,280,728**	1,225,714
Gaming operations		
Net gaming wins	**3,186,893**	-
Contributions (*note a*)	**167,057**	66,213
Tips received	**19,692**	-
Hotel operations		
Room rental	**10,739**	-
Food and beverages	**3,924**	-
Others	**462**	-
	4,669,495	1,291,927

(a) In respect of the operations of certain city club casinos (the "Certain City Club Casinos"), the Group entered into certain agreements (the "Agreements") with third parties for a term equal to the life of the concession agreement with the Government of Macau Special Administrative Region (the "Macau Government") up to June 2022.

Under the Agreements, certain service providers (the "Service Providers") undertake for the provision of a steady flow of customers to the Certain City Club Casinos and for procuring and/or introducing customers to these casinos. The Service Providers also agree to indemnify the Group against substantially all risks arising under the leases of the premises used by these casinos; and to guarantee payments to the Group of certain operating and administrative expenses. Revenue attributable to the Group is determined by reference to various rates on the net gaming wins after special gaming tax and funds to the Macau Government. The remaining net gaming wins and revenue from gaming operations less all the relevant operating and administrative expenses belong to the Service Providers.

After analysing the risks and rewards attributable to the Group, and the Service Providers under the Agreements, revenue from the Certain City Club Casinos is recognised based on the established rates for the net gaming wins, after deduction of special gaming taxes and funds to the Macau Government, which reflect the gross inflow of economic benefits to the Group. In addition, all relevant operating and administrative expenses relating to the operations of the Certain City Club Casinos are not recognised as expenses of the Group in the financial statements.

4. **Turnover (Cont'd)**

The revenue and expenses related to the gaming operations of the Certain City Club Casinos are summarised as follows:

	2006	2005
	HK$'000	*HK$'000*
Net gaming wins	**2,732,614**	1,570,687
Tips and other income	**22,820**	12,207
Interest income	**18,085**	5,510
	2,773,519	1,588,404
Operating expenses		
Special gaming tax and funds to the Macau Government	**(1,101,141)**	(628,882)
Commission and allowances to promoters	**(1,042,232)**	(611,322)
Staff costs	**(328,559)**	(108,304)
Administrative and others	**(73,065)**	(32,870)
	(2,544,997)	(1,381,378)
Contributions from gaming operations	**228,522**	207,026
Net entitlements of the Service Providers	**(61,465)**	(140,813)
Contributions attributable to the Group	**167,057**	66,213

5. Operating (loss)/profit

	2006	2005
	HK$'000	*HK$'000*
Operating (loss)/profit is stated after crediting:		
Rental income	**9,286**	13,721
Interest income		
Loans to jointly controlled entities	**2,073**	2,532
Loan to a related company	**3,371**	-
Bank deposits	**156,578**	20,257
Deferred receivable	**797**	703
Administrative fee	**16,864**	2,095
Dividend income from unlisted investments	**9,229**	12,721
Dividend income from listed investments	**349**	-
Change in fair value of listed investments	**3,883**	6,522
and after charging:		
Depreciation	**144,493**	77,622
Amortisation		
Gaming licence	**998,089**	418,762
Computer software	**1,135**	82
Overburden removal costs	**16,475**	16,192
Quarry site improvements	**15,050**	15,120
Quarry site development	**1,959**	1,905
Leasehold land and land use rights	**12,938**	6,385
Cost of inventories sold	**1,106,659**	1,062,157

6. Taxation

	2006	2005
	HK$'000	*HK$'000*
Current taxation		
Hong Kong profits tax	**708**	1,049
Mainland China income tax	**1,932**	634
Macau Complementary tax	**4,029**	-
Deferred taxation	**(821)**	-
	5,848	1,683

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the year ended 31st December 2006 are nil (2005: HK$721,000) and HK$2,351,000 (2005: HK$645,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly controlled entities.

7. (Loss)/earnings per Share

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of HK$1,531,546,000 (2005: profit of HK$2,395,269,000) and the weighted average of 3,293,135,440 shares (2005: 2,164,208,891 shares) in issue during the year.

The diluted loss per share for 2006 equals to the basic loss per share since the exercise of the outstanding share options would not have a dilutive effect on the loss per share. The diluted earnings per share for 2005 was calculated based on the profit attributable to shareholders of HK$2,395,269,000 and the weighted average of 2,164,208,891 shares in issue plus 25,507,219 potential shares arising from share options.

8. Debtors and Prepayments

	2006	2005
	HK$'000	*HK$'000*
Trade debtors, net of provision	**504,390**	497,406
Other debtors, net of provision	**68,193**	100,425
Amounts due from jointly controlled entities	**174,053**	190,266
Amount due from an associated company	**183**	-
Prepayments	**72,620**	88,331
Current portion of finance lease receivable	**43,699**	7,363
	863,138	883,791

Trade debtors mainly arise from the sale of construction materials. The Group has established credit policies which follow local industry standards. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and Macau and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the trade debtors of the Group based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one month	**136,508**	130,362
Two to three months	**148,612**	152,782
Four to six months	**97,840**	98,995
Over six months	**121,430**	115,267
	504,390	497,406

9. Creditors and Accruals

	2006	2005
	HK$'000	*HK$'000*
Trade creditors	**975,230**	393,049
Other creditors	**668,863**	379,396
Chips issued	**1,065,413**	345,924
Amount due to a jointly controlled entity	**294**	14,397
Loans from minority interests	**76,088**	94,288
Accrued operating expenses	**843,663**	219,671
Deposits received	**4,294**	5,322
	3,633,845	1,452,047

9. **Creditors and Accruals (Cont'd)**

The aging analysis of the trade creditors of the Group based on the invoice dates is as follows:

	2006	2005
	HK$'000	*HK$'000*
Within one month	**816,005**	245,230
Two to three months	**65,820**	49,207
Four to six months	**55,560**	41,135
Over six months	**37,845**	57,477
	975,230	393,049

MANAGEMENT DISCUSSION AND ANALYSIS

2006 was a year of milestones for the Galaxy Entertainment Group. We successfully opened our first flagship hotel and entertainment complex in October 2006, "StarWorld". In-addition we opened three more City Club casinos earlier in the year – Rio Casino, President Casino, and Grand Waldo Casino. Now with five casinos in operation, the Group has firmly established itself as a major player within the Macau gaming market.

REVIEW OF OPERATIONS

Turnover and profit attributable to shareholders for the year ended 31st December 2006 was HK$4,669 million and a loss of HK$1,532 million respectively, as compared to a turnover of HK$1,292 million and a profit of HK$2,395 million for the year ended 31st December 2005. The Group's turnover was significantly higher than that of last year reflecting the significant expansion in its Gaming and Entertainment division, with the opening of four more casinos in Macau during the year, including the Group's flagship, StarWorld. With the opening of its VIP rooms at the end of November, StarWorld was only opened for one full month of operation during the financial year.

The Group's loss for the year was reported after:

- Depreciation and amortisation charges of HK$1.19 billion, including the HK$998 million amortisation of the intangible asset arising from the acquisition of the Macau operation in July 2005;
- HK$522 million in finance charges;
- Launch and pre-opening expenses associated with opening the four casinos and hotel during the year of HK$268 million, including staff costs, training costs, marketing and branding.

It should be noted that the profit attributed to shareholders for the 2005 year included a gain of HK$3,039 million arising from the acquisition of the Macau operation in July 2005.

The 2007 year will be the first full year of operation of the StarWorld Hotel and Casino and all of the City Club casinos and will be a more indicative year upon which to assess the financial success of the Group's Gaming and Entertainment division.

For the first three months of the 2007 financial year, the Group captured over HK$3.7 billion of Macau gaming revenue, with over HK$100 billion in VIP rolling turnover. Based on this, Galaxy's market share has now increased to 22% of the total Macau market as reported.

In the fourth quarter of 2006 the Macau gaming market grew at 44% year on year versus 2005, VIP win grew at 65% year on year, with the Mass market at a more modest growth of 15%. This confirms Galaxy's strategy of having a strong focus on the VIP gaming business.

The StarWorld property was developed by Galaxy at a cost of approximately HK$3 billion, including the acquisition of the land. StarWorld's earnings potential is realised in 2007 and future years. The current market value of this property is significantly greater than its development cost as reflected in the Group's balance sheet. Galaxy is confident that its return on capital for its investment in StarWorld (EBITDA return on development cost) will exceed expectations. This is also true for Galaxy's City Club operations.

Furthermore, the Group's balance sheet does not reflect the current value of one of its most valuable assets, the significant land holding on the Cotai strip – being the site of its Mega Resort development.

Set out below is the segmental analysis of the Group's operating result for the year ended 31st December 2006.

EBITDA EXCLUDING NON-RECURRING ITEMS

	Gaming and entertainment *HK$'000*	**Construction materials** *HK$'000*	**Corporate** *HK$'000*	**2006** *HK$'000*	2005 *HK$'000*
Company and subsidiaries:					
Operating profit/(loss)	(1,187,893)	52,512	102,934	(1,032,447)	2,591,824
Jointly controlled entities and associated companies:					
Share of profits less losses before tax	(2,803)	34,165	-	31,362	(73,913)
Depreciation and amortisation	1,067,757	121,188	1,194	1,190,139	536,068
Non-recurring items	267,868	-	(20,000)	247,868	(2,905,203)
EBITDA excluding non-recurring items	**144,929**	**207,865**	**84,128**	**436,922**	148,776

GAMING AND ENTERTAINMENT DIVISION

Overview

The Macau gaming market continued to record another year of double digit growth. Macau's net gaming revenues increased by over 20% to HK$53 billion in 2006. Macau is now the world's largest gaming market and continues to experience one of the world's fastest growth rates in gaming revenues and tourist arrivals.

During 2006, Galaxy's gaming tables increased from 63 to over 500 representing approximately 20% of the number of tables in Macau, while Galaxy's slot machines increased from 75 to over 800, representing nearly 15% of slot machines in Macau. Galaxy's casinos generated net gaming revenues of HK$7.3 billion for the year (of which HK$3.4 billion is recognised in the financial statements due to the different accounting treatment of the arrangements with the City Club casinos).

Galaxy's market share of Macau net gaming revenues increased from 9% in the first half of 2006 to 17% in the second half year, following the opening of StarWorld and the three new City Club casinos. For the month of December 2006, Galaxy generated net gaming revenues of over HK$1.1 billion representing a 19% market share.

In 2006, the Gaming and Entertainment division reported an operating loss of HK$1,188 million.

In considering this result, it should be noted that this is reported after:

- Depreciation and amortisation charges of HK$1,068 million, including the amortisation of the gaming licence of HK$998 million;
- Non-recurring items of HK$268 million which include the pre-opening expenses related to the opening of StarWorld and the three additional City Club casinos, including staff costs, training, launch, marketing and branding expenses.

As noted above, EBITDA of the Gaming and Entertainment division included only one full month of operation of StarWorld's VIP gaming tables (commenced operation on 26th November 2006).

2007 will be the first full year of operation for StarWorld and all of the City Club casinos and will be a more indicative year upon which to assess the financial performance of Galaxy's Gaming and Entertainment division.

As at 31st December 2006, the Group has HK$6 billion in cash (including HK$259 million restricted bank deposits classified as other non-current assets), which together with the cash flows from StarWorld, the City Club casinos and Galaxy's other operations, provides Galaxy with the necessary financial resources to develop and commence operations of the first phase of its Cotai Mega Resort by the end of 2008.

StarWorld

StarWorld, Galaxy's first flagship entertainment complex, at a cost of approximately HK$3.0 billion, opened with its mass gaming operations on 19th October 2006. StarWorld's acclaimed VIP rooms began a phased opening on 26th November 2006. StarWorld has been specifically designed and themed to appeal to the tastes and preferences of the expanding gaming market. StarWorld's spectacular external lighting has changed the Macau skyline forever and will ensure that StarWorld is a "must-see" casino for all visitors to Macau.

StarWorld is strategically located in downtown Macau and is at the epi-centre in the heart of the "Strip" of the Macau gaming hub, together with Grand Lisboa, Wynn, and MGM. With StarWorld's unique U-shaped hotel configuration, all 500 hotel rooms and suites have outstanding panoramic water views.

In March 2007, StarWorld completed and opened its VIP high-roller "Jinmen Room" and increased its VIP tables. Once being fully operational, the StarWorld complex will encompass 16,500m² of gaming space, with over 250 gaming tables and 500 slot machines, together with 500 hotel rooms, suites and Presidential suites to cater for our VIPs. As a gourmet paradise, StarWorld offers an outstanding buffet, "Temptations", exquisite Chinese cuisine at the award winning Jade Garden and Laurel restaurants, and our soon to be opened Japanese and Western fine dining restaurants. To cater for the increase in demand for conference and banquet facilities, our Grand Ballroom will be opened later this year. We are confident that the StarWorld offering of world-class service, outstanding facilities and our understanding of our valued customers' preferences will underpin our success.

Cotai Mega Resort

The development of Galaxy's luxurious Cotai Mega Resort is well advanced with the initial phase of this development scheduled to open in 2008. This phase includes over 25,000m² of main gaming floor, which can accommodate up to 600 gaming tables and 1,000 slot machines and a 27 floor hotel tower with 1,500 hotel rooms and suites. Additional resort facilities include: spa, sauna, leisure facilities, an Asian paradise of gourmet food with over 20 restaurants, a range of selected specialty retail and extensive water entertainment and experience features.

Going forward, Galaxy's Cotai development will be developed to include six to eight various star-rated hotels and resorts with up to 12,000 rooms, 1,500 gaming tables, 3,000 slot machines, extensive high-end retail and multiple convention, function and meeting facilities.

Galaxy's Cotai development site is 4.7 million sq ft in size, making it one of Macau's single largest development sites. This vast piece of land ensures Galaxy has the flexibility to grow and expand as business opportunities continue to evolve. As previously noted the current value of this most valuable asset has not yet been reflected on Galaxy's balance sheet.

City Club Casinos

Galaxy's City Club casinos experienced significant growth during 2006. During this year three additional city club casinos were opened – Rio Casino in late February, President Casino in late April, and Grand Waldo Casino in May.

The operations of the City Club casinos have continued to improve during 2006. The three new City Club casinos, combined with Galaxy's original City Club casino, Waldo Casino, have helped Galaxy to secure a strong foothold in the Macau gaming market. The City Club casinos now operate over 280 gaming tables and 475 slot machines in Macau.

Bond Issue

As noted in the 2005 annual report, Galaxy successfully raised US$600 million in 2005 through a bond offering. These bonds have been well received by the market, trading on the Singapore stock exchange, and now trade at a premium to their issue price.

Convertible Note Issue

In December 2006, after being approached by a group of US investment funds the Group issued US$240 million of zero coupon five year convertible notes. These funds, together with the proceeds of the Bond Issue, ensure that Galaxy has the necessary financial capacity to expand and enhance the competitiveness of the Galaxy Mega Resort.

CONSTRUCTION MATERIALS DIVISION

The Construction Materials division recorded a steady growth over last year both in terms of turnover and profit contribution. The division's continuous focus on cost savings over the past few years has provided a very solid base in maintaining a competitive edge over its competitors. The division has been able to ride on the challenges brought about by softening market demand in Hong Kong and intensifying market competition on the Mainland.

Hong Kong and Macau

The division continues to ensure it maintains a cost effective operation and is highly competitive within the industry. This has enabled the operation in Hong Kong to maintain a good profit contribution amid reducing market demand. To further strengthen our market position and to broaden the earnings base, the division acquired 80% of Tarmac Asphalt Hong Kong Limited in August 2006. With this acquisition, in addition to broadening the division's earnings base, the division has enjoyed the synergistic cost savings resulting from combining the operations into one business entity. In October 2006, the division secured a rehabilitation contract with Hong Kong SAR Government at Lam Tei, New Territories through an entity in which the Group has a 36.5% interest. This contract will provide the division with long term supply of aggregates and operation base for further extending market coverage in Hong Kong.

Our construction materials operation in Macau continued to record encouraging growth in 2006 with increased sales volume and higher profit contribution. The production facilities have been further expanded during the year to cope with the increasing market demand.

Mainland

The market has remained highly competitive resulting in falling unit selling prices and narrowing gross margin. The division has consolidated its operations to achieve synergistic cost savings in order to maintain our competitiveness in the market. In respect of the joint ventures with leading steel manufacturers for the manufacture and sale of granulated blastfurnance slag (GGBS), all these joint ventures have made good profit contribution to the division. Further expansion in production facilities of these joint ventures will be carried out to cope with the increasing demand of GGBS in the market.

The division's investment in cement joint ventures in Yunnan has progressed as planned. Apart from the cement operation in Kunming, the division has plans to invest in other areas in Yunnan to capitalise on the increasing demand brought about by Central Government's policy of developing the Western Region. In November 2006, the Group together with Kungang, commenced construction work on a new cement production facility in Baoshan, Yunnan. The plant is expected to commence production in 2008.

The Kunming cement operation has begun making a profit contribution to the division and the second phase production facilities construction work has been completed. The plant is presently under testing stage and is expected to commence production in the near future. The division will continue to look for valuable investment opportunities in Yunnan and it is envisaged that all these investments will provide a solid and steady profit growth to the division in the coming future.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has remained strong during the year. The shareholders' funds as at 31st December 2006 was HK$13,633 million, a decrease of approximately 9% over that as at 31st December 2005 of HK$14,932 million while the Group's total assets employed increased to HK$29,209 million as compared to HK$26,388 million as at 31st December 2005.

The Group continues to maintain a strong cash position. As at 31st December 2006, total cash and bank balances were HK$5,783 million as compared to HK$5,068 million as at 31st December 2005.

As at 31st December 2006, the Group's total indebtedness was HK$8,973 million as compared to HK$7,587 million as at 31st December 2005. The total indebtedness of the Group mainly comprises bank loans, fixed rate notes, guaranteed notes, convertible notes and other obligations which are largely denominated in Hong Kong Dollar and United States Dollar. The Group's borrowings are closely monitored to ensure a smooth repayment schedule to maturity.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets (excludes cash balances), was maintained at a satisfactory level of 14% as at 31st December 2006 as compared to 12% as at 31st December 2005.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollar, United States Dollar or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollar, United States Dollar or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has engaged in the use of cross currency swaps to reduce the Group's exposure in foreign currency fluctuations, which are considered necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Leasehold land with net book values of HK$217 million (2005: HK$221 million) and bank deposits of HK$259 million (2005: HK$259 million) have been pledged to secure banking facilities.

GUARANTEES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$210 million (2005: HK$262 million), of which HK$175 million (2005: HK$124 million) have been utilised.

The Group has executed guarantees in favour of a bank in respect of facilities granted to an associated company amounting to HK$9 million (2005: nil). At 31st December 2006, facilities utilised amounted to HK$9 million (2005: nil).

DEALINGS IN LISTED SECURITIES

The Company has not redeemed any of its shares or listed debt securities during the year ended 31st December 2006. Neither the Company nor any of its subsidiaries have purchased or sold any of the Company's shares or listed debt securities during the year.

REVIEW OF ANNUAL RESULTS

The annual results for the year ended 31st December 2006 have been reviewed by the Audit Committee of the Company. The figures in this preliminary announcement of the results of the Group for the year ended 31st December 2006 have been agreed to the amounts set out in the Group's consolidated financial statements for the year by the Company's auditors, PricewaterhouseCoopers. The work of PricewaterhouseCoopers in this respect, did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants.

CORPORATE GOVERNANCE

The Company has met the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") except code provision A.4.2. The Board considers that the spirit of code provision A.4.2 has been upheld, given that the other Directors do retire by rotation in accordance with the Articles of Association of the Company and the Group is best served by not requiring the Chairman and the Managing Director to retire by rotation since their continuity in office is of considerable benefit to and their leadership, vision and profound knowledge in the widespread geographical business of the Group is an asset of the Company.

ANNUAL REPORT 2006

The Annual Report 2006 of the Company containing all the information required by the Listing Rules will be published on the respective websites of the Exchange and the Company in due course.

CHANGES IN THE BOARD

The Board welcomes the appointment of Mr. Anthony Thomas Christopher Carter as a non-executive director of the Company with effect from 18th April 2007, bringing substantial valuable experience to the Group.

Mr. William Lo Chi Chung has resigned as an executive director of the Company with effect from 1st May 2007. The Board would like to express its gratitude to Mr. Lo for his contribution to the Group during his term of appointment.

DIRECTORS

As at the date of this announcement, the executive directors are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 18th April 2007

Registered Office:
Room 1606, 16th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong

Website: www.galaxyentertainment.com

Please also refer to the published version of this announcement in ***South China Morning Post.***

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(於香港註冊成立之有限公司)
(股份代號：27)

截至二零零六年十二月三十一日止年度
之全年業績公佈

全年業績

銀河娛樂集團有限公司（「本公司」）之董事宣佈本公司及其附屬公司（統稱爲「本集團」）截至二零零六年十二月三十一日止年度之已審核業績如下：

本集團截至二零零六年十二月三十一日止年度之營業額爲港幣46.69億元，相比截至二零零五年十二月三十一日止年度之營業額爲港幣12.92億元。

本集團截至二零零六年十二月三十一日止年度之股東應佔虧損爲港幣15.32億元，相比截至二零零五年十二月三十一日止年度則爲溢利港幣23.95億元。

自二零零五年七月收購銀河娛樂場股份有限公司（「銀河」）附有 97.9%經濟權益之88.1%有投票權股份後，博彩及娛樂成爲本集團之主要業務，截至二零零六年十二月三十一日止年度，該分部爲本集團帶來港幣 33.89 億元之營業額進賬。截至二零零六年十二月三十一日止年度，本集團之股東應佔虧損已計入因於二零零五年七月收購銀河而產生的博彩牌照攤銷港幣 9.98 億元。

末期股息

董事會議決於截至二零零六年十二月三十一日止年度不建議宣派任何末期股息（二零零五年：無）。

綜合損益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 *港幣千元*	二零零五年 *港幣千元*
營業額	4	**4,669,495**	1,291,927
銷售成本		**(4,255,222)**	(1,181,342)
毛利		**414,273**	110,585
收購淨資產公平值超出			
收購附屬公司成本之款項		**–**	3,039,019
其他收入		**262,325**	110,010
行政費用		**(683,422)**	(196,662)
其他營運費用		**(1,025,623)**	(471,128)
經營（虧損）／溢利	5	**(1,032,447)**	2,591,824
財務費用		**(522,226)**	(118,157)
應佔溢利減虧損			
共同控制實體		**29,623**	(77,975)
聯營公司		**(612)**	2,696
除稅前（虧損）／溢利		**(1,525,662)**	2,398,388
稅項	6	**(5,848)**	(1,683)
本年度（虧損）／溢利		**(1,531,510)**	2,396,705
以下人士應佔：			
股東		**(1,531,546)**	2,395,269
少數股東權益		**36**	1,436
		(1,531,510)	2,396,705
		港仙	港仙
每股（虧損)／盈利	7		
基本		**(46.5)**	110.7
攤薄		**(46.5)**	109.4

綜合資產負債表
於二零零六年十二月三十一日

	附註	二零零六年 *港幣千元*	二零零五年 *港幣千元*
資產			
非流動資產			
物業、機器及設備		**3,882,504**	1,187,663
投資物業		**62,500**	63,000
租賃土地和土地使用權		**1,621,917**	1,638,620
無形資產		**15,520,486**	16,493,230
共同控制實體		**386,520**	279,432
聯營公司		**730**	21,346
其他非流動資產		**951,697**	595,120
		22,426,354	20,278,411
流動資產			
存貨		**94,522**	86,971
應收賬款及預付款	8	**863,138**	883,791
可收回稅項		**2,546**	1,039
其他投資		**39,241**	69,495
現金和銀行結餘		**5,783,197**	5,068,214
		6,782,644	6,109,510
總資產		**29,208,998**	26,387,921
權益			
股本		**329,612**	329,058
儲備		**13,303,187**	14,603,396
股東權益		**13,632,799**	14,932,454
少數股東權益		**490,700**	491,910
總權益		**14,123,499**	15,424,364
負債			
非流動負債			
借貸		**8,439,965**	4,643,355
遞延稅項負債		**1,778,588**	1,778,531
衍生金融工具		**573,109**	–
撥備		**120,151**	144,360
		10,911,813	6,566,246
流動負債			
應付賬款及應計費用	9	**3,633,845**	1,452,047
借貸之現期部分		**532,888**	2,943,806
應付稅項		**6,953**	1,458
		4,173,686	4,397,311
負債總額		**15,085,499**	10,963,557
總權益及負債		**29,208,998**	26,387,921

財務報表附註

1. 編製基準

財務報表乃採用歷史成本法，並對投資物業、非流動投資、財務資產及財務負債（包括衍生金融工具）按公平值列值之重估作出修訂，及按照香港會計師公會(「香港會計師公會」)頒佈之香港財務報告準則（「財務準則」）而編製。

2. 會計政策變動

在二零零六年，本集團採納下列由香港會計師公會頒佈在二零零六年一月一日或之後開始之會計期間生效之新訂準則、準則修訂及詮釋。本集團會計政策之變動及有關影響現載列如下。

截至二零零六年十二月三十一日止年度內，香港（國際財務報告詮釋委員會）詮釋第4號生效，據此，本集團已重新評估全部現有安排，以根據有關安排之內容釐定該等安排是否包括租賃。經是次重新評估後，根據香港（國際財務報告詮釋委員會）詮釋第4號，若干廠房及設備及電腦軟件之安排構成租賃。因此，於二零零五年十二月三十一日賬面淨值分別為港幣36,842,000元及港幣1,139,000元之物業、廠房及設備以及無形資產已重新分類列作融資租賃投資。然而，上述變動並無對本集團之業績造成任何影響，因此無需對上年度作出調整。

3. 分部資料

本集團主要從事娛樂場幸運博彩或其他方式的博彩，提供酒店住宿款待及相關服務以及建築材料製造、銷售及分銷業務。根據本集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。

3. 分部資料（續）

(a) 業務分部資料

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	合計 *港幣千元*
截至二零零六年十二月三十一日止年度				
營業額	**3,388,767**	**1,280,728**	**-**	**4,669,495**
經營溢利/(虧損)(附註a)	**(1,187,893)**	**52,512**	**102,934**	**(1,032,447)**
財務費用				**(522,226)**
應佔溢利減虧損				
共同控制實體	**(2,803)**	**32,426**	**-**	**29,623**
聯營公司	**-**	**(612)**	**-**	**(612)**
除稅前虧損				**(1,525,662)**
稅項				**(5,848)**
本年度虧損				**(1,531,510)**
資本開支	**(2,773,738)**	**(69,533)**	**(5,459)**	**(2,848,730)**
折舊	**(60,570)**	**(82,729)**	**(1,194)**	**(144,493)**
攤銷	**(1,007,187)**	**(38,459)**	**-**	**(1,045,646)**
非流動投資減值	**-**	**-**	**(4,237)**	**(4,237)**
物業、機器及設備減值	**-**	**(784)**	**-**	**(784)**

(a) 博彩及娛樂業務分部業績包括城市俱樂部娛樂場及星際酒店及娛樂場所產生之開辦前開支港幣 267,868,000 元。

3. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	合計 *港幣千元*
截至二零零五年十二月三十一日止年度				
營業額	66,213	1,225,714	-	1,291,927
經營溢利/(虧損)(附註a)	2,624,750	3,683	(36,609)	2,591,824
財務費用				(118,157)
應佔溢利減虧損				
共同控制實體	-	(77,975)	-	(77,975)
聯營公司	-	2,696	-	2,696
除稅前溢利				2,398,388
稅項				(1,683)
本年度溢利				2,396,705
資本開支	(19,076,899)	(73,337)	-	(19,150,236)
折舊	(765)	(76,857)	-	(77,622)
攤銷	(418,844)	(39,602)	-	(458,446)
收購淨資產公平值超出收購附屬公司成本之款項	3,039,019	-	-	3,039,019
物業、廠房及設備減值	-	(13,070)	-	(13,070)
應收賬款及其他應收款減值	-	(28,500)	-	(28,500)
非流動投資減值	-	-	(1,505)	(1,505)

(a) 博彩及娛樂業務分部業績包括收購淨資產公平值超出收購附屬公司成本之金額港幣 3,039,019,000 元。

3. 分部資料（續）

(a) 業務分部資料（續）

	博彩及娛樂 *港幣千元*	建築材料 *港幣千元*	未分配 *港幣千元*	合計 *港幣千元*
於二零零六年十二月三十一日				
分部資產	**20,403,330**	**1,782,149**	**6,636,269**	**28,821,748**
共同控制實體	**(2,769)**	**389,289**	**-**	**386,520**
聯營公司	**-**	**730**	**-**	**730**
總資產				**29,208,998**
分部負債	**2,907,093**	**539,522**	**11,638,884**	**15,085,499**
於二零零五年十二月三十一日				
分部資產	18,770,818	1,842,757	5,473,568	26,087,143
共同控制實體	-	279,432	-	279,432
聯營公司	-	21,346	-	21,346
總資產				26,387,921
分部負債	862,281	570,923	9,530,353	10,963,557

(b) 地區分佈資料

	營業額 *港幣千元*	資本開支 *港幣千元*	總資產 *港幣千元*
截至二零零六年十二月三十一日止年度			
澳門	3,620,336	2,796,186	25,077,008
香港	516,380	30,515	2,860,182
中國內地	532,779	22,029	1,271,808
	4,669,495	**2,848,730**	**29,208,998**
截至二零零五年十二月三十一日止年度			
澳門	126,936	19,112,855	24,094,083
香港	493,504	11,232	1,078,696
中國內地	671,487	26,149	1,215,142
	1,291,927	19,150,236	26,387,921

4. 營業額

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
建築材料銷售	**1,280,728**	1,225,714
博彩經營業務		
博彩收益淨額	**3,186,893**	-
貢獻(附註a)	**167,057**	66,213
小費收入	**19,692**	-
酒店業務		
房間租金	**10,739**	-
食物及餐飲	**3,924**	-
其他	**462**	-
	4,669,495	1,291,927

(a) 本集團就若干城市俱樂部娛樂場（「若干城市俱樂部娛樂場」）與第三方訂立若干協議(「協議」)，協議年期相等於與澳門特別行政區政府(「澳門政府」)訂立的批給合同年期，直至二零二二年六月屆滿。

根據協議，若干服務供應商(「服務供應商」)已承諾爲若干城市俱樂部娛樂場提供穩定客源，並爲該等城市俱樂部娛樂場招攬或介紹客戶。此外，服務供應商亦同意就該等娛樂場所用物業訂立之租約產生之絕大部分風險向本集團提供彌償，並保證會向本集團支付若干營運及行政費用。本集團所得收益乃經依據博彩收益淨額按不同比率，扣除向澳門政府支付之特別博彩稅及基金後釐定。其餘博彩收益淨額及來自博彩業務之收益減所有有關的營運及行政費用之金額歸服務供應商所有。

本集團經分析有關協議下集團本身及服務供應商之風險及回報後，來自若干城市俱樂部娛樂場之收益按博彩收益淨額之既定比率經扣除向澳門政府支付之特別博彩稅及基金後予以確認，以反映本集團經濟利益之總流入。此外，若干城市俱樂部娛樂場營運有關之所有有關營運及行政開支，並無於財務報表內確認爲本集團開支。

4. 營業額（續）

若干城市俱樂部娛樂場來自博彩經營業務的收支資料概述如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
博彩收益淨額	**2,732,614**	1,570,687
小費及其他收入	**22,820**	12,207
利息收入	**18,085**	5,510
	2,773,519	1,588,404
營運費用		
向澳門政府支付的特別博彩稅及基金	**(1,101,141)**	(628,882)
已付中介人的佣金及津貼	**(1,042,232)**	(611,322)
員工成本	**(328,559)**	(108,304)
行政及其他費用	**(73,065)**	(32,870)
	(2,544,997)	(1,381,378)
博彩經營業務的貢獻	**228,522**	207,026
服務供應商的酬金淨額	**(61,465)**	(140,813)
本集團應佔的貢獻	**167,057**	66,213

5. 經營（虧損）／溢利

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
經營（虧損）／溢利已計入：		
租金收入	**9,286**	13,721
利息收入		
借款予共同控制實體	**2,073**	2,532
借款予關連公司	**3,371**	-
銀行存款	**156,578**	20,257
遞延應收款	**797**	703
行政收入	**16,864**	2,095
非上市投資股息收入	**9,229**	12,721
上市投資股息收入	**349**	-
上市投資公平值變動	**3,883**	6,522
及已扣除：		
折舊	**144,493**	77,622
攤銷		
博彩牌照	**998,089**	418,762
電腦軟件	**1,135**	82
清除表土費用	**16,475**	16,192
改善石礦場	**15,050**	15,120
發展石礦場	**1,959**	1,905
租賃土地和土地使用權	**12,938**	6,385
銷售存貨成本	**1,106,659**	1,062,157

6. 稅項

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
本年度稅項		
香港利得稅	**708**	1,049
中國內地所得稅	**1,932**	634
澳門所得補充稅	**4,029**	-
遞延稅項	**(821)**	-
	5,848	1,683

香港利得稅乃按照本年度估計應課稅溢利依17.5%（二零零五年：17.5%）稅率提撥。香港以外地區稅項乃按有關國家之現行稅率就當地產生之應課稅溢利提撥。

截至二零零六年十二月三十一日止年度分別應佔聯營公司及共同控制實體之稅項為港幣零元（二零零五年：港幣721,000元）及港幣2,351,000元（二零零五年：港幣645,000元），已於損益表內應佔聯營公司及共同控制實體之溢利減虧損記錄入賬。

7. 每股(虧損)/盈利

每股基本(虧損)/盈利乃根據股東應佔虧損港幣 1,531,546,000 元（二零零五年：溢利港幣 2,395,269,000 元）及年內已發行股份之加權平均的 3,293,135,440 股（二零零五年：2,164,208,891 股）計算。

二零零六年之每股攤薄虧損相等於每股基本虧損，因尚未行使認股權之行使並無對每股虧損造成攤薄影響。二零零五年之每股攤薄盈利乃根據股東應佔溢利港幣2,395,269,000元及已發行股份之加權平均的2,164,208,891股加因認股權而具攤薄作用之潛在股份25,507,219股計算。

8. 應收賬款及預付款

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
業務應收賬款扣除撥備	**504,390**	497,406
其他應收款扣除撥備	**68,193**	100,425
應收共同控制實體款項	**174,053**	190,266
應收聯營公司款項	**183**	-
預付款	**72,620**	88,331
應收融資租賃款之現期部分	**43,699**	7,363
	863,138	883,791

業務應收賬款主要源自銷售建築材料。本集團根據當地行業標準制定信貸政策。本集團給予香港及澳門客戶之信用期限一般介乎30天至60天，而給予中國內地客戶之信用期限一般則介乎120天至180天。此政策由管理層定期檢討。

本集團之業務應收賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
一個月內	**136,508**	130,362
二至三個月	**148,612**	152,782
四至六個月	**97,840**	98,995
六個月以上	**121,430**	115,267
	504,390	497,406

9. 應付賬款及應計費用

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
業務應付賬款	**975,230**	393,049
其他應付款	**668,863**	379,396
已發出籌碼	**1,065,413**	345,924
應付共同控制實體款項	**294**	14,397
少數股東貸款	**76,088**	94,288
營運應計費用	**843,663**	219,671
已收按金	**4,294**	5,322
	3,633,845	1,452,047

9. 應付賬款及應計費用（續）

本集團之業務應付賬款依發票日期之賬齡分析如下：

	二零零六年 *港幣千元*	二零零五年 *港幣千元*
一個月內	**816,005**	245,230
二至三個月	**65,820**	49,207
四至六個月	**55,560**	41,135
六個月以上	**37,845**	57,477
	975,230	393,049

管理層討論及分析

二零零六年是銀河娛樂集團邁向新里程碑之年，除了本集團年內開業之三間城市俱樂部娛樂場：利澳娛樂場、總統娛樂場及金都娛樂場外，本集團旗下首家旗艦酒店，星際酒店及娛樂場，亦已於二零零六年十月隆重開業。本集團現已有五間娛樂場正式開業，已穩據澳門博彩業內之主要地位。

業務回顧

截至二零零六年十二月三十一日止年度，營業額及股東應佔溢利分別爲港幣46.69億元及虧損港幣15.32億元，而截至二零零五年十二月三十一日止年度分別爲港幣12.92億元及溢利港幣23.95億元。本集團之營業額比去年飈升，反映出集團年內於澳門四間新建娛樂場開業後主力擴充博彩及娛樂業務之成果，當中包括集團旗艦酒店－星際酒店。星際酒店貴賓廳已於十一月底開業，而星際酒店於本財政年度只有一個月整個月營運。

本集團年內於扣除下列各項後錄得虧損:

- 折舊及攤銷港幣11.9億元，包括因二零零五年七月收購澳門業務而產生之無形資產攤銷港幣9.98億元；
- 財務費用港幣5.22億元；
- 年內四間娛樂場開業有關之籌辦及開業前期費用港幣2.68億元，包括員工成本、培訓費用、市場推廣及建立品牌開支。

亦須留意，於二零零五年的股東應佔溢利包括於二零零五年七月收購澳門業務而產生一項港幣30.39億元之收益。

二零零七年將成爲星際酒店及娛樂場以及集團旗下各城市俱樂部娛樂場首個全年營運年度，亦將爲具有指標作用之一年，以評估本集團博彩及娛樂業務在財務方面所得之成就。

二零零七財政年度首三個月，本集團錄得博彩收入超過港幣37億元，而貴賓博彩桌轉碼營業額收入更高逾港幣1,000億元。因此，銀河所佔市場份額現已增至佔整個市場份額之22%。

於二零零六年第四季，澳門博彩市場較二零零五年同期增長44%，而貴賓博彩桌收入則較上年度增加65%，而中場博彩桌收入增長較爲溫和，錄得15%增幅。凡此種種，足證銀河採取主攻貴賓博彩桌業務之策略明智。

星際酒店物業由銀河興建，成本連地價約爲港幣30億元。星際酒店之潛在盈利可於二零零七年及來年全面實現。此項物業目前之市值遠遠高於本集團資產負債表內所反映之發展成本。銀河相信其於星際酒店之投資資金回報（發展成本相對除利息、稅項、折舊及攤銷前盈利（EBITDA）的回報）將會一如銀河旗下城市俱樂部娛樂場之業務一樣比預期爲佳。

本集團於路氹所持用作發展渡假村酒店之土地乃集團其中一項最重要之資產，但本集團現時之資產負債表內並未有反映此項資產之現值。

本集團截至二零零六年十二月三十一日止年度之分部營運業績分析載列如下。

扣除非經常項目之除利息、稅項、折舊及攤銷前盈利（EBITDA）

	博彩及娛樂 港幣千元	建築材料 港幣千元	中央 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元
本公司及附屬公司:					
經營溢利/(虧損)	(1,187,893)	52,512	102,934	(1,032,447)	2,591,824
共同控制實體及聯營公司:					
應佔除稅前溢利減虧損	(2,803)	34,165	-	31,362	(73,913)
折舊及攤銷	1,067,757	121,188	1,194	1,190,139	536,068
非經常項目	267,868	-	(20,000)	247,868	(2,905,203)
EBITDA (不包括非經常項目)	**144,929**	**207,865**	**84,128**	**436,922**	148,776

博彩及娛樂業務部門

概覽

本年度，澳門博彩市場持續錄得雙位數字增長。二零零六年澳門之博彩收益淨額較去年同期增長逾20%至港幣530億元。作爲全球目前最大之博彩市場，澳門繼續成爲全球博彩收益及到訪遊客增長率最快之地區。

二零零六年，銀河博彩桌之數目由 63 張增至超過 500 張，佔全澳門博彩桌數目約 20%，而銀河角子機數目亦由 75 台增至逾 800 台，佔全澳門角子機數目差不多 15%。年內，銀河娛樂場帶來博彩收益淨額爲港幣 73 億元，因集團於各間城市俱樂部娛樂場有不同之協議，於會計處理上，列入集團財務報表內之博彩收益淨額爲港幣 34 億元。

自星際酒店及三間新城市俱樂部娛樂場開業後，銀河於澳門所佔之總博彩收益淨額由二零零六年上半年之9%增至下半年之17%，而於二零零六年十二月單一個月，銀河所得博彩收益淨額已高逾港幣11億元，市場佔有率達19%。

於二零零六年，博彩及娛樂業務部門錄得經營虧損港幣11.88億元。

於考慮此分部業務之表現時，亦須留意此數字乃就下列各項作出調整後計算:

- 折舊及攤銷費用港幣10.68億元，包括攤銷博彩牌照費用港幣9.98億元。
- 非經常項目港幣2.68億元，其中包括星際酒店及三間城市俱樂部娛樂場開業之有關開業前期費用，包括員工成本、培訓費用、市場推廣及建立品牌開支。

誠如較早前所述，星際酒店貴賓博彩桌於二零零六年十一月二十六日方始開業，因此，博彩及娛樂業務分部之EBITDA僅包括該娛樂場之貴賓博彩桌一個月整月營運。

二零零七年將成爲星際酒店及各間城市俱樂部娛樂場首個全年營運年度，亦將爲具有指標作用之一年，以評估銀河博彩及娛樂業務在財務方面所得之成就。

於二零零六年十二月三十一日，本集團有現金港幣60億元，包括分類列作其他非流動資產爲數港幣2.59億元之受限制銀行存款，連同星際酒店、城市俱樂部及銀河其他經營業務之現金流，銀河已具備足夠之財務資源以於二零零八年底前完成發展路氹城第一期大型娛樂渡假中心及經營有關業務。

星際酒店

星際酒店是銀河首間旗艦娛樂場，酒店旗下中場博彩業務已於二零零六年十月十九日開業，項目成本約爲港幣30億元。星際酒店貴賓廳亦已於二零零六年十一月二十六日逐步開業。星際酒店之設計獨特，主題突出，特別配合正不斷擴張之博彩娛樂場遊客之品味及喜好。星際酒店外牆壯麗之燈飾已劃破澳門長空，保證成爲澳門所有遊客「不容錯過」之娛樂場。

星際酒店有策略地座落於澳門市中心，且位於澳門博彩娛樂場「外港填海區」之心臟地帶，鄰近新葡京酒店、永利渡假酒店及MGM酒店。鑒於星際酒店本身獨特之弧形酒店設計，所有500間酒店客房皆擁全海景色。

於二零零七年三月，星際酒店「金門」尊尚會隆重開幕，並增加不少貴賓博彩桌。星際酒店全面落成投入營運後，各類設施一應俱全，包括佔地16,500平方米之博彩場地、250張博彩桌、500台角子機、500間酒店客房、套房及總統套房以迎合各貴賓所需。星際酒店可謂美食天堂，除了琳琅滿目之自助餐供應，更附設「品味坊」及匯集全澳門最具特色之中式佳餚，包括獲獎無數之蘇浙滙及丹桂軒，而酒店亦快將開設日本及西式高級餐廳。爲了迎合客人對會議及宴會廳的需要，星際酒店宴會廳亦將於本年度稍後啓用。星際酒店提供國際級服務，附設一流設施，本集團深明各尊貴客戶所需，我們深信這些優勢將可推動本集團邁向成功。

路氹城大型娛樂渡假中心

銀河旗下之路氹城大型娛樂渡假中心之發展工程進展順利，首階段發展項目預期於二零零八年開業。此階段發展項目包括佔地25,000平方米之博彩場地，其中配備可容納多達600張博彩桌及1,000 台角子機之娛樂場，渡假中心樓高27層，設有1,500間酒店客房以及套房，而其他設施包括各式各樣之水療、蒸氣浴及休閑設施、匯集超過20家食府的亞洲美食天堂、一眾精選的專賣商店及各類水上娛樂設施。

展望將來，銀河旗下的路氹城大型娛樂渡假中心將發展成爲包括六至八座不同等級的星級酒店，酒店客房數目多達12,000間、博彩桌1,500張、角子機3,000台，並設有不少高檔零售商店以及多功能會議設施。

銀河路氹城的發展地盤佔地4,700,000平方呎，躋身澳門最大單一發展地盤之列。如此龐大的土地爲銀河帶來靈活性，能把握不斷湧現的商機，繼續發展及擴充業務。誠如較早前所述，此項寶貴資產之現值尚未於銀河資產負債表內反映。

城市俱樂部娛樂場

於二零零六年，銀河城市俱樂部娛樂場錄得顯著增長。年內增設之三間新城市俱樂部娛樂場經已全部開業。利澳娛樂場已於二月底開業，總統娛樂場已於四月底開業，而金都娛樂場則已於五月開業。

於二零零六年，城市俱樂部娛樂場的業務持續增長。三間全新城市俱樂部娛樂場連同銀河原有的城市俱樂部娛樂場華都娛樂場相繼開業，使銀河於澳門博彩市場得以穩據一席。澳門城市俱樂部娛樂場之博彩桌目前已增至逾280張，而角子機數目則已增至475台。

發行債券

誠如二零零五年年報所載，銀河於二零零五年經已透過發行債券成功集資6億美元。該等債券已於新加坡證券交易所買賣，而市場對該等債券之反應理想，目前以高於發行價之溢價買賣。

發行可換股債券

於二零零六年十二月，美國一批投資基金與本集團洽商後，集團發行 2.4億美元零息五年期可換股票據。該筆資金連同發行債券所得款項，可確保銀河具備所需財力，以壯大及提高銀河路氹城大型娛樂渡假中心之競爭力。

建築材料業務

去年，建築材料業務之營業額及溢利貢獻保持穩定增長。過去數年來，此部門一直致力節省成本，奠下堅穩基礎，成功保持競爭優勢，得以傲視同儕。儘管面對香港市場需求持續萎縮，以及中國內地市場競爭越趨激烈之影響，惟此部門仍能衝破重重挑戰，發展業務。

香港及澳門

本集團繼續確保集團之營運具成本效益，維持在業內之競爭優勢。此舉讓集團於香港面對市場需求持續減弱之情況下仍能維持理想的盈利貢獻。為了進一步鞏固集團之市場地位，同時擴大盈利基礎，此部門於二零零六年八月收購泰瑪士柏油香港有限公司之80%股權，藉著是次收購行動集團成功擴大了盈利基礎，同時透過集中各部門之營運，得享協同效益，減省不少成本。於二零零六年十月，本集團透過一家本集團擁有其36.5%權益之公司，成功取得一份與香港特別行政區政府訂立在新界藍地之重修工程合約。此份合約不單為本集團長期供應石料產品，並為集團提供一個良好物流營運基地，藉此進一步擴闊香港之市場版圖。

二零零六年，本集團於澳門之建築材料業務繼續錄得理想增長，銷量持續增加，溢利貢獻亦有所提高。年內，本集團進一步擴充生產設施，以配合市場持續上升之需求。

中國內地

中國內地市場之競爭仍然十分激烈，導致建材產品售價下跌，邊際毛利亦收縮。為了維持本集團於市場之競爭優勢，此部門業務經已整合業務運作，致力達到協同效益，減省成本。至於本集團與大型鋼鐵公司組成合營公司，以產銷礦渣微粉，該等合營公司已為此分部業務帶來可觀之盈利貢獻，並正在計劃進一步擴充生產設施，以滿足市場對礦渣微粉不斷上升之需求。

此外，集團於雲南之水泥合營公司之投資正如期進行。除了經營昆明水泥業務外，本集團亦計劃投資雲南其他地區，以抓緊中央政府推行西部大開發政策使對建材產品之需求不斷上升所帶來的商機。於二零零六年十一月，本集團連同昆鋼攜手於雲南保山區已動工興建新水泥生產設施。預期該廠房將於二零零八年正式投產。

雲南昆明水泥業務已開始爲集團帶來盈利貢獻，而第二期生產設施之建築工程亦已竣工。該廠房目前處於測試階段，預期快將投入生產。本集團將會繼續於雲南物色投資良機，預期該等投資將可爲集團今後之發展奠下堅實基礎，並提供穩定之溢利增長。

流動資金及財務資源

本集團之財務狀況於年內繼續保持穩健。本集團於二零零六年十二月三十一日之股東權益爲港幣 136.33 億元，較於二零零五年十二月三十一日之港幣 149.32 億元減少約 9%。本集團之總資產則增至港幣 292.09 億元，而於二零零五年十二月三十一日則爲港幣 263.88 億元。

本集團之現金狀況繼續保持充裕。於二零零六年十二月三十一日之現金及銀行結餘總額爲港幣 57.83 億元，相比二零零五年十二月三十一日則爲港幣 50.68 億元。

於二零零六年十二月三十一日，本集團的總債務爲港幣 89.73 億元，於二零零五年十二月三十一日則爲港幣 75.87 億元。本集團的總債務主要包括銀行貸款、定息票據、擔保票據、可換股票據及其他債務責任，大多以港幣及美元爲單位。本集團會密切監控借貸水平，以確保償還款項直至到期日爲止。

本集團之流動資金狀況繼續保持穩健，本集團深信可穩取充足資源以應付承擔、營運資金需要及未來資產收購所需。

負債比率

負債比率定義爲未償還之總借款金額扣除現金結餘與總資產（不包括現金結餘）相比。本集團於二零零六年十二月三十一日之負債比率處於 14%之滿意水平，於二零零五年十二月三十一日則爲 12%。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣爲主，故此，外滙風險維持在極低水平。本集團所有借貸以港幣、美元或人民幣爲基礎，並在時機合適及認爲適當之情況下，利用外幣遠期合約對沖外匯風險。考慮到本集團的庫務管理業務之需要，本集團已使用貨幣掉期交易，藉此減低本集團之外匯波動風險。

集團資產之抵押

賬面淨値港幣 2.17 億元（二零零五年： 港幣 2.21 億元）之租賃土地及港幣 2.59 億元（二零零五年：港幣 2.59 億元）之銀行存款已作爲銀行信貸之抵押。

擔保

本公司已就附屬公司獲授之信貸額向銀行作出為數港幣 2.10 億元（二零零五年：港幣 2.62 億元）擔保，其中港幣 1.75 億元（二零零五年：港幣 1.24 億元）經已動用。

本集團已就聯營公司獲授之信貸額向銀行作出為數港幣 9 百萬元（二零零五年：無）擔保。於二零零六年十二月三十一日，已動用信貸額為港幣 9 百萬元（二零零五年：無）。

買賣上市證券

本公司於截至二零零六年十二月三十一日止之年度內，並無贖回任何本公司之股份或上市債務證券。 本公司或其任何附屬公司於年內亦並無購入或出售任何本公司之股份或上市債券證券。

審閱全年業績

本集團截至二零零六年十二月三十一日止年度之全年業績，已經由本公司審核委員會審閱。本公司核數師羅兵咸永道會計師事務所已對本集團此份截至二零零六年十二月三十一日止年度之初步業績公佈所載之金額，與本集團年內之綜合財務報表所載金額作出比對及相符。就此而言，羅兵咸永道會計師事務所之工作並不構成香港會計師公會頒佈之香港核數準則、香港審閱委聘準則或香港保證委聘準則之保證委聘。

企業管治

除守則條文第A.4.2條外，本公司已遵守香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）附錄十四內企業管治常規守則所載之守則條文規定。就守則條文第A.4.2條而言，鑑於其他董事均會根據本公司之組織章程細則輪席退任，而主席及董事總經理因對本集團分佈各地的業務有深遠知識，其所具備的領導才能及遠見是本公司的可貴資產，他們留任對本公司而言有莫大裨益，而他們不須輪席退任實對本集團有利，因此董事會認為，守則條文第A.4.2條的精神已得到體現。

二零零六年年報

載有上市規則所規定全部資料之本公司二零零六年年報將於稍後時間分別在聯交所及本公司網頁上登載。

董事會變動

董事會歡迎唐家達先生(Mr. Anthony Thomas Christopher Carter)於二零零七年四月十八日起獲委任為本公司之非執行董事，將其寶貴經驗貢獻予本集團。

羅志聰先生辭任本公司之執行董事，由二零零七年五月一日起生效。董事會謹此感謝羅先生在任期間對本集團所作出之貢獻。

董事會

於本公佈日期，執行董事爲呂志和博士、呂耀東先生、陳啓能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事爲鄭慕智先生及唐家達先生，獨立非執行董事爲張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年四月十八日

註冊辦事處：
香港中環
夏慤道10號
和記大廈16樓1606室

網址：www.galaxyentertainment.com

請同時參閱本公佈於香港經濟日報刊登的內容。

GALAXY ENTERTAINMENT GROUP LIMITED
銀河娛樂集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

CHANGE OF DIRECTORS

The Board is pleased to announce that Mr. Anthony Thomas Christopher Carter has been appointed a non-executive director of the Company with effect from 18 April 2007. The Board also announces that Mr. William Lo Chi Chung has resigned as an executive director of the Company with effect from 1 May 2007.

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of Galaxy Entertainment Group Limited (the "Company") is pleased to announce that Mr. Anthony Thomas Christopher Carter has been appointed a non-executive director of the Company with effect from 18 April 2007.

Mr. Anthony Thomas Christopher Carter, aged 61, holds a L.L.B. (Hons) from the University of Leeds in England. He is a solicitor in the United Kingdom, Hong Kong and Australia and a Notary Public in Hong Kong. He has extensive experience in strategic planning and business management as well as in corporate finance and development.

Mr. Carter is a director of Galaxy Casino, S.A., a subsidiary of the Company and a director of a number of other subsidiaries of the Company. Apart from being a non-executive director of the Company, Mr. Carter did not hold any directorship in any listed public companies in the past three years.

Mr. Carter's service contract provides for a term of three years. The amount of emoluments payable to Mr. Carter as specified in his service contract comprise an annual director's fee which will be proposed by the Board and approved by shareholders of the Company at the subsequent year's annual general meeting. His emoluments are determined by reference to his duties and responsibilities with the Company, the Company's performance and profitability, the Company's remuneration policy and the market benchmark.

Mr. Carter does not have any relationship with any director, senior management or substantial or controlling shareholder of the Company. As at the date hereof, he has interests in a total of 2,800,000 shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, comprising 300,000 shares and 2,500,000 share options entitling him to subscribe for shares of the Company at the subscription price of HK$4.59 per share.

Save as disclosed herein, the Board is not aware of any other matters relating to the above appointment that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to any of the requirements of paragraphs (h) to (v) of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Board would like to express its warm welcome to Mr. Carter on his appointment.

RESIGNATION OF DIRECTOR

The Board also announces that Mr. William Lo Chi Chung has resigned as an executive director of the Company with effect from 1 May 2007 for personal reasons. Mr. Lo has confirmed that there is no disagreement with the Board and there is no other matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Lo for his valuable efforts and contributions to the Company during his term of appointment.

By Order of the Board of
Galaxy Entertainment Group Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 18 April 2007

At the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive directors of the Company are Mr. Moses Cheng Mo Chi and Mr. Anthony Thomas Christopher Carter; and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

"*Please also refer to the published version of this announcement in* ***South China Morning Post.***"

GALAXY ENTERTAINMENT GROUP LIMITED

銀河娛樂集團有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

董事變更

董事會欣然宣佈，由二零零七年四月十八日起，唐家達先生已獲委任為本公司之非執行董事。董事會亦宣佈維志聰先生已辭任本公司之執行董事，由二零零七年五月一日起生效。

董事委任

銀河娛樂集團有限公司（「本公司」）之董事會（「董事會」）欣然宣佈，由二零零七年四月十八日起，Mr. Anthony Thomas Christopher Carter唐家達先生（「唐家達先生」）已獲委任為本公司之非執行董事。

唐家達先生，現年61歲，持有英國University of Leeds頒發之榮譽法律學士，彼為英國、香港及澳洲律師及香港公証人，在策略性規劃、商業管理及企業財務及發展方面，累積廣泛經驗。

唐家達先生為本公司附屬公司銀河娛樂場股份有限公司之董事，亦同時擔任本公司多間其他附屬公司之董事。除出任本公司之非執行董事外，唐家達先生於過去三年內並無在其他上市公眾公司擔任任何董事職務。

唐家達先生定有為期三年之服務合約。按其服務合約所載明支付予唐家達先生之酬金金額包括由董事會建議並經本公司股東於隨後一屆股東週年大會上批准之年度董事袍金。彼之酬金乃參照其於本公司之職責及責任、本公司之表現及盈利、本公司之酬金政策以及市場基準而釐定。

唐家達先生與本公司任何董事、高級管理人員或主要股東或控股股東概無任何關係。於本公佈日期，彼持有根據證券及期貨條例第XV部所指合共2,800,000股本公司股份之權益，當中包括300,000股股份及可按每股港幣4.59元認購價認購2,500,000股本公司股份之認股權權益。

除上文所披露者外，董事會就上述委任並無獲悉任何其他事宜需要股東留意，概無任何須根據香港聯合交易所有限公司證券上市規則第13.51(2)條第(h)至(v)段之規定予以披露之資料。

董事會對唐家達先生之委任謹致以熱烈歡迎。

董事辭任

董事會亦宣佈羅志聰先生因私人理由已辭任本公司之執行董事，由二零零七年五月一日起生效。羅先生確認，彼與董事會並無意見分歧，亦無任何與其辭任有關而須知會本公司股東之事宜。

董事會謹此就羅先生在任期間對本公司所作出之努力及寶貴貢獻致以衷心感謝。

承董事會命
銀河娛樂集團有限公司
公司秘書
陳麗潔

香港，二零零七年四月十八日

於本公佈日期，本公司執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，本公司非執行董事為鄭慕智先生及唐家達先生，以及本公司獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

「請同時參閱本公布於經濟日報刊登的內容。」

END